Form 10KSB, Exhibit 13
period 1996-12-31
COLUMBIA BANCORP \OR\
filed 1997-03-31
CIK 1010002

                                                                EXHIBIT 13

                      GENERAL DESCRIPTION OF BUSINESS AND
                               LENDING ACTIVITIES


COLUMBIA Bancorp (Bancorp or the bank) is the fourth largest bank holding company with headquarters in Oregon, and the largest in North-Central Oregon. In July 1996, Bancorp completed its acquisition of Klickitat Valley Bank (Klickitat). Bancorp now operates nine branch offices through Klickitat and its other subsidiary, Columbia River Banking Company (Columbia).

        Columbia does business in Oregon under the assumed business name "Columbia River Bank" in Hood River, Maupin, and two locations in The Dalles. In Madras, Redmond and Bend, Columbia does business under the assumed business name "Juniper Banking Company." Klickitat operates offices in Goldendale and White Salmon, Washington. Bancorp's nine offices serve the financial needs of businesses and individuals in four Oregon counties stretching from Deschutes and Jefferson counties, in the approximate geographical center of the State to Wasco and Hood River Counties on the Columbia River in the north. With the acquisition of Klickitat, the Bank's service area stretches into Klickitat County, Washington and extends from Goldendale in the east to White Salmon in the west.

        The Bank provides a broad range of depository and lending services to commercial, industrial and agricultural enterprises, governmental entities, and individuals. The Bank directs its deposit taking and lending activities primarily to the communities in which its branches are located. Its primary marketing focus is on small to medium-sized businesses and on professionals in those communities.

        Total deposits increased from $159 million at December 31, 1995 to $179 million at December 31, 1996. Net loans increased from $104 million at December 31, 1995 to $118 million at December 31, 1996. Deposit accounts at the Bank are insured to statutory limits by the Federal Deposit Insurance Corporation (the "FDIC"). The Bank, through its Columbia River Bank Financial Services division, market stocks, mutual funds, and other investment and insurance products to customers of the Bank and the public through an arrangement with PrimeVest Financial Services Inc., a registered securities broker-dealer.

COMMERCIAL LOANS

AS of December 31, 1996, commercial loans that are not collateralized by real estate represent 28% of the Bank's loans. The Bank provides a wide range of commercial business loans, including lines of credit for working capital and term loans for the acquisition of equipment and other purposes. Collateral generally includes equipment, accounts receivable and inventory. Where warranted by the overall financial condition of the borrower, loans may be made on an unsecured basis. At December 31, 1996, approximately 67% of the Bank's commercial loans had floating or adjustable interest rates. Operating lines of credit are payable on demand and generally subject to annual renewal. Term loan maturities generally range from one to five years. Commercial loans outstanding at December 31, 1996, were $32.7 million. At December 31, 1996, nonaccrual loans in this category totaled $40,000; there were no restructured loans.

AGRICULTURAL LOANS

AGRICULTURAL loans represent 14% of the Bank's loan portfolio at December 31, 1996. The Bank provides production lines of credit, equipment financing, and term loans for capital improvements and investments. Collateral generally consists of crops, equipment, and inventory. The Bank will grant loans on an unsecured basis when and if warranted. Borrowers include wheat, mint, seed, apple, cherry and pear growers and livestock operations. Agricultural loans are subject to increased credit risks from causes such as bad weather, crop failures, and fluctuations in crop prices.

        At December 31, 1996, approximately 88% of the Bank's agricultural loans had floating or adjustable rates; the remaining 12% has fixed rates. Operating lines of credit are payable on demand and usually mature at the end of the production year. Term loan maturities generally range from two to five years. Agricultural loans outstanding on December 31, 1996, were $16 million. At December 31, 1996, there were no nonaccrual loans in this category; there were no restructured loans.

                  GENERAL DESCRIPTION OF BUSINESS AND LENDING
                             ACTIVITIES [CONTINUED]


REAL ESTATE MORTGAGE LOANS

REAL estate mortgage loans represent the Bank's largest category of loans. Of the $55.3 million of real estate mortgage loans outstanding at December 31, 1996, $24.9 million were made to commercial customers where the collateral for the loans included the real estate occupied by the customers' businesses. Therefore, many loans classified as real estate mortgage loans could be characterized as commercial loans that are collateralized by real estate. Commercial real estate loans typically involve large loan balances to single borrowers or groups of related borrowers. These borrowers may be more sensitive to changes in economic conditions than are residential loan customers.

        At December 31, 1996, nonaccrual loans in this category totalled $10,000. There were no restructured loans in this category. At December 31, 1996, 67% of the Bank's real estate mortgage loans had fixed interest rates and 33% had floating or adjustable interest rates. Maturities of real estate mortgage loans usually range from one to fifteen years. The Bank's underwriting standards specify maximum loan-to-value ratios for real estate loans; 80% for loans collateralized by owner-occupied residences, 80% for other residential loans and for construction loans, and 75% for commercial real estate loans. Management believes that the Bank's current real estate mortgage portfolio does not present a material risk of loan losses.

        The bank originates Small Business Administration (SBA) commercial real estate loans on owner-occupied properties where the maturities may be up to 20 years, and the loan-to-value ratio may reach 80% of appraised value or cost, whichever is lower. Up to 90% of the amount of these loans is guaranteed or insured by an agency of the U.S. Government. The guaranteed portion of these loans is typically sold to secondary-market investors.

        The bank also makes residential real estate loans for the Bank's portfolio as well as on behalf of other lenders. Loans originated for other lenders are primarily made under an arrangement with PHH US Mortgage Corporation ("PHH") of Mount Laurel, New Jersey. The Bank processes loan applications and related paperwork and submits the documentation to PHH. PHH makes the lending decisions, and funds and services the loans. For the year ended December 31, 1996, the Bank originated and sold 80 residential loans receiving $86,487 in fee income.

                      ------------------------------------
                           "THE BANK PROVIDES A BROAD
                        RANGE OF DEPOSITORY AND LENDING
                       SERVICES TO COMMERCIAL, INDUSTRIAL
                         AND AGRICULTURAL ENTERPRISES,
                             GOVERNMENTAL ENTITIES,
                               AND INDIVIDUALS."
                      ------------------------------------

REAL ESTATE CONSTRUCTION LOANS

THE Bank makes construction loans to individuals and contractors to construct single family primary residences and second homes. These loans generally have maturities of six to nine months. Interest rates are typically adjustable, although fixed-rate loans are also made under appropriate conditions. The Bank generally makes residential construction loans only when permanent financing has been arranged. The Bank limits its loans to contractors building houses on a speculative basis, so that only one or two of these types of loans are outstanding to any single borrower at any time, depending on the financial condition of and the Bank's prior lending experience with the contractor. Construction loans have many of the same risks that are present in real estate mortgage loans and may present additional risks, such as construction delays, cost overruns, and insufficient collateral. At December 31, 1996, there were no nonaccrual loans or restructured loans in this category.

CONSUMER LOANS

CONSUMER loans generally consist of automobile loans, personal credit lines and borrowings under the Bank's VISA card program. Consumer loans were $13.8 million at December 31, 1996. At December 31, 1996, there were $2,000 in nonaccrual loans or restructured loans in this category.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


As a local financial institution with a strong franchise in its communities, Bancorp is continually seeking ways to make its delivery of services and products more personal, more responsive, and more flexible than it competitors. Bancorp strives to motivate its staff through training, incentive programs, and being attentive to the needs of Bank customers. Further, in order to bring banking services closer to the customer, Columbia opened, under the Juniper Banking Company name, a branch in Bend, Oregon in the fall of 1996.

The following discussion should be read in conjunction with Bancorp's audited consolidated financial statements and the notes thereto for the years ended December 31, 1996, 1995 and 1994 included in the annual reports.

FINANCIAL HIGHLIGHTS

Bancorp had net income for 1996 of $2.73 million, or $1.19 per share. This represents a 9.5% increase over the $2.49 million or $1.09 per share earned in 1995, and a 16.7% increase as compared to the $2.34 million or $1.05 earned in 1994. The improved earnings for 1996 compared to 1995 and 1994 primarily reflected increased net interest income, and reduction in FDIC assessments. These were offset by increased salary and benefit expenses. The increased net interest income resulted from increased earnings assets. Reduced FDIC premiums are continued indicators of the safety and soundness of the Bank, and currently, of the banking industry. Increased salary and benefits are a result of both the deferred compensation expense recognized by each subsidiary on behalf of their CEO's for services rendered, and a result of the staffing of the new full service branch office in Bend, Oregon.

SELECTED FINANCIAL DATA

                                  1996             1995            1994
                                --------         --------        --------
                                         (Dollars in thousands)
Interest income                 $ 15,385         $ 13,815        $ 12,221
Interest expense                   5,745            5,216           3,999
                                --------          -------         -------

Net interest income                9,639            8,599           8,221
Loan loss provision                 (246)             (88)           (203)
Net income                         2,727            2,489           2,337
Total assets                     200,302          178,486         162,202
Total deposits                   178,744          158,874         142,803
Shareholders' equity              18,475           16,617          14,682

Total loans to deposits            66.1%            65.6%           63.1%

Return on average assets           1.45%            1.46%           1.45%
Return on average equity          15.64%           15.91%          16.80%

Average equity
to average assets                  9.27%            9.19%           8.60%

RESULTS OF OPERATIONS

NET INTEREST INCOME

        FOR most financial institutions the primary component of earnings is net interest income. Net interest income is the difference between interest income, principally from loans and investment securities portfolios, and interest expense, principally on customer deposits. Changes in net interest income result from changes in "volume," "spread," and "margin". Volume refers to the dollar level of interest-earning assets and interest-bearing liabilities. Spread refers to the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities. Margin refers to net interest income divided by interest-bearing assets and is influenced by the level and relative mix of interest-bearing assets and interest-bearing liabilities. During 1996, 1995 and 1994, the Bank's average interest-earning assets were $172.8 million, $156.4 million and $149.2 million, respectively. During these same years, the Bank's net interest margin was 5.81%, 5.71% and 5.74%, respectively. Continued strong growth in the volume of total average earning assets (primarily loans) contributed approximately $1,477,000 to interest income in 1996 compared to $607,000 in 1995. Average yields on interest-earning assets increased slightly during 1996 while the Bank's cost of funds remained relatively stable. The change in net interest income attributable to rate changes was $183,906.

        The increase in the Bank's net margin is attributable to the increase in volume of earning assets and the growth of noninterest-bearing deposits. The average yield on earning assets increased .08% while cost of funds decreased by .03%. Average loans increased 15.2% while average noninterest-bearing deposits increased 16.1%.

               -------------------------------------------------

                   ". . .THE BANK IS CONTINUALLY SEEKING WAYS
                 TO MAKE ITS DELIVERY OF SERVICES AND PRODUCTS
                    MORE PERSONAL, MORE RESPONSIVE, AND MORE
                        FLEXIBLE THAN ITS COMPETITORS."

               -------------------------------------------------



PROVISION FOR LOAN LOSSES

        THE provision for loan losses represents management's estimate of the amount necessary to maintain the allowance for loan losses at a level which is considered adequate in relation to the risk of future losses inherent in the loan portfolio. Significant charge-offs in the agricultural loan portfolio were charged to the reserve, resulting in an increase to the provision in 1996. The ratio of the allowance for loan losses to total loans was .83%, 1.01% and 1.05% at December 31, 1996, 1995, and 1994, respectively. Net recoveries were $68,000, $148,000 and $29,000 in 1996, 1995 and 1994, respectively. Net charge-offs of $392,000, $118,000 and $269,000 were realized during the same periods. Management believes the quality of the loan portfolio remains outstanding due to the efforts of experienced loan officers and the strong Oregon and south-central Washington economies.

NONINTEREST INCOME

NONINTEREST income was $1,774,897 in 1996 compared to $1,542,313 in 1995 and $1,486,448 in 1994. The main contributor to noninterest income is the service charges and fees charged for the Bank's deposit services. Service charges were up slightly more than 9% in 1996. Management attributes this to the increase in the number of new customers being served in all offices of the bank. Continued strong performance by the Bank's financial services and bank card departments added to the 15% increase in overall noninterest income.

NONINTEREST EXPENSE

        THE Bank's noninterest expenses increased 10.4% in 1996 as compared to 1995. This occurred despite the continued reduction in FDIC assessments of nearly $160,000 (a result of the Bank paying the lowest premiums on deposits held and the banking industry's recapitalization of the Bank Insurance Fund in
1995). Increased salary and benefits are a result of deferred compensation for the benefit of the subsidiary banks CEOs as well as the staffing of the full service branch office opened in the fall of 1996 in Bend, Oregon. Other noninterest expenses increased 23% as compared to 1995. Many of these costs related to the formation of Bancorp as the holding company for the bank, the initial filing of registration of

                MANAGEMENT'S DISCUSSION AND ANALYSIS [Continued]

Bancorp with the Securities and Exchange Commission, and expenses related to the Klickitat acquisition.

ASSET/LIABILITY MANAGEMENT

        THE Bank's results of operations depend substantially on its net interest income. Interest income and interest expense are affected by general economic conditions and by competition in the marketplace.

        The Bank seeks to manage its assets and liabilities to generate a stable level of earnings in response to changing interest rates. This asset/liability management involves managing the relationship between interest rate sensitive assets and interest rate sensitive liabilities. If assets and liabilities do not mature or reprice simultaneously, and in equal amounts, the potential for exposure to internal rate risk exists, and an interest rate "GAP" is said to be present.

        Rising and falling interest rate environments can have various effects on a lender's net interest income, depending on the interest rate GAP, the relative changes in interest rates that occur when assets and liabilities are repriced, unscheduled repayments of loans, early withdrawal of deposits, and other factors.

        The following table sets forth the dollar amount of maturing interest-earning assets and interest-bearing liabilities at December 31, 1996, and the difference between them for the maturing or repricing periods indicated. The amounts in the table are derived from the Bank's internal data, which varies from amounts classified in its financial statements, and, although the information may be useful as a general measure of interest rate risk, the data could be significantly affected by external factors such as prepayments of loans or early withdrawals of deposits. Each of these may greatly influence the timing and extent of actual repricing of interest-earning assets and interest-bearing liabilities.

                               REPRICING SCHEDULE


                                       Fixed Rate:

                                                Longer
                Variable        Less Than        Than
                  Rate          One Year        One Year        Total
ASSETS
  Investments   $11,346         $ 7,432        $ 44,605         $ 63,383
  Loans          45,317          13,684          59,227          118,611
                -------         -------        --------         --------
                 56,663          21,116         103,832          181,611

Cumulative                      $77,779        $181,611

LIABILITIES
  Core deposits  97,242          24,142          45,155          166,539
  Jumbo CD's          0          11,017           1,188           12,205
  Borrowings        322               0             600              922
                -------         -------        --------         --------
                 97,564          35,159          46,943          179,666

Cumulative                     $132,723         $179,666

NET CUMULATIVE
  POSITION                     $(59,944)          $1,945


        The net cumulative GAP position is somewhat negative - more liabilities than assets reprice during the next year. This exposure to increasing rates is currently exaggerated by "sticky" deposit rates (not expected to reprice rapidly in increasing rate-environment) and a higher than normal level of short-term cash (not included in rate sensitive assets). However, the Bank's asset rates change more than deposit rates, and management feels the Bank's interest income will change more than cost of funds when rates change.

        Management feels the Bank has low interest rate risk - that it is somewhat asset sensitive. The net interest margin should increase slightly when rates increase and shrink somewhat when rates fall. The Bank is normally slightly asset sensitive. This interest rate risk is driven by the concentration of rate sensitive variable rate and short-term commercial loans - one of the Bank's major business lines. The Bank does have significant amounts of fixed rate loans to offset most of the impact of the short-term loans.

                MANAGEMENT'S DISCUSSION AND ANALYSIS [Continued]

LIQUIDITY

        THE Bank manages its liquidity position to ensure sufficient funds are available to meet customers' needs for borrowing and deposit withdrawals. Liquid asset balances include cash, amounts due from other banks, federal funds sold, and marketable securities available for sale. At December 31, 1996, these liquid assets totaled $33,111,644 (16.5% of total assets), of which $23,379,411 (11.7% of total assets) consisted of immediately available cash, amounts due from banks, and federal funds sold. Another source of liquidity is the Bank's ability to borrow federal funds pursuant to existing credit lines with correspondent banks, and the ability to borrow from the Federal Home Loan Bank of Seattle of which the Bank is a member.

        At December 31, 1996, the Bank had outstanding commitments to make loans of $27.7 million. Nearly all of these commitments represented unused portions of credit lines available to consumers under credit card and other arrangements and to businesses. Many of these credit lines will not be fully drawn upon and, accordingly, the aggregate commitments do not necessarily represent future cash requirements. Management believes that the Bank's sources of liquidity are more than adequate to meet likely calls on outstanding commitments.

CAPITAL RESOURCES

        THE Bank's capital planning considers current capital needs and anticipated future growth, both internally and through mergers and acquisitions. The Bank's primary source of capital has been from retention of earnings.

        Federal regulations establish minimum requirements for the capital adequacy of depository institutions. The regulators may establish higher minimum requirements if, for example, a bank has previously received special attention or has a high susceptibility to interest rate risk. Banks with capital ratios below the required minimums are subject to certain administrative actions, including prompt corrective action, the termination of deposit insurance upon notice and hearing, or a temporary suspension of insurance without a hearing.

        The federal risk-based capital guidelines for banks require a ratio of Tier 1 or core capital to total risk-weighted assets of 4% and a ratio of total capital to total risk-weighted assets of 8%. The leverage capital guidelines require that banks maintain Tier 1 capital of no less than 5% of total adjusted assets, except in the case of certain highly rated banks for which the minimum requirement is 3% of total adjusted assets. At December 31, 1996, the Bank's leverage ratio, Tier 1 capital to risk-weighted assets ratio, and total risk-based capital to risk-weighted assets ratio were 9.86%, 14.20% and 14.92%, respectively.

                          CONSOLIDATED BALANCE SHEETS

                                                    DECEMBER 31, 1996       DECEMBER 31, 1995
                                                    -----------------       -----------------
ASSETS
Cash and due from banks                                $ 16,030,017            $ 12,610,087
Federal funds sold                                        7,367,394               6,272,765
                                                       ------------            ------------
        Total cash and cash equivalents                  23,397,411              18,882,852

Investment securities available-for-sale                  9,714,233               7,665,899
Investment securities held-to-maturity                   41,098,327              41,165,508
Federal Home Loan Bank stock                                671,900                 622,400
                                                       ------------            ------------
        Total investment securities                      51,484,460              49,453,807

Loans, net of allowance for loan losses and unearned
  loan fees                                             118,227,668             104,178,022
Property and equipment, net of depreciation               4,881,318               3,719,073
Accrued interest receivable                               1,948,444               1,815,876
Other assets                                                362,456                 435,907
                                                       ------------            ------------
        Total assets                                   $200,301,757            $178,485,537
                                                       ============            ============

LIABILITIES AND STOCKHOLDERS' EQUITY

DEPOSITS:
        Noninterest-bearing demand deposits            $ 33,548,608           $ 28,290,165
        Interest-bearing demand deposits                 72,671,399             60,414,724
        Savings accounts                                 22,833,187             22,203,757
        Time certificates and IRA accounts               49,690,664             47,965,662
                                                       ------------           ------------
                Total deposits                          178,743,858            158,874,308

Notes payable to Federal Home Loan Bank                     600,000              1,200,000
Accrued interest payable and other liabilities            1,424,917                927,337
                                                       ------------           ------------
        Total liabilities                               180,768,775            161,001,645
                                                       ------------           ------------

Employee stock ownership plan shares subject to
  put option                                              1,058,183                866,471
                                                       ------------           ------------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
        Common stock, no par value, 4,000,000 shares
          authorized, 2,254,841 issued and
          outstanding at December 31, 1996
          (2,237,817 in 1995)                             5,139,218              4,974,400
        Additional paid-in capital                        6,317,732              4,848,953
        Retained earnings                                 8,087,264              7,683,876
        Unrealized loss on available-for-sale
          investment securities, net of tax                 (11,232)              (23,337)
        Less employee stock ownership plan shares
          subject to put option                          (1,058,183)             (866,471)
                                                       ------------           ------------
                Total stockholders' equity               18,474,799             16,617,421
                                                       ------------           ------------
                                                       $200,301,757           $178,485,537
                                                       ============           ============

      The accompanying notes are an integral part of these consolidated financial statements.


                       CONSOLIDATED STATEMENTS OF INCOME


                                                               YEARS ENDED DECEMBER 31,
                                                       -------------------------------------------
                                                           1996            1995            1994
                                                           ----            ----            ----
INTEREST INCOME
  Interest and fees on loans                            $11,854,765     $10,611,987     $ 9,098,464
  Interest on investments:
        Taxable investment securities                     2,094,413       2,117,485       2,245,547
        Nontaxable investment securities                    770,631         659,087         683,002
  Interest on federal funds sold                            589,264         342,769         159,461
  Other interest and dividend income                         75,632          82,415          34,155
                                                        -----------     -----------     -----------
        Total interest income                            15,384,705      13,814,743      12,220,629
                                                        -----------     -----------     -----------

INTEREST EXPENSE
  Interest on interest-bearing deposit and
    savings accounts                                      2,967,193       2,688,026       2,352,911
  Interest on time deposit accounts                       2,717,481       2,368,876       1,540,123
  Other borrowed funds                                       60,717         159,148         106,453
                                                        -----------     -----------     -----------
        Total interest expense                            5,745,391       5,216,050       3,999,487
                                                        -----------     -----------     -----------
        Net interest income before provision
          for loan losses                                 9,639,314       8,598,693       8,221,142

PROVISION FOR LOAN LOSSES                                   246,479          88,000         203,000
                                                        -----------     -----------     -----------
        Net interest income after provision
          for loan losses                                 9,392,835       8,510,693       8,018,142
                                                        -----------     -----------     -----------

NONINTEREST INCOME
  Service charges and fees                                1,093,346         998,065         999,915
  Credit card discounts and fees                            288,075         223,291         203,634
  Financial services department income,
    net of expenses                                         134,413          95,834          78,739
  Other noninterest income                                  259,064         225,123         204,160
                                                        -----------     -----------     -----------
        Total noninterest income                          1,774,898       1,542,313       1,486,448
                                                        -----------     -----------     -----------

NONINTEREST EXPENSES
  Salaries and employee benefits                          3,965,087       3,611,208       3,053,844
  Occupancy expense                                         653,541         565,788         528,550
  Credit card processing fees                               213,887         161,746         164,886
  Office supplies                                           164,680         181,492         145,209
  FDIC assessment                                             5,742         165,581         321,252
  Data processing expense                                   231,817         232,797         193,909
  Other noninterest expenses                              1,921,097       1,565,982       1,662,534
                                                        -----------     -----------     -----------
        Total noninterest expenses                        7,155,851       6,484,594       6,070,184
                                                        -----------     -----------     -----------

INCOME BEFORE PROVISION FOR INCOME TAXES                  4,011,882       3,568,412       3,434,406

PROVISION FOR INCOME TAXES                                1,285,011       1,079,249       1,097,741
                                                        -----------     -----------     -----------
NET INCOME                                              $ 2,726,871     $ 2,489,163     $ 2,336,665
                                                        ===========     ===========     ===========

EARNINGS PER SHARE OF COMMON STOCK                            $1.19           $1.09           $1.05
                                                              =====           =====           =====

      The accompanying notes are an integral part of these consolidated financial statements.

                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                      Unrealized
                                                                                    Gain (Loss) on        ESOP
                                 Common Stock           Additional                  Available-For-   Shares Subject     Total
                                 ------------             Paid-in       Retained     Sale Investment      to put      Stockholders'
                             Shares        Amount        Capital       Earnings        Securities        Option         Equity
                             ------        ------       ----------      --------     ---------------  --------------  -------------
BALANCE,
December 31, 1993             739,588    $4,932,064     $3,091,414     $5,538,375               --      (424,800)      $13,137,053
Cash dividends                     --            --             --       (472,401)              --            --          (472,401)
Stock options exercised         1,300         8,666         16,033             --               --            --            24,699
Sale of common stock            2,118        14,121         36,712             --               --            --            50,833
Transfer to surplus                --            --      1,652,849     (1,652,849)              --            --                --
Changes in unrealized loss
  on available-for-sale
  securities, net of tax and
  on securities transferred
  from held-to-maturity to
  available-for-sale               --            --             --             --         (315,391)           --          (315,391)
Changes in ESOP shares
  subject to put option            --            --             --             --               --       (79,950)          (79,950)
Net income                         --            --                     2,336,665               --            --         2,336,665
                            ---------    ----------     ----------     ----------         --------   -----------       -----------
BALANCE,
  December 31, 1994           743,006     4,954,851      4,797,008      5,749,790         (315,391)     (504,750)       14,681,508
Cash dividends                     --            --             --       (555,077)              --            --          (555,077)
Stock options exercised         6,800        19,549         51,945             --               --            --            71,494
3 for 1 stock split         1,488,011            --             --             --               --            --                --
Changes in unrealized loss
  on available-for-sale
  securities, net of tax           --            --             --             --          292,054            --           294,054
Changes in ESOP shares
  subject to put option            --            --             --             --               --      (361,721)         (361,721)
Net income                         --            --             --      2,489,163               --            --         2,489,163
                            ---------    ----------     ----------     ----------         --------   -----------       -----------
BALANCE,
  December 31, 1995         2,237,817     4,974,400      4,848,953      7,683,876          (23,337)     (866,471)       16,617,421

Stock options exercised        10,156    $   66,262         27,899             --               --            --            94,161
Sale of common stock            6,868        98,556             --             --               --            --            98,556
Transfer to surplus                --            --      1,440,880     (1,440,880)              --            --                --
Changes in unrealized loss
  on available-for-sale
  securities, net of tax           --            --             --             --           12,105            --            12,105
Changes in ESOP shares
  subject to put option            --            --             --             --               --      (191,712)         (191,712)
Cash dividends                     --            --             --       (702,215)              --            --          (702,215)
Cash dividends declared            --            --             --       (180,388)              --            --          (180,388)
Net income                         --            --             --      2,726,871               --            --         2,726,871
                            ---------    ----------     ----------     ----------         --------   -----------       -----------
BALANCE,
  December 31, 1996         2,254,841    $5,139,218     $6,317,732     $8,087,264         $(11,232)  $(1,058,183)      $18,474,799
                            ---------    ----------     ----------     ----------         --------   -----------       -----------

The accompanying notes are an integral part of these consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                         YEARS ENDED DECEMBER 31
                                                                -------------------------------------------
                                                                   1996            1995            1994
                                                                   ----            ----            ----

CASH FLOWS RELATED TO OPERATING ACTIVITIES

Net income                                                      $  2,726,871    $  2,489,163    $ 2,336,665
Adjustments to reconcile net income to net
        cash provided by operating activities:
  Amortization of premiums and discounts of
        investment securities                                              -           6,540         24,619
  Loss on write-down of property and equipment                           145          24,749              -
  Loss on call of held-to-maturity investment
        securities                                                       422          10,076          5,449
  Loss on sale of other real estate owned                                  -               -        137,228
  Depreciation                                                       380,198         322,762        320,463
  Federal Home Loan Bank stock dividend                              (49,500)        (38,100)       (18,500)
  Provision (benefit) for deferred income taxes                     (168,112)         96,712        (35,785)
  Provision for loan losses                                          246,479          88,000        203,000
Increase (decrease) in cash due to changes in
        certain assets and liabilities:
  Accrued interest receivable                                       (132,568)       (142,404)      (110,052)
  Other Assets                                                       477,221        (294,271)        39,412
  Accrued interest payable and other liabilities                     272,868         158,630         14,392
                                                                ------------    ------------    -----------
        Net cash provided by operating activities                  3,754,024       2,721,857      2,916,891
                                                                ------------    ------------    -----------

CASH FLOWS RELATED TO INVESTING ACTIVITIES

  Proceeds from the sale of available-for-sale
        securities                                                         -       1,351,001        854,787
  Proceeds from maturity of available-for-sale
        securities                                                 4,718,237       7,589,547      2,000,000
  Proceeds from the maturity of held-to-maturity
        securities                                                14,795,881      11,913,247      9,737,496
  Purchases of held-to-maturity securities                       (15,266,716)    (12,226,056)    (9,585,576)
  Purchases of available-for-sale securities                      (6,769,594)     (1,349,000)    (2,391,924)
  Purchase of Federal Home Loan Bank Stock                                 -         (33,000)      (125,500)
  Net change in loans made to customers                          (14,296,125)    (14,195,919)    (8,937,898)
  Proceeds from the sale of other real estate
        owned, net of expenses                                             -               -        296,195
  Proceeds from the sale of property and
        equipment                                                     40,200               -              -
  Payments made for purchase of property and
        equipment                                                 (1,446,111)       (448,851)      (324,748)
                                                                ------------    ------------    -----------
        Net cash used in investing activities                    (18,224,228)     (7,399,331)    (8,477,168)
                                                                ------------    ------------    -----------

CASH FLOWS RELATED TO FINANCING ACTIVITIES

  Net change in demand deposit and savings
        accounts                                                $ 18,144,547    $  3,775,450    $(2,035,617)
  Net change in time deposits and IRA accounts                     1,725,002      12,295,648       (895,334)
  Borrowings from Federal Home Loan Bank                                   -         600,000        981,000
  Repayments of Federal Home Loan Bank debt                         (600,000)     (1,281,000)             -
  Net increase (decrease) in federal funds
        purchased                                                          -      (1,500,000)     1,500,000
  Dividends paid                                                    (702,215)       (555,077)      (472,401)
  Proceeds from stock options exercised and
        purchases of common stock                                    192,717          71,494         75,532
  Net increase (decrease) in short term
        borrowings                                                   224,712        (164,955)       (19,146)
                                                                ------------    ------------    -----------
        Net cash provided by (used in) financing
          activities                                              18,984,763      13,241,560       (865,966)
                                                                ------------    ------------    -----------

The accompanying notes are an integral part of these consolidated financial statements.

                                                                                        YEARS ENDED DECEMBER 31,
                                                                                -------------------------------------------
                                                                                    1996            1995            1994
                                                                                -----------     -----------     -----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                              4,514,559       8,564,086      (6,426,243)

CASH AND CASH EQUIVALENTS, beginning of year                                     18,882,852      10,318,766      16,745,009
                                                                                -----------     -----------     -----------

CASH AND CASH EQUIVALENTS, end of year                                          $23,397,411     $18,882,852     $10,318,766
                                                                                -----------     -----------     -----------

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
    Interest paid in cash                                                       $ 5,677,890     $ 5,088,653     $ 3,962,280
                                                                                -----------     -----------     -----------

    Taxes paid in cash                                                          $ 1,459,808     $ 1,210,678     $   810,565
                                                                                -----------     -----------     -----------

SCHEDULE OF NONCASH ACTIVITIES
    Unrealized loss on securities transferred from held-to-
        maturity to available-for-sale, net of tax                              $      --       $      --       $   118,349
                                                                                -----------     -----------     -----------

    Change in unrealized loss on available-for-sale securities, net of tax      $    12,105     $   292,054     $   197,042
                                                                                -----------     -----------     -----------

    Cash dividends declared and payable February 1997                           $   180,388
                                                                                -----------

DISCLOSURE OF ACCOUNTING POLICY

        For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1996, 1995 AND 1994

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Organization and nature of operations - Columbia Bancorp (Bancorp or Bank) was incorporated on October 3, 1995, and became the holding company of Columbia River Banking Company (Columbia) through a merger. The merger was approved by a statutory majority of the shareholders of the Bank at a special meeting of shareholders on December 21, 1995. Approval from all of the Bank's regulatory agencies was also received in December 1995. The effective date of the merger was January 1, 1996, and the transaction was consummated on January 13, 1996, on which date Bancorp acquired 100% of the common stock of Columbia, and the shareholders of the Bank became shareholders of Bancorp under a one-for-one exchange of shares. Since the consummation on January 13, 1996, was essentially executory in nature and the required shareholder and regulatory approvals had been obtained prior to December 31, 1995, the accompanying financial statements have been accounted for in a manner similar to a pooling-of-interests and prepared to reflect the change in reporting entity as of December 31, 1995. Substantially all activity of Bancorp is conducted through its subsidiary banks and all significant inter-company accounts and transactions have been eliminated in the preparation of the consolidated financial statements.

        As of December 31, 1994, Columbia merged with Juniper Banking Company (Juniper), a community bank headquartered in Madras, Oregon. The business combination was accomplished through the exchange of four shares of common stock in Columbia. The transaction was accounted for as a pooling of interests and, accordingly, the assets, liabilities, stockholders' equities, and results of operations of the separate entities have been combined as though the entities had been combined as of the beginning of 1994.

        In June 1996, Bancorp acquired Klickitat Valley Bank (Klickitat), a community bank headquartered in Goldendale, Washington, with branch operations in White Salmon, Washington. The business combination was accomplished through the exchange of 8.5 shares of Bancorp common stock for each share of Klickitat common stock. The transaction was also accounted for as a pooling of interests and, accordingly, the assets, liabilities, and stockholders' equity, and results of operations of the separate entities have been combined as of 1994, 1995, and 1996 as though the entities had been combined as of the beginning of 1994.
        Bancorp's 1995 and 1994 consolidated financial statements have been restated to include the results of Juniper and Klickitat as follows:

        YEAR ENDED DECEMBER 31, 1995

                                                                                KLICKITAT VALLEY
                                                            COLUMBIA BANCORP          BANK             COMBINED
                                                            ----------------    ----------------       --------
        Interest Income                                        $8,401,671          $5,413,072         $13,814,743
        Net interest expense                                   $2,734,942          $2,481,108         $ 5,216,050
        Provision for loan losses                              $   88,000          $     --           $    88,000
        Noninterest income                                     $1,294,264          $  248,049         $ 1,542,313
        Noninterest expense                                    $4,630,605          $1,853,989         $ 6,484,594
        Provision for income taxes                             $  755,932          $  323,317         $ 1,079,249
        Net income                                             $1,486,456          $1,002,707         $ 2,489,163
        Number of shares                                        1,306,693             931,124           2,237,817

        YEAR ENDED DECEMBER 31, 1994
                                           COLUMBIA RIVER    JUNIPER BANKING    KLICKITAT VALLEY
                                           BANKING COMPANY       COMPANY              BANK              COMBINED
                                           ---------------   ---------------    ----------------        --------
        Interest income                      $5,032,378        $2,171,801          $5,016,450         $12,220,629
        Net interest expense                 $1,428,946        $  506,703          $2,063,838         $ 3,999,487
        Provision for loan losses            $  116,000        $   87,000          $     --           $   203,000
        Noninterest income                   $  758,574        $  475,364          $  252,510         $ 1,486,448
        Noninterest expense                  $2,537,422        $1,617,932          $1,914,830         $ 6,070,184
        Provision for income taxes           $  637,439        $  196,302          $  264,000         $ 1,097,741
        Net income                           $1,071,146        $  239,227          $1,026,292         $ 2,336,665
        Number of shares                        320,008           112,623             310,375             743,006

-----------------------------------------------------------------------------------------------------------------------------

        Columbia Bancorp's subsidiary banks are state-chartered institutions authorized to provide banking services by the States of Oregon and Washington. With its headquarters in The Dalles, Oregon, Bancorp has, through its two subsidiaries, branch operations in Hood River, Maupin, Madras, and Redmond, Oregon as well as Goldendale and White Salmon, Washington, Columbia Bancorp, Columbia River Banking Company, and Klickitat Valley Bank are subject to the regulations of certain Federal and State agencies and undergo periodic examinations by those regulatory authorities.

        MANAGEMENT'S ESTIMATES AND ASSUMPTIONS -- In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates. Significant estimations made by management primarily involve the calculation of the allowance for loan losses.

        INVESTMENT SECURITIES -- The Bank is required to specifically identify its investment securities as "held-to-maturity," "available-for-sale" or "trading accounts." Accordingly, management has determined that all investment securities held at December 31, 1996 and 1995, are either "available-for-sale" or "held-to-maturity" and conform to the following accounting policies:

        Securities held-to-maturity -- Bonds, notes and debentures for which the Bank has the intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

        Securities available-for-sale -- Available-for-sale securities consist of bonds, notes, debentures, and certain equity securities not classified as held-to-maturity securities. Securities are generally classified as available-for-sale if the instrument may be sold in response to such factors as:
(1) changes in market interest rates and related changes in the securities prepayment risk, (2) needs for liquidity, (3) changes in the availability of and the yield on alternative instruments, and (4) changes in funding sources and terms. Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a net amount in a separate component of equity until realized Fair values for these investment securities are based on quoted market prices. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method.

        Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs would be included in earnings as realized losses. Premiums and discounts are recognized in interest income using the effective interest method over the period to maturity.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [Continued]

Loans, net of allowance for loan losses and unearned income - Loans are stated at the amount of unpaid principal, reduced by an allowance for loan losses and unearned income. Interest on loans is calculated by using the simple interest method on daily balances of the principal amount outstanding. The allowance for loan losses is established through a provision for loan losses charged to expenses. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to pay. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions, collection efforts and collateral position, that the borrower's financial condition is such that collection of interest is doubtful. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

        The Bank adopted the Financial Accounting Standards Board's Statements No. 114 "Accounting by Creditors for Impairment of a Loan" and No. 118 "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures" as of January 1, 1995. These pronouncements require that impaired loans be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or at the loan's market price or the fair value of the collateral if the loan is collateral dependent. The Bank measures impaired loans on a loan-by-loan basis except for smaller-balance, homogeneous groups consisting of credit card and consumer loan accounts. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Impaired loans are charged to losses when management believes that the collectibility of the principal is unlikely. Interest is subsequently recognized only to the extent cash payments are received. The adoption of this statement did not have a material effect on the consolidated financial statements.

        PROPERTY AND EQUIPMENT - Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed by the straight-line and accelerated methods over the estimated useful lives of the assets, which range from 5 to 7 yeas for furniture and equipment and 31-1/2 years for building premises.

        INCOME TAXES - Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

        OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS - In the ordinary course of business, Bancorp has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

        The Financial Accounting Standards Board issued Statement No. 119 "Disclosures about Derivative Financial Instruments and Fair Value of Financial Instruments" which became effective for the Bank for the year ending December 31, 1995. This pronouncement requires that banks holding derivative financial instruments disclose quantitative and qualitative information about the instruments. For the years ended December 31, 1996 and 1995, the Bank held no derivative financial instruments.

        FAIR VALUE OF FINANCIAL INSTRUMENTS - The following methods and assumptions were used by the Bank in estimating fair values of financial instruments as disclosed herein:

        Cash and cash equivalents - The carrying amounts of cash and short-term instruments approximate their fair value.

        Held-to-maturity and available-for-sale securities - Fair values for investment securities, excluding restricted equity securities, are based on quoted market prices. The carrying values of restricted equity securities approximate fair values.

        Loans receivable - For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans (for example, one-to-four family residential), credit card loans, and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for commercial real estate and commercial loans are estimated using discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values, where applicable.

        Deposit liabilities - The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposit (CDs) approximate their fair values at the reporting date. Fair values for fixed-rate CDs are estimated using a discounted cash flow calculation that applies interest rates currently

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [Cont.]

being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

        Short-term borrowings - The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings maturing within 90 days approximate their fair values. Fair values of other short-term borrowings are estimated using discounted cash flow analysis based on the Bank's current incremental borrowing rates for similar types of borrowing arrangements.

        Long-term debt - The fair values of the Bank's long-term debt are estimated using discounted cash flow analysis based on the Bank's current incremental borrowing rates for similar types of borrowing arrangements.

        Accrued interest - The carrying amounts of accrued interest approximate their fair values.

        Off-balance-sheet instruments - The Bank's off-balance-sheet instruments include unfunded commitments to extend credit and standby letters of credit. The fair value of these instruments is not considered practicable to estimate because of the lack of quoted market prices and the inability to estimate fair value without incurring excessive costs.

        STOCK OPTIONS - In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." This new standard defines a fair value based method of accounting for an employee stock option or similar equity instrument. This statement gives entities a choice of recognizing related compensation expense by adopting the new fair value method or to continue to measure compensation using the intrinsic value approach under Accounting Principles Board (APB) Opinion No. 25, the former standard. If the former standard for measurement were elected, SFAS No. 123 requires supplemental disclosure to show any significant effects of using the new measurement criteria. The Bank has elected to continue using the measurement prescribed by APB Opinion No. 25, and accordingly, this pronouncement has had no effect on the Bank's financial position or results of operations. The disclosure requirements of SFAS No. 123 are not considered material to these financial statements.

        RECLASSIFICATIONS - Certain reclassifications have been made to the 1995 and 1994 financial statements to conform with current year presentations.

NOTE 2 - INVESTMENT SECURITIES

        The book values and approximate market values of investment securities at December 31, 1996 and 1995, are summarized as follows:


                                                  Gross           Gross         Estimated
                                Amortized       Unrealized      Unrealized        Market
December 31, 1996                 Cost            Gains           Losses          Value
-----------------               ----------      ----------      ----------      -----------
Available-for-sale securities:
  U.S. Treasury securities      $ 1,798,605     $  5,484        $ (1,442)       $ 1,802,648
Obligation of U.S.
  government agencies             7,181,983       17,952         (40,852)         7,159,083
Corporate securities                751,098        1,665            (261)           752,502
                                -----------     --------       ---------        -----------
                                $ 9,731,687     $ 25,101       $ (42,555)       $ 9,714,233
                                ===========     ========       =========        ===========
Hold-to-maturity securities:
  U.S. Treasury securities        2,318,701           --         (21,302)         2,297,399
  Obligation of U.S.
    government agencies          20,820,651      538,792        (664,193)        20,695,250
  Corporate securities            2,156,952        8,291            (814)         2,164,429
  Mortgage-backed agencies          450,971        3,621          (6,531)           448,061
  Municipal securities           15,351,052      224,985         (19,528)        15,556,509
                                -----------     --------       ---------        -----------
                                $41,098,327     $775,689       $(712,368)       $41,161,648
                                ===========     ========       =========        ===========

December 31, 1995
-----------------

Available-for-sale securities:
  U.S. Treasury securities      $ 2,166,138    $  5,056        $ (7,740)       $ 2,163,449
Obligation of U.S.
  government agencies             4,582,409        2,416         (40,257)         4,544,568
Corporate securities                955,842        5,761          (3,721)           957,882
                                -----------     --------       ---------        -----------
                                $ 7,704,384     $ 13,233        $(51,718)       $ 7,665,899
                                ===========     ========       =========        ===========
Held-to-maturity securities:
  U.S. Treasury securities        5,176,137        4,441              --          5,180,578
  Obligation of U.S.
    government agencies          15,321,251           --         (21,869)        15,299,382
  Corporate securities            4,636,946       25,847              --          4,662,793
  Mortgage-backed agencies        1,303,120           --          (5,833)         1,297,287
  Municipal securities           14,728,051      305,375          (6,131)        15,027,298
                                -----------     --------       ---------        -----------
                                $41,165,508     $335,663       $ (33,833)       $41,467,338
                                ===========     ========       =========        ===========


        The amortized cost and estimated market value of investment securities at December 31, 1996 and 1995, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                     Held-to-Maturity              Available-for-Sale
                                ---------------------------     -------------------------
December 31, 1996                  Cost           Market           Cost          Market
-----------------               -----------     -----------     ----------     ----------
Due in one year or less         $ 6,363,951     $ 6,386,672     $1,156,025     $1,159,407
Due after one year through
  five years                     24,569,499      24,718,531      7,200,032      7,185,430
Due after five years through
  ten years                       7,800,778       7,720,583      1,375,630      1,369,396
Due after ten years               2,364,099       2,335,862             --             --
                                -----------     -----------     ----------     ----------
                                $41,098,327     $41,161,648     $9,731,687     $9,714,233
                                ===========     ===========     ==========     ==========

December 31, 1995                  Cost           Market           Cost          Market
-----------------               -----------     -----------     ----------     ----------
Due in one year or less         $10,268,937     $10,273,528     $3,485,426     $  469,670
Due after one year through
  five years                     22,640,015      23,457,995      3,968,958      3,946,229
Due after five years through
  ten years                       6,267,510       5,728,003        250,000        250,000
Due after ten years               1,989,046       2,007,812             --             --
                                -----------     -----------     ----------     ----------
                                $41,165,508     $41,467,338     $7,704,384     $7,665,899
                                ===========     ===========     ==========     ==========

        Proceeds from maturities of held-to-maturity investment securities during 1996 and 1995, were $14,795,881 and $11,913,247, respectively. Proceeds from the maturity of available-for-sale securities was $4,718,237 in 1996 and $7,589,547 in 1995. Gross losses of $422, $10,076, and $5,449 were realized on calls during 1996, 1995, and 1994, respectively.

        Proceeds from sales of available-for-sale investment securities during 1995 and 1994 were $1,351,001 and $854,787, respectively. On these sales, gross gains of $13,884 and $8,299, respectively, were realized. Gross losses of $4,440 in 1995 and $17,716 in 1994 were also realized in these sales. There were no sales of available-for-sale securities in 1996.

        Effective with the merger of Columbia and Juniper Banking Company as of December 31, 1994 (see Note 1), the Bank reclassified certain investments in debt securities, held by Juniper Banking Company, from held-to-maturity to available-for-sale to maintain its existing interest rate risk position as permitted by financial accounting standards. At the time of transfer, the investment securities had an amortized cost of $5,574,850 and an estimated market value of $5,456,501. Recognition of the market value of the transferred investment securities resulted in an after tax adjustment to stockholders' equity at December 31, 1994, of $118,349.

        As of December 31, 1996 and 1995, investment securities with a book value of $3,283,294 and $4,767,730, respectively, have been pledged to secure public deposits as required by law.

        Bancorp, as a member of the Federal Home Loan Bank (FHLB) system, is required to maintain an investment in capital stock of the FHLB. The FHLB stock is not actively traded but is redeemable by FHLB at its current book value.

NOTE 3 - LOANS

The composition of loan balances is summarized as follows:

                                                 DECEMBER 31,
                                        ----------------------------
                                            1996            1995
                                        ------------    ------------
Commercial                              $ 32,685,858    $ 24,080,823
Agriculture                               16,013,558      15,226,705
Real estate                               55,287,031      52,200,356
Consumer                                  13,837,832      13,214,311
Other                                      1,698,290         739,663
                                        ------------    ------------
                                         119,522,569     105,461,858
Less: Allowance for loan losses             (994,576)     (1,071,494)
      Unearned loan fees                    (300,325)       (212,342)
                                        ------------    ------------
                                        $118,227,668    $104,178,022
                                        ============    ============

        Impairment of loans having recorded investments of $228,857 at December 31, 1996, and $308,230 at December 31, 1995 have been recognized in conformity with FASB Statement No. 114 as amended by FASB Statement No. 118. The Bank's average investment in impaired loans, measured on the basis of the present value of expected future cash flows discounted at the loan's effective interest rate, was $267,653 during 1996 and $187,655 during 1995. The total allowance for loan losses related to these loans at December 31, 1996 and 1995 was $34,326, and $55,717, respectively. Had the impaired loans performed according to their original terms, additional interest income of $10,991 and $31,352 would have been recognized in 1996 and 1995, respectively. No interest income has been recognized on impaired loans during the period of impairment.

NOTE 4 - ALLOWANCE FOR LOAN LOSSES

Changes in the allowance for loan losses were as follows:

                                                YEARS ENDED DECEMBER 31,
                                        ----------------------------------------
                                           1996            1995           1994
                                        ----------      ---------      ---------
BALANCE, beginning of year              $1,071,494      $ 954,355      $ 992,052
Provision for loan loses                   246,479         88,000        203,000
Loans charged-off                        (391,873)      (118,438)      (269,390)
Recoveries                                  68,476        147,577         28,693
                                        __________      _________       ________

BALANCE, end of year                    $  994,576      $1,071,494      $954,355
                                        ==========      ==========      ========

                       NOTE 5 - PROPERTY FOR LOAN LOSSES

The major classifications of property and equipment are summarized as follows:


                                               December 31,
                                        --------------------------
                                           1996            1995
                                        ----------      ----------
Land                                    $1,049,281      $  772,613
Buildings and improvements               4,030,691       3,309,985
Furniture and equipment                  2,220,202       1,763,645
                                        ----------      ----------
                                         7,300,174       5,846,243
Less accumulated depreciation           (2,418,856)     (2,127,170)
                                        ----------      ----------

                                        $4,881,318      $3,719,073
                                        ==========      ==========

NOTE 6 - TIME DEPOSITS
Time certificates of deposit of $100,000 and over, aggregated $12,204,995 and $13,937,516 at December 31, 1996 and 1995, respectively.

        At December 31, 1996, the scheduled maturities for all time certificates of deposit are as follows:

        1997                            $ 34,987,712
        1998                               3,501,539
        1999                               1,456,596
        2000                                 874,282
        2001 and thereafter                  715,777
                                        ------------
                                        $ 41,535,906
                                        ============

NOTE 7 - INCOME TAXES
The provision for income taxes consisted of the following:

                                                 Years Ended December 31,
                                        ----------------------------------------

                                           1996            1995          1994
                                        ----------      ----------    ----------
Current tax provision
        Federal                         $1,016,828      $1,092,333    $  909,424
        State                              100,071          83,628       152,582
                                        ----------      ----------    ----------
                                         1,116,899       1,175,961     1,061,956
Deferred tax (benefit) expense
        Federal                            153,714        (85,334)        26,840
        State                               14,398        (11,378)         8,945
                                        ----------      ----------    ----------
                                           168,112        (96,712)        35,785
                                        ----------      ----------    ----------

                                        $1,285,011      $1,079,249    $1,097,741
                                        ==========      ==========    ==========

        The components of the deferred tax (benefit) expense consisted of the following:


                                       Years Ended December 31,
                             ------------------------------------------
                                1996            1995            1994
                             ----------      ----------      ----------
Loan loss provision not
deductible for tax           $ 36,488        $ (32,120)      $ (14,790)
Difference between book
and tax recognition of
deferred loan fees             19,167           18,250          29,340
Difference between book
and tax depreciation methods    5,599           11,207           7,195
Difference between accrual
and cash basis tax reporting   67,393         (102,493)         14,040
Deferred compensation expense  52,760                           (6,916)
Other differences             (13,295)          15,360
                              ----------     ----------      ----------
Deferred tax (benefit)
expense                      $168,112        $ (96,712)      $  35,785
                             ========        ==========      ==========

        The net deferred tax asset (liability) in the accompanying consolidated balance sheets consisted of the following:

                                                   December 31,
                                            ---------------------------
                                               1996             1995
                                            ----------       ----------
Deferred tax assets:
  Allowance for loan losses                 $  200,516       $  107,523
  Deferred compensation                         58,824            6,916
  Deferred loan fees                                             34,513
                                            ----------       -----------
                                               259,340          148,952
                                            ==========       ===========

Deferred tax liabilities:
  Accumulated depreciation                      (22,121)         (29,117)
  Conversion to accrual basis tax
  reporting                                    (134,785)        (205,862)
  Other                                         (28,033)          (7,684)
                                            -----------       -----------
                                               (184,939)        (242,663)
                                            -----------      ------------
                                            $   74,401       $   (98,711)
                                            ===========      ============

        Management believes, based upon the Bank's historical performance, the deferred tax asset will be realized in the normal course of operations and, accordingly, management has not reduced deferred tax assets by a valuation allowance.
        The tax provision differs from the federal statutory rate of 34% due principally to the effect of tax exemptions for interest received on municipal investments. The 1995 provision for income taxes reflects a reduction in the state income tax rate from 6.6% to 3.3%.
        A reconciliation between the statutory federal income tax rate and the effective tax rate is as follows:

                                           Years Ended December 31,
                             -------------------------------------------------
                                1996                  1995              1994
                             ----------             ---------        ---------
Federal income taxes at
statutory rate               $1,364,039             $1,213,259       $1,167,697
State income tax expense,
net of federal income tax
benefit                         174,757                 48,839           93,398
Effect of nontaxable
interest income                (221,674)              (216,346)        (226,038)
Nondeductible merger
expenses                           --                     --            32,300
Other                          (32,111)                33,497           30,384
                             ----------            -----------       ----------
                             $1,285,011            $1,079,249        $1,097,741
                             ==========            ===========       ==========
                                    32%                   30%               32%
                               ========              =========         ========

NOTE 8 - TRANSACTIONS WITH RELATED PARTIES
        Certain directors, executive officers and principal stockholders are customers of and have had banking transactions with the Bank, and the Bank expects to have such transactions in the future. All loans and commitments to loan included in such transactions were made in compliance with applicable laws on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons and do not involve more than the normal risk of collectibility or present any other unfavorable features. The amount of loans outstanding to directors, executive officers, principal stockholders, and companies with which they are associated was as follows:

                                                  Years Ended December 31
                                            -----------------------------------
                                              1996                      1995
                                            ----------              -----------
BALANCE, beginning of year                  $1,535,235              $1,802,369
Loans made                                   1,854,323                  72,984
Loans repaid                                  (422,248)               (340,118)
                                            ----------              -----------

BALANCE, end of year                        $2,963,310              $1,535,235
                                            ==========              ===========

        Columbia has a 33% shareholder interest in Datatech of Oregon, Inc. (Datatech), a bank service corporation functioning as a data processing facility for Columbia and four other community banks in Oregon. Columbia's investment in Datatech is accounted for by the equity method. Under this accounting method, Columbia's investment is increased or decreased to reflect its receipt of dividend payments. Columbia's share of income or losses is included in net income as Datatech reports them. For the periods ended December 31, 1996, 1995, and 1994. Columbia recorded data processing expenses paid to Datatech in the amount of $194,696, $205,841, and $170,333, and recognized gains on its investment of $4,482, $16,964,and $10,592, respectively. As of December 31, 1996, Columbia's recorded investment in Datatech was $52,070. Columbia has a financing lease arrangement with Datatech. The lease agreement covered certain data processing equipment utilized in Datatech's operations. During 1995, Datatech paid the outstanding balance in full. Interest income, computed at 12%, was realized by Columbia in the amount of $2,125 in 1995 and $4,433 in 1994. Columbia has a prime rate, unsecured operating line of credit to Datatech for $80,000. The outstanding principal balance was $74,000 at December 31, 1996, there was no outstanding balance at December 31, 1995. Interest income of $4,195 was realized by Columbia in 1996, none was realized in 1995.

NOTE 9 - FINANCIAL INSTRUMENTS
WITH OFF-BALANCE-SHEET RISK

        In the normal course of business to meet the financing needs of its customers, the Bank is a party to financial instruments with off-balance-sheet risk. These financial instruments include commitments to extend credit and the

               Notes to Consolidated Financial Statements [Cont.]

issuance of letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial position. The contract amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.
        The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and letters of credit written is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.
        Unless noted otherwise, the Bank does not require collateral or other security to support financial instruments with credit risk.


                                               December 31
                                        --------------------------
                                           1996            1995
                                        ----------      ----------
Financial instruments whose contract
        amounts represent credit risk:
        Commitments to extend credit:   $23,809,924     $16,389,862
        Undisbursed credit card
        lines of credit                   3,696,163       2,656,099
        Commercial and standby letters
        of credit                           179,654         622,000
                                        -----------     -----------
                                        $27,685,741     $19,667,961
                                        ===========     ===========

        Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing properties.

        Letters of credit written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third-party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds cash, marketable securities, or real estate as collateral supporting those commitments for which collateral is deemed necessary.

                 NOTE 10 - FAIR VALUES OF FINANCIAL INSTRUMENTS
        The following table estimates fair value and the related carrying values of the Bank's financial instruments at December 31, 1996 and 1995:

                                       December 31, 1996   December 31, 1995
                                      CARRYING  ESTIMATED CARRYING  ESTIMATED
                                       AMOUNT      FAIR    AMOUNT      FAIR
                                                  VALUE               VALUE
                                        (in thousands)     (in thousands)
                                      --------------------------------------
Federal Assets:
        Cash and due from banks       $ 16,030  $ 16,030  $ 12,610  $ 12,610
        Federal funds sold            $  7,367  $  7,367  $  6,273  $  6,273
        Securities availabe-for-sale  $  9,714  $  9,714  $  7,666  $  7,666
        Securities held-to-maturity   $ 41,098  $ 41,162  $ 41,166  $ 41,467
        Loans, net of allowances for
          loan losses and unearned
          loan fees                   $118,228  $118,234  $104,178  $107,016
        Accrued interest receivable   $  1,948  $  1,948  $  1,816  $  1,816

Financial liabilities:
        Demand and savings deposits   $129,053  $129,053  $110,909  $110,909
        Time deposits and IRA
          accounts                    $ 49,691  $ 49,717  $ 47,965  $ 43,960
        Accrued interest payable      $    357  $    357  $    289  $    289
        Note payable to Federal
          Home Loan Bank              $    600  $    600  $  1,200  $  1,200
        Treasury tax and loan note
          payable                     $    322  $    322  $     97  $     97

        While estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were the Bank to have disposed of such items at December 31, 1996 and 1995, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at December 31, 1996 and 1995, should not necessarily be considered to apply at subsequent dates.
        In addition, other assets and liabilities of the Bank that are not defined as financial instruments are not included in the above disclosures, such as property and equipment. Also, nonfinancial instruments typically not recognized in the financial statements nevertheless may have value but are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the earnings potential of loan servicing rights, the trained work force, customer goodwill and similar items.

                     NOTE 11 - CONCENTRATIONS OF CREDIT RISK

        All of the Bank's loans, commitments, and commercial and standby letters of credit have been granted to customers in the Bank's market area. The majority of such customers are also depositors of the Bank. Investments in state and municipal securities involve governmental entities within the Bank's geographical region. The concentrations of credit by type of loan are set forth in Note 3. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Commercial and standby letters of credit were granted primarily to commercial borrowers as of December 31, 1996. The Bank's loan policy does not allow the extension of credit to any single borrower or group of related borrowers in excess of $600,000 without approval from the Board of Director's loan committee.

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [CONT.]

NOTE 12 - COMMITMENTS AND CONTINGENCIES
Operating lease commitments - As of December 31, 1996, the Bank leased property at various locations. The approximate annual commitment for rentals under these noncancelable operating lease is summarized as follows:

Years Ended December 31         Amount
-----------------------         ------
        1997                   $ 36,180
        1998                   $ 36,180
        1999                   $ 35,040
        2000                   $ 20,887
                               --------
                               $128,287
                                =======

        Rental expense for all operating leases was $28,303, $20,940, and $19,337 for the periods ended December 31, 1996, 1995, and 1994, respectively.
        Legal contingencies - The Bank may become a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, there are no current matters expected to have a material adverse effect on the consolidated financial condition of the Bank.

NOTE 13 - NOTE PAYABLE TO FEDERAL HOME LOAN BANK
        The Bank is a member of the Federal Home Loan Bank (FHLB) of Seattle. As a member, the Bank has entered into an "Advances, Security and Deposit Agreement" which provides a credit arrangement with FHLB. Borrowings under the credit arrangement are collateralized by the Bank's FHLB stock as well as deposits or other instruments which may be pledged. As of December 31, 1996 and 1995, the Bank had borrowings outstanding with the FHLB of $600,000 and $1,200,000, respectively. The promissory notes mature in 1998 and 2001 and carry interest rates of 5.35% and 6.00%.

NOTE 14 - STOCK OPTION PLANS
        During 1993, Columbia adopted a Stock Incentive Plan (the Plan) for the benefit of its employees and Board members. Under the Plan, as amended in 1996, options were reserved for the purchase of 120,000 shares of Bancorp's common stock. As of December 31, 1996, the amount of shares reserved under the Plan was 16,800. The Plan allows for the granting of both incentive stock options and nonstatutory stock options. The option price for incentive stock options is determined by the Board of Directors and cannot be less than 100% of the fair market value of the shares on the date of grant. The incentive stock options expire ten years from the date of grant. The option price and duration of options for nonstatutory stock options is determined by the Board of Directors.

        The following summarizes options available and outstanding under this Plan as December 31, 1996, and includes the effects of the 1995 stock split:

                                                Number of        Average
                                                ---------       ---------
                                                 Options      Exercise Price
                                                  ------      --------------
Options under grant-December 31, 1994             24,100        $    6.33
Options granted in 1995:
        Incentive stock options                   45,000            10.00
        Nonstatutory stock options                27,000            10.00
Options exercised in 1995:
        Incentive stock options                   (5,800)           (8.29)
        Nonstatutory stock options                (1,000)           (7.80)
Options expired in 1995                             (600)
                                                --------      --------------

Options under grant - December 31, 1995           88,700             9.00

Options exercised in 1996:
        Incentive stock options:                  (6,656)           (8.83)
        Nonstatutory stock options                (3,500)          (10.00)
Options expired in 1996                           (1,200)
                                                --------      --------------

Options under grant - December 31, 1996           77,344          $  9.10

NOTE 15 - EMPLOYEE BENEFIT PLANS
        In January 1988, Columbia adopted an Employee Stock Ownership Plan. The Plan allows participation by all employees over the age of 20 who have also met minimum service requirements. Contributions to the Plan are at the discretion of the Board of Directors and are used to purchase shares of the parent company's common stock. Employees are not permitted to contribute individually to the Plan but vest in their proportionate share of the Plan interest after six years of participation. For the periods ending December 31, 1996, 1995, and 1994, Columbia contributed $163,279, $150,000, and $115,000, respectively, to the Plan.
        Bancorp accounts for its ESOP in accordance with Statement of Position 93-6 "Employer's Accounting for Employee Stock Ownership Plans." The ESOP's assets as of December 31, 1996 and 1995, were as follows:

                                              December 31
                                        ------------------------
                                          1996            1995
                                        --------        --------
Allocated shares                         73,741          65,394
                                        --------        --------
Cash on hand                            $ 63,680        $150,067
                                        ========        ========

        The Bank is required to provide a "put option" to any participant who receives a stock distribution, if this stock is not readily tradable on an established market. This "put option" allows the participant to sell the stock to the Bank for its fair market value during a stipulated period of time. Accordingly, employee stock ownership plan shares subject to the put option are classified outside of permanent equity on the basis of fair market value determined by an independent appraisal.
        Columbia has also adopted a 401(k) Savings Investment Plan which allows employees to defer certain amounts of compensation for income tax purposes under Section 401(k) of the Internal Revenue Code. Essentially, all full-time employees over the age of 20 and meeting length of service requirements are eligible to participate in the Plan. Employees may elect to defer and contribute, within

               Notes to Consolidated Financial Statements [Cont.]

statutory limited, up to 10% of their annual compensation into the Plan. Their contributions and those of Columbia, which are limited to 25% of employee contributions up to 4% of total participant compensation, are invested by Plan trustees in employee designated funds. For the periods ending December 31, 1996, 1995, and 1994. Columbia contributed $21,932, $16,914, and $9,753, respectively to the Plan.
        Columbia has also established an employee bonus program which provides eligible participants additional compensation based upon the achievement of annual return on asset targets established by the Board of Directors. For the periods ending December 31, 1996, 1995, and 1994, additional compensation of $158,979, $293,435, and $137,203, respectively, was paid to eligible employees.
        During 1996, Bancorp entered into both employment and retirement agreements with its chief executive officer. The employment agreement provides for the executive's salary and customary benefits until termination of the agreement in May 1998. The retirement agreement provides annual post-retirement compensation for a seven-year period after the chief executive's retirement. A portion of Bancorp's obligation under the agreement has been funded with a $120,000 interest-earning investment and will be paid in annual installments of $26,000 plus interest earned on invested funds. For the year ended December 31, 1996, Bancorp recorded a liability of $63,824 as its obligation for current services pursuant to the retirement plan. In the event employment of the chief executive officer is terminated prior to expiration of the agreements, all salary and benefits accrued as of the termination date and all retirement payments provided in the retirement agreement will be paid to the executive.
        Klickitat has a profit sharing plan covering substantially all employees. The plan provides for a discretionary employer contribution each year. Klickitat's maximum profit sharing contribution is 15% of taxable compensation for the year, limited to $150,000. The employer contribution was $111,382, $107,647, and $99,700 for the years ended December 31, 1996, 1995, and 1994, respectively.
        During 1996, Klickitat entered into both employment and retirement agreements with its chief executive officer, Klickitat's chief executive retired on December 31, 1996, and pursuant to the agreement, will be paid in three annual installments of $60,000. For the year ended December 31, 1996, Klickitat recorded a liability of $180,000 as its obligation for current services pursuant to the retirement plan.

NOTE 16 - EARNINGS PER SHARE
        Earnings per share were computed by dividing net income by the weighted average number of shares of common stock and common stock equivalents outstanding during the periods after giving retroactive effect to the 1995 stock split and shares issued in business acquisitions accounted for as poolings of interest. Common stock equivalents include the number of shares issuable on exercise of the outstanding options less the number of shares that would have been purchased with the proceeds from the exercise of the options based on the average price of common stock during the year. The weighted average number of shares of common stock and common stock equivalents outstanding for the years ending December 31, 1996, 1995, and 1994, were 2,282,304, 2,280,749, and
2,235,817, respectively.

NOTE - 17 PARENT COMPANY
FINANCIAL INFORMATION
        Condensed financial information for Columbia Bancorp (unconsolidated parent company only) is as follows:

                                                      December 31,
                                        ---------------------------------------
                                           1996                          1995
                                        ----------                   ----------
BALANCE SHEET
-------------
ASSETS
    Cash                               $   240,142                   $      890
    Investment securities                  800,000
    Investment in subsidiaries            8,998,691                   17,483,892
    Other assets                            174,537                         --
    Organizational expense                     --                         16,000
                                       -------------                 -----------
         Total assets                  $19,713,370                   $17,500,782
                                       =============                 ===========

LIABILITIES
     Note payable                      $                             $     6,000
     Accounts payable                                                     10,890
     Dividend payable                      180,388
                                       -------------                 -----------
        Total liabilities                  180,388                        16,890
     Employee stock ownership plan
        shares subject to put option     1,058,183                       866,471
                                       -------------                 -----------

STOCKHOLDERS' EQUITY
     Common stock                        5,139,218                    4,974,400
     Additional paid-in capital          6,317,732                    4,848,953
     Retained earnings                   8,087,264                    7,683,876
     Unrealized loss on available-
     for-sale investment securities        (11,232)                     (23,337)
                                        -------------                ----------
     Less employee stock ownership
     plan shares subject to put
     option                              (1,058,183)                   (866,471)
                                        -------------                -----------
                                         18,474,799                  16,617,421

     Total liabilities and
      stockholders' equity            $  19,713,370                 $17,500,782
                                      ==============                ===========

                                        for the year ended December 31, 1996
                                        ---------------------------------------
INCOME STATEMENT
----------------
REVENUES
     Equity in undistributed earnings
     of subsidiary banks                                         $  1,526,965
     Dividends                                                      1,388,366
                                                                 --------------

EXPENSES
     Goodwill and administrative expenses                           (188,460)
                                                                ---------------
        Net income                                              $    2,726,871
                                                                ===============

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [Cont.]

CASH FLOW STATEMENT
CASH FLOWS RELATED TO OPERATING ACTIVITIES
   Net income                                                  $ 2,726,871
   Adjustments to reconcile net income to
        net cash provided by operating activities:
   Equity in undistributed earnings of subsidiary bank          (1,526,965)
   Changes in other assets and liabilities                         (39,439)
                                                                ----------
      Net cash provided by operating activities                  1,160,467
                                                                ----------

CASH FLOWS RELATED TO FINANCING ACTIVITIES
   Cash dividends paid                                            (702,215)
   Cash received from exercise of common stock options             192,717
                                                                ----------
      Net cash used in financing activities                       (509,498)
                                                                ----------

CASH FLOWS RELATED TO INVESTING ACTIVITIES
   Purchase of land                                               (111,717)
   Purchase of held-to-maturity investments                       (300,000)
                                                                ----------
      Net cash used by investing activities                       (411,717)
                                                                ----------
NET INCREASE IN CASH AND CASH EQUIVALENTS                          239,252

CASH AND CASH EQUIVALENTS, beginning of year                           890
                                                                ----------

CASH AND CASH EQUIVALENTS, end of year                          $  240,142
                                                                ----------

SCHEDULE OF NONCASH ACTIVITIES
   Cash dividend declared payable February 1997                 $  180,388
                                                                ----------



NOTE 18 -- REGULATORY MATTERS

        Bancorp and its subsidiaries are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the financial statements of Bancorp and its subsidiaries. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, banks must meet specific capital guidelines that involve quantitative measures of a bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. A bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

        Quantitative measures established by regulation to ensure capital adequacy requires the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to average assets (as defined). Management believes, as of December 31, 1996, that the Banks meet all capital adequacy requirements to which they are subject.

        As of June 30, 1995, the most recent notification from FDIC for Columbia, and as of February 12, 1996, the most recent notification from the State of Washington for Klickitat, the banks were categorized as adequately capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized, the Banks must maintain minimum total risk based, Tier 1 risk-based, and Tier 1 leverage ratios. There are no conditions or events since the notification that management believes have changed the institutions' category.

        Bancorp's actual capital amounts and ratios are also presented in the table.

                                                                                       To Be Well Capitalized Under
                                                                  For Capital               Prompt Corrective
                                        Actual                 Adequacy Purposes            Action Provisions
                                Amount          Ratio        Amount          Ratio        Amount          Ratio
                                ---------------------        ---------------------        ---------------------

As of December 31, 1996:

Total Capital to Risk
  Weighted Assets               $20,538,791     14.9%        $11,014,536 >/= 8.0%         $13,768,171 >/= 10.0%
Tier 1 Capital to Risk
  Weighted Assets               $19,544,214     14.2%        $ 5,507,268 >/= 4.0%         $ 8,260,902 >/=  6.0%
Tier 1 Capital to
  Average Assets                $19,544,214      9.9%        $ 7,927,089 >/= 4.0%         $11,890,634 >/=  6.0%

As of December 31, 1995:

Total Capital to Risk
  Weighted Assets               $18,578,723     15.2%        $ 9,757,020 >/= 8.0%         $12,196,275 >/= 10.0%
Tier 1 Capital to Risk
  Weighted Assets               $17,507,229     14.4%        $ 4,878,510 >/= 4.0%         $ 7,317,765 >/=  6.0%
Tier 1 Capital to
  Average Assets                $17,507,229      9.9%        $ 7,104,988 >/= 4.0%         $10,657,482 >/=  6.0%


                          Independent Auditor's Report

To the Board of Directors
Columbia Bancorp

We have audited the accompanying consolidated balance sheets of Columbia Bancorp and subsidiaries as of December 31, 1996 and 1995, and the related statements of income, changes in stockholders' equity, and cash flows for the years ended December 31, 1996, 1995, and 1994. These financial statements are the responsibility of Columbia Bancorp's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Columbia Bancorp and subsidiaries as of December 31, 1996 and 1995, and the results of its operations and cash flows for the years ended December 31, 1996, 1995, and 1994, in conformity with generally accepted accounting principles.
        As discussed in Note 1 to the consolidated financial statements, Columbia Bancorp acquired all of the outstanding common stock of Klickitat Valley Bank during 1996. The business combination has been accounted for as a pooling of interests and, accordingly, the assets, liabilities, stockholders' equities and results of operations of the separate entities have been combined in the accompanying financial statements as though the entities had been combined at the beginning of 1994.

MOSS ADAMS L.L.P.

Portland, Oregon
January 17, 1997

                       STOCK PRICE & DIVIDEND INFORMATION

COLUMBIA Bancorp stock did not trade on or through any exchange, established quotation or listing system or market-maker. Bancorp endeavored to facilitate transactions among shareholders and potential investors in its common stock by keeping an informal record of persons who had expressed an interest in buying or selling stock, and acting as an unpaid middleman between buyers and sellers. Bancorp also kept some informal records as to transaction prices. Many transactions between buyers and sellers occurred without Bancorp's knowledge and involvement, and came to the Bancorp's attention only after the fact when Bancorp was notified of a change in record ownership. Norwest Shareholder Services served as the transfer agent for Bancorp.
        Columbia Bancorp equity securities consist of one class of common stock of which there were 2,254,841 shares outstanding, held by approximately 1,150 shareholders on December 31, 1996.
        The inset table sets forth the high, low and closing sale prices paid for the common stock of Bancorp for each quarter of the 1996 and 1995 fiscal years. This information is based solely on prices reported to Bancorp for specific transactions by those persons whose transactions have come to Bancorp's attention. The reported prices do not represent all transactions in Bancorp's common stock, and Bancorp can give no assurance as to the accuracy of the reported prices, as it did not attempt to independently verify them. Bancorp did not maintain records of high and low bid prices. Bancorp's records reflect prices for actual sales transactions. All prices shown have been restated to reflect a 3-for-1 stock split for shareholders of record on September 1, 1995.
        Bancorp paid dividends of $.25 per share in February 1996, and $.07 per share in both July and October 1996. An $.08 per share dividend was declared by Bancorp in December 1996, payable in February 1997. Prior to its acquisition by Bancorp, Klickitat Valley Bank paid a $.55 per share dividend in March 1996.

--------------------------------------------------------------------------

QUARTER ENDED            HIGH             LOW           CLOSING
March 31, 1996          $20.00          $18.50          $20.00
June 30, 1996            20.00           18.00           20.00
September 30, 1996       20.00           13.50           16.00
December 31, 1996        16.25           13.25           15.00

March 31, 1995          $10.67          $10.00          $10.00
June 30, 1995            10.67           10.00           10.00
September 30, 1995       12.00           10.00           11.00
December 31, 1995        25.00           12.00           19.00
--------------------------------------------------------------------------

                    INFORMATION CONCERNING FILINGS WITH THE
                        SECURITIES & EXCHANGE COMMISSION

COLUMBIA Bancorp shall provide without charge upon the written request of any person receiving this Annual Report a copy of Columbia Bancorp's Form 10-KSB and a copy of any Form 10-QSB, including the financial statements and financial statement schedules but without other exhibits, for Columbia Bancorp with the Securities and Exchange Commission. Such written requests should be to the attention of Richard J. Croghan, Chief Financial Officer of Columbia Bancorp, P.O. Box 1030, The Dalles, Oregon 97058. Copies of Exhibits to such filings will be supplied upon payment of Columbia Bancorp's reasonable expenses in furnishing such exhibit in the amount of $.25 per page.