Form 10KSB40, Exhibit 13
period 1997-12-31
COLUMBIA BANCORP \OR\
filed 1998-03-25
CIK 1010002

                                                                    EXHIBIT 13.1
                          CONSOLIDATED BALANCE SHEETS
                          ===========================

                                                                                                  DECEMBER 31,
                                                                                         -----------------------------
                                                                                             1997             1996
                                                                                         ------------     ------------
ASSETS
Cash and due from banks                                                                  $ 16,878,138     $ 16,030,017
Federal funds sold                                                                          2,834,363        7,367,394
                                                                                         ------------     ------------
      Total cash and cash equivalents                                                      19,712,501       23,397,411

Investment securities available-for-sale                                                   31,309,883        9,714,233
Investment securities held-to-maturity                                                     16,728,036       41,098,327
Restricted equity securities                                                                  765,900          671,900
                                                                                         ------------     ------------
      Total investment securities                                                          48,803,819       51,484,460

Loans held-for-sale                                                                         2,713,665               --
Loans, net of allowance for loan losses and unearned
  loan fees                                                                               152,504,671      118,227,668

Property and equipment, net of depreciation                                                 5,256,561        4,881,318

Accrued interest receivable                                                                 2,185,544        1,948,444

Other assets                                                                                  649,982          362,456
                                                                                         ------------     ------------
      Total assets                                                                       $231,826,743     $200,301,757
                                                                                         ============     ============


LIABILITIES AND STOCKHOLDERS' EQUITY

DEPOSITS
  Noninterest-bearing demand deposits                                                    $ 46,377,081     $ 33,548,608
  Interest-bearing demand deposits                                                         85,502,927       72,671,399
  Saving accounts                                                                          22,743,932       22,833,187
  Time certificates and IRA accounts                                                       46,944,204       49,690,664
                                                                                         ------------     ------------
      Total deposits                                                                      201,568,144      178,743,858

Notes payable                                                                               5,263,824          600,000
Accrued interest payable and other liabilities                                              2,007,289        1,424,917
                                                                                         ------------     ------------
      Total liabilities                                                                   208,839,257      180,768,775
                                                                                         ------------     ------------
Employee stock ownership plan shares subject to
    put option                                                                              1,430,450        1,058,183
                                                                                         ------------     ------------
COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
  Common stock, no par value, 10,000,000 shares authorized,
    2,288,451 issued and outstanding at December 31,
    1997 (2,254,841 in 1996)                                                                5,528,218        5,139,218
  Additional paid-in capital                                                                6,317,732        6,317,732
  Retained earnings                                                                        11,131,444        8,087,264
  Unrealized gain (loss) on available-for-sale investment securities, net of tax               10,092          (11,232)
  Less employee stock ownership plan shares subject
    to put option                                                                          (1,430,450)      (1,058,183)
                                                                                         ------------     ------------
      Total stockholders' equity                                                           21,557,036       18,474,799
                                                                                         ------------     ------------
      Total liabilities and stockholders' equity                                         $231,826,743     $200,301,757
                                                                                         ============     ============

                The accompanying notes are an integral part of these consolidated financial statements.

                       CONSOLIDATED STATEMENTS OF INCOME
===============================================================================

                                                                            YEARS ENDED DECEMBER 31,
                                                                            ------------------------
                                                                           1997           1996           1995
                                                                    -----------    -----------    -----------
INTEREST INCOME
     Interest and fees on loans                                     $14,764,313    $11,854,765    $10,611,987
     Interest on investments:
          Taxable investment securities                               2,257,934      2,094,413      2,117,485
          Nontaxable investment securities                              735,421        770,631        659,087
     Interest on federal funds sold                                     221,167        589,264        342,769
     Other interest and dividend income                                 164,685         75,632         83,415
                                                                    -----------    -----------    -----------
                                                                     18,143,520     15,384,705     13,814,743

INTEREST EXPENSE
     Interest on interest-bearing deposit and savings accounts        3,313,451      2,967,193      2,688,026
     Interest on time deposit accounts                                2,771,986      2,717,481      2,368,876
     Other borrowed funds                                               183,637         60,717        159,148
                                                                    -----------    -----------    -----------
          Net interest income before provision for loan losses       11,874,446      9,639,314      8,598,693


PROVISION FOR LOAN LOSSES
          Net interest income after provision for loan losses           581,000        246,479         88,000
                                                                    -----------    -----------    -----------
                                                                     11,293,446      9,392,835      8,510,693
                                                                    -----------    -----------    -----------
NONINTEREST INCOME
     Service charges and fees                                         1,545,174      1,093,346        998,065
     Credit card discounts and fees                                     389,965        288,075        223,291
     Financial services department income                               230,405        158,575        105,358
     Other noninterest income                                           315,179        259,064        225,123
                                                                    -----------    -----------    -----------
          Total noninterest income                                    2,480,723      1,779,060      1,551,837
                                                                    -----------    -----------    -----------
NONINTEREST EXPENSES
     Salaries and employee benefits                                   4,463,483      3,965,087      3,611,208
     Occupancy expense                                                  735,858        653,541        565,788
     Credit card processing fees                                        254,299        213,887        161,746
     Office supplies                                                    199,930        164,680        181,492
     FDIC assessment                                                     19,749          5,742        165,581
     Data processing expense                                            304,456        231,817        232,797
     Other noninterest expenses                                       2,114,509      1,945,259      1,575,506
                                                                    -----------    -----------    -----------
          Total noninterest expenses                                  8,092,284      7,180,013      6,494,118
                                                                    -----------    -----------    -----------

INCOME BEFORE PROVISION FOR INCOME TAXES                              5,681,885      4,011,882      3,568,412

PROVISION FOR INCOME TAXES                                            1,795,476      1,285,011      1,079,249
                                                                    -----------    -----------    -----------

NET INCOME                                                          $ 3,886,409    $ 2,726,871    $ 2,489,163
                                                                    ===========    ===========    ===========

BASIC EARNINGS PER SHARE OF COMMON STOCK                                  $1.71          $1.22          $1.09
                                                                    ===========    ===========    ===========
DILUTED EARNINGS PER SHARE OF COMMON STOCK                                $1.67          $1.19          $1.12
                                                                    ===========    ===========    ===========

           The accompanying notes are an integral part of these consolidated financial statements.

                            STATEMENTS OF CHANGES IN
                              STOCKHOLDERS' EQUITY
================================================================================


                                                                                          UNREALIZED
                                                                                          GAIN (LOSS)           ESOP
                                                                                        ON AVAILABLE          SHARES
                                    COMMON STOCK        ADDITIONAL                          FOR SALE         SUBJECT           TOTAL
                              -----------------------      PAID-IN        RETAINED        INVESTMENT          TO PUT   STOCKHOLDERS'
                                SHARES       AMOUNT        CAPITAL        EARNINGS        SECURITIES          OPTION          EQUITY
                              ---------    ----------   ----------     -----------      ------------    ------------   -------------
BALANCE,
  December 31, 1994             743,006    $4,954,851   $4,797,008     $ 5,749,790       $(315,391)     $  (504,750)    $14,681,508

Cash dividends                       --            --           --        (555,077)             --               --        (555,077)
Stock options exercised           6,800        19,549       51,945              --              --               --          71,494
3 for 1 stock split           1,488,011            --           --              --              --               --              --
Changes in unrealized loss
  on available-for-sale
  securities, net of tax             --            --           --              --         292,054               --         292,054
Changes in ESOP shares
  subject to put option              --            --           --              --              --         (361,721)       (361,721)
Net income                           --            --           --       2,489,163              --               --       2,489,163
                              ---------    ----------   ----------     -----------       ---------      -----------     -----------

BALANCE,
  December 31, 1995            2,237,817    $4,974,400   $4,848,953    $ 7,683,876       $ (23,337)     $  (866,471)    $16,617,421

Stock options exercised          10,156        66,262       27,899              --              --               --          94,161
Sale of common stock              6,868        98,556           --              --              --               --          98,556
Transfer to surplus                  --            --    1,440,880      (1,440,880)             --               --              --
Changes in unrealized loss
  on available-for-sale
  securities, net of tax             --            --           --              --          12,105               --          12,105
Changes in ESOP shares
  subject to put option              --            --           --              --              --         (191,712)       (191,712)
Cash dividends                       --            --           --        (702,215)             --               --        (702,215)
Cash dividends declared              --            --           --        (180,388)             --               --        (180,348)
Net income                           --            --           --       2,726,871              --               --       2,726,871
                              ---------    ----------   ----------     -----------       ---------      -----------     -----------
BALANCE,
  December 31, 1996            2,254,841    5,139,218    6,317,732       8,087,264         (11,232)      (1,058,183)     18,474,799

Stock options exercised          21,415       214,001           --              --              --               --         214,001
Sale of common stock             12,195       174,999           --              --              --               --         174,999
Changes in unrealized loss
  on available-for-sale
  securities, net of tax             --            --           --              --          (2,667)              --          (2,667)
Gain on securities
  transferred from held-
  to-maturity on
  available-for-sale                 --            --           --              --          23,991               --          23,991
Changes in ESOP shares
  subject to put option              --            --           --              --              --         (372,267)       (372,267)
Cash dividends                       --            --           --        (613,384)             --               --        (613,384)
Cash dividends declared              --            --           --        (228,845)             --               --        (228,845)
Net income
                              ---------    ----------   ----------     -----------       ---------      -----------     -----------
BALANCE,
  December 31, 1997           2,288,451    $5,528,218   $6,317,732     $11,131,444       $  10,092      $(1,430,450)    $21,557,036
                              =========    ==========   ==========     ===========       =========      ===========     ===========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOW

                                                                                                    YEARS ENDED DECEMBER 31,
                                                                                             1997             1996             1995
                                                                                             ----             ----             ----
CASH FLOWS RELATED TO OPERATING ACTIVITIES
      Net income                                                                      $ 3,886,409      $ 2,726,871      $ 2,489,163
      Adjustments to reconcile net income to net cash
         from operating activities:
            Amortization of premiums and discounts of investment securities                30,775               --            6,540
            Gain (loss) on write-down of property and equipment                            (1,576)             145           24,749
            Loss on sale of available-for-sale securities                                   4,940               --               --
            Loss on call of held-to-maturity investment securities                          7,583              422           10,076
            Depreciation                                                                  449,048          380,198          322,762
            Federal Home Loan Bank stock dividend                                         (53,000)         (49,500)         (38,100)
            Benefit for deferred income taxes                                            (278,770)        (168,112)         (96,712)
            Provision for loan losses                                                     581,000          246,479           88,000
      Increase (decease) in cash due to changes in certain assets and liabilities:
            Accrued interest receivable                                                  (237,100)        (132,568)        (142,404)
            Other assets                                                                   (8,756)         477,221         (100,847)
            Accrued interest payable and other liabilities                                533,915          272,868          158,630
                                                                                      ------------     ------------     ------------
                  Net cash from operating activities                                    4,914,468        3,754,024        2,721,857
                                                                                      ------------     ------------     ------------
CASH FLOWS RELATED TO INVESTING ACTIVITIES
      Proceeds from the sale of available-for-sale securities                           1,647,406               --        1,351,001
      Proceeds from the maturity of available-for-sale securities                      12,517,460        4,718,237        7,589,547
      Proceeds from the maturity of held-to-maturity securities                         3,576,370       14,795,881       11,913,247
      Purchases of held-to-maturity securities                                         (4,234,473)     (15,266,716)     (12,226,056)
      Purchases of available-for-sale securities                                      (10,454,096)      (6,769,594)      (1,349,000)
      Purchase of Federal Home Loan Bank stock                                           (341,000)              --          (33,300)
      Net change in loans made to customers                                           (37,571,668)     (14,296,125)     (14,195,919)
      Proceeds from the sale of property and equipment                                         --           40,200               --
      Payments made for purchase of property and equipment                               (822,715)      (1,446,111)        (448,851)
                                                                                      ------------     ------------     ------------
                  Net cash from investing activities                                  (35,682,716)     (18,224,228)      (7,399,331)
                                                                                      ------------     ------------     ------------
CASH FLOWS RELATED TO FINANCING ACTIVITIES
      Net change in demand deposit and savings accounts                                25,570,746       18,144,547        3,775,450
      Net change in time deposits and IRA accounts                                     (2,746,460)       1,725,002       12,295,648
      Borrowings of long-term debt                                                        663,824               --          600,000
      Repayments of long-term debt                                                             --         (600,000)      (1,281,000)
      Net decrease in Federal Funds purchased                                                  --               --       (1,500,000)
      Dividends paid                                                                     (793,772)        (702,215)        (555,077)
      Proceeds from stock options exercised and purchases of common stock                 389,000          192,717           71,494
      Net increase (decrease) in short term borrowings                                  4,000,000          224,712         (164,955)
                                                                                      ------------     ------------     ------------
      Net cash from financing activities                                               27,083,338       18,984,763       13,241,560
                                                                                      ------------     ------------     ------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                   (3,684,910)       4,514,559        8,564,086
CASH AND CASH EQUIVALENTS, beginning of year                                           23,397,411       18,882,852       10,318,766
                                                                                      ------------     ------------     ------------
CASH AND CASH EQUIVALENTS, end of year                                                $19,712,501      $23,197,411      $18,882,852
                                                                                      ============     ============     ============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
      Interest paid in cash                                                             6,250,774        5,677,890        5,088,653
                                                                                      ============     ============     ============
      Taxes paid in cash                                                               $2,069,541       $1,459,808       $1,210,678
                                                                                      ============     ============     ============
SCHEDULE OF NONCASH ACTIVITIES
      Unrealized loss on securities transferred from
         held-to-maturity to available-for-sale, net of tax                                    --               --               --
                                                                                      ============     ============     ============
      Change in unrealized loss on available-for-sale securities,
         net of tax                                                                       $21,324          $12,105         $292,054
                                                                                      ============     ============     ============
      Cash dividend declared and payable after year-end                                  $228,845         $180,388
                                                                                      ============     ============


The accompanying rules are an integral part of these consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     ORGANIZATION AND NATURE OF OPERATIONS -- Columbia Bancorp (Bancorp) was incorporated on October 3, 1995, and became the holding company of Columbia River Banking Company (Columbia or Bank) through merger. The merger was approved by a statutory majority of the stockholders of the Bank at a special meeting of shareholders on December 21, 1995. Approval from all of the Bank's regulatory agencies was also received in December 1995. The effective date of the merger was January 1, 1996, and the transaction was consummated on January 13, 1996, on which date Bancorp acquired 100% of the common stock of Columbia, and the shareholders of Columbia became shareholders of Bancorp under a one-for-one exchange of shares. Since the consummation on January 13, 1996, was essentially in nature and the required shareholder and regulatory approvals had been obtained prior to December 31, 1995, the accompanying financial statements have been accounted for in a manner similar to a pooling-of-interests and prepared to reflect the change in reporting entity as of December 31, 1995. Substantially all activity of Columbia Bancorp is conducted through its subsidiary bank and all significant inter-company accounts and transactions have been eliminated in the preparation of the consolidated financial statements.

     In June 1996, Columbia Bancorp merged with Klickitat Valley Bank (Klickitat), a community bank headquartered in Goldendale, Washington, with branch operations in White Salmon, Washington. The business combination was accomplished through the exchange of 8.5 shares of Bancorp common stock for each share of Klickitat common stock. The transaction was accounted for as a pooling-of-interests and accordingly, the assets, liabilities, and stockholders' equities, and results of operations of the separate entities have been combined for 1995, 1996, and 1997 as though the entities had been combined as of the beginning of 1995.

     Columbia Bancorp's subsidiary bank is a state-chartered institution authorized to provide banking services by the States of Oregon and Washington. With its administrative headquarters in The Dalles, Oregon, the Bank operates as Columbia River Banking Company through branch facilities in The Dalles, Hood River, and Maupin, Oregon; as Juniper Banking Company (an assumed name acquired as a result of a 1994 merger transaction) through branches in Madras, Redmond, and Bend, Oregon; and, as Klickitat Valley Bank through branches in Goldendale and White Salmon, Washington. In 1997, the Bank also commenced operations of a mortgage banking division, Columbia Mortgage Group, which is headquartered in Bend, Oregon and provides services to all commercial banking branches of the Bank. Columbia Bancorp and the Bank are subject to the regulations of certain Federal and State agencies and undergo periodic examinations by those regulatory authorities.

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

     INVESTMENT SECURITIES -- The Bank is required to specifically identify its investment securities as "held-to-maturity," "available-for-sale," or "trading accounts." Accordingly, management has determined that all investment securities held at December 31, 1997 and 1996, are either "available-for-sale" or "held-to-maturity" and conform to the following accounting policies:

     Securities held-to-maturity -- bonds, notes, and debentures for which the Bank has the intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

     Securities available-for-sale -- Available-for-sale securities consist of bonds, notes debentures, and certain equity securities not classified as held-to-maturity securities. Securities are generally classified as available-for-sale if the instrument may be sold in response to such factors as: (1) changes in market interest rates and related changes in the prepayment risk, (2) needs for liquidity, (3) changes in the availability of and the yield on alternative instruments, and (4) changes in funding sources and terms. Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a net amount in a separate component of equity until realized. Fair values for these investment securities are based on quoted market prices. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method.

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

      RESTRICTED EQUITY SECURITIES -- The Bank's equity investments in the Federal Home Loan Bank and Federal Agriculture Mortgage Corporation are classified as restricted equity securities since ownership of these instruments is restricted and they do not have an active market. As restricted equity securities, these investments are carried at cost.

     LOANS, NET OF ALLOWANCE FOR LOAN LOSSES AND UNEARNED INCOME -- Loans are stated at the amount of unpaid principal, reduced by an allowance for loan losses and unearned income Interest on loans is calculated by using the simple-interest method on daily balances of the principal amount outstanding. The allowance for loan losses is established through a provision for loan losses charged to expenses. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to pay. Various regulatory agencies, as a regular part of their examination process, periodically review the Bank's reserve for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgment of information available to them at the time of their examination.

     Impaired loans are carried at the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's market price, or the fair value of the collateral if the loan is collateral dependent. Accrual of interest is discontinued on impaired loans when management believes, after considering economic and business conditions, collection efforts, and collateral position, that the borrower's financial condition is such that collection of interest is doubtful. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

     LOANS HELD-FOR-SALE -- Mortgage loans held-for-sale are carried at the lower of cost or estimated market value. Market value is determined on an aggregate loan basis. At December 31, 1997, mortgage loans held-for-sale were carried at cost which approximated market. At December 31, 1996, the Bank held no mortgage loans for sale.

     PROPERTY AND EQUIPMENT -- Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed by the straight-line and accelerated methods over the estimated useful lives of the assets, which range from 5 to 7 years for furniture and equipment and 31-1/2 years for building premises.

     OTHER REAL ESTATE -- Other real estate, acquired through foreclosure or deeds in lieu of foreclosure, is carried at the lower of cost or estimated net realizable value. When property is acquired, any excess of the loan balance over its estimated net realizable value is charged to the reserve for loan losses. Subsequent write-downs to net realizable value, if any, or any disposition gains or losses are included in noninterest income and expense. The Bank had no other real estate at December 31, 1997 and 1996.

     INCOME TAXES -- Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

     STATEMENT OF CASH FLOWS -- Cash equivalents are generally all short-term investments with a maturity of three months or less. Cash and cash equivalents normally include cash on hand, amounts due from banks, and federal funds sold.

     OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS -- The Bank holds no derivative financial instruments. However, in the ordinary course of business, the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, commercial letters of credit, and standby letters of credit. However, such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

     FAIR VALUE OF FINANCIAL INSTRUMENTS -- The following methods and assumptions were used by the Bank in estimating fair values of financial instruments as disclosed herein.

     Cash and cash equivalents -- The carrying amounts of cash and short-term instruments approximate their fair value.

     Held-to-maturity and available-for-sale securities -- Fair values for investment securities, excluding restricted equity securities, are based on quoted market prices. The carrying values of restricted equity securities approximate fair values.

     Loans receivable -- For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans (for example, one-to-four family residential), credit card loans, and

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

     Deposit liabilities -- The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposit (CDs) approximate their fair values at the reporting date. Fair values for fixed-rate CDs are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

     Short-term borrowings -- the carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings maturing within 90 days approximate their fair values. Fair values of other short-term borrowings are estimated using discounted cash flow analyses based on the Bank's current incremental borrowing arrangements.

     Long-term debt -- The fair values of the Bank's long-term debt are estimated using discounted cash flow analyses based on the Bank's current incremental borrowing rates for similar types of borrowing arrangements.

     Accrued interest -- The carrying amounts of accrued interest approximate their fair values.

     Off-balance-sheet instruments -- The Bank's off-balance-sheet instruments include unfunded commitments to extend credit and standby letters of credit. The fair value of these instruments is not considered practicable to estimate because of the lack of quoted market prices and the inability to estimate fair value without incurring excessive costs.

     ADVERTISING -- Advertising costs are charged to expense during the year in which they are incurred.

     STOCK OPTIONS -- In October 1995, the Financial Accounting Standards Board
(FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." This new standard defines a fair value based method of accounting for an employee stock option or similar equity instrument. This statement gives entities a choice of recognizing related compensation expense by adopting the new fair value method or to continuing to measure compensation using the intrinsic value approach under Accounting Principles Board (APB) Opinion No. 25, the former standard If the former standard for measurement were elected, SFAS No. 123 requires supplemental disclosure to show any significant effects of using the new measurement criteria. The Bank has elected to continue using the measurement prescribed by APB Opinion No. 25, and accordingly, this pronouncement has had no effect on the Bank's financial position or results of operations.

     RECENTLY ISSUED ACCOUNTING STANDARDS -- In June 1997, the FASB issued SFAS No. 130 "Reporting Comprehensive Income" which the Bank is required to adopt for years beginning after December 15, 1997. This statement establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general purpose financial statements. When adopted, the unrealized gain or loss on available-for-sale securities will be recognized as a component of comprehensive income. Other issued but not yet required FASB statements are not currently applicable to the Bank's operations.

     RECLASSIFICATIONS -- Certain reclassifications have been made to the 1996 and 1995 financial statements to conform with current year presentations.

NOTE 2 -- INVESTMENT SECURITIES

     The book value and approximate market values of investment securities at December 31, 1997 and 1996, are summarized as follows:

                                                           GROSS          GROSS         ESTIMATED
                                          AMORTIZED      UNREALIZED     UNREALIZED       MARKET
                                            COST           GAINS          LOSSES          VALUE
                                         -----------    -----------    -----------     ----------
December 31, 1997
Available-for-sale securities:
     U.S. Treasury securities            $ 3,210,274       $  6,017      $   2,996     $ 3,213,295
     Obligation to U.S. government
          agencies                        26,929,960         72,640         59,483      26,943,117
     Corporate debt securities               853,967            149            645         853,471
     Corporate equity securities             300,000             --             --         300,000
                                         -----------       --------      ---------     -----------
                                         $31,294,201       $ 78,806      $  63,124     $31,309,883
                                         ===========       ========      =========     ===========

Held-to-maturity securities:
     Mortgage-backed securities          $   156,509       $  1,833      $   2,641     $   155,701
     Municipal securities                 16,571,527        356,342             70      16,927,799
                                         -----------       --------      ---------     -----------
                                         $16,728,036       $358,175      $   2,711     $17,083,500
                                         ===========       ========      =========     ===========


December 31, 1996
Available-for-sale securities:
U.S. Treasury securities                 $ 1,798,606       $  5,484      $  (1,442)    $ 1,802,648
     Obligation of U.S. government
          agencies                         7,181,983        17,952         (40,852)      7,159,083
     Corporate debt securities               451,098         1,665            (261)        452,502
     Corporate equity securities             300,000            --              --         300,000
                                         -----------       --------      ---------     -----------
                                         $ 9,731,687       $ 25,101      $ (42,555)    $ 9,714,233
                                         ===========       ========      =========     ===========

Held-to-maturity securities:
     U.S. Treasury securities            $ 2,318,701       $     --      $ (21,302)    $ 2,297,399
     Obligation of U.S. government
          agencies                        20,820,651        538,792       (664,193)     20,695,250
     Corporate debt securities             2,156,952          8,291           (814)      2,164,429
     Mortgage-backed securities              450,971          3,621         (6,531)        448,061
                                         -----------       --------      ---------     -----------
     Municipal securities                 15,351,052        224,985        (19,528)     15,551,509
                                         -----------       --------      ---------     -----------
                                         $41,098,327       $775,689      $(712,368)    $41,161,648
                                         ===========       ========      =========     ===========

     The amortized cost and estimated market value of investment securities at December 31, 1997, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                       AVAILABLE-FOR-SALE                HELD-TO-MATURITY
                                   ---------------------------     ---------------------------
                                       COST           MARKET          COST            MARKET
                                   -----------     -----------     ----------      -----------
Due in one year or less            $ 6,860,440     $ 6,850,987     $ 2,219,953     $ 2,243,035
Due after one year through
  five years                        19,433,211      19,438,346       6,988,305       7,150,216
Due after five years through
  ten years                          3,700,550       3,726,676       3,005,078       3,079,934
Due after ten years                  1,000,000         993,874       4,514,700       4,610,315
                                   -----------     -----------     -----------     -----------
                                    30,994,201      31,009,883      16,728,036      17,083,500
Corporate equity securities            300,000         300,000               -               -
                                   -----------     -----------     -----------     -----------
                                   $31,294,201     $31,309,883     $16,728,036     $17,083,500
                                   -----------     -----------     -----------     -----------

     For the purpose of the maturity table, mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on the weighted-average contractual maturities of underlying collateral. Mortgage-backed securities mature earlier than their weighted-average contractual maturities because of principal prepayments.

     Effective with the merger of Columbia River Banking Company and Klickitat Valley Bank (see Note 1), the Bank reclassified certain investments in debt securities, held by Klickitat, from held-to-maturity to available-for-sale to maintain its existing interest rate risk position and credit risk policy as permitted by financial accounting standards. At the time of transfer, the investment securities had an amortized cost of $25,242,573 and an estimated market value of $25,205,592. Recognition of the market value of the transferred investment securities resulted in an after tax adjustment to stockholders' equity at December 31, 1997, of $23,991.

     As of December 31, 1997 and 1996, investment securities with a book value of $5,337,367 and $3,283,294, respectively, have been pledged to secure public deposits as required by law.

NOTE 3 - RESTRICTED EQUITY SECURITIES

     The composition of restricted equity securities is summarized as follows:

                                                         1997           1996
                                                       --------       --------
Federal Home Loan Bank stock                           $756,500       $669,900
Federal Agricultural Mortgage Corporation stock           9,400          2,000
                                                       --------       --------
                                                       $765,900       $671,000
                                                       ========       ========

NOTE 4 - LOANS

     The composition of loan balances is summarized as follows:

                                                      1997                1996
                                                  ------------        ------------
Commercial                                        $ 38,012,762        $ 32,685,858
Agriculture                                         22,365,007          16,013,558
Real estate                                         75,003,128          55,287,031
Consumer                                            17,385,488          13,837,832
Credit card and other loans                          1,989,591           1,698,290
                                                  ------------        ------------
                                                   154,755,976         119,522,569
Less: Allowance for loan losses                     (1,638,633)           (994,576)
      Unearned loan fees                              (612,672)           (300,325)
                                                  ------------        ------------
                                                  $152,504,671        $118,227,668
                                                  ============        ============

     Impairment of loans having recorded investments of $1,041,389 at December 31, 1997, and $228,857 at December 31, 1996, have been recognized in conformity with FASB Statement No. 114 as amended by FASB Statement No. 118. The Bank's average investment in impaired loans, measured on the basis of the present value of expected future cash flows discounted at the loan's effective interest rate, was $461,586 during 1997 and $267,653 during 1996. The total allowance for loan losses related to these loans at December 31, 1997 and 1996 was approximately $221,000, and $34,000, respectively. Had the impaired loans performed according to their original terms, additional interest income of $58,533 and $10,991 would have been recognized in 1997 and 1996, respectively. No interest income has been recognized on impaired loans during the period of impairment.

NOTE 5 - ALLOWANCE FOR LOAN LOSSES

     Changes in the allowance for loan losses were as follows:

                                               1997           1996          1995
                                            ----------     ----------    ----------
BALANCE, beginning of year                  $  994,576     $1,071,494    $  954,355
  Provision for loan losses                    581,000        246,479        88,000
  Loans charged-off                            (40,144)      (391,873)     (118,000)
  Recoveries                                $  103,201     $   68,476    $  147,577
                                            ----------     ----------    ----------
BALANCE, end of year                        $1,638,633     $  994,576    $1,071,494
                                            ==========     ==========    ==========

NOTE 6 - PROPERTY AND EQUIPMENT

     The major classification of property and equipment are summarized as follows:

                                                     1997               1996
                                                 -----------         ----------
Land                                             $ 1,049,281         $ 1,049,281
Buildings and improvements                         4,134,478           4,030,691
Furniture and equipment                            2,917,131           2,220,202
                                                 -----------         -----------
                                                   8,100,890           7,300,174
Less accumulated depreciation                     (2,844,329)         (2,418,856)
                                                 -----------         -----------
                                                 $ 5,256,561         $ 4,881,318
                                                 ===========         ===========

NOTE 7 - TIME DEPOSITS

     Time certificates of deposit of $100,000 and over, aggregated

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

$8,937,725 and $12,204,995 at December 31, 1997 and 1996, respectively.

     At December 31, 1997, the scheduled maturities for all time deposits are as follows:

     1998                          $35,841,969
     1999                            4,102,171
     2000                            1,723,072
     2001                              693,012
     2002 and thereafter               492,200
                                   -----------
                                   $42,852,424
                                   ===========

NOTE 8 - INCOME TAXES

     The provision for income taxes consisted of the following:

                                         1997          1996          1995
                                   ----------    ----------    ----------
     Current tax provision
       Federal                     $1,901,578    $1,280,500    $1,092,333
       State                          172,668       172,623        83,628
                                   ----------    ----------    ----------
                                    2,074,246     1,453,123     1,175,961
     Deferred tax benefit
       Federal                       (252,657)     (142,785)      (85,334)
       State                          (26,113)      (25,327)      (11,378)
                                   ----------    ----------    ----------
                                     (278,770)     (168,112)      (96,712)
                                   ----------    ----------    ----------
                                   $1,795,476    $1,285,011    $1,079,249
                                   ==========    ==========    ==========

     The components of the deferred tax benefit consisted of the following:

                                                           1997           1996         1995
                                                      ---------      ---------     --------
     Loan loss provision not deductible for tax       $(236,640)     $ (92,993)    $(32,120)
     Difference between book and recognition of
       deferred loan fees                                     -         34,513       18,250
     Difference between book and tax
       depreciation methods                              36,577         (6,996)      11,207
     Difference between accrual and cash basis
       tax reporting                                    (58,547)       (71,077)    (102,493)
     Deferred compensation expense                      (43,025)       (51,908)      (6,916)
     Other differences                                   22,865         20,349       15,360
                                                      ---------      ---------     --------
     Deferred tax benefit                             $(278,770)     $(168,112)    $(96,712)
                                                      =========      =========     ========

     The net deferred tax asset in the accompanying consolidated balance sheets consisted of the following:

                                                           1997           1996
                                                      ---------      ---------
     Deferred tax assets:
       Allowance for loan losses                      $ 437,156      $ 200,516
       Deferred compensation                            101,849         58,824
                                                      ---------      ---------
                                                        539,005        259,340
                                                      ---------      ---------
     Deferred tax liabilities:
       Accumulated depreciation                         (58,698)       (22,121)
       Conversion to accrual basis tax
         reporting                                      (76,238)      (134,785)
       Federal Home Loan Bank stock dividendS           (50,898)       (28,033)
                                                      ---------      ---------
                                                       (185,834)      (184,939)
                                                      ---------      ---------
     Net deferred tax assets                          $ 353,171      $  74,401
                                                      =========      =========

     Management believes, based upon the Bank's historical performance, the deferred tax asset will be realized in the normal course of operations and, accordingly, management has not reduced deferred tax assets by a valuation allowance.

     The tax provision differs from the federal statutory rate of 34% due principally to the effect of tax exemptions for interest received on municipal investments. The 1997 provision for income taxes reflects a reduction in the state income tax rate from 6.6% to 3.8%.

     A reconciliation between the statutory federal income tax rate and the effective tax rate is as follows:

                                                         1997           1996           1995
                                                   ----------     ----------     ----------
     Federal income taxes at statutory rate        $1,931,841     $1,364,039     $1,213,259
       State income tax expense, net of
         federal income tax benefit                   126,501        174,757         48,839
       Effect of nontaxable interest income          (220,901)      (221,674)      (216,346)
       Other                                          (41,965)       (32,111)        33,497
                                                   ----------     ----------     ----------
                                                   $1,795,476     $1,285,011     $1,079,249
                                                   ==========     ==========     ==========
                                                          32%            32%            30%
                                                   ==========     ==========     ==========

NOTE 9 - TRANSACTIONS WITH RELATED PARTIES

     Certain directors, executive officers, and principal stockholders are customers of and had banking transactions with the Bank, and the Bank expects to have such transactions in the future. All loans and commitments to loan included in such transactions were made in compliance with applicable laws on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons and do not involve more than the normal risk of collectibility or present any other unfavorable features. The amount of loans outstanding to directors, executive officers, principal stockholders, and companies with which they are associated was as follows:

                                                   1997                1996
                                             ----------          ----------

     BALANCE beginning of year               $2,967,310          $1,535,235
     Loans made                                 634,100           1,787,577
     Loans repaid                            (1,303,874)           (355,502)
                                             ----------          ----------
     BALANCE, end of year                    $2,297,536          $2,967,310
                                             ==========          ==========

     Columbia has a 14.3% shareholder interest in Datatech of Oregon, Inc. (Datatech), a bank service corporation functioning as a data processing facility for the Bank and six other community banks in Oregon. Columbia's investment in Datatech is accounted for the cost method. Under this accounting method, Columbia recognizes income from its investment as dividends are distributed. Dividends received in excess of earnings subsequent to Columbia's investment are considered a return of investment and are recorded as reductions of cost of the investment. For the periods ended December 31, 1997, 1996, and 1995, the Bank recorded data processing expenses paid to Datatech in the amount of $304,456, $194,696, and $205,841. As of December 31, 1997, Columbia's
recorded investment in Datatech was $31,706.

     The Bank has a prime rate, unsecured operating line of credit to Datatech for $80,000. The outstanding principal balance was $23,353 at December 31, 1997, and $74,000 at December 31, 1996. Interest income of $4,502 was realized by Columbia in 1997, and $4,195 in 1996.

NOTE 10 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

     In the normal course of business to meet the financial needs of its customers, the Bank is a party to financial instruments with off-balance-sheet risk. These financial instruments include commitments to extend credit and the issuance of letters of credit. The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial position. The contract amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

     The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and letters of credit written is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

     Unless noted otherwise, the Bank does not require collateral or other security to support financial instruments with credit risk.

                                                       CONTRACT AMOUNTS
                                                         DECEMBER 31,
                                                     1997           1996
                                                  -----------    -----------
Financial instruments whose contract
  amounts represent credit risk:
Commitments to extend credit                      $31,314,369    $23,809,924
Undisbursed credit card lines of credit             4,707,097      3,696,163
Commercial and standby letters of credit              287,684        179,654
                                                  -----------    -----------
                                                  $36,309,150    $27,685,741

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

NOTE 11 - FAIR VALUES OF FINANCIAL INSTRUMENTS

     The following table estimates fair value and the related carrying values of the Bank's financial instruments at December 31, 1997 and 1996:

                                                           1997                   1996
                                                           ----                   ----
                                                              ESTIMATED               ESTIMATED
                                                  CARRYING     FAIR       CARRYING     FAIR
                                                  AMOUNT       VALUE      AMOUNT       VALUE
                                                     (in thousands)          (in thousands)
                                                  --------------------    --------------------
    Financial assets:
      Cash and due from banks                     $ 16,878    $ 16,878    $ 16,030    $ 16,030
      Federal funds sold                          $  2,834    $  2,834    $  7,367    $  7,367
      Securities available-for-sale               $ 31,310    $ 31,310    $  9,714    $  9,714
      Securities held-to-maturity                 $ 16,728    $ 17,084    $ 41,098    $ 41,162
      Restricted equity securities                $    766    $    766    $    672    $    672
      Loans held-for-sale                         $  2,714    $  2,714    $  2,714    $  2,714
      Loans, net of allowance for loan losses
        and unearned loan fees                    $152,505    $149,981    $118,228    $118,234

    Financial liabilities:
      Demand and savings deposits                 $154,624    $154,624    $129,053    $129,053
      Time deposits and IRA accounts              $ 46,944    $ 46,894    $49,691     $ 49,717
      Notes payable                               $  5,264    $  5,264    $   600     $    600

     While estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were the Bank to have disposed of such items at December 31, 1997 and 1996, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at December 31, 1997 and 1996, should not necessarily be considered to apply at subsequent dates.

     In addition, other assets and liabilities of the Bank that are not defined as financial instruments are not included in the above disclosures, such as property and equipment. Also, nonfinancial instruments typically not recognized in the financial statements nevertheless may have value but are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the earnings potential of loan servicing rights, the trained work force, customer goodwill, and similar items.

NOTE 12 - CONCENTRATIONS OF CREDIT RISK

     All of the Bank's loans, commitments, and commercial and standby letters of credit have been granted to customers in the

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Bank's market area. The majority of such customers are also depositors of the Bank. Investments in state and municipal securities are not significantly concentrated within any one region of the United States. The concentrations of credit by type of loan are set forth in Note 4. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Commercial and standby letters of credit were granted primarily to commercial borrowers as of December 31, 1997. The Bank's loan policy does not allow the extension of credit to any single borrower or group of related borrowers in excess of $1,000,000 without approval from the Board of Director's loan committee.

NOTE 13 - COMMITMENTS AND CONTINGENCIES

      OPERATING LEASE CONTINGENCIES - As of December 31, 1997, the Bank leased certain properties. The approximate annual commitment for rentals under these noncancellable operating leases is summarized as follows:


      1998                   $ 44,340
      1999                     44,340
      2000                     20,897
                             --------
                             $109,577
                             --------

      Rental expense for all operating leases was $44,510, $28,303, and $20,940 for the periods ended December 31, 1997, 1996, and 1995, respectively.

      LEGAL CONTINGENCIES - The bank may become a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, there are no current matters expected to have a material adverse effect on the consolidated financial condition of the Bank.

NOTE 14 - NOTES PAYABLE

      The Bank is a member of the Federal Home Loan Bank (FHLB) of Seattle. As a member, the Bank has entered into an "Advances, Security and Deposit Agreement" which provides a credit arrangement with FHLB. Borrowings under the credit arrangement are collateralized by the Bank's FHLB stock as well as deposits or other instruments which may be pledged. As of December 31, 1997 and 1996, the Bank had borrowings outstanding with the FHLB of $4,600,000 and $600,000, respectively. The promissory notes mature in 1998 and 2001 and carry interest rates from 5.35% to 6.00%.

      The Bank also participates in the U.S. Treasury Department's Treasury Investment Program which facilitates the acceptance and processing of federal tax deposits. Under this program, the Bank is authorized to accumulate daily tax payments, up to authorized limits, and deploy the funds in short term investments. In exchange, the Bank is required to issue a fully collateralized, demand note to the Treasury and pay interest at the federal funds rate minus 25 basis points. As of December 31, 1997, the Bank had $663,824 outstanding under this program; no balances were outstanding in 1996.

NOTE 15 - STOCK OPTION PLANS

      During 1993, Columbia adopted a Stock Incentive Plan (the Plan) for the benefit of its employees and Board members. Under the Plan as amended in 1996, options were reserved for the purchase of 200,000 shares of the Bancorp's common stock. As of December, 1997, the amount of shares reserved under the Plan was 27,800. The Plan allows for the granting of both incentive stock options and nonstatutory stock options. The option price for incentive stock options is determined by the Board of Directors and cannot be less than 100% of the fair market value of the shares on the date of grant. The incentive stock options expire ten years from the date of grant. The option price and duration of options for nonstatutory stock options is determined by the Board of Directors.
      The following summarizes options available and outstanding under this Plan as of December 31, 1997:


                                                                   WEIGHTED
                                                      NUMBER        AVERAGE
                                                        OF         EXERCISE
                                                      OPTIONS        PRICE
                                                      -------      --------

Options under grant - December 31, 1994                 24,100     $   6.33
Options granted in 1995:
      Incentive stock options                           45,000     $  10.00
      Nonstatutory stock options                        27,000     $  10.00
Options exercised in 1995:
      Incentive stock options                           (5,800)    $  (8.29)
      Nonstatutory stock options                        (1,000)    $  (7.80)
Options expired or forfeited in 1995                      (600)    $  (6.33)
Options under grant and exercisable -
      December 31, 1995                                 88,700     $   9.00
Options exercised in 1996:
      Incentive stock options                           (6,656)    $  (8.83)
      Nonstatutory stock options                        (3,500)    $(10,000)
Options expired or forfeited in 1996                    (1,200)    $  (9.00)

Options under grant and exercisable -
      December 31, 1996                                 77,344     $   9.10
Options granted in 1997:
      Incentive stock options                           43,000     $  16.75
      Nonstatutory stock options                        26,000     $  16.75
Options exercised in 1997:
      Incentive stock options                          (17,415)    $  (8,44)
      Nonstatutory stock options                        (4,000)     $(16.75)
Options expired or forfeited in 1997                         -            -
                                                       -------
Options under grant and exercisable -
      December 31, 1997                                124,929      $ 13.17
                                                      ========
Options reserved - December 31, 1997                    27,800
                                                      ========

      Had compensation cost for the Bank's 1997 grants for stock-based compensation plans been determined consistent with SFAS

No. 123, the Bank's net income, and net income per common share for December 31, 1997, would approximate the pro forma amounts shown below. The disclosure requirements of SFAS No. 123 were not material to the 1996 consolidated financial statements.

     The fair value of each option granted during 1997 is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: (1) dividend yield of 2.09%, (2) expected volatility of 32.57%, (3) risk-free rate of 6.36%; and (4) expected life of 3.75 years.

     The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts. SFAS No. 123 does not apply to awards prior to 1995, and additional awards in future years are anticipated.


                                                          1997
                                                          ----
                                                  AS                  PRO
                                               REPORTED              FORMA
                                              ----------            -------
     Net income                               $3,886,409          $3,668,546
     Basic earnings per common share               $1.71               $1.62
     Diluted earnings per common share             $1.67               $1.57

NOTE 16 - EMPLOYEE BENEFIT PLANS

     In January 1988, Columbia adopted an Employee Stock Ownership Plan. The Plan allows participation by all employees over the age of 20 who have also met minimum service requirements. Contributions to the Plan are at the discretion of the Board of Directors and are used to purchase shares of the Bancorp's common stock. Employees are not permitted to contribute individually to the Plan but vest in their proportionate share of the Plan interest after six years of participation. For the periods ending December 31, 1997, 1996, and 1995, Columbia contributed $222,966, $163,279 and $150,000, respectively, to the Plan.

     Bancorp accounts for its ESOP in accordance with Statement of Position 93-6, "Employer's Accounting for Employee Stock Ownership Plans." The ESOPs assets as of December 31, 1997 and 1996, were as follows:

                                                   1997           1996
                                                 -------        -------
     Allocated shares                             85,400         73,741
                                                 -------        -------
     Cash on hand                                $12,685        $63,680
                                                 =======        =======

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

     Columbia has also adopted a 401(k) Savings Investment Plan which allows employees to defer certain amounts of compensation for income tax purposes under
Section 401(k) of the Internal Revenue Code. Essentially, all full-time employees over the age of 20 and meeting length of service requirements are eligible to participate in the Plan. Employees may elect to defer and contribute, within statutory limits, up to 10% of their annual compensation into the Plan. Their contributions and those of Columbia, which are limited to 25% of employee contributions up to 4% of total participant compensation, are invested by Plan trustees in employee designated funds. For the periods ending December 31, 1997, 1996, and 1995, Columbia contributed $31,278, $21,932, and $16,914, respectively, to the Plan.

     Columbia has also established an employee bonus program which provides eligible participants additional compensation based upon the achievement of annual return on asset targets established by the Board of Directors. For the periods ending December 31, 1997, 1996, and 1995, additional compensation of $428,890, $158,979, and $293,435, respectively, was paid to eligible employees.

     During 1997, Columbia entered into both employment and retirement agreements with its chief executive officer. The employment agreement provides for the executive's salary and customary benefits until termination of the agreement in May 1999. The retirement agreement provides annual post-retirement compensation for a seven-year period after the chief executive's retirement. A portion of Columbia's obligation under the agreement has been funded with a $120,000 interest-earning investment and will be paid in annual installments of $26,000 plus interest earned on invested funds. For the year ended December 31, 1997, Columbia recorded a liability of $161,352 as its obligation for current services pursuant to the retirement plan. In the event employment of the chief executive officer is terminated prior to expiration of the agreements, all salary and benefits accrued as of the termination date and all retirement payments provided in the retirement agreement will be paid to the executive.

     Klickitat maintained a profit sharing plan covering substantially all employees. The Plan provided for a discretionary employer contribution each year. Klickitat's maximum profit sharing contribution was 15% of taxable compensation for the year, limited to $150,000. There were no employer or employee contributions to this Plan in 1997 when it was terminated and all covered employees became eligible under Columbia's Plan. The employer contribution was $111,382 and $107,647 for the years ended December 31, 1996 and 1995, respectively.

     During 1996, Klickitat entered into both employment and retirement agreements with its chief executive officer. Klickitat's

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

chief executive retired on December 31, 1996, and pursuant to the agreement, will be paid in annual installments of $60,000. For the year ended December 31, 1996, Klickitat recorded a liability of $180,000 as its obligation for current services pursuant to the retirement plan.

NOTE 17 - EARNINGS PER SHARE

     In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share" which is effective for financial statements issued for periods ending after December 15, 1997. SFAS No. 128 replaced standards for computing and presenting earnings per share and requires a dual presentation of basic and diluted earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share reflect the potential dilution that could occur if common shares were issued pursuant to the exercise of options under Columbia's stock option plans. Comparative earnings per share data for the years ended December 31, 1997, 1996, and 1995, have been restated to conform with the current year presentation. The following table illustrates the computations of basic and diluted earnings per share for the years ended December 31, 1997, 1996, and 1995 (dollars in thousands except per share amounts):

                                                 INCOME          SHARES    PER SHARE
                                             (NUMERATOR)   (DENOMINATOR)      AMOUNT
                                             -----------   -------------   ---------
1997
Basic earnings per share
  Income available to common
    shareholders                             $3,886,409       $2,266,990       $1.71
                                                                               =====
  Effect of dilutive securities
    Outstanding common stock options                 --       $   66,811
                                             ----------       ----------
  Income available to common shareholders
    plus assumed conversion                  $3,886,409       $2,333,801       $1.67
                                             ==========       ==========       =====

1996
Basic earnings per share
  Income available to common
    shareholders                             $2,726,872       $2,244,131       $1.22
                                                                               =====
  Effect of dilutive securities
    Outstanding common stock options                 --       $   38,163
                                             ----------       ----------
  Income available to common shareholders
    plus assumed conversion                  $2,726,872       $2,282,294       $1.19
                                             ==========       ==========       =====

1995
Basic earnings per share
  Income available to common
    shareholders                             $2,489,163       $2,231,136       $1.12
                                                                               =====
  Effect of dilutive securities
    Outstanding common stock options                 --       $   49,613
                                             ----------       ----------
  Income available to common shareholders
    plus assumed conversion                  $2,489,163       $2,280,749       $1.09
                                             ==========       ==========       =====


NOTE 18 - PARENT COMPANY FINANCIAL INFORMATION

     Condensed financial information for Columbia Bancorp (unconsolidated parent company only) is as follows:

                                                                                  1997               1996
                                                                            -----------       -----------
ASSETS
  Cash                                                                     $   186,018        $   240,142
  Investment securities                                                        300,000            300,000
  Investment in subsidiaries                                                22,561,360         18,998,691
  Other assets                                                                 168,953            174,537
                                                                           -----------        -----------
    Total assets                                                           $23,216,331        $19,713,370
                                                                           -----------        -----------
LIABILITIES
  Dividends payable                                                        $   228,845        $   180,388
                                                                           -----------        -----------
    Total liabilities                                                          228,845            180,388
                                                                           -----------        -----------
EMPLOYEE STOCK OWNERSHIP PLAN
  SHARES SUBJECT TO PUT OPTION                                               1,430,450          1,058,183
                                                                           -----------        -----------
STOCKHOLDERS' EQUITY
  Common stock                                                               5,528,218          5,139,218
  Additional paid-in capital                                                 6,317,732          6,317,732
  Retained earnings                                                         11,131,444          8,087,264
  Unrealized gain (loss) on available-for-sale
  investment securities                                                         10,092            (11,232)
  Less employee stock ownership plan
    shares subject to put option                                            (1,430,450)        (1,058,183)
                                                                           -----------        -----------
                                                                            21,557,036         18,474,799
                                                                           -----------        -----------
      Total liabilities and stockholders' equity                           $23,216,331        $19,713,370
                                                                           ===========        ===========
REVENUES
  Equity in undistributed earnings of subsidiary banks                     $ 3,541,345        $ 1,526,965
  Dividends                                                                    468,956          1,388,366

EXPENSES
  Goodwill and administrative expenses                                        (123,892)          (188,450)
                                                                           -----------        -----------
    Net income                                                             $ 3,886,409        $ 2,726,871
                                                                           -----------        -----------
CASH FLOWS RELATED TO OPERATING ACTIVITIES
  Net income                                                               $ 3,886,409        $ 2,726,871
                                                                           -----------        -----------
  Adjustments to reconcile net income to net cash
    from operating activities:
      Equity in undistributed earnings of subsidiary bank                   (3,541,345)        (1,526,965)
      Changes in other assets and liabilities                                    5,584            (39,439)
                                                                           -----------        -----------
        Net cash from operating activities                                     350,648          1,160,467
                                                                           -----------        -----------
CASH FLOWS RELATED TO FINANCING ACTIVITIES
  Cash dividends paid                                                         (793,772)          (702,215)
  Proceeds from stock options exercised and purchases
    of common stock                                                            389,000            192,717
                                                                           -----------        -----------
        Net cash from financing activities                                    (404,772)          (509,498)
                                                                           -----------        -----------
CASH FLOWS RELATED TO INVESTING ACTIVITIES
  Purchase of land                                                                  --           (111,717)
  Purchase of held-to-maturity investments                                          --           (300,000)
                                                                           -----------        -----------
        Net cash from investing activities                                          --           (411,717)
                                                                           -----------        -----------
NET (DECREASE) INCREASE IN CASH AND
CASH EQUIVALENTS                                                               (54,124)           239,252

CASH AND CASH EQUIVALENTS, beginning of year                                   240,142                890
                                                                           -----------        -----------
CASH AND CASH EQUIVALENTS, end of year                                     $   186,018        $   240,142
                                                                           -----------        -----------

SCHEDULE OF NONCASH ACTIVITIES
  Cash dividend declared payable after year-end                            $   228,410        $   180,388
                                                                           -----------        -----------

NOTE 19 - REGULATORY MATTERS

     Banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the banks' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the banks must meet specific capital guidelines that involve quantitative measures of the banks' assets, liabilities, and certain off-balance-sheet items as cal-culated under regulatory accounting practices. The banks' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

      Quantitative measures established by regulation to ensure capital adequacy require the Banks to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of December 31, 1997, that the banks meet all capital adequacy requirements to which they are subject.

      As of the most recent notifications from the regulators, Columbia and Bancorp were categorized as adequately capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized, the banks must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institutions' category.

      Bancorp's actual capital amounts and ratios are also presented in the following table.

                                                                                                         TO BE WELL
                                                                                                      CAPITALIZED UNDER
                                                                              FOR CAPITAL             PROMPT CORRECTIVE
                                                      ACTUAL               ADEQUACY PURPOSES          ACTION PROVISIONS
                                                AMOUNT          RATIO     AMOUNT         RATIO     AMOUNT           RATIO
                                                ---------------------     --------------------     ----------------------
As of December 31, 1997:
      Total Capital to risk-weighted assets     $22,987,486     13.7%     $13,420,168    >8.0%     $16,775,210     >10.0%
      Tier I Capital to risk-weighted assets    $22,977,384     13.7%     $ 6,710,084    >4.0%     $10,065,126     > 6.0%
      Tier I Capital to average assets          $22,977,384     10.6%     $ 8,640,957    >4.0%     $10,801,196     > 5.0%

A of December 31, 1996:
      Total Capital to risk-weighted assets     $19,532,982     14.2%     $11,014,536    >8.0%     $13,768,171     >10.0%
      Tier I Capital to risk-weighted assets    $19,544,214     14.2%     $ 5,507,268    >4.0%     $ 8,260,902     > 6.0%
      Tier I Capital to average assets          $19,544,214      9.9%     $ 7,927,089    >4.0%     $ 9,908,862     > 5.0%

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Columbia Bancorp

      We have audited the accompanying consolidated balance sheets of Columbia Bancorp and subsidiary as of December 31, 1997 and 1996, and the related statements of income, changes in stockholders' equity, and cash flows for the years ended December 31, 1997, 1996, and 1995. These financial statements are the responsibility of Columbia Bancorp's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Columbia Bancorp and Subsidiary as of December 31, 1997 and 1996, and the results of its operations and cash flows for the years ended December 31, 1997, 1996, and 1995, in conformity with generally accepted accounting principles.

Portland, Oregon
January 23, 1998