Form 10-K, Exhibit 13
period 1998-12-31
COLUMBIA BANCORP \OR\
filed 1999-03-30
CIK 1010002

                      1998 COLUMBIA BANCORP ANNUAL REPORT

1998
COLUMBIA BANCORP
ANNUAL REPORT

                                C O N T E N T S

Columbia Bancorp Today                                                         2
A Message to Shareholders                                                      3
Community Conscious Banking                                                    4
Financial Highlights                                                           6
  Management's Discussion
       and Analysis                                                            7
Consolidated Financial Statements
  Consolidated Balance Sheets                                                 12
  Income Statement                                                            13
  Shareholders' Equity Statement                                              14
  Cash Flow Statements                                                        15
  Notes to Consolidated Financial
       Statements                                                             16
  Auditor's Report                                                            25
The Faces of Columbia Bancorp                                                 26
Banking Services                                                              31
Branch Locations                                                              32

                                      [2]



COLUMBIA BANCORP
TODAY

    The success of any financial institution is integrally linked to the financial condition of the communities in which it operates. There is a synergistic relationship between thriving communities and the banks that serve them, which is why we consider it an important part of our mission to act as "prosperity-building partners" with our customers, shareholders and employees. As a community banking organization, we tailor each branch to the specific needs of its community, and put that community's dollars back to work to support the local people and economy.

    Columbia Bancorp currently has eleven banking offices serving the financial needs of the people and businesses of The Dalles, Hood River, White Salmon, Goldendale, Hermiston, Pendleton, Madras, Redmond, Bend and McMinnville. Our staff is committed to achieving consistent financial performance and providing responsive service as we work to ensure the continued prosperity of our region.


[PHOTOGRAPH]

                                      [3]

A MESSAGE TO
SHAREHOLDERS

      To Our Shareholders, Customers and Friends,

     This was a landmark year for Columbia Bancorp. We continued to grow our asset base and profitability, as well as offer our customers more services and benefits. We completed a one million share public stock offering that culminated in a listing on the Nasdaq National Market, and we reached record levels in financial performance, which our 18% return on average equity bears out.

     One of the more visible changes for our customers was the renaming of our Juniper Banking Company and Klickitat Valley Bank branches to Columbia River Bank. The transition was smooth, alleviating customer confusion and providing additional cost efficiencies.

     Using proceeds from the public stock offering, we made our third major acquisition, Valley Community Bank located in McMinnville, Oregon. Historically, we've been very successful in integrating new banks into the family. With each new branch, we've been able to offer a broader range of services, realize economies and diversify our loan portfolio. The acquisition of Valley Community Bank follows in this tradition. We are confident that its outstanding management team, its strong financial performance and the healthy McMinnville economy will make this an exceptionally sound investment.

     Geographic expansion continued with new Columbia River Bank branches in the fast growing communities of Pendleton (the largest town in Eastern Oregon) and Hermiston. This region is currently enjoying a vibrant economy as a result of three large construction projects: the Wal-Mart Western Regional Distribution Center, the U.S. Army's chemical decommissioning plant and a new Union Pacific Railroad facility. All three projects are drawing new residents and will employ large numbers of people for years to come.

     While new branches increase operating expenses and can create a drag on earnings in the early stages, deposits at the new branches are coming in stronger than anticipated, and we expect the Pendleton and Hermiston branches to break even as early as 1999. In addition, a second branch in Bend, Oregon is on schedule to open by mid-1999.

     Our stellar financial performance continues with 1998 marking eleven consecutive years of income growth. We reached record net income of $4.7 million, or $.65 per diluted share. This is a 21% increase over 1997, despite the costs related to the acquisition, the opening of new branches, the public offering and the Nasdaq listing. Assets increased 48%, loans grew by 33% and deposits jumped 47% from a year ago. We're especially pleased with the performance of our mortgage group, which helped boost non-interest income 89%. The Board of Directors declared a $.06 per share quarterly dividend in December.

      Finally, I'd like to thank Steve Martin, who resigned as Chairman in December for health reasons, for his invaluable contributions to the success of Columbia Bancorp. He was a founding director of Columbia River Bank in 1977, served as Chairman of the Bank Board since 1995 and also served as Chairman of the holding company since its formation in 1996. We wish Steve all the best. Don Mitchell, formerly Vice-Chairman and a founding director of Columbia Bancorp, was elected as Chairman to replace Steve, and Bill Booth was elected Vice-Chairman. I also wish to thank retiring director Ted Freeman for his service to Columbia Bancorp. Ted was formerly the chairman of Juniper Banking Company and an integral part of the formation of Columbia Bancorp.

      I'm looking forward to building on our strong 1998 performance in 1999 as we bring our commitment to high quality personal service to new customers throughout the region. We will continue to strive for the solid financial performance that creates value for our shareholders.

                                                  TERRY L. COCHRAN
                                                  President and CEO

[PHOTOGRAPH]

"OUR STELLAR FINANCIAL PERFORMANCE CONTINUES WITH 1998 MARKING ELEVEN CONSECUTIVE YEARS OF INCOME GROWTH."

TERRY L. COCHRAN
President and CEO

                                      [4]

[PHOTOGRAPH]

COMMUNITY CONSCIOUS
BANKING

    Part of our commitment to the financial well-being of the communities we serve is determining how best to respond to their specific needs. We develop programs that are unique to each community's financial infrastructure and goals. In some cases we donate time and services. In others, we fund community projects through corporate sponsorship. In every instance, we get involved in doing whatever is needed to improve the quality of life for our friends and neighbors.

    In the Columbia River Gorge, where agriculture is a significant economic part of the community, we developed a special lending program for farmers to finance state-of-the-art equipment purchases and to bridge operating costs between harvests. When windsurfing gave birth to a burgeoning tourist industry, we offered loans specially tailored to small businesses with seasonal highs and lows.

    In rapidly growing Central Oregon, we're at the forefront in financing new construction. A lending program we developed has been so successful that we'll be opening a second branch in 1999 on Bend's westside. And, through volunteer employee efforts we're helping to make the new Deschutes County Fairgrounds a reality. The spacious new multi-use facility will serve as a hub of Central Oregon activity, attracting major national conventions and quality entertainment as well as continuing to host the annual county fair and scores of other community and commercial events.


[PHOTOGRAPH]

                                      [5]

[PHOTOGRAPH]


    In Pendleton, we help support one of the area's largest tourist attractions, the Pendleton Roundup. We have employees that volunteer many hours to make sure the West's oldest rodeo delivers the economic impact the community depends on. With as many as 70,000 visitors each year, the Pendleton Roundup can account for more than 50 percent of a local merchant's annual income.

    In McMinnville, where we've recently acquired Valley Community Bank, our loans and other services are working to support one of the largest commercial nursery operations in the world. And in Madras, we're especially proud of our continued involvement with the Collage of Cultures, a festival celebrating cultural diversity in Central Oregon. It not only represents important employment opportunities for the community, it supports cultural pride and preservation statewide.

    From mortgage lending to agricultural partnerships, small business loans to Primevest investment services, Columbia Bancorp offers a lifetime of personalized banking services. We strive to be responsive to our customers' changing needs, from the time they open their first checking accounts, through college, careers, buying homes, building security, and on into retirement.

"COLUMBIA RIVER BANK IS A WELCOME ADDITION TO UMATILLA COUNTY. THEY PROVIDE PROFESSIONAL BANKING SERVICES FOR CORPORATE ACCOUNTS AS WELL AS QUALITY PERSONAL BANKING SERVICES FOR INDIVIDUALS. IN TODAY'S BIG BANKING CLIMATE OF 1-800 NUMBERS, IT IS REFRESHING FOR US TO BE ABLE TO WORK WITH COLUMBIA RIVER BANK'S STAFF FACE-TO-FACE FOR ALL OUR BANKING NEEDS. AT COLUMBIA RIVER BANK OUR COMPANY HAS FOUND COMPETITIVE RATES, COMPREHENSIVE SERVICES, AND TIMELY DECISIONS EXCEEDING EVEN OUR HIGHEST LEVEL OF EXPECTATIONS."

                                   DOUGLAS FLATT
                                   VP Administration
                                   Mid-Columbia Bus Company

                                      [6]


FINANCIAL
HIGHLIGHTS

    Columbia Bancorp had net income for 1998 of $4.7 million, or $.65 per diluted share. This represents a 21% increase over the $3.9 million or $.55 per diluted share earned in 1997. Total assets increased 48% to $342.4 million compared to $231.8 million the previous year. This was due in part to the acquisition of Valley Community Bank, as well as significant internal growth. After provision for loan losses, net interest income was up 16% to $13.1 million compared to $11.3 million in 1997. Non-interest income was up 89% in 1998 to $4.7 million compared to $2.5 million the previous year. This increase resulted from service charges, fees generated from mortgage lending, and gains on mortgage servicing rights. Operating expenses totaled $10.6 million for 1998, up from $8.1 million in 1997. This was primarily due to the costs related to the acquisition of Valley Community Bank and the opening of new branches in Pendleton and Hermiston. Net loans increased 33% to $206.6 million from $155.2 million in 1997.

                                                 1998             1997             1996
                                               --------         --------         --------
(in thousands,except for per share amounts)
At December 31:
ASSETS                                         $342,413         $231,827         $200,302
DEPOSITS                                       $295,680         $201,568         $178,744
NET LOANS                                      $206,552         $155,218         $118,228
SHAREHOLDERS' EQUITY                           $ 34,756         $ 22,987         $ 19,600

For the year:
NET EARNINGS                                   $   4.72         $   3.89         $   2.73
BASIC EARNINGS PER SHARE                       $    .67         $    .57         $    .41
DILUTED EARNINGS PER SHARE                     $    .65         $    .55         $    .40


                                     ASSETS

                               [PERFORMANCE GRAPH]

                                   [millions]

        1994           1995           1996           1997       1998
      --------       --------       --------       --------   --------
      $162,202       $178,486       $200,302       $231,827   $342,413

                                    DEPOSITS

                               [PERFORMANCE GRAPH]

                                   [millions]

  1994           1995           1996           1997       1998
--------       --------       --------       --------   --------
$142,803       $158,874       $178,744       $201,568   $295,680

                                    NET LOANS

                               [PERFORMANCE GRAPH]

                                   [millions]

  1994          1995           1996           1997       1998
-------       --------       --------       --------   --------
$90,070       $104,178       $118,228       $155,218   $206,552

                                   NET EARNINGS

                               [PERFORMANCE GRAPH]

                                   [millions]

     1994           1995           1996          1997       1998
    ------         ------         ------        ------     ------
    $2,337         $2,489         $2,727        $3,886     $4,718

                                      [7]

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

      INTRODUCTION

      From its origins as a one-branch bank in The Dalles, Columbia Bancorp ("Columbia") has grown as a result of merger and acquisition activity, new branch openings, the introduction of new business lines, and the expansion and cross-marketing of its existing products and community bank lending expertise. In 1995, Columbia River Bank ("CRB") merged with Juniper Banking Company, and in 1996 Columbia was formed as CRB's holding company. In 1996, Columbia acquired Washington-based Klickitat Valley Bank. Further growth came from CRB's Hood River and Bend branch openings, and from the expansion in 1997 of CRB's residential mortgage business. In November 1998, Columbia acquired Valley Community Bank ("VCB"), and in September CRB opened a new branch in Hermiston, Oregon. CRB opened a new branch in Pendleton, Oregon in January 1999, and plans to complete construction of a second Bend branch, including facilities for a business lending group, by mid-1999. According to information published by the State of Oregon, if the acquisition of VCB had been completed as of September 30, 1998, Columbia would rank as the 3rd largest community banking organization in Oregon as measured by total pro forma assets of $313 million. Collectively, these growth and acquisition activities have enabled Columbia to diversify its portfolio and its operating risk over several market areas and local economies.

      Columbia's goal is to grow its earning assets while maintaining a high return on equity and keeping asset quality high. The key to this, in Columbia's view, is to emphasize personal, quality banking products and services for its customers, to hire and retain competent branch management and administrative personnel, and to respond quickly to customer demand and growth opportunities. Columbia also intends to increase its market penetration in its existing markets, and to expand into new markets through further suitable acquisitions and through new branch openings. Columbia's goal continues to be increasing earning assets without compromising its commitment to high asset quality.

      For the year ended December 31, 1998, net income was $4.72 million, representing an increase of 21.39% over net income of $3.89 million earned during the year ended December 31, 1997. Net income for 1997 was up 42.49% over net income of $2.73 million earned during the year ended December 31, 1996. Net income for 1996 was up 9.64% from $2.49 million for the year ended December 31, 1995. Diluted earnings per share were $0.65, $0.55, and $0.40 for the years ended December 31, 1998, 1997, and 1996, respectively. Return on average assets was 1.83% for the year ended December 31, 1998, compared with 1.77% for the year ended December 31, 1997, and 1.45% in 1996. Return on average equity was 18.10% for the year ended December 31, 1998, compared with 18.37% for the year ended December 31, 1997, and 14.91% for the year ended December 31, 1996. The increase in earnings for the year ended December 31, 1998, versus the comparable period in 1997 can be attributed to growth in earning assets, deposits, fee income growth, increased customer activity at the Bend branch, and greater operating efficiency.

      Return on average daily assets and equity and certain other ratios for the periods indicated are presented below:


                                                             YEARS ENDED DECEMBER 31,
                                  -------------------------------------------------------------------------------
                                      1998             1997             1996            1995             1994
                                  -----------      -----------      -----------      -----------      -----------
(dollars in thousands except
per share data)
Net income                        $     4,718      $     3,887      $     2,727      $     2,489      $     2,336
Average assets                    $   257,664      $   219,905      $   188,061      $   170,352      $   161,671
RETURN ON AVERAGE ASSETS          $      1.83%            1.77%     $      1.45%     $      1.46%     $      1.45%
Net income                        $     4,718      $     3,887      $     2,727      $     2,489      $     2,336
Average equity                    $    26,069      $    21,157      $    18,292      $    16,114      $    14,122
RETURN ON AVERAGE EQUITY                18.10%           18.37%           14.91%           15.45%           16.54%

Cash dividends declared
   and paid per share             $      0.22      $      0.12      $      0.13      $      0.08      $      0.07
Basic earnings
   per common share               $      0.67      $      0.57      $      0.41      $      0.37      $      0.35
DIVIDEND PAYOUT RATIO                   33.64%           21.67%           32.37%           22.30%           20.21%

Average equity                    $    26,069      $    21,157      $    18,292      $    16,144      $    14,122
Average assets                    $   257,664      $   219,905      $   188,061      $   170,352      $   161,671
AVERAGE EQUITY TO ASSET RATIO           10.12%            9.62%            9.73%            9.48%            8.74%


      RESULTS OF OPERATIONS

      NET INTEREST INCOME. Net interest income, before provision for loan loss, for the year ended December 31, 1998 was $14.12 million, an increase of 18.94% compared to net interest income of $11.87 million in 1997, which was $2.23 million or 23.13% higher than the $9.64 million in 1996. The overall tax-equivalent earning asset yield was 9.25% in 1998 compared to 9.30% in 1997 and 9.02% in 1996. For the same years, rates on interest-bearing liabilities were 3.97%, 4.01%, and 4.09%, respectively. These results were primarily due to an increase in the volume of earning assets and the growth of noninterest-bearing deposits. For the three-year period 1996 through 1998, the average yield on earning assets increased 0.23% while rates paid on interest-bearing liabilities decreased by 0.12%. Average loans increased 57.00% while average noninterest-bearing deposits increased 72.91%.

      Total interest-earning assets averaged $235.28 million for the year ended December 31, 1998, compared to $199.27 million for the corresponding period in 1997. Most of the increase was due to an increase in loans. Increases in the loan portfolio are attributed to the acquisition of Valley Community Bank, growth from the Columbia River Bank Mortgage Group in Bend, Oregon which opened during the third quarter of 1997, opportunities afforded by the banking industry's consolidation and closure of branches in Columbia's market areas, and the hiring of additional senior lending personnel in strategic branch locations and administrative capacities.

      Interest-bearing liabilities averaged $181.40 million for the year ended December 31, 1998 compared to $156.41 million during the same period in 1997. Although further competitive pressure is expected in expanding deposit relationships, management, as a matter of policy, does not seek to attract high-priced, brokered deposits. In the near-term, management does not anticipate Columbia's net interest margins will be significantly impacted by competitive pressure for deposit accounts.

      Loans, which generally carry a higher yield than investment securities and other earning assets, comprised 74.63% of average earning assets during 1998, compared to 70.71% in 1997 and 63.95% in 1996. During the same periods, average yields on

                                      [8]


SELECTED FINANCIAL DATA

(in thousands)                         1998              1997              1996              1995
                                     --------          --------          --------          --------
INTEREST INCOME                      $ 21,328          $ 18,144          $ 15,385          $ 13,815
INTEREST EXPENSE                     $  7,205          $  6,269          $  5,745          $  5,216
NET INTEREST INCOME                  $ 13,123          $ 11,293          $  9,393          $  8,511
LOAN LOSS PROVISION                  $  1,000          $    581          $    246          $     88
NET INCOME                           $  4,718          $  3,886          $  2,727          $  2,489
TOTAL ASSETS                         $342,413          $231,827          $200,302          $178,486
TOTAL DEPOSITS                       $295,680          $201,568          $178,744          $158,874
SHAREHOLDERS' EQUITY                 $ 34,756          $ 21,557          $ 19,533          $ 17,484
TOTAL LOANS TO DEPOSITS                 69.86%            77.00%            66.14%            65.57%
RETURN ON AVERAGE ASSETS                 1.83%             1.77%             1.45%             1.46%
RETURN ON AVERAGE EQUITY                18.10%            18.37%            14.91%            15.45%
AVERAGE ASSETS TO AVERAGE EQUITY        10.12%             9.62%             9.73%             9.48%

loans were 10.22% in 1998, 10.48% in 1997, and 10.60% in 1996. Investment
securities comprised 20.62% of average earning assets in 1998, which was down from 26.06% in 1997 and 28.44% in 1996. The decrease in the portfolio of investment securities has provided funds for Columbia's strong loan growth. Tax equivalent interest yields on investment securities have ranged from 6.54% in 1998 to 6.57% in 1997 and 6.52% in 1996.

    Interest cost, as a percentage of earning assets, decreased to 3.06% in 1998, compared to 3.15% in 1997 and 3.29% in 1996. Local competitive pricing conditions and funding needs for Columbia's investments in loans have been the primary determinants of rates paid for deposits during these three years.

    PROVISION FOR LOAN LOSSES. The provision for loan losses represents charges made to earnings to maintain an adequate allowance for loan losses. The allowance is maintained at an amount believed to be sufficient to absorb losses in the loan portfolio. Factors considered in establishing an appropriate allowance include a careful assessment of the financial condition of the borrower, a realistic determination of the value and adequacy of underlying collateral, the condition of the local economy and the condition of the specific industry of the borrower, a comprehensive analysis of the levels and trends of loan categories, and a review of delinquent and classified loans. Columbia applies a systematic process for determining the adequacy of the allowance for loan losses, including an internal loan review function and a quarterly analysis of the adequacy of the allowance. The quarterly analysis includes the determination of specific potential loss factors on individual classified loans, historical potential loss factors derived from actual net charge-off experience and trends in nonperforming loans, and potential loss factors for other loan portfolio risks such as loan concentrations, the condition of the local economy, and the nature and volume of loans.

    The recorded values of loans actually removed from the consolidated balance sheets are referred to as charge-offs and, after netting out recoveries on previously charged-off assets, become net charge-offs. Columbia's policy is to charge off loans when, in management's opinion, the loan or a portion thereof is deemed uncollectible, although concerted efforts are made to maximize recovery after the charge-off. When a charge to the loan loss provision is recorded, the amount is based on past charge-off experience, a careful analysis of the current portfolio, and an evaluation of future economic trends in Columbia's market areas. Management will continue to closely monitor the loan quality of new and existing relationships through stringent review and evaluation procedures and by making loan officers accountable for collection efforts.

    For the years ended December 31, 1996 through 1998, Columbia charged $246,000, $581,000, and $1,000,000, respectively, to its provision for loan losses. The 72.12% increase in 1998 over the provision for loan losses recorded in 1997 was necessary to accommodate the growth in Columbia's loan portfolio, to establish a reserve for potential losses consistent with revisions in Columbia's loan policy, and to replenish the allowance for loan losses for charge-offs incurred during 1998. During this period, average outstanding loans grew 57.00% and the allowance for loan losses kept pace by increasing 139.32% through charges to the provision for loan losses. Columbia's increase in the provision for loan losses has primarily been a function of strong loan demand and the resulting growth in the loan portfolio.

    For the year ended December 31, 1998, loan charge-offs exceeded recoveries by $669,000 as compared to 1997, when loan recoveries exceeded charge-offs by $63,000. Nearly one-third of the loss experienced in 1998 was due to a loss from one loan. All remaining net charge-offs incurred by Columbia were smaller in amount and generally distributed evenly among all branch locations.

    NONINTEREST INCOME. Total noninterest income increased through year-end 1998 from 1996. Over this three-year period, noninterest income has increased from $1.80 million in 1996, to $2.48 million in 1997, and to $4.68 million in 1998. Noninterest income is primarily derived from service charges and related fees, as well as mortgage origination and processing fees. Such income increased $2.20 million, or 88.57% for the year ended December 31, 1998, compared to the year ended December 31, 1997. The principal reason for this increase was income generated by Columbia's mortgage lending division, which was formed in September of 1997, and which operates under the name "Columbia River Bank Mortgage Group." For the year ended 1998, this division generated $924,000 in income from

                                      [9]


originating, processing, servicing, and selling mortgage loans. The increase was also the result of increasing deposit volumes and related service fees. Service charges were $1.74 million for the year ended December 31, 1998, compared to $1.55 million for the year ended December 31, 1997. Management attributes this 12.91% increase to the increase in customers served at all of Columbia's branches. The remainder of the increase in noninterest income is primarily attributable to improved revenues received from credit card discounts and fees, investment fee income provided by Columbia's financial services department, and other noninterest fees and charges.

    NONINTEREST EXPENSE. Noninterest expenses consist principally of employees' salaries and benefits, occupancy costs, data processing expenses, and other noninterest expenses. A measure of Columbia's ability to contain noninterest expenses is the efficiency ratio. This statistic is derived by dividing total noninterest expenses by total net interest income and noninterest income. For the year ended December 31, 1998, the ratio decreased to 56.56% compared to 56.37% for the corresponding period of 1997. The decrease in the efficiency ratio primarily reflects increased expenses discussed further below.

    Noninterest expense was $10.63 million for the year ended December 31, 1998, an increase from $8.09 million for the year ended December 31, 1997, and $7.18 million for the year ended December 31, 1996. This was due to an increase in staffing costs, as well as increases in other key operating costs such as occupancy expense and supplies, primarily relating to the formation and staffing of the Columbia River Bank Mortgage Group and the opening of the Hermiston and Pendleton, Oregon branches of CRB. Columbia's investments in new and expanded technology for the Mortgage Group's operations, to support internal services, and to provide additional technology-based products for customers also resulted in expense increases. In 1998, Columbia's total noninterest expense was 56.56% of net revenues, while in 1997 and 1996 it was 56.37% and 62.78%, respectively, of net revenues.

    Salary and benefit expense was $6.01 million in 1998, $4.46 million in 1997, and $3.97 million in 1996. As of December 31, 1998, Columbia had 187 full-time equivalent employees, which compares to 133 as of December 31, 1997 and 132 as of December 31, 1996. The increase in this expense category was the result of a full year of staffing the Columbia River Bank Mortgage Group, the staffing of the new Hermiston and Pendleton branches and the normal expense increases associated with maintaining an expanded employee base.

    Net occupancy expense consists of depreciation on premises and equipment, maintenance and repair expenses, utilities, and related expenses. Columbia's net occupancy expense increased steadily over the three-year period. This expense category was $948,000 in 1998, an increase of $212,000, or 28.87%, over the $736,000 reported in 1997. From 1996 to 1998, net occupancy expense increased by $294,000, from $654,000 to $948,000, an increase of 44.95%. These increases reflect the operation of the Bend branch, the occupancy costs associated with the new Hermiston and Pendleton facilities and the formation in 1997 of the Columbia River Bank Mortgage Group. This also reflects the costs relating to continued investment in Columbia's computer systems, which have been upgraded throughout the organization.

    FDIC insurance premiums are a function of outstanding deposit liabilities. Because the Bank Insurance Fund has since been adequately capitalized, Columbia was required to make only nominal premium payments in 1996, 1997 and 1998. For the three year period ended December 31, 1998, Columbia paid the lowest premium available for its deposit insurance coverage.

    Other noninterest expense increases arose from investments in technology and data processing, and in new service delivery channels to enable Columbia to continue its focus on efficient, personal service. Data processing expenses increased 32.30% in 1998 over the previous year, which reflects both the growth of Columbia's customer and account base and ongoing upgrades to data processing operations.

    One factor that will impact expenses in the immediate and near-term future is the Year 2000 issue. Management has initiated an organization-wide program to prepare Columbia's computer systems and applications for the year 2000. This program involves computer system upgrades, systems testing, contingency planning and personnel training. For a discussion of the Year 2000 issue and its potential impact on Columbia's business and operations, see the information below under the heading "The Year 2000 Issue."

    INCOME TAXES. The provision for income taxes was $2.45 million in 1998, $1.80 million in 1997, and $1.29 million in 1996. The provision resulted in effective combined federal and state tax rates of 34.18% in 1998, 31.60% in 1997, and 32.03% in 1996. Effective tax rates differ from combined estimated statutory rates of 38% principally due to the effects of nontaxable interest income which is recognized for book but not for tax purposes. In addition, Columbia's state income tax rate was reduced from 6.6% to 3.81% in 1997 as a result of surplus revenues received by the State of Oregon.

    SHAREHOLDERS' EQUITY. Shareholders' equity increased $11.77 million during 1998. Shareholders' equity at December 31, 1998 was $34.76 million compared to $22.99 million at December 31, 1997. This increase reflects net income and comprehensive income of $4.76 million, $237,000 in exercised stock options, and sales of common stock of $8.36 million. These additions to equity were partially offset by cash dividends paid or declared of $1.59 million.

    Dividends declared and paid were $0.22 per share in 1998, $0.12 per share in 1997, and $0.13 per share in 1996. Dividends in 1996 exceeded those for 1997 as a result of a change in Columbia's dividend policy from annual to quarterly payments and a special $.07 per share dividend paid to shareholders following Columbia's acquisition of Klickitat Valley Bank in 1996.

    ASSET-LIABILITY MANAGEMENT & INTEREST RATE SENSITIVITY. Columbia's results of operations depend substantially on its net interest income. Interest income and interest expense are affected by general economic conditions and by competition in the market-place. Columbia's interest and pricing strategies are driven by its asset-liability management analysis and by local market conditions.

    Columbia seeks to manage its assets and liabilities to generate a stable level of earnings in response to changing interest rates and to manage its interest rate risk. Columbia further strives to serve its communities and customers through deployment of its resources on a corporate-wide basis so that qualified loan demands may be funded wherever necessary in its branch banking system. Asset/liability management involves managing the relationship between interest rate sensitive assets and interest rate sensitive liabilities. If assets and liabilities do not mature or reprice simultaneously, and in equal amounts, the potential for exposure to interest rate risk exists, and an interest rate "gap" is said to be present.

                                      [10]


    Rising and falling interest rate environments can have various effects on a bank's net interest income, depending on the interest rate gap, the relative changes in interest rates that occur when assets and liabilities are repriced, unscheduled repayments of loans, early withdrawals of deposits, and other factors.

    The following table sets forth the dollar amount of maturing interest-earning assets and interest-bearing liabilities at December 31, 1998, and the difference between them for the maturing or repricing periods indicated. The amounts in the table are derived from Columbia's internal data, which varies from amounts classified in its financial statements. Although this information may be useful as a general measure of interest rate risk, the data could be significantly affected by external factors such as prepayments of loans or early withdrawals of deposits. Each of these factors may greatly influence the timing and extent of actual repricing of interest-earning assets and interest-bearing liabilities.

                                                                  DECEMBER 31, 1998
                                       -----------------------------------------------------------------------
                                                            LESS THAN           ONE YEAR
(dollars in thousands)                   VARIABLE RATE       ONE YEAR           OR LONGER             TOTAL
                                       ------------         ---------           ---------           ---------
ASSETS
Investments                             $  37,177           $   7,957           $  45,890           $  91,024
Loans                                      79,533              35,032              91,987             206,552
                                        ---------           ---------           ---------           ---------
  Total assets                          $ 116,710           $  42,989           $ 137,877           $ 297,576

LIABILITIES
Core deposits                           $ 162,601           $  42,414           $  79,787           $ 284,802
Jumbo CD's                                     --               9,565               1,313              10,878
Borrowings                                  8,066                  --               1,668               9,734
  Total liabilities                     $ 170,667           $  51,979           $  82,768           $ 305,414
                                        ---------           ---------           ---------           ---------

                                        $ (53,957)          $  (8,990)          $  55,109           $  (7,838)
                                                                                                    =========

Net cumulative position                 $ (53,957)          $ (62,947)          $  (7,838)
                                        =========           =========           =========
Cumulative gap as a percent of assets      (15.76)%            (18.38)%             (2.29)%
                                        =========           =========           =========

    The net cumulative gap position is somewhat negative since more liabilities than assets will reprice during the next year. This exposure to increasing rates is currently exaggerated by "sticky" deposit rates (not expected to reprice rapidly in an increasing rate environment) and a higher than normal level of short-term cash (not included in rate-sensitive assets). However, Columbia's asset rates change more than deposit rates, and management feels Columbia's asset yields will change more than the cost of funds when rates change.

    Management believes that Columbia has a relatively low interest rate risk that is somewhat asset-sensitive. The net interest margin should increase slightly when rates increase and shrink somewhat when rates fall. This interest rate risk is driven by a concentration of rate sensitive variable rate and short-term commercial loans, one of Columbia's major business lines. Columbia does have significant amounts of fixed rate loans to offset most of the impact from the repricing of short-term loans. However, there can be no assurance that fluctuations in interest rates will not have a material adverse impact on Columbia.

    Columbia's sensitivity to gains or losses in future earnings due to hypothetical decreases or increases in interest rates is as follows:

   INCREASE IN       FINANCIAL IMPACT ON    DECREASE IN          FINANCIAL IMPACT ON
  INTEREST RATES     NET INTEREST MARGIN   INTEREST RATES        NET INTEREST MARGIN
       +1%           $      801,000            -1%               $       839,000
       +2%           $    1,602,000            -2%               $     1,762,000

    LIQUIDITY. Columbia has adopted policies to maintain a relatively liquid position to enable it to respond to changes in the financial environment and ensure sufficient funds are available to meet customers' needs for borrowing and deposit withdrawals. Generally, Columbia's major sources of liquidity are customer deposits, sales and maturities of investment securities, the use of federal funds markets, and net cash provided by operating activities. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and unscheduled loan prepayments, which are influenced by general interest rate levels, interest rates available on other investments, competition, economic conditions, and other factors, are not. Liquid asset balances include cash, amounts due from other banks, federal funds sold, and securities available-for-sale and securities held-to-maturity with maturities in the next three months. At December 31, 1998, these liquid assets totaled $95.88 million or 28.00% of total assets as compared to $50.94 million or 21.98% of total assets at December 31, 1997. Another source of liquidity is the ability to borrow from the Federal Home Loan Bank of Seattle and other correspondent banks. At December 31, 1998, credit limits through these institutions totaled approximately $58.12 million.

    The analysis of liquidity also includes a review of the changes that appear in the consolidated statements of cash flows for the year ended December 31, 1998. The statement of cash flows includes operating, investing and financing categories. Operating activities include net income of $4.72 million, which is adjusted for noncash items and increases or decreases in cash due to changes in certain assets and liabilities. Investing activities consist primarily of both proceeds from and purchases of securities, and the impact of the net growth in loans. Financing activities present the cash flows associated with deposit accounts, and reflect dividends paid to shareholders.

    At December 31, 1998, Columbia had outstanding commitments to make loans of $57.66 million. Nearly all of these commitments represented unused portions of credit lines available to consumers under credit card and other arrangements and to businesses. Many of these credit lines will not be fully drawn upon and, accordingly, the aggregate commitments do not necessarily represent actual future cash requirements. Management believes that Columbia's sources of liquidity are more than adequate to meet likely calls on outstanding commitments, although there can be no assurance in this regard.

    CAPITAL. The Federal Reserve Board and the Federal Deposit Insurance Corporation have established minimum requirements for capital adequacy for bank holding companies and member banks. The requirements address both risk-based capital and leveraged capital. The regulatory agencies may establish higher minimum requirements if, for example, a corporation has previously received special attention or has a high susceptibility to interest rate risk.

    The following reflects Columbia's various capital ratios at December 31, 1998 and December 31, 1997, as compared to regulatory minimums for capital adequacy purposes:

                           At December 31, 1998     At December 31, 1997    Regulatory Minimum
                           --------------------     -------------------     -----------------
Tier I capital                 10.90%                    13.70%                  4.00%
Total risk-based capital       11.90%                    13.70%                  8.00%
Leverage ratio                  8.90%                    10.60%                  4.00%

   THE YEAR 2000 ISSUE

    The widely-publicized Year 2000 issue raises considerable uncertainties and risks for financial institutions such as Columbia. The challenge arises because many computers utilized for processing date-sensitive information cannot recognize the Year 2000 as the beginning of a new century. Consequently, the calculations performed by such computers may be erroneous, causing these computer systems to produce incorrect data or, in some cases, to fail completely. This raises a special problem for financial institutions, since many financial

                                      [11]


transactions, such as interest accruals and payments, are date sensitive. The issue may also affect the operations of those with whom Columbia does business, including its correspondent banks, suppliers, utility companies, and customers. The possible interruption of Columbia's business operations, and the operations of those with whom it does business, has the potential to materially impact Columbia's financial condition, revenues and liquidity. The extent to which such risks and effects will actually materialize cannot be known with complete certainty. However, Columbia believes it will be prepared to avoid any significant adverse Year 2000 consequences arising from factors which Columbia has the ability to control, such as the readiness of Columbia's own computer systems. In addition, Columbia intends to have in place reasonable contingency plans for addressing problems arising from events it cannot directly control.

    As of the date of this Annual Report, Columbia does not expect the known and reasonably anticipated costs of preparing for the Year 2000 issue, including software and hardware upgrades, system testing and personnel training, to be material. Through December 31, 1998, Columbia spent approximately $100,000 on direct and indirect costs to address the issue. For the years 1999 and 2000, Columbia expects to spend between $450,000 and $750,000 on continuing technology upgrades, contingency planning, system testing and personnel training. However, no assurance can be given that Columbia's Year 2000-related costs will not be substantially higher as a result of factors that cannot be foreseen at the present time. Such unanticipated costs could have a material adverse effect on Columbia's business and operations.

    A detailed discussion of Columbia's plans for addressing the Year 2000 issue may be found in Columbia's Form 10-K Annual Report for 1998, which will be filed on or before March 31, 1999 with the United States Securities and Exchange Commission.

   DISCLOSURE REGARDING
   FORWARD-LOOKING STATEMENTS

    This Annual Report includes forward-looking statements as defined in applicable federal securities laws and regulations. Such forward-looking statements are based on certain assumptions made by Columbia's management, information currently available to management, and management's present beliefs about Columbia's business and operations. All statements, other than statements of historical fact, in this Annual Report concerning Columbia's financial position, its business strategy, and the plans and objectives of management regarding Columbia's future growth and operations, are forward-looking statements. Forward-looking statements can be identified by words such as "believe," "estimate," "anticipate," "expect," "intend," "will," "may," "should," or other similar phrases or words. Although Columbia believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Readers are therefore cautioned not to place undue reliance on such forward-looking statements. Such factors as changed conditions, incorrect assumptions or the materialization of a risk or uncertainty could cause actual results to differ materially from results described in this Annual Report as believed, anticipated, estimated, expected or intended. Columbia does not intend to publish revisions to any forward-looking statements in this Annual Report to reflect events or circumstances arising after the date of its publication, or to describe the occurrence of unanticipated events, other than in Columbia's quarterly and annual reports and other public filings required under applicable securities laws.

   MARKET PRICE OF COMMON STOCK

    Columbia has only one class of issued and outstanding stock, its common stock. The common stock is quoted on the Nasdaq National Market under the symbol "CBBO". Trading in Columbia's stock on Nasdaq commenced on November 6, 1998.

    Through December 31, 1997, the common stock was not listed or quoted on any exchange or quotation system, and Columbia endeavored to facilitate transactions between shareholders and potential investors by keeping an informal record of persons who had expressed an interest in buying or selling common stock, and by acting as an intermediary between buyers and sellers. Columbia also kept informal records as to transaction prices. Many transactions between buyers and sellers occurred without Columbia's knowledge and involvement, and came to its attention only after the fact when it was notified of a change in record ownership. Consequently, the transaction price information for 1997 is based solely on prices which were reported to Columbia for specific transactions by persons whose transactions came to its attention. The reported prices may not represent all transactions in the shares traded for 1997, and no assurance can be given as to the accuracy of the reported prices, as the prices were not independently verified.

    Beginning in January 1998, several brokerage firms began serving as market makers for the common stock, and stock price information for the common stock became available on the OTC Bulletin Board. The transaction prices through November 5, 1998 were obtained from the high and low prices listed on the OTC Bulletin Board, and do not include private transactions, if any.

    The following table sets forth high and low bid and sales prices as indicated, for the common stock for the last two years. All prices for the periods shown have been adjusted for all stock splits. Prices do not include retail markups, markdowns, or commissions, and may not represent actual transactions.

    On February 2, 1999 Columbia's common stock was held of record by approximately 1,170 shareholders.

                                             HIGH                 LOW
                                           -------              -------
1997(1)
First quarter                               $  5.67              $  5.00
Second quarter                              $  6.67              $  5.17
Third quarter                               $  7.33              $  6.00
Fourth quarter                              $  8.33              $  6.67

1998(2)
First quarter                               $ 12.00              $  8.17
Second quarter                              $ 11.63              $ 10.13
Third quarter                               $ 10.75              $  9.00
Fourth quarter(through November 5)          $  8.88              $  8.25
Fourth quarter (3)                          $  9.37              $  8.75

(1) Based solely on prices reported to Columbia without independent verification.

(2) Prices for the first three quarters and the fourth quarter through November 5 are bid prices quoted on the OTC Bulletin Board.

(3) Sales prices quoted on the Nasdaq National Market for the period November 6 through December 31, 1998.

    DIVIDENDS

    Columbia's Board of Directors declared quarterly dividends of $.03 per share of Columbia's common stock in 1997, for total 1997 dividends of $.12 per share. In 1998, Columbia's Board declared quarterly dividends per share of $.05, $.05, $.06, and $.06, respectively, for total 1998 dividends of $.22 per share. All dividend amounts have been adjusted for all stock splits in 1997 and 1998.

                                      [12]



CONSOLIDATED
BALANCE  SHEETS
ASSETS

                                                                                          December 31
                                                                                 -----------------------------
                                                                                      1998             1997
                                                                                 ------------     ------------
Cash and due from banks                                                          $ 22,643,895     $ 15,353,965
Interest-bearing deposits with other banks                                         30,575,012        1,524,173
Federal funds sold                                                                 12,554,775        2,834,363
                                                                                 ------------     ------------
            TOTAL CASH AND CASH EQUIVALENTS                                        65,773,682       19,712,501
                                                                                 ------------     ------------

Investment securities available-for-sale                                           29,466,769       31,309,883
Investment securities held-to-maturity                                             17,310,222       16,728,036
Restricted equity securities                                                        1,117,200          765,900
                                                                                 ------------     ------------
            TOTAL INVESTMENT SECURITIES                                            47,894,191       48,803,819
                                                                                 ------------     ------------

Loans held-for-sale                                                                 7,818,603        2,713,665
Loans, net of allowance for loan losses and unearned loan fees                    198,733,188      152,504,671

Property and equipment, net of depreciation                                         8,190,068        5,256,561
Accrued interest receivable                                                         2,487,122        2,185,544
Goodwill                                                                            9,286,832                -
Other real estate owned                                                               280,800                -
Other assets                                                                        1,948,763          649,982
                                                                                 ------------     ------------
            TOTAL ASSETS                                                         $342,413,249     $231,826,743
                                                                                 ============     ============

LIABILITIES AND STOCKHOLDERS' EQUITY

DEPOSITS
      Noninterest-bearing demand deposits                                        $ 67,408,747     $ 46,377,081
      Interest-bearing demand deposits                                            134,716,357       85,502,927
      Savings accounts                                                             27,969,402       26,835,712
      Time certificates                                                            65,585,883       42,852,424
                                                                                 ------------     ------------
            TOTAL DEPOSITS                                                        295,680,389      201,568,144
                                                                                 ------------     ------------
Notes payable                                                                       9,734,095        5,263,824
Accrued interest payable and other liabilities                                      2,242,545        2,007,289
                                                                                 ------------     ------------
            TOTAL LIABILITIES                                                     307,657,029      208,839,257
                                                                                 ------------     ------------

STOCKHOLDERS' EQUITY
      Common stock, no par value, 10,000,000 shares authorized, 7,949,032
              issued and outstanding at December 31, 1998 (2,288,451 in 1997)      14,125,315        5,528,218
      Additional paid-in capital                                                    6,317,732        6,317,732
      Retained earnings                                                            14,257,975       11,131,444
      Accumulated other comprehensive income, net of taxes                             55,198           10,092
                                                                                 ------------     ------------

            TOTAL STOCKHOLDERS' EQUITY                                             34,756,220       22,987,486
                                                                                 ------------     ------------

            TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                           $342,413,249     $231,826,743
                                                                                 ============     ============

See Independent Auditor's Report and accompanying notes.

                                      [13]


CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

                                                                                           Years Ended December 31
                                                                              -----------------------------------------------
                                                                                  1998              1997             1996
                                                                              ------------      ------------     ------------
INTEREST INCOME
Interest and fees on loans                                                    $ 17,938,902      $ 14,764,313     $ 11,854,765
Interest on investments:
            Taxable investment securities                                        1,719,464         2,257,934        2,094,413
            Nontaxable investment securities                                       847,508           735,421          770,631
Interest on federal funds sold                                                     492,361           221,167          589,264
Other interest and dividend income                                                 329,615           164,685           75,632
                                                                              ------------      ------------     ------------
            TOTAL INTEREST INCOME                                               21,327,850        18,143,520       15,384,705
                                                                              ------------      ------------     ------------

INTEREST EXPENSE
Interest on interest-bearing deposit and savings accounts                        3,570,752         3,313,451        2,967,193
Interest on time deposit accounts                                                3,195,414         2,771,986        2,717,481
Other borrowed funds                                                               438,588           183,637           60,717
                                                                              ------------      ------------     ------------
            TOTAL INTEREST EXPENSE                                               7,204,754         6,269,074        5,745,391
                                                                              ------------      ------------     ------------

            NET INTEREST INCOME BEFORE PROVISION FOR LOAN LOSSES                14,123,096        11,874,446        9,639,314
            PROVISION FOR LOAN LOSSES                                            1,000,000           581,000          246,479
                                                                              ------------      ------------     ------------
            NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                 13,123,096        11,293,446        9,392,835
                                                                              ------------      ------------     ------------
NONINTEREST INCOME
Service charges and fees                                                         1,744,620         1,545,174        1,093,346
Credit card discounts and fees                                                     420,577           389,965          288,075
Financial services department income                                               311,925           230,405          158,575
Mortgage servicing revenue                                                         664,666                --               --
Gain on sale of loans, net of discounts                                            197,154                --               --
Mortgage loan origination income                                                   766,913           118,818               --
Other noninterest income                                                           571,963           196,361          259,064
                                                                              ------------      ------------     ------------
            TOTAL NONINTEREST INCOME                                             4,677,818         2,480,723        1,799,060
                                                                              ------------      ------------     ------------
NONINTEREST EXPENSES
Salaries and employee benefits                                                   6,014,344         4,463,483        3,965,087
Occupancy expense                                                                  948,287           735,858          653,541
Data processing expense                                                            364,431           304,456          231,817
Credit card processing fees                                                        282,041           254,299          213,887
Office supplies                                                                    200,439           199,930          164,680
FDIC assessment                                                                     24,042            19,749            5,742
Other noninterest expenses                                                       2,799,578         2,114,509        1,945,259
                                                                              ------------      ------------     ------------
           TOTAL NONINTEREST EXPENSES                                           10,633,162         8,092,284        7,180,013
                                                                              ------------      ------------     ------------
INCOME BEFORE PROVISION FOR INCOME TAXES                                         7,167,752         5,681,885        4,011,882
PROVISION FOR INCOME TAXES                                                       2,449,899         1,795,476        1,285,011
                                                                              ------------      ------------     ------------
NET INCOME                                                                       4,717,853         3,886,409        2,726,871
OTHER COMPREHENSIVE INCOME
            Unrealized gains (losses) on securities:
            Unrealized holding gains arising during the period                     148,939            13,059           11,826
            Reclassification adjustments for (gains)
               losses included in net income                                      (103,833)            8,265              279
                                                                              ------------      ------------     ------------
            OTHER COMPREHENSIVE INCOME                                              45,106            21,324           12,105
                                                                              ------------      ------------     ------------
COMPREHENSIVE INCOME                                                          $  4,762,959      $  3,907,733     $  2,738,976
                                                                              ============      ============     ============

BASIC EARNINGS PER SHARE OF COMMON STOCK                                      $       0.67      $       0.57     $       0.41
DILUTED EARNINGS PER SHARE OF COMMON STOCK                                    $       0.65      $       0.55     $       0.40

            See Independent Auditor's Report and accompanying notes.

                                      [14]


CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                                        ACCUMULATED
                                                COMMON STOCK             ADDITIONAL                     COMPREHENSIVE     TOTAL
                                         --------------------------       PAID-IN         RETAINED         INCOME      STOCKHOLDERS'
                                          SHARES          AMOUNT          CAPITAL          EARNINGS        (LOSS)         EQUITY
                                         ---------     ------------     ------------     ------------   ------------   ------------
BALANCE, December 31, 1995               2,237,817     $  4,974,400     $  4,848,953     $  7,683,876      $ (23,337)  $ 17,483,892
Stock options exercised                     10,156           66,262           27,899               --             --         94,161
Sale of common stock                         6,868           98,556               --               --             --         98,556
Transfer to surplus                             --               --        1,440,880       (1,440,880)            --             --
Cash dividends                                  --               --               --         (702,215)            --       (702,215)
Cash dividends declared                         --               --               --         (180,388)            --       (180,388)
Net income & comprehensive income               --               --               --        2,726,871         12,105      2,738,976
                                         ---------     ------------     ------------     ------------      ---------   ------------

BALANCE, December 31, 1996               2,254,841        5,139,218        6,317,732        8,087,264        (11,232)    19,532,982
Stock options exercised                     21,415          214,001               --               --             --        214,001
Sale of common stock                        12,195          174,999               --               --             --        174,999
Cash dividends                                  --               --               --         (613,384)            --       (613,384)
Cash dividends declared                         --               --               --         (228,845)            --       (228,845)
Net income & comprehensive income               --               --               --        3,886,409         21,324      3,907,733
                                         ---------     ------------     ------------     ------------      ---------   ------------

BALANCE, December 31, 1997               2,288,451        5,528,218        6,317,732       11,131,444         10,092     22,987,486
Stock options exercised                     26,110          236,607               --               --             --        236,607
Sale of common stock                     1,009,375        8,360,490               --               --             --      8,360,490
3 for 2 stock split & cash paid
   for fractional shares                 1,154,755               --               --           (4,037)            --         (4,037)
2 for 1 stock split                      3,470,341               --               --               --             --             --
Cash dividends                                  --               --               --       (1,110,343)            --     (1,110,343)
Cash dividends declared                         --               --               --         (476,942)            --       (476,942)
Net income & comprehensive income               --               --               --        4,717,853         45,106      4,762,959
                                         ---------     ------------     ------------     ------------      ---------   ------------

BALANCE, December 31, 1998               7,949,032     $ 14,125,315     $  6,317,732     $ 14,257,975      $  55,198   $ 34,756,220
                                         =========     ============     ============     ============      =========   ============

            See Independent Auditor's Report and accompanying notes.

                                      [15]


CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                            Years Ended December 31
                                                                ------------------------------------------------
                                                                   1998              1997              1996
                                                                ------------      ------------      ------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                      $  4,717,853      $  3,886,409      $  2,726,871
Adjustments to reconcile net income to net cash
     from operating activities:
            Amortization of premiums and
               discounts of  investment securities                    (8,385)           30,775                 -
            Loss (gain) on sale or write-down of
               property and equipment                                (10,393)           (1,576)              145
            Loss (gain) on sale of available-for-sale
               securities                                           (142,320)            4,940                 -
            Loss (gain) on call of
               held-to-maturity investment securities                (15,003)            7,583               422
            Depreciation and amortization                            552,955           449,048           380,198
            Federal Home Loan Bank stock dividend                    (59,600)          (53,000)          (49,500)
            Deferred income tax benefit                             (186,665)         (278,770)         (168,112)
            Provision for loan losses                              1,000,000           581,000           246,479
Increase (decrease) in cash due to changes in
          certain assets and liabilities:
            Accrued interest receivable                              (76,406)         (237,100)         (132,568)
            Other assets                                            (865,964)           (8,756)          477,221
            Accrued interest payable and other liabilities          (946,616)          533,915           272,868
                                                                ------------      ------------      ------------
          NET CASH FROM OPERATING ACTIVITIES                       3,959,456         4,914,468         3,754,024
                                                                ------------      ------------      ------------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from the sale of available-for-sale securities           16,220,625         1,647,406                 -
Proceeds from the maturity of available-for-sale securities        7,665,000        12,517,460         4,718,237
Proceeds from the maturity of held-to-maturity securities          2,524,291         3,576,370        14,795,881
Purchases of held-to-maturity securities                          (3,097,129)       (4,534,473)      (15,266,716)
Purchases of available-for-sale securities                       (15,995,790)      (10,454,096)       (6,769,594)
Purchase of restricted equity securities                                   -           (41,000)                -
Net change in loans made to customers                            (32,594,458)      (37,571,668)      (14,296,125)
Cash paid, net of cash received from acquisition                    (709,364)                -                 -
Proceeds from the sale of property and equipment                      10,393                 -            40,200
Payments made for purchase of property and equipment              (1,847,077)         (822,715)       (1,446,111)
                                                                ------------      ------------      ------------
            NET CASH FROM INVESTING ACTIVITIES                   (27,823,509)      (35,682,716)      (18,224,228)
                                                                ------------      ------------      ------------

CASH FLOWS FROM FINANCING ACTIVITIES
Net change in demand deposit and savings accounts                 43,715,064        24,253,865        19,753,977
Net change in time deposits                                       15,860,017        (1,429,579)          115,572
Net increase in short term borrowings                              2,693,811         4,000,000           224,712
Borrowings of long-term debt                                         402,471           663,824                 -
Repayments of long-term debt                                               -                 -          (600,000)
Fractional share payments                                             (4,037)                -                 -
Dividends paid                                                    (1,339,189)         (793,772)         (702,215)
Proceeds from stock options
     exercised and sales of common stock                             470,982           389,000           192,717
Proceeds from public stock offering, net of expenses               8,126,115                 -                 -
                                                                ------------      ------------      ------------
            NET CASH FROM FINANCING ACTIVITIES                    69,925,234        27,083,338        18,984,763
                                                                ------------      ------------      ------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS              46,061,181        (3,684,910)        4,514,559

CASH AND CASH EQUIVALENTS, beginning of year                      19,712,501        23,397,411        18,882,852
                                                                ------------      ------------      ------------

CASH AND CASH EQUIVALENTS, end of year                          $ 65,773,682      $ 19,712,501      $ 23,397,411
                                                                ============      ============      ============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid in cash                                           $  7,270,325      $  6,250,774      $  5,677,890
Taxes paid in cash                                              $  2,582,783      $  2,069,541      $  1,459,808
SCHEDULE OF NONCASH ACTIVITIES
Unrealized gain on securities
     transferred from held-to-maturity to
     available-for-sale, net of tax                             $          -      $     23,991      $          -
Change in unrealized loss on
          available-for-sale securities, net of tax             $     45,106      $     (2,667)     $     12,105
Cash dividend declared and payable after year-end               $    476,942      $    228,845      $    180,388



            See Independent Auditor's Report and accompanying notes.

                                      [16]


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       NOTE 1 -- ORGANIZATION & SUMMARY OF
                         SIGNIFICANT ACCOUNTING POLICIES

    ORGANIZATION AND NATURE OF OPERATIONS. Columbia Bancorp ("Columbia") was incorporated on October 3, 1995, and became the holding company of Columbia River Bank ("CRB") effective January 1, 1996.

    CRB is a state-chartered institution authorized to provide banking services by the States of Oregon and Washington. With its administrative headquarters in The Dalles, Oregon, CRB operates branch facilities in The Dalles, Hood River, Hermiston, Pendleton, Madras, Redmond and Bend, Oregon. In Washington, it operates branches in Goldendale and White Salmon.

    As further discussed in Note 2, Columbia acquired Valley Community Bancorp and its subsidiaries, Valley Community Bank ("VCB") and Valley Community Mortgage Services, Inc. in November 1998. VCB is a state-chartered institution authorized to provide banking services from its single office location in McMinnville, Oregon.

    Substantially all activity of Columbia is conducted through its two subsidiary banks, CRB and VCB (collectively, the "Banks"), which, along with Columbia, are subject to the regulations of certain Federal and State agencies and undergo periodic examinations by those regulatory authorities. All significant intercompany accounts and transactions between Columbia, CRB and VCB have been eliminated in the preparation of the consolidated financial statements.

    BUSINESS ACQUISITION AND EXPANSION ACTIVITY. In June 1996, Columbia acquired Klickitat Valley Bank ("Klickitat"), a community bank headquartered in Goldendale, Washington and with a branch in White Salmon, Washington. The acquisition was accomplished through the exchange of 8.5 shares of Columbia common stock for each share of Klickitat common stock. The transaction was accounted for as a pooling-of-interests and, accordingly, the assets, liabilities, and stockholders' equity, and results of operations of the separate entities have been combined for 1996, 1997, and 1998 as though the entities had been combined as of the beginning of 1995. In 1997 Klickitat was merged into CRB, and in 1998 CRB changed the "Klickitat Valley Bank" name of its Washington branches to "Columbia River Bank."

    In 1997, CRB began operations of a mortgage banking division, Columbia River Bank Mortgage Group (the "Mortgage Group"), which is headquartered in Bend, Oregon. The Mortgage Group has an office in The Dalles, Oregon and provides services to all commercial banking branches of Columbia.

    In November 1998 Columbia acquired Valley Community Bancorp and its subsidiaries, Valley Community Bank and Valley Community Mortgage Services, Inc., and opened new CRB branches in Hermiston and Pendleton, Oregon. With this acquisition and new branch openings, Columbia's operations as of December 31, 1998 include eight bank branches and two mortgage banking division offices in Oregon and two bank branches in Southwest Washington.

    MANAGEMENT'S ESTIMATES AND ASSUMPTIONS. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates. Significant estimations made by management primarily involve the calculation of the allowance for loan losses.

    INVESTMENT SECURITIES. Columbia is required to specifically identify its investment securities as "held-to-maturity," "available-for-sale," or "trading accounts." Accordingly, management has determined that all investment securities held at December 31, 1998 and 1997, are either "available-for-sale" or "held-to-maturity" and conform to the following accounting policies:

Securities held-to-maturity. Bonds, notes, and debentures for which Columbia has the intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

Securities available-for-sale. Available-for-sale securities consist of bonds, notes, debentures, and certain equity securities not classified as held-to-maturity securities. Securities are generally classified as available-for-sale if the instrument may be sold in response to such factors as:
(1) changes in market interest rates and related changes in the prepayment risk,
(2) needs for liquidity, (3) changes in the availability of and the yield on alternative instruments, and (4) changes in funding sources and terms. Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as other comprehensive income and carried as accumulated comprehensive income within stockholders' equity. Fair values for these investment securities are based on quoted market prices. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method.

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

    RESTRICTED EQUITY SECURITIES. Columbia's equity investments in the Federal Home Loan Bank, Federal Agriculture Mortgage Corporation and Federal Reserve Bank stock are classified as restricted equity securities since ownership of these instruments is restricted and they do not have an active market. As restricted equity securities, these investments are carried at cost.

    LOANS, NET OF ALLOWANCE FOR LOAN LOSSES AND UNEARNED INCOME. Loans are stated at the amount of unpaid principal, reduced by an allowance for loan losses and unearned income. Interest on loans is calculated by using the simple-interest method on daily balances of the principal amount outstanding. The allowance for loan losses is established through a provision for loan losses charged to expenses. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the

                                      [17]

borrower's ability to pay. Various regulatory agencies, as a regular part of their examination process, periodically review the Banks' reserve for loan losses. Such agencies may require the Banks to recognize additions to the allowance based on their judgment of information available to them at the time of their examinations.

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

      LOANS HELD-FOR-SALE. Mortgage loans held-for-sale are carried at the lower of cost or estimated market value. Market value is determined on an aggregate loan basis. At December 31, 1998 and 1997, mortgage loans held-for-sale were carried at cost which approximated market.

      LOAN SERVICING. The cost of mortgage servicing rights is amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights exceed fair value.

      Rights to future interest income from serviced loans that exceeds contractually specified servicing fees are classified as interest-only strips and accounted for as debt securities that are available-for-sale.

      PROPERTY AND EQUIPMENT. Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed by the straight-line and accelerated methods over the estimated useful lives of the assets, which range from three to seven years for furniture and equipment and 31-1/2 years for building premises.

      OTHER REAL ESTATE. Other real estate, acquired through foreclosure or deeds in lieu of foreclosure, is carried at the lower of cost or estimated net realizable value. When property is acquired, any excess of the loan balance over its estimated net realizable value is charged to the reserve for loan losses. Subsequent write-downs to net realizable value, if any, or any disposition gains or losses are included in noninterest income and expense.

      GOODWILL. Goodwill represents the excess of cost over the fair value of net assets acquired from the purchase of Valley Community Bancorp (see Note 2), and is being amortized over a 15 year period using the straight line method.

      INCOME TAXES. Deferred income tax assets and liabilities are determined based on the tax effects of the differences between the book and tax bases of the various balance sheet assets and liabilities. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

      ADVERTISING. Advertising costs are charged to expense during the year in which they are incurred.

      STATEMENT OF CASH FLOWS. Cash equivalents are generally all short-term investments with a maturity of three months or less. Cash and cash equivalents normally include cash on hand, amounts due from banks, and federal funds sold.

      OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS. Columbia holds no derivative financial instruments. However, in the ordinary course of business, the Banks have entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, commercial letters of credit, and standby letters of credit. These financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

      FAIR VALUE OF FINANCIAL INSTRUMENTS. The following methods and assumptions were used by Columbia in estimating fair values of financial instruments as disclosed herein:

      Cash and cash equivalents. The carrying amounts of cash and short-term instruments approximate their fair value.

      Held-to-maturity and available-for-sale securities. Fair values for investment securities, excluding restricted equity securities, are based on quoted market prices. The carrying values of restricted equity securities approximate fair values.

      Loans receivable. For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans (for example, one-to-four family residential), credit card loans, and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

      Deposit liabilities. The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposit (CDs) approximate their fair values at the reporting date. Fair values for fixed-rate CDs are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

                                      [18]


    Short-term borrowings. The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings maturing within 90 days approximate their fair values. Fair values of other short-term borrowings are estimated using discounted cash flow analyses based on the Banks' current incremental borrowing rates for similar types of borrowing arrangements.

    Long-term debt. The fair values of the Banks' long-term debt are estimated using discounted cash flow analyses based on the Banks' current incremental borrowing rates for similar types of borrowing arrangements.

    Accrued interest. The carrying amounts of accrued interest approximate their fair values.

    Off-balance-sheet instruments. The Banks' off-balance-sheet instruments include unfunded commitments to extend credit and standby letters of credit. The fair value of these instruments is not considered practicable to estimate because of the lack of quoted market prices and the inability to estimate fair value without incurring excessive costs.

    STOCK OPTIONS. In October 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." This standard defines a fair value based method of accounting for an employee stock option or similar equity instrument. This statement gives entities a choice between recognizing related compensation expense by adopting the new fair value method or continue to measure compensation using the intrinsic value approach under Accounting Principles Board ("APB") Opinion No. 25, the former standard. If the former standard for measurement were elected, SFAS No. 123 requires supplemental disclosure to show any significant effects of using the new measurement criteria. Columbia has elected to continue using the measurement prescribed by APB Opinion No. 25, and accordingly, this pronouncement has had no effect on Columbia's financial position or results of operations.

    RECENTLY ISSUED ACCOUNTING STANDARDS. In June 1997, the FASB issued SFAS No. 130 "Reporting Comprehensive Income" which Columbia is required to adopt for years beginning after December 15, 1997. This statement establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general purpose financial statements. This statement requires that Columbia recognize the unrealized gain or loss on available-for-sale securities as a component of comprehensive income.

    Other issued but not yet required FASB statements are not currently applicable to Columbia's operations. Management believes these pronouncements will have no material effect upon Columbia's financial position or results of operation.

    RECLASSIFICATIONS. Certain reclassifications have been made to the 1997 and 1996 financial statements to conform with current year presentations.

   NOTE 2 -- ACQUISITION OF VALLEY COMMUNITY BANCORP

    Effective November 30, 1998, Columbia completed its acquisition of Valley Community Bancorp and its wholly-owned subsidiaries, VCB and Valley Community Mortgage Services, Inc., headquartered in McMinnville, Oregon. As consideration for the acquisition, Columbia paid $15.1 million in exchange for all of the outstanding common and preferred stock held by shareholders of Valley Community Bancorp. Following the acquisition, Valley Community Bancorp was effectively dissolved and its subsidiaries became direct subsidiaries of Columbia. As of December 31, 1998, substantially all activity is conducted through VCB. Valley Community Mortgage Services, Inc. was not engaged in any business activities in 1998.

    The business combination has been accounted for as a purchase for accounting purposes. Accordingly, under generally accepted accounting principles, the assets and liabilities of Valley Community Bancorp have been recorded by Columbia at their respective fair market values as of the effective date of the acquisition. As a result, goodwill, which is the excess of the purchase price over the net fair value of the assets acquired and liabilities assumed, was recorded at $9,339,217. Amortization of goodwill over a 15-year period will result in a charge to earnings of approximately $629,000 per year. The following summarizes the fair values of the assets acquired and liabilities assumed as of the November 30, 1998 acquisition date (in thousands):

Cash and due from banks                                           $14,334
Investment securities                                               5,863
Restricted equity securities                                          292
Loans,net                                                          20,020
Premises and equipment, net                                         1,587
Accrued interest and other assets                                     460
Goodwill                                                            9,339
                                                                  -------
  Total assets                                                    $51,895
                                                                  =======
Deposits                                                          $34,537
Notes payable                                                       1,374
Accrued interest and other liabilities                                882
                                                                  -------
  Total liabilities                                                36,793
Cash paid for acquisition                                          15,102
                                                                  -------
  Total liabilities assumed and cash paid for acquisition         $51,895
                                                                  =======

    The financial statements for the year ended December 31, 1998, include the operations of VCB from December 1, 1998 to December 31, 1998. The following information presents the pro forma results of operations for the years ended December 31, 1998 and 1997, as though the acquisition had occurred on January 1, 1997. The pro forma results do not necessarily indicate the actual result that would have been obtained nor are they necessarily indicative of the future operations of the combined companies.

                                                              YEARS ENDED DECEMBER 31,
                                                           -----------------------------
                                                                UNAUDITED PRO FORMA
(in thousands)                                                1998               1997
                                                           ----------         ----------
Net interest income before provision for loan loss         $   16,137         $   13,783
Net income                                                 $    5,446         $    4,054
Earnings per common share:
  Basic                                                    $     0.80         $     0.52
  Diluted                                                  $     0.78         $     0.51

                                      [19]


   NOTE 3 --INVESTMENT SECURITIES

    The book value and approximate market values of Columbia's investment securities at December 31, 1998 and 1997, are summarized as follows:

                                                    GROSS            GROSS          ESTIMATED
                                   AMORTIZED      UNREALIZED       UNREALIZED         MARKET
                                     COST           GAINS            LOSSES           VALUE
                                 ------------    ------------     ------------     ------------
December 31, 1998
AVAILABLE FOR SALE SECURITIES
  U.S. Treasury securities       $  4,794,749    $     39,640              $--     $  4,834,389
  Obligation of U.S.
    government agencies            23,092,877          91,876          (16,546)      23,168,207
  Corporate debt securities           604,896             230              (93)         605,033
  Corporate equity securities         300,000              --               --          300,000
  Municipal securities                558,786             354               --          559,140
                                 ------------    ------------     ------------     ------------
                                 $ 29,351,308    $    132,100     $    (16,639)    $ 29,466,769
                                 ============    ============     ============     ============

HELD-TO-MATURITY SECURITIES
  Mortgage-backed securities     $    973,836    $        792     $     (2,148)    $    972,480
  Municipal securities             16,336,386         472,033          (12,207)      16,796,212
                                 ------------    ------------     ------------     ------------
                                 $ 17,310,222    $    472,825     $    (14,355)    $ 17,768,692
                                 ============    ============     ============     ============

December 31,1997
AVAILABLE FOR SALE SECURITIES
  U.S. Treasury securities       $  3,210,274    $      6,017     $     (2,996)    $  3,213,295
  Obligation of U.S.
    government agencies            26,929,960          72,640          (59,483)      26,943,117
  Corporate debt securities           853,967             149             (645)         853,471
  Corporate equity securities         300,000              --              ---          300,000
                                 ------------    ------------     ------------     ------------
                                 $ 31,294,201    $     78,806     $    (63,124)    $ 31,309,883
                                 ============    ============     ============     ============

HELD-TO-MATURITY SECURITIES
  Mortgage-backed securities     $    156,509    $      1,833     $     (2,641)    $    155,701
  Municipal securities             16,571,527         356,342              (70)      16,927,799
                                 ------------    ------------     ------------     ------------
                                 $ 16,728,036    $    358,175     $     (2,711)    $ 17,083,500
                                 ============    ============     ============     ============

    The amortized cost and estimated market value of investment securities at December 31, 1998, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                             AVAILABLE FOR SALE             HELD-TO-MATURITY
                                          --------------------------    --------------------------
                                              COST          MARKET          COST          MARKET
                                          -----------    -----------    -----------    -----------
Due in one year or less                   $ 4,568,194    $ 4,574,263    $ 3,382,551    $ 3,415,655
Due after one year through five years      23,483,704     23,591,913      6,233,726      6,423,050
Due after five years through ten years        999,410      1,000,593      2,038,647      2,091,962
Due after ten years                                --             --      5,655,298      5,838,025
                                          -----------    -----------    -----------    -----------
                                           29,051,308     29,166,769     17,310,222     17,768,692
Corporate equity securities                   300,000        300,000             --             --
                                          -----------    -----------    -----------    -----------
                                          $29,351,308    $29,466,769    $17,310,222    $17,768,692
                                          ===========    ===========    ===========    ===========

    For the purpose of the maturity table, mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on the weighted-average contractual maturities of underlying collateral. Mortgage-backed securities mature earlier than their weighted-average contractual maturities because of principal prepayments.

    Effective with Columbia's acquisition of Klickitat (see Note 1), Columbia reclassified certain investments in debt securities, held by Klickitat, from held-to-maturity to available-for-sale to maintain its existing interest rate risk position and credit risk policy as permitted by financial accounting standards. At the time of transfer, the investment securities had an amortized cost of $25,242,573 and an estimated market value of $25,205,592. Recognition of the market value of the transferred investment securities resulted in an after tax adjustment to stockholders' equity at December 31, 1997, of $23,991.

    As of December 31, 1998 and 1997, investment securities with a book value of $8,092,616 and $5,337,367 respectively, have been pledged to secure public deposits as required by law.

   NOTE 4 -- RESTRICTED EQUITY SECURITIES

    The composition of restricted equity securities is summarized as follows:

                                                     1998          1997
                                                  ----------    ----------
Federal Home Loan Bank stock                      $  999,800    $  756,500
Federal Agriculture Mortgage Corporation stock         9,400         9,400
Federal Reserve Bank stock                           108,000            --
                                                  ----------    ----------
                                                  $1,117,200    $  765,900
                                                  ==========    ==========

   NOTE 5 -- LOANS

    The loan portfolio consists of the following:

                                1998              1997
                            -------------     -------------
Commercial                  $  41,274,990     $  38,012,762
Agriculture                    34,603,691        22,365,007
Real estate                   108,516,555        75,003,128
Consumer                       16,568,629        17,385,488
Other loans                       933,494         1,989,591
                            -------------     -------------
                              201,897,359       154,755,976
Less:
  Allowance for loan losses    (2,380,220)       (1,638,633)
  Unearned loan fees             (783,951)         (612,672)
                            -------------     -------------
                            $ 198,733,188     $ 152,504,671
                            =============     =============

    Impairment of loans having recorded investments of $1,906,757 at December 31, 1998, and $1,041,389 at December 31, 1997, have been recognized in conformity with SFAS No. 114 as amended by SFAS No. 118. The Banks' average investment in impaired loans, measured on the basis of the present value of expected future cash flows discounted at the loans' effective interest rate, was $2,020,428 during 1998 and $461,586 during 1997. The total allowance for loan losses related to these loans at December 31, 1998 and 1997 was approximately $293,000, and $221,000, respectively. Had the impaired loans performed according to their original terms, additional interest income of $113,298, $58,533, $10,991 would have been recognized in 1998, 1997, and 1996, respectively. No interest income has been recognized on impaired loans during the period of impairment.

   NOTE 6 -- ALLOWANCE FOR LOAN LOSSES

    Changes in the allowance for loan losses were as follows:

                                        1998            1997            1996
                                    -----------     -----------     -----------
BALANCE, beginning of year          $ 1,638,633     $   994,576     $ 1,071,494
Acquired with the acquisition of
  Valley Community Bancorp              410,540              --              --
Provision for loan losses             1,000,000         581,000         246,479
Loans charged-off                      (766,632)        (40.144)       (391,873)
Loan Recoveries                          97,679         103,201          68,476
                                    -----------     -----------     -----------
BALANCE, end of year                $ 2,380,220     $ 1,638,633     $   994,576
                                    ===========     ===========     ===========

   NOTE 7 -- LOAN SERVICING

    Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of mortgage loans serviced for others was $44,530,731 at December 31, 1998. There were no mortgage loans serviced for others as of December 31, 1997.

    Mortgage servicing rights of $667,961 were capitalized in 1998. Amortization of mortgage servicing rights was $18,119 for the year then ended.

                                      [20]


   NOTE 8 -- PROPERTY AND EQUIPMENT

    The major classifications of property and equipment are summarized as follows:

                                      1998              1997
                                  ------------      ------------
Land                              $  2,019,606      $  1,049,281
Construction in progress               710,410                --
Buildings and improvements           5,632,191         4,134,478
Furniture and equipment              3,702,965         2,917,131
                                  ------------      ------------
                                    12,065,172         8,100,890
Less accumulated depreciation       (3,875,104)       (2,844,329)
                                  ------------      ------------
                                  $  8,190,068      $  5,256,561
                                  ============      ============

   NOTE 9 -- TIME DEPOSITS

    Time certificates of deposit of $100,000 and over, aggregated $10,878,017 and $8,937,725 at December 31, 1998 and 1997, respectively.

    At December 31, 1998, the scheduled maturities for all time deposits are as follows:

1999                                                                 $52,557,896
2000                                                                  10,319,094
2001                                                                   1,477,122
2002                                                                     432,450
2003 and thereafter                                                      799,321
                                                                     -----------
                                                                     $65,585,883
                                                                     ===========

   NOTE 10 -- INCOME TAXES

    The provision for income taxes consists of the following:

                                      1998             1997             1996
                                  -----------      -----------      -----------
Current tax provision
  Federal                         $ 2,225,178      $ 1,901,578      $ 1,280,500
  State                               411,386          172,668          172,623
                                  -----------      -----------      -----------
                                    2,636,564        2,074,246        1,453,123
                                  -----------      -----------      -----------

Deferred tax benefit
  Federal                            (165,276)        (252,657)        (142,785)
  State                               (21,389)         (26,113)         (25,327)
                                  -----------      -----------      -----------
                                     (186,665)        (278,770)        (168,112)
                                  -----------      -----------      -----------
                                  $ 2,449,899      $ 1,795,476      $ 1,285,011
                                  ===========      ===========      ===========

    The components of the deferred tax benefit consists of the following:

                                                  1998          1997          1996
                                               ---------     ---------     ---------
Loan loss provision not deductible for tax     $(127,122)    $(236,640)    $ (92,993)
Difference between book & tax recognition
  of deferred loan fees                               --            --        34,513
Difference between book & tax depreciation
  methods                                         37,698        36,577        (6,996)
Difference between accrual & cash
  basis tax reporting                           (102,083)      (58,547)      (71,077)
Deferred compensation expense                      7,233       (43,025)      (51,908)
Difference between book & tax recognition
  of Federal Home Loan Bank stock dividends       22,979        22,865        20,349
Other differences                                (25,370)           --            --
                                               ---------     ---------     ---------
Deferred tax benefit                           $(186,665)    $(278,770)    $(168,112)
                                               =========     =========     =========

    The net deferred tax asset in the accompanying consolidated balance sheets consists of the following:

                                                   1998            1997
                                               -----------     -----------
Deferred tax assets:
  Allowance for loan losses                    $   725,309     $   437,156
  Net operating loss carryforward                   61,471              --
  Deferred compensation                            221,132         101,849
                                               -----------     -----------
                                                 1,007,912         539,005
                                               -----------     -----------
Deferred tax liabilities:
  Accumulated depreciation                        (581,023)        (58,698)
  Conversion to accrual basis tax reporting        (62,970)             --
  Federal Home Loan Bank stock dividends           (92,497)        (76,238)
  Other                                            (13,046)        (50,898)
                                                  (749,536)       (185,834)
                                               -----------     -----------
Net deferred tax assets                        $   258,376     $   353,171
                                               ===========     ===========

    Management believes, based upon Columbia's historical performance, that the deferred tax asset will be realized in the normal course of operations and, accordingly, management has not reduced deferred tax assets by a valuation allowance.

    As a result of Columbia's acquisition of Valley Community Bancorp, Columbia recorded an additional net deferred tax liability of $281,460 at November 30, 1998.

    The tax provision differs from the federal statutory rate of 34% due principally to the effect of tax exemptions for interest received on municipal investments. The 1997 provision for income taxes reflects a reduction in the state income tax rate from 6.6% to 3.8%.

    A reconciliation between the statutory federal income tax rate and the effective tax rate is as follows:

                                              1998             1997             1996
                                          -----------      -----------      -----------
Federal income taxes at statutory rate    $ 2,437,036      $ 1,931,841      $ 1,364,039
State income tax expense, net of
  federal tax benefit                         271,503          126,501          174,757
Effect of nontaxable interest income         (255,867)        (220,901)        (221,674)
Other                                          (2,773)         (41,965)         (32,111)
                                          -----------      -----------      -----------
                                          $ 2,449,899      $ 1,795,476      $ 1,285,011
                                          ===========      ===========      ===========
                                                   34%              32%              32%

   NOTE 11 -- TRANSACTIONS WITH RELATED PARTIES

    Certain directors, executive officers, and principal stockholders are customers of and have had banking transactions with the Banks, and the Banks expect to have such transactions in the future. All loans and commitments to loan included in such transactions were made in compliance with applicable laws on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons and do not involve more than the normal risk of collectibility or present any other unfavorable features. The amount of loans outstanding to directors, executive officers, principal stockholders, and companies with which they are associated was as follows:

                                                      1998              1997
                                                  -----------       -----------
BALANCE, beginning of year                        $ 2,297,536       $ 2,967,310
Acquired with Valley Community Bancorp                798,564                --
Loans made                                            972,945           634,100
Loans repaid                                       (1,247,257)       (1,303,874)
                                                  -----------       -----------
BALANCE, end of year                              $ 2,821,788       $ 2,297,536
                                                  ===========       ===========

   Columbia has a 28.6% shareholder interest in Datatech of Oregon, Inc. ("Datatech"), a bank service corporation functioning as a data processing facility for the Banks and five other community banks in Oregon. The investment in Datatech is accounted for by the cost method. Under this accounting method, Columbia recognizes income from its investment as dividends are distributed. Dividends received in excess of earnings are considered a return of investment and are recorded as reductions of cost of the investment. For the periods ended December 31, 1998, 1997, and 1996, Columbia's recorded data processing expenses paid to Datatech were $361,782, $304,456, and $194,696, respectively. Columbia had prime rate, unsecured loans to Datatech of $167,323 at December 31, 1998, and $23,353 at December 31, 1997. As of December 31, 1998, Columbia's recorded investment in Datatech was $66,506.

                                      [21]


   NOTE 12 -- FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

    In the normal course of business to meet the financing needs of its customers, the Banks are a party to financial instruments with off-balance-sheet risk. These financial instruments include commitments to extend credit and the issuance of letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial position. The contract amounts of those instruments reflect the extent of involvement the Banks have in particular classes of financial instruments.

    The Banks' exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and letters of credit written is represented by the contractual amount of those instruments. The Banks use the same credit policies in making commitments and conditional obligations as they do for on-balance-sheet instruments.

    Unless noted otherwise, the Banks do not require collateral or other security to support financial instruments with credit risk.

                                                CONTRACT AMOUNTS AT DECEMBER 31
                                                -------------------------------
                                                      1998            1997
                                                  -----------     -----------
Financial instruments whose contract
amounts represent credit risk:
  Commitments to extend credit                    $50,735,130     $31,314,369
  Undisbursed credit card lines of credit           6,329,831       4,707,097
  Commercial and standby letters of credit            597,797         287,684
                                                  -----------     -----------
                                                  $57,662,758     $36,309,150
                                                  ===========     ===========

    Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by the Bank upon an extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing properties.

    Letters of credit written are conditional commitments issued by the Banks to guarantee the performance of a customer to a third-party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Banks hold cash, marketable securities or real estate as collateral supporting those commitments for which collateral is deemed necessary.

   NOTE 13 -- FAIR VALUES OF FINANCIAL INSTRUMENTS

    The following table estimates fair value and the related carrying values of Columbia's financial instruments at December 31, 1998 and 1997 (in thousands):

                                            1998                   1997
                                    ---------------------   ---------------------
                                                ESTIMATED               ESTIMATED
                                    CARRYING      FAIR      CARRYING     FAIR
                                    AMOUNT       VALUE       AMOUNT      VALUE
                                    --------    ---------   --------    ---------

FINANCIAL ASSETS
Cash and due from banks             $ 53,219    $ 53,219    $ 16,878    $ 16,878
  Federal funds sold                  12,555      12,555       2,834       2,834
  Securities available for sale       29,467      29,467      31,310      31,310
  Securities held to maturity         17,310      17,769      16,728      17,084
  Restricted equity securities         1,117       1,117         766         766
  Loans held for sale                  7,819       7,819       2,714       2,714
  Loans,net                          198,733     204,334     152,505     149,981

FINANCIAL LIABILITIES
  Demand and savings deposits        230,095     230,095     154,624     154,624
  Time deposits                       65,586      65,735      46,944      46,894
  Notes payable                        9,734       9,734       5,264       5,264

    While estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were Columbia to have disposed of such items at December 31, 1998 and 1997, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at December 31, 1998 and 1997 should not necessarily be considered to apply at subsequent dates.

    In addition, other assets and liabilities of Columbia that are not defined as financial instruments are not included in the above disclosures, such as property and equipment. Also, nonfinancial instruments typically not recognized in the financial statements nevertheless may have value but are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the earnings potential of loan servicing rights, the trained work force, customer goodwill, and similar items.

   NOTE 14 -- CONCENTRATIONS OF CREDIT RISK

    All of the Banks' loans, commitments and commercial and standby letters of credit have been granted to customers in the Banks' market area. The majority of such customers are also depositors of the Banks. Investments in state and municipal securities are not significantly concentrated within any one region of the United States. The concentrations of credit by type of loan are set forth in
Note 5. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Commercial and standby letters of credit were granted primarily to commercial borrowers as of December 31, 1998. The Banks' loan policies do not allow the extension of credit to any single borrower or group of related borrowers in excess of $1,000,000 without approval from the Banks' respective loan committees.

                                      [22]


   NOTE 15 -- COMMITMENTS AND CONTINGENCIES

    Operating Lease Commitments - As of December 31, 1998, Columbia leased certain properties. The annual commitment for rentals under these noncancellable operating leases is summarized as follows:

1999                        $   89,290
2000                            44,025
                            ----------
                            $  133,315
                            ==========

    Rental expense for all operating leases was $65,457, $44,510, and $28,303 for the periods ended December 31, 1998, 1997, and 1996, respectively.

    Legal Contingencies - Columbia may become a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, there are no matters presently known to Columbia that are expected to have a material adverse effect on the consolidated financial condition of Columbia.

    Year 2000 Compliance - The Year 2000 ("Y2K") issue is the result of older computer programs being written using two digits rather than four to define the applicable year. A computer program that has date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruption of operations including, among other things, a temporary inability to process transactions, send statements, or engage in similar normal business activities.

    Based on an assessment of computer hardware, software, and other equipment operated by Columbia, management presently believes that all equipment and programs should be Y2K compliant by December 31, 1999. A program for addressing the Y2K issue through awareness, assessment, renovation and testing has been developed and implemented. The costs of implementing and completing the program's phases have not been of a material nature and should continue to not be material through program completion.

    Columbia has initiated formal communications with all significant suppliers to determine the extent to which they are vulnerable to those third parties' failures to remedy their own Y2K impact issues. Third-party responses have generally indicated satisfactory progress in addressing any needs for equipment or software renovation. Columbia's large customers are also being contacted to build Y2K awareness and encourage early solutions regarding potential business disruption due to processing failures. There can be no guarantee that the systems of other companies on which Columbia's systems rely will be timely converted, or that a failure to convert by another company, or a conversion that is incompatible with Columbia's systems, would not have a material adverse effect on Columbia. However, Columbia will test for the Y2K preparedness of all internal functions and external functions provided by third parties whenever possible.

   NOTE 16 -- NOTES PAYABLE

    The Banks are members of the Federal Home Loan Bank ("FHLB") of Seattle. As members, the Banks entered into "Advances, Security and Deposit Agreements" which provide a credit arrangement with FHLB. Borrowings under the credit arrangement are the Banks' FHLB stock as well as deposits or other instruments which may be pledged. As of December 31, 1998 and 1997, the Banks had borrowings outstanding with the FHLB of $8,667,800 and $4,600,000, respectively. The promissory notes mature in 1999 and 2001 and carry interest rates from 5.30% to 6.00%.

    CRB also participates in the U.S. Treasury Department's Treasury Investment Program which facilitates the acceptance and processing of federal tax deposits. Under this program, CRB is authorized to accumulate daily tax payments, up to authorized limits, and deploy the funds in short-term investments. In exchange, CRB is required to issue a fully collateralized demand note to the Treasury and pay interest at the federal funds rate minus 25 basis points. As of December 31, 1998 and 1997, CRB had $1,066,295 and $663,824, respectively, outstanding under this program.

   NOTE 17 -- STOCK INCENTIVE PLANS

    Columbia maintains a Stock Incentive Plan (the "Plan") originally adopted by CRB in 1993 prior to Columbia's formation. The Plan allows for the granting of both incentive stock options and nonstatutory stock options. The option price for incentive stock options is determined by Columbia's Board of Directors and cannot be less than 100% of the fair market value of the shares on the date of grant. The incentive stock options expire ten years from the date of grant. The option price and duration of options for nonstatutory stock options is determined by the Board of Directors.

    The following, as adjusted for 1998 stock splits and dividends, summarizes options available and outstanding under this plan as of December 31, 1998:

                                                                          WEIGHTED
                                                          NUMBER          AVERAGE
                                                        OF OPTIONS     EXERCISE PRICE
                                                        ----------     --------------
Options under grant December 31, 1995                     266,100         $ 3.00
Options exercised in 1996:
  Incentive stock options                                 (19,968)        $ 2.94
  Nonstatutory stock options                              (10,500)        $ 3.33
Options expired or forfeited in 1996                       (3,600)        $ 3.00
                                                         --------
Options under grant and excercisable
  December 31, 1996                                       232,032         $ 3.03
Options granted in 1997:
  Incentive stock options                                 129,000         $ 5.58
  Nonstatutory stock options                               78,000         $ 5.58
Options exercised in 1997:
  Incentive stock options                                 (52,244)        $ 2.81
  Nonstatutory stock options                              (12,000)        $ 5.58
Options expired or forfeited in 1997                       (1,800)        $ 3.34
                                                          -------
Options under grant and exercisable
  December 31, 1997                                       372,988         $ 4.39
Options granted in 1998:
  Incentive stock options                                   5,000         $10.50
Gifted shares in 1998                                         400         $
Options exercised in 1998:
  Incentive stock options                                 (31,000)        $ 3.84
  Nonstatutory stock options                              (24,900)        $ 4.72
                                                          -------
Options under grant and exercisable
  December 31, 1998                                       322,488         $ 4.53
                                                          =======
Options reserved, December 31, 1998                        78,000
                                                          =======

                                      [23]


    Had compensation cost for Columbia's 1998 and 1997 grants for stock-based compensation plans been determined consistent with SFAS No. 123, its net income and net income per common share for December 31, 1998 and 1997, would approximate the pro forma amounts below. The disclosure requirements of SFAS No. 123 were not material to the 1996 consolidated financial statements. (In thousands):

                                                     1998                                1997
                                          --------------------------          ---------------------------
                                          AS REPORTED       PRO FORMA         AS REPORTED       PRO FORMA
                                          -----------       ---------         -----------       ---------
Net income                                   $4,718           $4,512             $3,887           $3,669
Basic earnings per common share              $ 0.67           $ 0.64             $ 0.57           $ 0.54
Diluted earnings per common share            $ 0.65           $ 0.62             $ 0.55           $ 0.52

    The fair value of each option granted during 1997 is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: (1) dividend yield of 2.09%, (2) expected volatility of 32.57%,
(3) risk-free rate of 6.36%, and (4) expected life of 3.75 years.

    The fair value of each option granted during 1998 is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: (1) dividend yield of 2.08%, (2) expected volatility of 34.89%,
(3) risk-free rate of 4.55%, and (4) expected life of 3.92 years.

    The effects of applying SFAS No. 123 in this pro forma disclo-sure are not indicative of future amounts. SFAS No. 123 does not apply to awards prior to 1995, and additional awards in future years are anticipated.

    NOTE 18 -- EMPLOYEE BENEFIT PLANS

    Columbia has in place an Employee Stock Ownership Plan ("ESOP") for the benefit of its employees. The plan allows participation by all employees over the age of 20 who have also met minimum service requirements. Contributions to the plan are at the discretion of the Board of Directors and are used to purchase shares of Columbia's common stock. Employees are not permitted to contribute individually to the plan but vest in their proportionate share of the plan interest after six years of participation. For the periods ending December 31, 1998, 1997, and 1996, Columbia contributed $230,000, $222,966 and $163,279, respectively, to the plan.

    The ESOP's assets as of December 31, 1998 and 1997, were as follows:

                          1998             1997
                        --------         --------
Allocated shares         284,766           85,400
Cash on hand            $ 19,588         $ 12,685

    Columbia has also adopted a 401(k) Savings Investment Plan which allows employees to defer certain amounts of compensation for income tax purposes under
Section 401(k) of the Internal Revenue Code. Essentially, all full-time employees over the age of 20 and meeting length of service requirements are eligible to participate in the plan. Employees may elect to defer and contribute, within statutory limits, up to 10% of their annual compensation into the plan. Their contributions and those of Columbia, which are limited to 25% of employee contributions up to 4% of total participant compensation, are invested by Plan trustees in employee designated funds. For the periods ending December 31, 1998, 1997, and 1996, Columbia contributed $45,474, $31,278, and $21,932, respectively, to the Plan.

    Columbia has established an employee bonus program which provides eligible participants additional compensation based upon the achievement of annual return on asset targets established by the Board of Directors. For the periods ending December 31, 1998, 1997, and 1996, additional compensation of $636,169, $428,890, and $158,979, respectively, was paid to eligible employees.

    Klickitat also maintained a profit sharing plan covering substantially all employees. The plan provided for a discretionary employer contribution each year. Klickitat's maximum profit sharing contribution was 15% of taxable compensation for the year, limited to $150,000. There were no employer or employee contributions to this plan in 1997 when it was terminated and all covered employees became eligible under Columbia's plan. The employer contribution was $111,382 for the year ended December 31, 1996.

    Beginning 1996 and as later amended, Columbia entered into both employment and retirement agreements with its chief executive officer. The employment agreement provides for the executive's salary and customary benefits until termination of the agreement in May 2000. The retirement agreement provides annual post-retirement compensation for a seven-year period after the chief executive's retirement. A portion of Columbia's obligation under the agreement has been funded with a $120,000 interest-earning investment and will be paid in annual installments of $26,000 plus interest earned on invested funds. For the year ended December 31, 1998, Columbia recorded a liability of $222,757 as its obligation for current services pursuant to the retirement plan. In the event employment of the chief executive officer is terminated prior to expiration of the agreements, all salary and benefits accrued as of the termination date and all retirement payments provided in the retirement agreement will be paid to the executive.

    During 1996, Klickitat entered into both employment and retirement agreements with its chief executive officer. Klickitat's chief executive retired on December 31, 1996, and pursuant to the agreement, will be paid in annual installments of $60,000. For the year ended December 31, 1998, Columbia recorded a liability of $60,000 as its remaining obligation for services pursuant to this retirement agreement.

                                      [24]


   NOTE 19 -- EARNINGS PER SHARE

    In 1997, the FASB issued SFAS No. 128, "Earnings Per Share" which is effective for financial statements issued for periods ending after December 15, 1997. SFAS No. 128 replaced standards for computing and presenting earnings per share and requires a dual presentation of basic and diluted earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share reflect the potential dilution that could occur if common shares were issued pursuant to the exercise of options under existing stock option plans. Comparative earnings per share data for the years ended December 31, 1998, 1997 and 1996 have been restated to conform with the current year presentation. The following table illustrates the computations of basic and diluted earnings per share for the years ended December 31, 1998, 1997 and 1996.

                                                INCOME          SHARES      PER SHARE
                                              (NUMERATOR)    (DENOMINATOR)   AMOUNT
                                              -----------    -------------  ---------
1998
Basic earnings per share
  Income available to common shareholders     $4,717,853      7,066,229     $   0.67
Effect of dilutive securities
  Outstanding common stock options                    --        172,236
                                              ----------      ---------
Income available to common shareholders
  plus assumed conversions                    $4,717,853      7,238,465     $   0.65
                                              ==========      =========     ========

1997
Basic earnings per share
  Income available to common shareholders     $3,886,409      6,813,264     $   0.57
Effect of dilutive securities
  Outstanding common stock options                    --        200,225
                                              ----------      ---------
Income available to common shareholders
  plus assumed conversions                    $3,886,409      7,013,489     $   0.55
                                              ==========      =========     ========
1996
Basic earnings per share
  Income available to common shareholders     $2,726,871      6,732,393     $   0.41
Effect of dilutive securities
  Outstanding common stock options                    --        114,465
                                              ----------      ---------
Income available to common shareholders
  plus assumed conversions                    $2,726,871      6,846,858     $   0.40
                                              ==========      =========     ========

    NOTE 20 -- PARENT COMPANY FINANCIAL INFORMATION

     Condensed financial information for Columbia Bancorp (unconsolidated parent company only) is as follows:

                                                           1998              1997
                                                      ------------      ------------
ASSETS
Cash                                                  $    180,369      $    186,018
Investment securities                                      300,000           300,000
Investment in subsidiaries                              25,503,434        22,561,360
Goodwill                                                 9,286,832                --
Other assets                                               281,411           168,953
                                                      ------------      ------------
   Total assets                                       $ 35,552,046      $ 23,216,331
                                                      ============      ============

LIABILITIES
Dividend payable                                      $    476,942      $    228,845
Deferred compensation                                      318,884                --
                                                      ------------      ------------
   Total liabilities                                       795,826           228,845
                                                      ------------      ------------

STOCKHOLDERS' EQUITY
Common stock                                            14,125,315         5,528,218
Additional paid-in capital                               6,317,732         6,317,732
Retained earnings                                       14,257,975        11,131,444
Unrealized gain on available-for-sale
   investment securities                                    55,198            10,092
                                                      ------------      ------------
                                                        34,756,220        22,987,486
                                                      ------------      ------------
   Total liabilities and stockholders' equity         $ 35,552,046      $ 23,216,331
                                                      ============      ============

REVENUES
Equity in undistributed (excess
     distribution of) earnings
     of subsidiary banks                              $ (3,046,307)     $  3,541,345
Dividends                                                7,975,000           468,956

EXPENSES
Goodwill and administrative expenses
     of subsidiary banks                                  (210,840)         (123,892)
                                                      ------------      ------------
   Net income                                         $  4,717,853      $  3,886,409
                                                      ============      ============

CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                            $  4,717,853      $  3,886,409
Adjustments to reconcile net income
  to net cash from operating activities:
   Excess distribution of (equity in
     undistributed) earnings of subsidiary bank          3,046,307        (3,541,345)
   Amortization of goodwill                                 52,384                 -
   Changes in other assets and liabilities                  (7,513)            5,584
                                                      ------------      ------------
   Net cash from operating activities                    7,809,031           350,648
                                                      ============      ============

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from public stock offering, net of costs        8,126,115                 -
Cash dividends and fractional share payments            (1,343,226)         (793,772)
Proceeds from stock options exercised
     and sales of common stock                             470,982           389,000
                                                      ------------      ------------
   Net cash from financing activities                    7,253,871          (404,772)
                                                      ------------      ------------

cash flows from investing activities
Cash paid, net of cash received from acquisition       (15,068,551)                -
                                                      ------------      ------------
   Net cash from investing activities                  (15,068,551)                -
                                                      ------------      ------------

NET DECREASE IN CASH AND CASH EQUIVALENTS                   (5,649)          (54,124)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR               186,018           240,142
                                                      ------------      ------------
CASH AND CASH EQUIVALENTS, END OF YEAR                $    180,369      $    186,018
                                                      ============      ============

SCHEDULE OF NONCASH ACTIVITIES
Change in unrealized gain (loss) on
     available-for-sale securities, net of tax        $     45,106      $     (2,667)
Unrealized gain on securities
     transferred from held-to-maturity
     to available-for-sale, net of taxes              $          -      $     23,991
Cash dividend, payable after year-end                 $    476,942      $    228,845

   NOTE 21 -- REGULATORY MATTERS

    Banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on a bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, banks must meet specific capital guidelines that involve quantitative measures of the banks' assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

    Quantitative measures established by regulation to ensure capital adequacy require Columbia and the Banks to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of December 31, 1998, that Columbia and the Banks meet all capital adequacy requirements to which they are subject.

    As of the most recent notifications from their regulatory agencies, Columbia and the Banks were categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized, Columbia and the Banks must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table on the following page. There are no conditions or events since that notification that management believes have changed the institutions' category.

    The Banks' actual capital amounts and ratios are also presented in the following table.

                                      [25]


                                                                                                   TO BE WELL
                                                                   FOR CAPITAL                  CAPITALIZED UNDER
                                                                     ADEQUACY                   CORRECTIVE PROMPT
                                         ACTUAL                      PURPOSES                       ACTION
                                ------------------------      ----------------------         ---------------------
                                AMOUNT             RATIO      AMOUNT           RATIO          AMOUNT         RATIO
                                ------             -----      ------           -----          ------         -----
AS OF DECEMBER 31, 1998
Columbia Bancorp
Total capital to risk
  weighted assets               $27,588            11.9%      $18,544          >=8.0%        $23,180         >=10.0%
Tier I capital to risk
  weighted assets                25,207            10.9%        9,272          >=4.0%         13,908          >=6.0%
Tier I capital to
  average assets                 25,207             8.9%       11,283          >=4.0%         14,104          >=5.0%

AS OF DECEMBER 31, 1998
Columbia River Bank
Total capital to risk
  weighted assets               $22,852            11.3%      $16,186          >=8.0%        $20,232         >=10.0%
Tier I capital to risk
  weighted assets                20,822            10.3%        8,093          >=4.0%         12,139          >=6.0%
Tier I capital to
  average assets                 20,822             7.7%       10,860          >=4.0%         13,575          >=5.0%

AS OF DECEMBER 31, 1998
Valley Community Bank
Total capital to risk
  weighted assets               $ 4,812            16.6%      $ 2,320          >=8.0%        $ 2,900         >=10.0%
Tier I capital to risk
  weighted assets                 4,449            15.3%        1,160          >=4.0%          1,740          >=6.0%
Tier I capital to
  average assets                  4,449             8.9%        1,993          >=4.0%          2,491          >=5.0%

AS OF DECEMBER 31, 1997
Columbia Bancorp
Total capital to risk
  weighted assets               $22,987            13.7%      $13,420          >=8.0%        $16,775         >=10.0%
Tier I capital to risk
  weighted assets                22,977            13.7%        6,710          >=4.0%         10,065          >=6.0%
Tier I capital to
  average assets                 22,977            10.6%        8,641          >=4.0%         10,801          >=5.0%

AS OF DECEMBER 31, 1997
Columbia River Bank
Total capital to risk
  weighted assets               $24,190            14.5%      $13,382          >=8.0%        $16,728         >=10.0%
Tier I capital to risk
  weighted assets                22,551            13.5%        6,691          >=4.0%         10,037          >=6.0%
Tier I capital to
  average assets                 22,551            10.0%        9,028          >=4.0%         11,285          >=5.0%

    NOTE 22 -- STOCK OFFERING

    During November 1998, Columbia registered 1,000,000 shares of common stock for sale to the public at a price of $9 per share, for an aggregate offering price of $9,000,000. All shares were sold, resulting in net proceeds of $8,126,115, after deducting $873,885 for underwriting discounts and commissions, legal, accounting, printing fees, and other offering expenses. Net proceeds were used in connection with Columbia's expansion plans, including the acquisition of Valley Community Bancorp (see Note 2). Pending such use, the net proceeds were invested in short-term, investment-grade securities.

INDEPENDENT
AUDITOR'S REPORT

    To the Board of Directors of Columbia Bancorp

    We have audited the accompanying consolidated balance sheets of Columbia Bancorp and Subsidiaries as of December 31, 1998 and 1997, and the related statements of income and comprehensive income, changes in stockholders' equity, and cash flows for the years ended December 31, 1998, 1997, and 1996. These financial statements are the responsibility of Columbia Bancorp's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Columbia Bancorp and Subsidiaries as of December 31, 1998 and 1997, and the results of its operations and cash flows for the years ended December 31, 1998, 1997, and 1996, in conformity with generally accepted accounting principles.

                                             Moss Adams LLP
                                             Portland, Oregon
                                             January 28, 1999

                                      [26]


   COLUMBIA BANCORP AND COLUMBIA RIVER BANK BOARD OF DIRECTORS

     The directors of Columbia Bancorp and Columbia River Bank bring their experience in business and community projects to their work as board members.

ROBERT L.R. BAILEY has been a director of Columbia Bancorp since its formation and a director of Columbia River Bank since 1977. Mr. Bailey is the president and general manager of Orchard View Farms, Inc., a fruit growing and packing company headquartered in The Dalles, Oregon.

DENNIS CARVER was elected to the Columbia Bancorp Board in 1997 and was previously a director of Klickitat Valley Bank since 1984. He was elected to the Board of Columbia River Bank in 1996. He has worked as a chiropractor in Goldendale, Washington, since 1973, and presently runs the Goldendale Chiropractic Clinic.


DONALD T. MITCHELL has been a director of Columbia Bancorp since its inception and has served as Chairman since December 18, 1998. He was a director of Juniper Banking Company. Since 1982, he has been a partner in Lacy Forest Products, a lumber brokerage firm.

CHARLES F. BEARDSLEY has served as a director of Columbia Bancorp since its formation, and as a director of Columbia River Bank since April 1994. Since 1972 Mr. Beardsley has been a principal owner of Hershner & Bell Realty, a real estate brokerage firm, and of Hershner & Bell-Farrell Agency, an insurance agency, both in Hood River, Oregon.

WILLIAM A. BOOTH has served as a director of Columbia Bancorp since its formation, and as a director of Columbia River Bank since 1977. Since 1968 Mr. Booth has been a principal in Booth & Kelly Insurance and Real Estate, a real estate and insurance agency in The Dalles, Oregon.

TERRY L. COCHRAN has been a director and Chief Executive Officer of Columbia Bancorp since its inception and has been Columbia River Bank's Chief Executive Officer and a director since 1981. After Columbia Bancorp acquired Valley Community Bank in 1998, he was elected to the board of that bank.

JANE F. LEE was elected to the Columbia Bancorp Board in 1977 and has been a director of Klickitat Valley Bank since 1987. She was elected to the board of Columbia River Bank in 1996. She has worked in cattle ranching and hay operations since 1972, and is the president of the Washington State Association of Cattle Women.

JEAN MCKINNEY has been a director of Columbia Bancorp since its formation, and has been a director of Columbia River Bank since April 1994. Ms. McKinney has served for over 20 years as president and business manager of McKinney Ranches, Inc., a grain farming business in Wasco, Oregon.

JAMES B. ROBERSON was elected to the Columbia Bancorp Board in 1998 and has been a director of Klickitat Valley Bank since 1977. He became a director of Columbia River Bank in 1996. Prior to his retirement in 1996, Mr. Roberson was an optometrist in the Bingen/White Salmon, Washington area for 34 years.

GREG WALDEN has been a director of Columbia Bancorp since its formation, and has been director of Columbia River Bank since April 1994. Congressman Walden was elected to the U.S. House of Representatives in 1998. Since 1986, he has served as president of Columbia Gorge Broadcasters, Inc. in Hood River, Oregon.


TED M. FREEMAN was director of Juniper Banking Company for eight years. He served as chairman of its Board for a number of years prior to its merger with Columbia River Bank, and became a director of Columbia River Bank following the merger. Prior to his retirement in 1993, Mr. Freeman managed a seed, fertilizer, and grain business for 35 years.

                                  [PHOTOGRAPH]

Pictured from left to right, front row: Ted Freeman and Jane Lee. 2nd row: Jean McKinney, James Roberson, Donald Mitchell. 3rd row: Charles Beardsley, Terry Cochran, Greg Walden, William Booth. Back row; Dennis Carver and Robert Bailey.

                                      [27]

                                  [PHOTOGRAPH]

Pictured from left to right, Terry L. Cochran, Dan Corrigan, Ward Eason, Jim Doran, Ray Kauer and Bruce G. Bryant.


   VALLEY COMMUNITY BANK BOARD OF DIRECTORS

DAN CORRIGAN, founding Board Member since 1983 and original Board Chairman. Mr. Corrigan has lived in the area for several years and operates an insurance agency and financial planning firm.

JIM DORAN has been a director since 1986 and serves as Vice Chairman. Mr. Doran operates three local new car dealerships and has been in the McMinnville area since the early 1980's.

WARD EASON has been a director since 1986 and currently serves as Board Chairman. Mr. Eason is a part-time farmer and real estate salesman.

RAY KAUER, founding Board member since 1983 and has been actively involved in the area as a farmer and a real estate developer.

TERRY L. COCHRAN has been a director and Chief Executive Officer of Columbia Bancorp since its inception and has been Columbia River Bank's Chief Executive Officer and a director since 1981. After Columbia Bancorp acquired Valley Community Bank in 1998, he was elected to the Valley Community Bank Board of Directors.

NORMAN BERNARDS, (not pictured) founding Board Member since 1983 and lifetime resident of the McMinnville area with extensive family ties in the county. Formerly owned a local John Deere dealership and has since retired.

                                  [PHOTOGRAPH]

VALLEY COMMUNITY BANK MANAGEMENT TEAM

BRUCE G. BRYANT, (on left) President. Mr. Bryant joined Valley Community Bank in April 1987 as president and director. He also serves as the loan administrator and investment officer. He is a graduate of the University of Oregon and has a MBA from Portland State University.

JON R. JOHNSON, (on right) Vice President & Cashier. Mr. Johnson has been part of senior management since June 1993, and is responsible for overall operating activities including data processing and human resources. He is a graduate of the University of North Dakota with a business degree.

RICK A. ANDERSEN, (not pictured) Vice President/Loans. Mr. Andersen joined the bank in 1997 as a lending officer. He holds a business degree from Iowa State University.

                                      [28]


   COLUMBIA BANCORP AND COLUMBIA RIVER BANK EXECUTIVE OFFICERS

TERRY L. COCHRAN, President and Chief Executive Officer. Mr.
Cochran has been a director and Chief Executive Officer of Columbia Bancorp since its inception and has been Columbia River Bank's Chief Executive Officer and a director since 1981. After Columbia Bancorp acquired Valley Community Bank in 1998, he was elected to the board of Valley Community Bank. He holds an A.A. degree from Yakima Valley College, a B.A. degree in Business Administration from Washington State University, and is a graduate of Pacific Coast Banking School at the University of Washington.

JAMES C. MC CALL, Executive Vice President and Chief Lending
Officer of Columbia River Bank. Mr. McCall has been employed by CRB since April 1982, and performed the duties of Chief Lending Officer Since November 1988. He holds a B.S. degree in Business from Oregon State University, and is a 1993 graduate of the Pacific Coast Banking School at the University of Washington. Mr. McCall has 29 years of banking experience. He presently is a director of Network of Oregon Affordable Housing, and is past Chairman of the Oregon Bankers Association Lending Committee.

CRAIG J. ORTEGA, Executive Vice President and Head of Community Banking of Columbia River Bank. Mr. Ortega has performed these duties since July of 1997. Prior to that, he was manager of CRB's Hood River branch. He attended Blue Mountain Community College and holds a B.S. degree in Business Administration from Eastern Oregon State College, and is a graduate of the Pacific Coast Banking School at the University of Washington.

NEAL T. MC LAUGHLIN, Executive Vice President and Chief Financial Officer of Columbia Bancorp and Columbia River Bank. Mr.
McLaughlin has performed these duties since July of 1997. He has held a number of positions with CRB and most recently was Vice President and Controller. He holds a B.S. degree in Accounting from the University of Oregon, and is also a Certified Public Accountant in the State of Oregon. He is a graduate of the Northwest Intermediate Banking School and the Northwest Intermediate Commercial Lending School, and has attended the Pacific Coast Banking School at the University of Washing-ton. Mr. McLaughlin is a member of the Financial Officers/Investment Committee of the Oregon Bankers Association.

Pictured from left to right, Terry L. Cochran, James C. McCall, Craig J. Ortega and Neal T. McLaughlin.

                                  [PHOTOGRAPH]

                                      [29]

                                  [PHOTOGRAPH]

Pictured from left to right, Ann Marie Jelderks, Regena Kepler, Phil Hamilton, Tom McDonald and Charla Herman.


   COLUMBIA RIVER BANK DEPARTMENT HEADS

PHIL S. HAMILTON, Vice President of Residential Lending and Manager of Columbia River Bank Mortgage Group. Phil organized the Mortgage Group in 1997 and is recognized for his strategic and business planning expertise, team building and organizational development. Phil's keen understanding and structuring of strategic real estate alliances has been a proven success in Central Oregon. Phil is a member of the Board of Realtors, Oregon Mortgage Bankers Association, National Mortgage Bankers Association and Mount Bachelor Rotary Club.

CHARLA L. HERMAN, Assistant Vice President and Human Resource Director. Charla was instrumental in setting up the operations of a Human Resource Department in 1992. She has been in banking for 20 years and has extensive knowledge in human resource management. Charla is currently involved as the Secretary of the Wahtonka High School Booster Club and Treasurer for the Society of Human Resource Management.

TOM P. MC DONALD, Vice President & Lending Group Manager. Tom helped organize the Bend lending group for Columbia River Bank which specializes in construction and small business lending and relationship management. Tom is a Board member of the Bend Little League program.

REGENA E. KEPLER, Assistant Vice President and Bankcard Manager. Regena spearheaded the organization of the bankcard department in 1994. She has been in banking for 22 years and through this experience has a broad range of knowledge in operations and management. Regena is an Ambassador for The Dalles Chamber of Commerce and a Board member of the Northwest Credit Card Association.

ANN MARIE JELDERKS, Vice President and Manager of Financial Services. Ann Marie helped organize the financial services department in 1990 and is a joint employee of Primevest. She has 18 years in the investment services area. Her real estate, business, and teaching background enable her to take an educational approach to investing. She is currently involved in Rotary and is director of citizens for the Columbia Gorge Discovery Center.

                                      [30]


   COLUMBIA RIVER BANK BRANCH MANAGERS

MIKE TESTERMAN, Asst. Vice President & Branch Manager, Bend. Mike has 11 years experience in banking including branch operations, internal auditing, management, consumer, construction and commercial lending. He has been with Columbia River Bank since 1997. He is active in the COIC Finance Committee, Central Oregon Economic Development Council and has taught classes for the American Institute of Banking.

NORM GLOVER, Sr. Vice President & Branch Manager, Goldendale. Norm has 33 years of banking experience. He is responsible for overall management of the branch's operations with a primary focus on lending. Norm is an active member of the Goldendale Chamber of Commerce and Kiwanas Club.

MARSHALL CORNETT, Vice President & Branch Manager, Hood River. With 25 years of banking experience, Marshall provides key knowledge for reaching sales goals and optimizing market development. His supervision includes personnel, planning and results management. Marshall is actively involved with the Hood River Memorial Hospital Board of Directors and many community volunteer groups.

KYLE SAGER, Vice President & Branch Manager, Redmond. Kyle has nearly 40 years of banking experience. His extensive background provides a large network of knowledge, benefiting his co-workers and customers. Kyle is a member of the Executive Committee for the Redmond Economic Development Assistance Partnership, and a board member of the Redmond Rotary Club.

GARY HERTEL, Sr. Vice President & Branch Manager, The Dalles. Gary puts his 30 years of banking experience to use as he effectively manages a large commercial/agricultural loan portfolio. Gary has been a member of the Lions Club for 27 years, a member of The Dalles Chamber of Commerce, and an active supporter of local youth sport programs.

BILL HUMPHREYS, Vice President & Branch Manager, White Salmon. Bill is a fourth generation banker, with eight years banking experience. A graduate of the University of Oregon, he is now attending the University of Wisconsin Graduate School of Banking. Bill joined Klickitat Valley Bank as its manager in April 1997. He serves on the Skyline Hospital Foundation Board and is a member of the White Salmon Rotary.

PETE MCCABE, Vice President & Branch Manager, Madras. Pete is a native Central Oregonian with 14 years banking experience. He graduated with honors from the Northwest Agriculture Credit School. He is also a graduate of the Northwest Intermediate Banking School. Pete is an active member of the Lions Club and an advisory board member for Madras High School's business department. He is also chairman for the Oregon Banker's Association Ag Committee.

Sandi Olson, Asst. Vice President & Branch Manager, The Dalles, Westside Branch. Sandi has 17 years experience in the banking industry and provides her expertise in customer relations, sales and loans. She is a member of the Regional Strategies Board, serves on the budget committees for Columbia Gorge Community College and the Port of The Dalles and is a director of citizens for the Columbia Gorge Discovery Center.

SHANE CORREA, Vice President & Branch Manager, Hermiston. Shane was instrumental in setting up and opening the Hermiston branch, and leads his team in commercial and agricultural lending as well as overall management of the branch. Shane is involved in the Pendleton Rotary Club and is a member of the Greater Eastern Oregon Development Corporation Loan Committee.

HAP COOLEY, Vice President & Branch Manager, Pendleton. Hap was instrumental in setting up and opening the Pendleton branch. He has 27 years of banking experience and provides extensive experience in management, sales and operations. Hap is currently on the Board of St. Anthony Hospital, the executive committee for the City of Pendleton Economic Development, and a member of the Pendleton Chamber of Commerce.

Pictured from left to right, front: Gary Hertel, Sandi Olson, Marshall Cornett.
Back: Hap Cooley, Pete McCabe, Bill Humphreys, Shane Correa and Kyle Sager. Not pictured: Norman Glover and Mike Testerman.

                                  [PHOTOGRAPH]

                                      [31]

BANKING SERVICES                                         OTHER SERVICE LOCATIONS

PERSONAL DEPOSIT                   BUSINESS DEPOSIT SERVICES          MAUPIN (ATM Only)
SERVICES                           Regular Business Checking          Deschutes Avenue
Regular Checking                   Interest Business Checking         Maupin, Oregon 97037
Interest Checking                  Merchant Visa and Mastercard
Budget Checking                    Business Money Market              VALLEY COMMUNITY BANK
Senior Citizen Checking            Analysis Checking                  Hillside Manor Retirement Center
Money Market Account                                                  900 NW Hill Road
Statement Savings                  CONVENIENCE SERVICES               McMinnville, Oregon 97128
Minor Savings                      24 Hour ATM                        503/435-0371
Time Certificates of Deposit       24 Hour Telephone Banking
Safe Deposit Boxes                 Mail Banking                       COLUMBIA RIVER BANK MORTGAGE GROUP
Visa Check Card (Debit Card)       Automatic Direct Deposit           1701 NE Third Street, Suite B
Official Checks                    Automatic Loan Payments            Bend, Oregon 97701
Overdraft Protection               Drive-Up Tellers                   541/330-0261
Wire Transfers
                                   LOAN SERVICES                      COLUMBIA RIVER BANK LENDING GROUP
                                   Personal Loans                     1701 NE Third Street, Suite C
                                   Line Plus+                         Bend, Oregon 97701
                                   Credit Life Insurance              541/617-6061
                                   Mortgage Loans
                                   Business Loans                     PRIMEVEST FINANCIAL SERVICES, INC.
                                   Term Loans                         316 E. Third Street
                                   Credit Lines                       The Dalles, Oregon 97058
                                   Equipment Financing                541/298-6646
                                   Construction Financing
                                   Equity Lines of Credit             SHEVLIN CENTER BRANCH (Opening mid-1999)
                                   Automobile Loans                   925 SW Emkay Drive
                                                                      Bend, Oregon 97701

                                      [32]


                      CORPORATE AND SHAREHOLDER INFORMATION

STOCK TRADING MARKET                         ADMINISTRATION                       VALLEY COMMUNITY BANK
                                                                                  ADMINISTRATIVE OFFICE
Columbia Bancorp common stock is quoted      COLUMBIA BANCORP AND                 723 N. Baker
on the NASDAQ National Market under the      COLUMBIA RIVER BANK                  McMinnville, Oregon 97128
symbol CBBO.                                 ADMINISTRATIVE OFFICE                503/472-0534
                                             420 E. Third Street, Suite 200       fax: 503/472-0538
TRANSFER AGENT                               PO Box 1050
                                             The Dalles, Oregon 97058             MCMINNVILLE --
Shareholder Relations                        541/298-6649                         VALLEY COMMUNITY BANK
Norwest Bank Minnesota, NA                   fax: 541/298-3157                    723 N. Baker
PO Box 64854                                                                      McMinnville, Oregon 97128
St. Paul, Minnesota 55164-0854               BANKING OFFICES                      503/472-0534
1-800-468-9716
                                             OREGON                               HERMISTON
OUTSIDE COUNSEL                              THE DALLES                           1055 S. Hwy. 395, Suite 323
Bennett H. Goldstein                         316 E. Third Street                  PO Box 827
Attorney At Law                              PO Box 1030                          Hermiston, Oregon 97838
2548 SW St. Helens Court                     The Dalles, Oregon 97058             541/564-6800
Portland, Oregon 97201                       541/298-6647
                                                                                  PENDLETON
INDEPENDENT AUDITORS                         THE DALLES WESTSIDE                  16 SE Court Avenue
Moss Adams, LLP                              520 Mt. Hood Street                  PO Box 848
1001 SW Fifth Avenue, Suite 1700             PO Box 1030                          Pendleton, Oregon 97801
Portland, Oregon 97204-1152                  The Dalles, Oregon 97058             541/278-1796
                                             541/296-1157
INVESTOR RELATIONS                                                                WASHINGTON
Len Cereghino & Company, Oregon              HOOD RIVER                           WHITE SALMON
928 SE 35th Avenue                           2650 Cascade Avenue                  390 NE Tohomish Street
Portland, Oregon 97214                       PO Box 980                           PO Box 279
                                             Hood River, Oregon 97031             White Salmon, Washington 98672
                                             541/387-2444                         509/493-2500

                                             MADRAS                               GOLDENDALE
                                             624 SW Fourth Street                 202 W. Main Street
                                             PO Box 0 Madras, Oregon 97741        PO Box 167
                                             541/475-7221                         Goldendale, Washington 98620
                                                                                  509/773-5716
                                             BEND
                                             1701 NE Third Street
                                             Bend, Oregon 97701
                                             541/330-1701

                                             REDMOND
                                             434 N. Fifth Street
                                             PO Box 520
                                             Redmond, Oregon 97756
                                             541/923-3702

[COLUMBIA BANCORP LOGO]

420 EAST THIRD STREET, SUITE 200
PO BOX 1050
THE DALLES, OREGON 97058