Form 10-K, Exhibit 13
period 1999-12-31
COLUMBIA BANCORP \OR\
filed 2000-03-30
CIK 1010002

                                                                   EXHIBIT 13.1
FINANCIAL REVIEW

Selected Financial Information                               10
Management's Discussion and Analysis                         11
Consolidated Balance Sheets                                  16
Consolidated Statements of Income and
  Comprehensive Income                                       17
Consolidated Statements of Changes in
  Stockholders' Equity                                       18
Consolidated Statements of Cash Flows                        19
Notes to Consolidated Financial Statements                   20
Independent Auditor's Report                                 34
Columbia Bancorp and Columbia River Bank
  Executives and Other Vice Presidents                       34
Columbia River Bank
  Branch Managers and Branch Locations                       35
Corporate and Shareholder Information                        36
Board of Directors                                           37

                  Financial Condition and Results of Operations
                             Selected Financial Data

YEARS ENDING DECEMBER 31,
(dollars in thousands)                      1999              1998              1997               1996              1995
-------------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA
Interest income                          $    26,883       $    21,328       $    18,144        $    15,385       $    13,815
Interest expense                               8,568             7,205             6,270              5,746             5,216
-------------------------------------------------------------------------------------------------------------------------------
     Net interest income                      18,315            14,123            11,874              9,639             8,599
Loan loss provision                            1,005             1,000               581                246                88
-------------------------------------------------------------------------------------------------------------------------------
Net interest income after provision
 for loan losses                              17,310            13,123            11,293              9,393             8,511
Noninterest income                             5,784             4,678             2,481              1,799             1,552
Noninterest expense                           14,976            10,633             8,092              7,180             6,495
-------------------------------------------------------------------------------------------------------------------------------
Income before provision for
 income taxes                                  8,118             7,168             5,682              4,012             3,568
Provision for income taxes                     3,105             2,450             1,795              1,285             1,079
-------------------------------------------------------------------------------------------------------------------------------
     Net income                          $     5,013       $     4,718       $     3,887        $     2,727       $     2,489
===============================================================================================================================
DIVIDENDS
Cash dividends declared                  $     1,999       $     1,587       $       842        $       882       $       555
Ratio of dividends declared
 to net income                                 39.88%            33.64%            21.67%             32.37%            22.30%
Per Share Data
Earnings Per Share
  Basic earnings per common share        $      0.63       $      0.67       $      0.57        $      0.41       $      0.37
  Diluted earnings per common share             0.62              0.65              0.55               0.40              0.36
Cash Earnings Per Share
  Basic earnings per common share        $      0.71       $      0.68       $      0.57        $      0.41       $      0.37
  Diluted earnings per common share             0.70              0.66              0.55               0.40              0.36
Weighted average shares outstanding
  Basic                                        7,985             7,066             6,813              6,732             6,693
  Diluted                                      8,090             7,238             7,013              6,847             6,842

BALANCE SHEET DATA
Investment securities                    $    62,333       $    47,894       $    48,804        $    51,484       $    49,454
Loans, net                                   246,975           206,551           155,219            118,228           104,178
Total assets                                 361,241           342,413           231,827            200,302           178,486
Total deposits                               310,910           295,680           201,568            178,744           158,874
Shareholders' equity                          37,322            34,756            22,987             19,533            17,484

SELECTED RATIOS
Return on average assets                        1.44%             1.83%             1.77%              1.45%             1.46%
Return on average equity                       13.90             18.10             18.37              14.91             15.45
Total loans to deposits                        79.44             69.86             77.00              66.14             65.57
Net interest margin(1)                          6.17              6.19              6.15               5.74              5.67
Efficiency ratio                               62.14             56.56             56.37              62.77             63.98
Cash efficiency ratio                          59.53             56.28             56.37              62.77             63.98

ASSET QUALITY RATIOS
Reserve for loans losses to:
  Nonperforming assets                        553.45%           108.82%           112.65%            384.17%           291.30%
  Ending total loans                            1.32              1.13              1.04               0.83              1.02
Nonperforming assets to ending
 total assets                                   0.16              0.64              0.63               0.04              0.21
Net loan charge offs (recoveries)
 to average loans                               0.04              0.38             (0.04)              0.29             (0.03)

CAPITAL RATIOS
Average shareholders' equity to
 average assets                                10.40%            10.12%             9.62%              9.73%             9.48%
Tier 1 capital ratio                           10.20             10.90             13.70              14.20             14.40
Total risk-based capital ratio                 11.30             11.90             14.70              14.90             15.20
Leverage ratio                                  8.30              8.90             10.60               9.90              9.90

(1) Interest earned on nontaxable securities has been computed on a 34% tax equivalent basis.

                      Management's Discussion and Analysis

Stock Price and Dividends

The common stock of Columbia Bancorp ("Columbia") trades on the Nasdaq National Market under the symbol "CBBO". Beginning in January 1998, several brokerage firms began serving as market makers for the stock and the stock became available on the OTC Bulletin Board. Trading in Columbia's stock on Nasdaq commenced on November 6, 1998. The respective high and low sale prices of Columbia's common stock for the periods indicated are shown below. All prices for the periods shown have been adjusted for all stock splits. Prices do not include retail markups, markdowns, or commissions, and may not represent actual transactions. As of February 3, 2000, Columbia's stock was held of record by approximately 1,100 shareholders.

                            1999                                  1998
                  ------------------------------   -------------------------------
                                   Cash Dividend                     Cash Dividend
                   High     Low       Declared      High     Low       Declared
----------------------------------------------------------------------------------
First Quarter     $ 9.13   $ 8.25      $ 0.06      $12.00   $ 8.17      $ 0.05
Second Quarter    $ 9.13   $ 7.44      $ 0.06      $11.63   $10.13      $ 0.05
Third Quarter     $ 8.13   $ 6.25      $ 0.06      $10.75   $ 9.00      $ 0.06
Fourth Quarter    $ 8.25   $ 6.25      $ 0.07      $ 9.37   $ 8.25      $ 0.06

Overview

From its origins as a one-branch bank in The Dalles, Columbia has grown as a result of merger and acquisition activity, new branch openings, the introduction of new business lines, and the expansion and cross-marketing of its existing products and community-bank lending expertise. In 1995, Columbia River Bank ("CRB") merged with Juniper Banking Company. In 1996, Columbia was formed as CRB's holding company, and Columbia acquired Washington-based Klickitat Valley Bank. Further growth came from CRB's Hood River and Bend branch openings, and from the expansion in 1997 of CRB's residential mortgage business. In September 1998, CRB opened a new branch in Hermiston, Oregon and in November, Columbia acquired Valley Community Bank. In 1999, CRB opened a new branch in Pendleton, Oregon in January, completed construction and opened a second Bend branch in August, and opened its first branch in Newberg, Oregon in November. Collectively, these growth and acquisition activities have enabled Columbia to diversify its portfolio and its operating risk over several market areas and local economies.

Columbia's goal is to grow its earning assets while maintaining a high return on equity and keeping asset quality high. The key to this, in Columbia's view, is to emphasize personal, quality banking products and services for its customers, to hire and retain competent branch management and administrative personnel, and to respond quickly to customer demand and growth opportunities. Columbia also intends to increase its market penetration in its existing markets, and to expand into new markets through further suitable acquisitions and through new branch openings. Columbia's goal is to increase earning assets without compromising its commitment to high asset quality.

As of December 31, 1999, Columbia had total assets of $361.24 million, total deposits of $310.91 million and shareholders' equity of $37.32 million. Columbia's net income for the year ended December 31, 1999, was $5.01 million, which was Columbia's 12th consecutive year of increasingly higher net income. For the year ended December 31, 1999, Columbia's return on average assets was 1.44% and return on average equity was 13.90%. Since the year ended December 31, 1994, it has increased earnings by an average of 22.90% per year and achieved an average return on average assets of 1.57%. During the same period, Columbia achieved an average return on average equity of 16.21% while sustaining high asset quality.

Results of Operations

NET INTEREST INCOME

Net interest income, before provision for loan loss, for the year ended December 31, 1999 was $18.32 million, an increase of 29.68% compared to net interest income of $14.12 million in 1998, an increase of 18.94% compared to net interest income of $11.87 million in 1997. The overall tax-equivalent earning asset yield was 8.98% in 1999 compared to 9.25% in 1998 and 9.30% in 1997. For the same years, rates on interest-bearing liabilities were 3.60%, 3.97%, and 4.01%, respectively. These results were primarily due to an increase in the volume of earning assets and the growth of noninterest-bearing deposits. For the three-year period 1997 through 1999, the average yield on earning assets decreased 0.32% while rates paid on interest-bearing liabilities decreased by 0.41%. Average loans increased 57.76% while average noninterest-bearing deposits increased 82.77%.

ANALYSIS OF NET INTEREST INCOME

The following table presents information regarding yields on interest-earning assets, expense on interest-bearing liabilities and net yields on interest-earning assets for the period indicated.

                                                     Year Ended December 31,             Increase                Change
                                              ----------------------------------    --------------------     ---------------
(dollars in thousands)                           1999        1998         1997        99-98       98-97      99-98    98-97
----------------------------------------------------------------------------------------------------------------------------
Interest and fee income(1)                    $  27,400   $  21,764    $  18,522    $  5,636    $  3,242     25.90%   17.50%
Interest expense                              $   8,568   $   7,205    $   6,270    $  1,363    $    935     18.92%   14.91%
Net interest income before
 provision for loan loss(1)                   $  18,832   $  14,559    $  12,252    $  4,273    $  2,307     29.35%   18.83%
Average interest earning assets               $ 305,287   $ 235,277    $ 199,265    $ 70,010    $ 36,012     29.76%   18.07%
Average interest bearing liabilities          $ 238,646   $ 181,400    $ 156,405    $ 57,246    $ 24,995     31.56%   15.98%
Average interest earning assets/
 interest bearing liabilities                    127.92%     129.70%      127.40%      (1.78)       2.30
Average yields earned(1)                           8.98%       9.25%        9.30%      (0.27)      (0.05)
Average rates paid                                 3.60%       3.97%        4.01%      (0.37)      (0.04)
Net interest spread(1)                             5.38%       5.28%        5.29%       0.10       (0.01)
Net interest margin(1)                             6.17%       6.19%        6.15%      (0.02)       0.04

(1) Tax-exempt income has been subjected to a tax-equivalent basis at 34%.

Total interest-earning assets averaged $305.29 million for the year ended December 31, 1999, compared to $235.28 million for the corresponding period in 1998. Most of the increase was due to an increase in loans. Increases in the loan portfolio are attributed to the acquisition of Valley Community Bank, opportunities afforded by the banking industry's consolidation and the closure of competitors' branches in Columbia's market areas, and the hiring of additional senior lending personnel in strategic branch locations and administrative capacities.

Interest-bearing liabilities averaged $238.65 million for the year ended December 31, 1999 compared to $181.40 million during the same period in 1998. Although further competitive pressure is expected in expanding deposit relationships, management, as a matter of policy, does not seek to attract high-priced, brokered deposits. In the near-term, management does not anticipate Columbia's net interest margins will be significantly impacted by competitive pressure for deposit accounts.

Loans, which generally carry a higher yield than investment securities and other earning assets, comprised 72.81% of average earning assets during 1999, compared to 74.63% in 1998 and 70.71% in 1997. During the same periods, average yields on loans were 10.12% in 1999, 10.22% in 1998, and 10.48% in 1997. Investment
securities comprised 19.43% of average earning assets in 1999, which was down from 20.62% in 1998 and 26.06% in 1997. Tax equivalent interest yields on investment securities have ranged from 6.27% in 1999 to 6.54% in 1998 and 6.57% in 1997.

Interest cost, as a percentage of earning assets, decreased to 2.81% in 1999, compared to 3.06% in 1998 and 3.15% in 1997. Local competitive pricing conditions and funding needs for Columbia's investments in loans have been the primary determinants of rates paid for deposits during these three years.

PROVISION FOR LOAN LOSSES

The provision for loan losses represents charges made to earnings to maintain an adequate allowance for loan losses. The allowance is maintained at an amount believed to be sufficient to absorb losses in the loan portfolio. Factors considered in establishing an appropriate allowance include a careful assessment of the financial condition of the borrower; a realistic determination of the value and adequacy of underlying collateral; the condition of the local economy and the condition of the specific industry of the borrower; a comprehensive analysis of the levels and trends of loan categories; and a review of delinquent and classified loans.

                                                                  Years Ended December 31,
                                         ---------------------------------------------------------------------------
(dollars in thousands)                      1999            1998           1997             1996            1995
--------------------------------------------------------------------------------------------------------------------
Outstanding loans at end of period,
 net of unearned interest income         $ 250,274       $ 208,932       $ 156,858        $ 119,223       $ 105,250
Net charge-offs (recoveries)             $      86       $     669       $     (63)       $     324       $     (29)
Ratio of net loans charged-off
 (recovered) to average
 outstanding loans                            0.04%           0.38%          (0.04)%           0.29%          (0.03)%

For the year ended December 31, 1999, loan charge-offs exceeded recoveries by $86,000 as compared to 1998, when loan charge-offs exceeded recoveries by $669,000. Nearly one-third of the loss experienced in 1998 was due to a loss from one loan. All remaining net charge-offs incurred by Columbia were smaller in amount and generally distributed evenly among all other branch locations.

NONINTEREST INCOME

Total noninterest income increased through year-end 1999 from 1997. Over this three-year period, noninterest income has increased from $2.48 million in 1997, to $4.68 million in 1998, and to $5.78 million in 1999. Noninterest income is primarily derived from service charges and related fees, as well as mortgage origination and processing fees. Such income increased $1.11 million, or 23.64% for the year ended December 31, 1999, compared to the year ended December 31, 1998. The principal reason for this increase was income generated by Columbia's mortgage lending division, which was formed in September of 1997, and which operates under the name "Columbia River Bank Mortgage Group." For the year ended 1999, this division generated $1.85 million in income from originating, processing, servicing, and selling mortgage loans. The increase was also the result of increasing deposit volumes and related service fees. Service charges were $2.19 million for the year ended December 31, 1999, compared to $1.74 million for the year ended December 31, 1998, and $1.55 million for the year ended December 31, 1997. Management attributes the 25.35% increase in 1999 to the increase in customers served at all of Columbia's branches. The remainder of the increase in noninterest income is primarily attributable to improved revenues received from credit card discounts and fees, investment fee income provided by Columbia's financial services department, and other noninterest fees and charges.

NONINTEREST EXPENSE

Noninterest expenses consist principally of employees' salaries and benefits, occupancy costs, data processing expenses and other noninterest expenses. A measure of Columbia's ability to contain noninterest expenses is the efficiency ratio. For the year ended December 31, 1999, the cash basis efficiency ratio had slipped to 59.53% compared to 56.28% for the corresponding period of 1998. The decline in the efficiency ratio primarily reflects increased expenses.

Noninterest expense was $14.98 million for the year ended December 31, 1999 an increase of $4.34 million for the year ended December 31, 1998. This was due to an increase in staffing costs, as well as increases in other key operating costs such as occupancy expense, data processing expenses and other noninterest expense. The additional expenses related primarily to costs associated with the opening of three branches in 1999 as well as one-time non-recurring charges in 1999 for Y2K compliance, a technology study and the combination of the two subsidiary banks.

INCOME TAXES

The provision for income taxes was $3.11 million in 1999, $2.45 million in 1998 and $1.80 million in 1997. The provision resulted in effective combined federal and state tax rates of 38.25% in 1999, 34.18% in 1998, and 31.60% in 1997. The growth of the effective tax rate in 1999 is primarily due to the effect of nondeductible goodwill amortization. The effective tax rates differ from combined estimated statutory rates of 38% principally due to the effects of nontaxable interest income which is recognized for book but not for tax purposes. In addition, Columbia's state income tax rate was reduced from 6.6% to 3.81% in 1997 as a result of surplus revenues received by the State of Oregon.

LOANS

Columbia's loan policies and procedures establish the basic guidelines governing its lending operations. Generally, the guidelines address the types of loans that Columbia seeks, target markets, underwriting and collateral requirements, terms, interest rate and yield considerations, and compliance with laws and regulations. All loans or credit lines are subject to approval procedures and amount limitations. These limitations apply to the borrower's total outstanding indebtedness to Columbia, including the indebtedness of any guarantor. The policies are reviewed and approved at least annually by the Board of Directors of CRB.

Net outstanding loans totaled $246.98 at December 31, 1999, representing an increase of $40.43 million, or 19.57% compared to $206.55 million as of December 31, 1998. Loan commitments grew to $82.69 million as of December 31, 1999, representing an increase of $25.03 million over year-end 1998. Net outstanding loans were $155.22 million at December 31, 1997.

Columbia's net loan portfolio at December 31, 1999, includes loans secured by real estate (53.47% of total), commercial loans (24.98% of total), agricultural loans (15.50% of total) and consumer loans (7.77% of total). These percentages are generally consistent with previous reporting periods. Loans secured by real estate include loans made for purposes other than financing purchases of real property, such as inventory financing and equipment purchases, where real property serves as collateral for the loan.

ASSET-LIABILITY MANAGEMENT AND INTEREST RATE SENSITIVITY

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

Rising and falling interest rate environments can have various effects on a bank's net interest income, depending on the interest rate gap, the relative changes in interest rates that occur when assets and liabilities are repriced, unscheduled repayments of loans, early withdrawals of deposits and other factors.

The following table sets forth the dollar amount of maturing interest-earning assets and interest-bearing liabilities at December 31, 1999, and the difference between them for the maturing or repricing periods indicated. The amounts in the table are derived from Columbia's internal data, which varies from amounts classified in its financial statements, and, although the information may be useful as a general measure of interest rate risk, the data could be significantly affected by external factors such as prepayments of loans or early withdrawals of deposits. Each of these may greatly influence the timing and extent of actual repricing of interest-earning assets and interest-bearing liabilities.

                                                         December 31, 1999
                                        ----------------------------------------------------
                                         Variable     Less Than     One Year
(dollars in thousands)                     Rate       One Year      or Longer       Total
--------------------------------------------------------------------------------------------
ASSETS
Investments                             $   1,592     $   2,611     $  64,991     $  69,194
Loans                                     101,102        32,438       113,435       246,975
--------------------------------------------------------------------------------------------
Total assets                              102,694        35,049       178,426       316,169

LIABILITIES
Core deposits                             170,288        52,689        70,326       293,303
Jumbo CDs                                      --        17,687         1,296        18,983
Borrowings                                  9,272            --         1,598        10,870
--------------------------------------------------------------------------------------------
Total liabilities                         179,560        70,376        73,220       323,156
--------------------------------------------------------------------------------------------
Net position                              (76,866)      (35,327)      105,206        (6,987)
--------------------------------------------------------------------------------------------
Net cumulative position                 $ (76,866)    $(112,193)    $  (6,987)
============================================================================================
Cumulative Gap as a percent of assets      (21.28)%      (31.06)%       (1.93)%
============================================================================================

The net cumulative gap position is somewhat negative since more liabilities than assets reprice during the next year. This exposure to increasing rates is currently exaggerated by "sticky" deposit rates (not expected to reprice rapidly in increasing rate environment). However, Columbia's asset rates change more than deposit rates, and management feels Columbia's asset yields will change more than cost of funds when rates change.

Management believes that Columbia has relatively low interest rate risk that is somewhat asset-sensitive. The net interest margin should increase slightly when rates increase and shrink somewhat when rates fall. This interest rate risk is driven by concentration of rate sensitive variable rate and short-term commercial loans, one of Columbia's major business lines. Columbia does have significant amounts of fixed rate loans to offset most of the impact from repricing of short-term loans. However, there can be no assurance that fluctuations in interest rates will not have a material adverse impact on Columbia.

Columbia's sensitivity to gains or losses in future earnings due to hypothetical decreases or increases in interest rates is as follows:

                          Increase or    Financial Impact
                          Decrease in         on Net
                        Interest Rates    Interest Margin
---------------------------------------------------------
                              2%            $ 1,014,000
                              1%            $   507,000
                             -1%            $  (507,000)
                             -2%            $(1,014,000)

LIQUIDITY

Columbia has adopted policies to maintain a relatively liquid position to enable it to respond to changes in the financial environment and ensure sufficient funds are available to meet customers' needs for borrowing and deposit withdrawals. Generally, Columbia's major sources of liquidity are customer deposits, sales and maturities of investment securities, the use of federal funds markets and net cash provided by operating activities. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and unscheduled loan prepayments, which are influenced by general interest rate levels, interest rates available on other investments, competition, economic conditions, and other factors, are not. Liquid asset balances include cash, amounts due from other banks, federal funds sold, and securities available-for-sale and securities held-to-maturity with maturities in the next three months. At December 31, 1999, these liquid assets totaled $67.04 million or 18.56% of total assets as compared to $95.88 million or 28.00% of total assets at December 31, 1998. Another source of liquidity is the ability to borrow from the Federal Home Loan Bank of Seattle and other correspondent banks.

An analysis of liquidity also includes a review of the changes that appear in the consolidated statements of cash flows for the year ended December 31, 1999. The statement of cash flows includes operating, investing and financing categories. Operating activities include net income of $5.01 million, which is adjusted for non-cash items and increases or decreases in cash due to changes in certain assets and liabilities. Investing activities consist primarily of both proceeds from and purchases of securities and the impact of the net growth in loans. Financing activities present the cash flows associated with deposit accounts and reflect dividends paid to shareholders.

At December 31, 1999, Columbia had outstanding commitments to make loans of $82.69 million. Nearly all of these commitments represented unused portions of credit lines available to consumers under credit card and other arrangements and to businesses. Many of these credit lines will not be fully drawn upon and, accordingly, the aggregate commitments do not necessarily represent future cash requirements. Management believes that Columbia's sources of liquidity are more than adequate to meet likely calls on outstanding commitments, although there can be no assurance in this regard.

SHAREHOLDERS' EQUITY AND REGULATORY CAPITAL

Shareholders' equity increased $2.57 million during 1999. Shareholders' equity at December 31, 1999 was $37.32 million compared to $34.76 million at December 31, 1998. This increase reflects net income and comprehensive income of $4.24 million and $267,000 in exercised stock options. These additions to equity were partially offset by cash dividends paid or declared of $2.00 million.

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

The following reflects Columbia's various capital ratios at December 31, 1999, and December 31, 1998, as compared to regulatory minimums for capital adequacy purposes:

                              At              At
                           December        December       Regulatory
                           31, 1999        31, 1998        Minimum
--------------------------------------------------------------------
Tier 1 capital               10.2%           10.9%           4.0%
Total risk-based capital     11.3%           11.9%           8.0%
Leverage ratio                8.3%            8.9%           4.0%

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report includes forward-looking statements as defined in applicable federal securities laws and regulations. Such forward-looking statements are based on certain assumptions made by Columbia's management, information currently available to management, and management's present beliefs about Columbia's business and operations. All statements, other than statements of historical fact in this document, regarding Columbia's financial position, business strategy and plans and objectives of management of Columbia for future operations, are forward-looking statements. Forward-looking statements can be identified by words such as "believe," "estimate," "anticipate," "expect," "intend," "will," "may," "should," or other similar phrases or words. Although Columbia believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Readers are therefore cautioned not to place undue reliance on such forward-looking statements. Such factors as changed conditions, incorrect assumptions or the materialization of a risk or uncertainty could cause actual results to differ materially from results described in this document as believed, anticipated, estimated, expected, or intended. Columbia does not intend to update these forward-looking statements other than in Columbia's quarterly and annual reports and other filings under applicable securities laws.

                           Consolidated Balance Sheets

DECEMBER 31,                                                1999                1998
------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks                                $  23,796,174         $  22,643,895
Interest-bearing deposits with other banks                   912,838            30,575,012
Federal funds sold                                           680,024            12,554,775
                                                       -------------         -------------
     Total cash and cash equivalents                      25,389,036            65,773,682
                                                       -------------         -------------
Investment securities available-for-sale                  41,111,041            29,466,769
Investment securities held-to-maturity                    20,125,225            17,310,222
Restricted equity securities                               1,096,800             1,117,200
                                                       -------------         -------------
     Total investment securities                          62,333,066            47,894,191
                                                       -------------         -------------
Loans held-for-sale                                        3,282,849             7,818,603

Loans, net of allowance for loan losses and
 unearned loan fees                                      243,692,191           198,733,188
Property and equipment, net of accumulated
 depreciation                                             12,008,224             8,190,068
Goodwill, net of amortization                              8,646,341             9,274,963
Accrued interest receivable                                2,902,601             2,487,122
Other real estate owned                                           --               280,800
Other assets                                               2,986,359             1,960,632
------------------------------------------------------------------------------------------
     Total assets                                      $ 361,240,667         $ 342,413,249
==========================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
  Noninterest-bearing demand deposits                  $  74,889,247         $  67,408,747
  Interest-bearing demand deposits                       130,148,498           134,716,357
  Savings accounts                                        27,326,830            27,969,402
  Time certificates                                       78,545,214            65,585,883
                                                       -------------         -------------
     Total deposits                                      310,909,789           295,680,389
                                                       -------------         -------------
Notes payable                                             10,870,318             9,734,095
Accrued interest payable and other liabilities             2,138,998             2,242,545
------------------------------------------------------------------------------------------
     Total liabilities                                   323,919,105           307,657,029
------------------------------------------------------------------------------------------

COMMITMENTS AND CONTINGENCIES (NOTE 15)
STOCKHOLDERS' EQUITY
  Common stock, no par value,
   20,000,000 shares authorized, 8,010,522
   issued and outstanding at December 31, 1999
   (7,949,032 in 1998)                                    14,392,229            14,125,315
  Additional paid-in capital                               6,371,490             6,317,732
  Retained earnings                                       17,272,137            14,257,975
  Accumulated comprehensive income,
   net of taxes                                             (714,294)               55,198
------------------------------------------------------------------------------------------
     Total stockholders' equity                           37,321,562            34,756,220
------------------------------------------------------------------------------------------
     Total liabilities and stockholders' equity        $ 361,240,667         $ 342,413,249
==========================================================================================

See accompanying notes.

           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31,                                              1999                 1998                1997
-----------------------------------------------------------------------------------------------------------------------
INTEREST INCOME
  Interest and fees on loans                                      $ 22,494,529         $ 17,938,902        $ 14,764,313
  Interest on investments:
     Taxable investment securities                                   2,194,632            1,719,464           2,257,934
     Nontaxable investment securities                                1,002,837              847,508             735,421
  Interest on federal funds sold                                       829,137              492,361             221,167
  Other interest and dividend income                                   362,171              329,615             164,685
-----------------------------------------------------------------------------------------------------------------------
       Total interest income                                        26,883,306           21,327,850          18,143,520
-----------------------------------------------------------------------------------------------------------------------

INTEREST EXPENSE
  Interest on interest-bearing deposit
   and savings accounts                                              4,147,874            3,570,752           3,313,451
  Interest on time deposit accounts                                  3,886,563            3,195,414           2,771,986
  Other borrowed funds                                                 533,800              438,588             183,637
-----------------------------------------------------------------------------------------------------------------------
       Total interest expense                                        8,568,237            7,204,754           6,269,074
-----------------------------------------------------------------------------------------------------------------------
       Net interest income before
        provision for loan losses                                   18,315,069           14,123,096          11,874,446
-----------------------------------------------------------------------------------------------------------------------

PROVISION FOR LOAN LOSSES                                            1,005,000            1,000,000             581,000

       Net interest income after
        provision for loan losses                                   17,310,069           13,123,096          11,293,446
-----------------------------------------------------------------------------------------------------------------------

NONINTEREST INCOME
  Service charges and fees                                           2,186,953            1,744,620           1,545,174
  Credit card discounts and fees                                       550,812              420,577             389,965
  Financial services department income                                 377,332              311,925             230,405
  Mortgage servicing revenues                                        1,105,753              681,558                  --
  Gain on loan sales, net of discounts                                 147,906              197,154                  --
  Mortgage loan origination income                                     598,456              726,538             118,818
  Other noninterest income                                             816,408              595,446             196,361
-----------------------------------------------------------------------------------------------------------------------
       Total noninterest income                                      5,783,620            4,677,818           2,480,723
-----------------------------------------------------------------------------------------------------------------------

NONINTEREST EXPENSES
  Salaries and employee benefits                                     8,043,843            6,014,344           4,463,483
  Occupancy expense                                                  1,188,923              948,287             735,858
  Data processing expense                                              566,113              364,431             304,456
  Credit card processing fees                                          405,075              282,041             254,299
  Office supplies                                                      240,943              200,439             199,930
  FDIC assessment                                                       36,491               24,042              19,749
  Other noninterest expenses                                         4,493,722            2,799,578           2,114,509
-----------------------------------------------------------------------------------------------------------------------
       Total noninterest expenses                                   14,975,110           10,633,162           8,092,284
-----------------------------------------------------------------------------------------------------------------------

INCOME BEFORE PROVISION FOR INCOME TAXES                             8,118,579            7,167,752           5,681,885
-----------------------------------------------------------------------------------------------------------------------

PROVISION FOR INCOME TAXES                                           3,105,356            2,449,899           1,795,476
-----------------------------------------------------------------------------------------------------------------------

NET INCOME                                                           5,013,223            4,717,853           3,886,409
=======================================================================================================================

OTHER COMPREHENSIVE INCOME
  Unrealized gain on available-for-sale securities, net of
   taxes and reclassification adjustment to net income                (769,492)              45,106              21,324
=======================================================================================================================

COMPREHENSIVE INCOME                                              $  4,243,731         $  4,762,959        $  3,907,733
=======================================================================================================================

BASIC EARNINGS PER SHARE OF COMMON STOCK                          $       0.63         $       0.67        $       0.57
=======================================================================================================================

DILUTED EARNINGS PER SHARE OF COMMON STOCK                        $       0.62         $       0.65        $       0.55
=======================================================================================================================

See accompanying notes.

                       Consolidated Statements of Changes
                             in Stockholders' Equity

                                                                                                   Accumulated
                                      Common Stock              Additional                           Compre-            Total
                                 --------------------------       Paid-In          Retained          hensive         Stockholders'
                                  Shares          Amount          Capital          Earnings           Income            Equity
----------------------------------------------------------------------------------------------------------------------------------
BALANCE,
 December 31, 1996               2,254,841     $  5,139,218     $  6,317,732     $  8,087,264      $    (11,232)     $ 19,532,982
Stock options exercised             21,415          214,001               --               --                --           214,001
Sale of common stock                12,195          174,999               --               --                --           174,999
Cash dividends                          --               --               --         (613,384)               --          (613,384)
Cash dividends declared                 --               --               --         (228,845)               --          (228,845)
Net income and
 comprehensive income                   --               --               --        3,886,409            21,324         3,907,733
----------------------------------------------------------------------------------------------------------------------------------

BALANCE,
 December 31, 1997               2,288,451     $  5,528,218     $  6,317,732     $ 11,131,444      $     10,092      $ 22,987,486
Stock options exercised             26,110          236,607               --               --                --           236,607
Sale of common stock             1,009,375        8,360,490               --               --                --         8,360,490
3 for 2 stock split and cash
 paid for fractional shares      1,154,755               --               --           (4,037)               --            (4,037)
2 for 1 stock split              3,470,341               --               --               --                --                --
Cash dividends                          --               --               --       (1,110,343)               --        (1,110,343)
Cash dividends declared                 --               --               --         (476,942)               --          (476,942)
Net income and
 comprehensive income                   --               --               --        4,717,853            45,106         4,762,959
----------------------------------------------------------------------------------------------------------------------------------

BALANCE,
 December 31, 1998               7,949,032     $ 14,125,315     $  6,317,732     $ 14,257,975      $     55,198      $ 34,756,220
Stock options exercised             61,490          266,914               --               --                --           266,914
Income tax benefit from
 stock options exercised                --               --           53,758               --                --            53,758
Cash dividends                          --               --               --       (1,438,324)               --        (1,438,324)
Cash dividends declared                 --               --               --         (560,737)               --          (560,737)
Net income and
 comprehensive income                   --               --               --        5,013,223          (769,492)        4,243,731
----------------------------------------------------------------------------------------------------------------------------------

BALANCE,
 December 31, 1999               8,010,522     $ 14,392,229     $  6,371,490     $ 17,272,137      $   (714,294)     $ 37,321,562
==================================================================================================================================

See accompanying notes

                      Consolidated Statements of Cash Flows

YEARS ENDED DECEMBER 31,                                                           1999               1998               1997
------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                $   5,013,223      $   4,717,853      $   3,886,409
Adjustments to reconcile net income to net
 cash from operating activities:
  Amortization of premiums and discounts                                         43,171             (8,385)            30,775
  Loss (gain) on write-down of property, equipment and OREO                      41,450            (10,393)            (1,576)
  Loss (gain) on sale of available-for-sale securities                           (8,566)          (142,320)             4,940
  Loss (gain) on call of held-to-maturity securities                                793            (15,003)             7,583
  Depreciation and amortization                                               1,328,275            552,955            449,048
  Federal Home Loan Bank stock dividend                                         (79,700)           (59,600)           (53,000)
  Benefit for deferred income taxes                                            (147,344)          (186,665)          (278,770)
  Provision for loan losses                                                   1,005,000          1,000,000            581,000
Increase (decrease) in cash due to changes in certain assets and liabilities:
  Proceeds from the sale of loans                                           134,746,355        112,433,596          6,440,000
  Production of loans held-for-sale                                        (130,210,601)      (117,538,534)        (9,153,665)
  Accrued interest receivable                                                  (415,479)           (76,406)          (237,100)
  Other assets                                                                 (506,152)          (865,964)            (8,756)
  Accrued interest payable and other liabilities                               (133,584)          (946,616)           533,915
------------------------------------------------------------------------------------------------------------------------------
     Net cash from operating activities                                      10,676,841         (1,145,482)         2,200,803
------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from the sale of available-for-sale securities                       9,706,623         16,220,625          1,647,406
Proceeds from the maturity of available-for-sale securities                   1,565,000          7,665,000         12,517,460
Proceeds from the maturity of held-to-maturity securities                     3,473,381          2,524,291          3,576,370
Purchases of held-to-maturity securities                                     (6,304,797)        (3,097,129)        (4,534,473)
Purchases of available-for-sale securities                                  (24,076,603)       (15,995,790)       (10,454,096)
Net change in restricted equity securities                                      100,100                 --            (41,000)
Net change in loans made to customers                                       (46,123,083)       (27,489,520)       (34,858,003)
Cash paid, net of cash received from acquisition                                     --           (709,364)                --
Proceeds from the sale of property, equipment and OREO                          398,430             10,393                 --
Payments made for purchase of property and equipment                         (4,517,809)        (1,847,077)          (822,715)
------------------------------------------------------------------------------------------------------------------------------
     Net cash from investing activities                                     (65,778,758)       (22,718,571)       (32,969,051)
------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Net change in demand deposit and savings accounts                             2,270,069         43,715,064         24,253,865
Net change in time deposit accounts                                          12,959,331         15,860,017         (1,429,579)
Proceeds from public stock offering, net of expenses                                 --          8,126,115                 --
Borrowings of long-term debt                                                         --            402,471            663,824
Repayments of long-term debt                                                   (794,367)                --                 --
Fractional share payments                                                            --             (4,037)                --
Dividends paid                                                               (1,915,266)        (1,339,189)          (793,772)
Proceeds from stock options exercised and purchases
 of common stock                                                                266,914            470,982            389,000
Net increase in short term borrowings                                         1,930,590          2,693,811          4,000,000
------------------------------------------------------------------------------------------------------------------------------
     Net cash from financing activities                                      14,717,271         69,925,234         27,083,338
------------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                        (40,384,646)        46,061,181         (3,684,910)
CASH AND CASH EQUIVALENTS, beginning of year                                 65,773,682         19,712,501         23,397,411
------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, end of year                                       25,389,036      $  65,773,682      $  19,712,501
==============================================================================================================================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid in cash                                                     $   8,464,322      $   7,270,325      $   6,250,774
==============================================================================================================================
Taxes paid in cash                                                        $   2,930,000      $   2,582,783      $   2,069,541
==============================================================================================================================

SCHEDULE OF NONCASH ACTIVITIES
Unrealized gain on securities transferred from
 held-to-maturity to available-for-sale, net of tax                       $          --      $          --      $      23,991
==============================================================================================================================
Change in unrealized gain (loss) on available-for-sale
 securities, net of tax                                                   $    (769,492)     $      45,106      $      (2,667)
==============================================================================================================================
Cash dividend declared and payable after year-end                         $     560,737      $     476,942      $     228,845
==============================================================================================================================
Transfers of loans to other real estate owned                             $     159,080      $     280,800      $          --
==============================================================================================================================

See accompanying notes

Notes to Consolidated Financial Statements

Note 1 -- Organization and Summary of Significant Accounting Policies

ORGANIZATION AND NATURE OF OPERATIONS -- Columbia Bancorp ("Columbia") was incorporated on October 3, 1995 and became the holding company of Columbia River Bank ("CRB" or "Bank") effective January 1, 1996.

CRB is a state-chartered banking institution authorized to provide banking services by the States of Oregon and Washington. With its administrative headquarters in The Dalles, Oregon, CRB operates branch facilities in The Dalles, Hood River, Hermiston, Pendleton, McMinnville, Newberg, Madras, Redmond and Bend, Oregon. In Washington, it operates branches in Goldendale and White Salmon.

Substantially all activity of Columbia is conducted through its subsidiary bank, CRB, which, along with Columbia, is subject to the regulations of certain federal and state agencies and undergo periodic examinations by those regulatory authorities. All significant intercompany accounts and transactions between Columbia and its subsidiaries have been eliminated in the preparation of the consolidated financial statements.

BUSINESS ACQUISITION AND EXPANSION ACTIVITY -- In 1997, CRB began operation of a mortgage banking division, Columbia River Bank Mortgage Group (the "Mortgage Group"), which is headquartered in Bend, Oregon. The Mortgage Group has an office in The Dalles, Oregon and provides services to all commercial banking branches of CRB.

As further discussed in Note 2, Columbia acquired Valley Community Bancorp and its subsidiaries, Valley Community Bank ("VCB"), and Valley Community Mortgage Services, Inc., in November 1998. VCB was a state-chartered institution authorized to provide banking services from its single office location in McMinnville, Oregon. In 1999, VCB was merged into CRB and CRB replaced the "Valley Community Bank" name with "Columbia River Bank."

In 1999, Columbia opened new CRB branches in Bend, Pendleton and Newberg, Oregon. With these new branch openings, Columbia's operations as of December 31, 1999, include 11 bank branches and two mortgage banking division offices in Oregon and two bank branches in Southwest Washington.

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

INVESTMENT SECURITIES -- Columbia is required to specifically identify its investment securities as "held-to-maturity," "available-for-sale," or "trading accounts." Accordingly, management has determined that all investment securities held at December 31, 1999 and 1998, are either "available-for-sale" or "held-to-maturity" and conform to the following accounting policies:

Securities held-to-maturity -- Bonds, notes, and debentures for which Columbia has the intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

Securities available-for-sale -- Available-for-sale securities consist of bonds, notes, debentures, and certain equity securities not classified as held-to-maturity securities. Securities are generally classified as available-for-sale if the instrument may be sold in response to such factors as:
(1) changes in market interest rates and related changes in the prepayment risk,
(2) needs for liquidity, (3) changes in the availability of and the yield on alternative instruments, and (4) changes in funding sources and terms. Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as other comprehensive income and carried as accumulated comprehensive income or loss within stockholders' equity until realized. Fair values for these investment securities are based on quoted market prices. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method.

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

RESTRICTED EQUITY SECURITIES -- Columbia's equity investments in the Federal Home Loan Bank, Federal Agriculture Mortgage Corporation and Federal Reserve Bank stock are classified as restricted equity securities since ownership of these instruments is restricted and they do not have an active market. As restricted equity securities, these investments are carried at cost.

LOANS, NET OF ALLOWANCE FOR LOAN LOSSES AND UNEARNED INCOME -- Loans are stated at the amount of unpaid principal, reduced by an allowance for loan losses and unearned income. Interest on loans is calculated by using the simple-interest method on daily balances of the principal amount outstanding. The allowance for loan losses is established through a provision for loan losses charged to expenses. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to pay. Various regulatory agencies, as a regular part of their examination process, periodically review the Bank's reserve for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgment of information available to them at the time of examinations.

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

LOANS HELD-FOR-SALE -- Mortgage loans held-for-sale are carried at the lower of cost or estimated market value. Market value is determined on an aggregate loan basis. At December 31, 1999 and 1998, mortgage loans held-for-sale were carried at cost which approximated market.

LOAN SERVICING -- The cost of mortgage servicing rights is amortized in proportion to, and over the period of estimated net servicing revenues. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on current market interest rates. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights exceed fair value.

Rights to future interest income from serviced loans that exceeds contractually specified servicing fees are classified as interest-only strips and accounted for as debt securities that are available-for-sale.

PROPERTY AND EQUIPMENT -- Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed by the straight-line and accelerated methods over the estimated useful lives of the assets, which range from three to seven years for furniture and equipment and 31 1/2 years for building premises.

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

GOODWILL -- Goodwill represents the excess of cost over the fair value of net assets acquired from the purchase of Valley Community Bancorp (see Note 2), and is being amortized by the straight-line method over a 15-year period.

INCOME TAXES -- Deferred income tax assets and liabilities are determined based on the tax effects of the differences between the book and tax bases of the various balance sheet assets and liabilities. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

ADVERTISING -- Advertising costs are charged to expense during the year in which they are incurred. Advertising expenses were $278,834, $248,239, and $144,057 for the years ended December 31, 1999, 1998 and 1997, respectively.

STATEMENT OF CASH FLOWS -- Cash equivalents are generally all short-term investments with a maturity of three months or less. Cash and cash equivalents normally include cash on hand, amounts due from banks and federal funds sold.

OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS -- Columbia holds no derivative financial instruments. However, in the ordinary course of business, the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, commercial letters of credit and standby letters of credit. These financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

FAIR VALUE OF FINANCIAL INSTRUMENTS -- The following methods and assumptions were used by Columbia in estimating fair values of financial instruments as disclosed herein:

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

Long-term debt -- The fair values of the Bank's long-term debt is estimated using discounted cash flow analyses based on the Bank's current incremental borrowing rates for similar types of borrowing arrangements.

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

STOCK OPTIONS -- Columbia applies Accounting Principles Board Opinion 25 and related interpretations in accounting for its stock option plans. Accordingly, compensation costs are recognized as the difference between the exercise price of each option and the market price of Columbia's stock at the date of each grant. No compensation costs were recognized in 1999, 1998 and 1997, respectively. Had compensation for Columbia's stock option plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of Statement of Financial Accounting Standards
(SFAS) No. 123, net income would have been affected as described in Note 17.

RECENTLY ISSUED ACCOUNTING STANDARDS -- In June 1999, the Financial Accounting Standards Board (FASB) issued SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that Columbia recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or
(c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction. SFAS No. 133, as amended by SFAS No. 137, shall be effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. Management believes this accounting standard will have no effect on the financial condition and results of operations of Columbia and the Bank.

Other issued but not yet required FASB statements are not currently applicable to Columbia's operations. Management believes these pronouncements will have no material effect upon Columbia's financial position or results of operation.

RECLASSIFICATIONS -- Certain reclassifications have been made to the 1998 and 1997 financial statements to conform with current year presentations.

Note 2 -- Acquisition of Valley Community Bancorp
Effective November 30, 1998, Columbia completed its acquisition of Valley Community Bancorp and its wholly-owned subsidiaries, VCB and Valley Community Mortgage Services, Inc., headquartered in McMinnville, Oregon. As consideration for the acquisition, Columbia paid $15.1 million in exchange for all of the outstanding common and preferred stock held by shareholders of Valley Community Bancorp. Following the acquisition, Valley Community Bancorp was effectively dissolved and its subsidiaries became direct subsidiaries of Columbia. As of December 31, 1998, substantially all activity was conducted through VCB. Valley Community Mortgage Services, Inc., was not engaged in any business activities in 1998 or 1999.

The business combination was accounted for as a purchase for accounting purposes. Accordingly, under generally accepted accounting principles, the assets and liabilities of Valley Community Bancorp were recorded by Columbia at their respective fair market values as of the effective date of the acquisition. As a result, goodwill, which is the excess of the purchase price over the net fair value of the assets acquired and liabilities assumed, was recorded at $9,327,348. Amortization of goodwill over a 15-year period will result in a charge to earnings of approximately $629,000 per year. The following summa-rizes the fair values of the assets acquired and liabilities assumed as of the November 30, 1998, acquisition date.

(in thousands)
----------------------------------------------
Cash and due from banks               $14,334
Investment securities                   5,863
Restricted equity securities              292
Loans, net                             20,020
Premises and equipment, net             1,587
Accrued interest and other assets         472
Goodwill                                9,327
----------------------------------------------
  Total assets                        $51,895
==============================================

Deposits                              $34,537
Notes payable                           1,374
Accrued interest and
 other liabilities                        882
----------------------------------------------
  Total liabilities                    36,793
Cash paid for acquisition              15,102
----------------------------------------------
  Total liabilities assumed
   and cash paid for acquisition      $51,895
==============================================

The financial statements for the year ended December 31, 1998, include the operations of VCB from November 30, 1998 to December 31, 1998. The following information presents the pro forma results of operations for the years ended December 31, 1998 and 1997, as though the acquisition had occurred on January 1, 1997. The pro forma results do not necessarily indicate the actual result that would have been obtained nor are they necessarily indicative of the future operations of the combined companies.

                                                             Years Ended
                                                             December 31,
                                                       -------------------------
                                                         Unaudited Pro Forma
(dollars in thousands)                                    1998           1997
--------------------------------------------------------------------------------
Net interest income before provision for loan loss     $   16,137     $   13,783
Net income                                             $    5,446     $    4,054
Earnings per common share:
  Basic                                                $     0.80     $     0.52
  Diluted                                              $     0.78     $     0.51

Note 3 -- Investment Securities
The book value and approximate market values of Columbia's investment securities at December 31, 1999 and 1998, are summarized as follows:

                                                                  Gross             Gross           Estimated
                                               Amortized        Unrealized        Unrealized         Market
                                                  Cost            Gains             Losses            Value
----------------------------------------------------------------------------------------------------------------
DECEMBER 31, 1999
Available-for-sale securities:
  U.S. Treasury securities                    $  1,630,825     $      1,701      $    (22,405)     $  1,610,121
  Obligations of U.S. government agencies       37,162,723            1,343          (959,218)       36,204,848
  Corporate debt securities                        557,334               --           (25,162)          532,172
  Corporate equity securities                      300,000               --                --           300,000
  Municipal securities                           2,488,684            1,931           (26,715)        2,463,900
----------------------------------------------------------------------------------------------------------------
                                              $ 42,139,566     $      4,975      $ (1,033,500)     $ 41,111,041
================================================================================================================

Held-to-maturity securities:
  Mortgage-backed securities                  $  2,538,993     $        405      $    (20,108)     $  2,519,290
  Municipal securities                          17,586,232           30,999          (565,409)       17,051,822
----------------------------------------------------------------------------------------------------------------
                                              $ 20,125,225     $     31,404      $   (585,517)     $ 19,571,112
================================================================================================================

DECEMBER 31, 1998
Available-for-sale securities:
  U.S. Treasury securities                    $  3,160,162     $     38,507      $         --      $  3,198,669
  Obligations of U.S. government agencies       23,092,877           91,876           (16,546)       23,168,207
  Corporate debt securities                        604,896              230               (93)          605,033
  Corporate equity securities                      300,000               --                --           300,000
  Municipal securities                           2,193,373            1,487                --         2,194,860
----------------------------------------------------------------------------------------------------------------
                                              $ 29,351,308     $    132,100      $    (16,639)     $ 29,466,769
================================================================================================================

Held-to-maturity securities:
  Mortgage-backed securities                  $    973,836     $        792      $     (2,148)     $    972,480
  Municipal securities                          16,336,386          472,033           (12,207)       16,796,212
----------------------------------------------------------------------------------------------------------------
                                              $ 17,310,222     $    472,825      $    (14,355)     $ 17,768,692
================================================================================================================

The amortized cost and estimated market value of investment securities at December 31, 1999, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                Available-for-Sale                Held-to-Maturity
                                           ---------------------------     ---------------------------
                                               Cost           Market           Cost           Market
------------------------------------------------------------------------------------------------------
Due in one year or less                    $ 1,049,819     $ 1,051,808     $ 2,481,745     $ 2,492,921
Due after one year through five years       40,150,936      39,131,425       5,866,926       5,851,742
Due after five years through ten years         638,811         627,808       3,849,595       3,737,273
Due after ten years                                 --              --       7,926,959       7,489,176
------------------------------------------------------------------------------------------------------
                                            41,839,566      40,811,041      20,125,225      19,571,112
Corporate equity securities                    300,000         300,000              --              --
------------------------------------------------------------------------------------------------------
                                           $42,139,566     $41,111,041     $20,125,225     $19,571,112
======================================================================================================

For the purpose of the maturity table, mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on the weighted-average contractual maturities of underlying collateral. Mortgage-backed securities mature earlier than their weighted-average contractual maturities because of principal prepayments.

As of December 31, 1999 and 1998, investment securities with a book value of $11,715,839 and $8,092,616, respectively, have been pledged to secure public and other deposits, as required by law.

Note 4 -- Restricted Equity Securities
The composition of restricted equity securities is summarized as follows:

                                                       1999          1998
----------------------------------------------------------------------------
Federal Home Loan Bank stock                       $1,087,400     $  999,800
Federal Agriculture Mortgage Corporation stock          9,400          9,400
Federal Reserve Bank stock                                 --        108,000
----------------------------------------------------------------------------
                                                   $1,096,800     $1,117,200
============================================================================

Note 5 -- Loans
The loan portfolio consists of the following:

                         1999               1998
-----------------------------------------------------
Commercial          $  60,868,875      $  41,274,990
Agriculture            37,775,087         34,603,691
Real estate           130,313,434        108,516,555
Consumer               18,096,432         16,568,629
Other loans               827,362            933,494
-----------------------------------------------------
                      247,881,190        201,897,359
Less:
  Allowance for
   loan losses         (3,298,460)        (2,380,220)
  Unearned loan
   fees                  (890,539)          (783,951)
-----------------------------------------------------
                    $ 243,692,191      $ 198,733,188
=====================================================

Impairment of loans having recorded investments of $595,329 at December 31, 1999, and $1,906,757 at December 31, 1998, have been recognized by the Bank. CRB's average investment in impaired loans, measured on the basis of the present value of expected future cash flows discounted at the loans' effective interest rate, was $640,697 during 1999 and $2,020,428 during 1998. The total allowance for loan losses related to these loans at December 31, 1999 and 1998 was approximately $75,000, and $293,000, respectively. Had the impaired loans per-formed according to their original terms, additional interest income of $43,156, $113,298, and $58,533 would have been recognized in 1999, 1998 and
1997, respectively. No interest income has been recognized on impaired loans during the period of impairment.

Note 6 -- Allowance for Loan Losses
Changes in the allowance for loan losses were as follows:

                                                              1999             1998             1997
-------------------------------------------------------------------------------------------------------
BALANCE, beginning of year                                $ 2,380,220      $ 1,638,633      $   994,576
Acquired with acquisition of Valley Community Bancorp              --          410,540               --
Provision for loan losses                                   1,005,000        1,000,000          581,000
Loans charged-off                                            (182,366)        (766,632)         (40,144)
Loan recoveries                                                95,606           97,679          103,201
-------------------------------------------------------------------------------------------------------
BALANCE, end of year                                      $ 3,298,460      $ 2,380,220      $ 1,638,633
=======================================================================================================

Note 7 -- Loan Servicing
Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of mortgage loans serviced for others was $89,650,772 and $44,530,731 at December 31, 1999 and 1998, respectively.

Mortgage servicing rights of $932,724 and $667,961 were capitalized in 1999 and 1998, respectively. Amortization of mortgage servicing rights was $96,896 and $20,119 for the years ended December 31, 1999 and 1998, respectively.

Note 8 -- Property and Equipment
The major classifications of property and equipment are summarized as follows:

                          1999              1998
----------------------------------------------------
Land                 $  3,529,909      $  2,019,606
Construction
 in progress              727,565           710,410
Buildings and
 improvements           7,808,056         5,632,191
Furniture and
 equipment              4,517,450         3,702,965
----------------------------------------------------
                       16,582,980        12,065,172
Less accumulated
 depreciation          (4,574,756)       (3,875,104)
----------------------------------------------------
                     $ 12,008,224      $  8,190,068
====================================================

Note 9 -- Time Deposits
Time certificates of deposit of $100,000 and over, aggregated $19,177,862 and $10,878,017 at December 31, 1999 and 1998, respectively.

At December 31, 1999, the scheduled maturities for all time deposits are as follows:

2000                                   $68,048,952
2001                                     7,026,336
2002                                     1,466,935
2003                                       783,370
2004 and thereafter                      1,221,621
---------------------------------------------------
                                       $78,545,214
===================================================

Note 10 -- Income Taxes
The provision for income taxes consists of the following:

                                                                    1999             1998             1997
--------------------------------------------------------------------------------------------------------------
Current tax provision
  Federal                                                        $ 2,716,807      $ 2,225,178      $ 1,901,578
  State                                                              535,893          411,386          172,668
--------------------------------------------------------------------------------------------------------------
                                                                   3,252,700        2,636,564        2,074,246
--------------------------------------------------------------------------------------------------------------
Deferred tax benefit
  Federal                                                           (131,834)        (165,276)        (252,657)
  State                                                              (15,510)         (21,389)         (26,113)
--------------------------------------------------------------------------------------------------------------
                                                                    (147,344)        (186,665)        (278,770)
--------------------------------------------------------------------------------------------------------------
                                                                 $ 3,105,356      $ 2,449,899      $ 1,795,476
==============================================================================================================

The components of the deferred tax benefit consist of the following:

                                                                    1999             1998             1997
--------------------------------------------------------------------------------------------------------------
Loan loss provision not deductible for tax                       $  (321,941)     $  (127,122)     $  (236,640)
Difference between book and tax depreciation methods                   6,270           38,698           36,577
Difference between accrual and cash basis tax reporting              (17,406)        (102,083)         (58,547)
Deferred compensation expense                                        119,491            7,233          (43,025)
Difference between book and tax recognition of
 Federal Home Loan Bank stock dividends                               30,400           22,979           22,865
Other differences                                                     35,842          (26,370)              --
--------------------------------------------------------------------------------------------------------------
Deferred tax benefit                                             $  (147,344)     $  (186,665)     $  (278,770)
==============================================================================================================

The net deferred tax asset in the accompanying consolidated balance sheets consists of the following:

                                                                                     1999             1998
--------------------------------------------------------------------------------------------------------------
Deferred tax assets:
  Allowance for loan losses                                                       $ 1,047,250      $   725,309
  Net operating loss carryforward                                                      27,524           61,471
  Deferred compensation                                                               101,641          221,132
--------------------------------------------------------------------------------------------------------------
                                                                                    1,176,415        1,007,912
--------------------------------------------------------------------------------------------------------------

Deferred tax liabilities:
  Accumulated depreciation                                                           (587,293)        (581,023)
  Conversion to accrual basis tax reporting                                           (45,564)         (62,970)
  Federal Home Loan Bank stock dividends                                             (122,897)         (92,497)
  Other                                                                               (14,941)         (13,046)
--------------------------------------------------------------------------------------------------------------
                                                                                     (770,695)        (749,536)
--------------------------------------------------------------------------------------------------------------
Net deferred tax assets                                                           $   405,720      $   258,376
==============================================================================================================

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

A reconciliation between the statutory federal income tax rate and the effective tax rate is as follows:

                                                                    1999             1998              1997
---------------------------------------------------------------------------------------------------------------
Federal income taxes at statutory rate                          $ 2,886,086       $ 2,437,036       $ 1,931,841
State income tax expense, net of federal income tax benefit         340,773           271,503           126,501
Effect of nontaxable interest income                               (305,873)         (255,867)         (220,901)
Effect of nondeductible goodwill amortization                       213,732                --                --
Other                                                               (29,362)           (2,773)          (41,965)
---------------------------------------------------------------------------------------------------------------
                                                                $ 3,105,356       $ 2,449,899       $ 1,795,476
===============================================================================================================
                                                                         38%               34%               32%
===============================================================================================================

Note 11 -- Transactions with Related Parties
Certain directors, executive officers and principal stockholders are customers of and have had banking transactions with the Bank, and the Bank expects to have such transactions in the future. All loans and commitments to loan included in such transactions were made in compliance with applicable laws on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons and do not involve more than the normal risk of collectibility or present any other unfavorable features. The amount of loans outstanding to directors, executive officers, principal stockholders, and companies with which they are associated was as follows:

                                            1999             1998
---------------------------------------------------------------------
BALANCE, beginning
 of year                                 $ 2,821,788      $ 2,297,536
Acquired with Valley
 Community Bancorp                                --          798,564
Loans made                                   214,305          972,945
Loans repaid and
 reclassified                             (1,345,589)      (1,247,257)
---------------------------------------------------------------------
BALANCE, end of year                     $ 1,690,504      $ 2,821,788
=====================================================================

Columbia has a 28.6% shareholder interest in Datatech of Oregon, Inc. ("Datatech"), a bank service corporation functioning as a data processing facility for the Bank and five other community banks in Oregon. The investment in Datatech is accounted for by the cost method. Under this accounting method, Columbia recognizes income from its investment as dividends are distributed. Dividends received in excess of earnings are considered as a return of investment and are recorded as reductions of cost of the investment. For the periods ended December 31, 1999, 1998, and 1997, Bancorp recorded data processing expenses paid to Datatech in the amount of $530,424, $361,782 and $304,456, respectively. Columbia also had prime rate, unsecured loans to Datatech of $106,978 at December 31, 1999, and $167,323 at December 31, 1998. As of December 31, 1999, Columbia's recorded investment in Datatech was $66,507.

Note 12 -- Financial Instruments with Off-Balance-Sheet Risk
In the normal course of business to meet the financing needs of its customers, the Bank is a party to financial instruments with off-balance-sheet risk. These financial instruments include commitments to extend credit and the issuance of letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the state-ment of financial position. The contract amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and letters of credit written is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as they do for on-balance-sheet instruments.

Unless noted otherwise, the Bank does not require collateral or other security to support financial instruments with credit risk.

                                  Contract Amounts
                                    December 31,
                            ---------------------------
                               1999            1998
-------------------------------------------------------
Financial instruments
 whose contract amounts
 represent credit risk:
  Commitments to
   extend credit            $74,100,106     $50,735,130
  Undisbursed credit
   card lines of credit       7,703,902       6,329,831
  Commercial and
   standby letters
   of credit                    889,019         597,797
-------------------------------------------------------
                            $82,693,027     $57,662,758
=======================================================

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by the Bank upon an extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing properties.

Letters of credit written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third-party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds cash, marketable securities or real estate as collateral supporting those commitments for which collateral is deemed necessary.

Note 13 -- Fair Values of Financial Instruments
The following table estimates fair value and the related carrying values of Columbia's financial instruments at December 31, 1999 and 1998.

                                                         1999                     1998
------------------------------------------------------------------------------------------------
                                                             Estimated                 Estimated
                                                 Carrying      Fair        Carrying      Fair
(in thousands)                                    Amount       Value        Amount       Value
------------------------------------------------------------------------------------------------
Financial assets:
  Cash and due from banks                        $ 23,796     $ 23,796     $ 22,644     $ 22,644
  Interest-bearing deposits with other banks          913          913       30,575       30,575
  Federal funds sold                                  680          680       12,555       12,555
  Securities available-for-sale                    41,111       41,111       29,467       29,467
  Securities held-to-maturity                      20,125       19,571       17,310       17,769
  Restricted equity securities                      1,097        1,097        1,117        1,117
  Loans held-for-sale                               3,283        3,283        7,819        7,819
  Loans, net of allowance for loan
   losses and unearned loan fees                  243,692      243,086      198,733      204,334
  Accrued interest receivable                       2,903        2,903        2,487        2,487

Financial liabilities:
  Demand and savings deposits                    $232,365     $232,365     $230,095     $230,095
  Time deposits                                    78,545       78,528       65,586       65,416
  Notes payable                                    10,870       10,870        9,734        9,734
  Accrued interest payable                            427          427          323          323

While estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were Columbia to have disposed of such items at December 31, 1999 and 1998, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at December 31, 1999 and 1998, should not necessarily be considered to apply at subsequent dates.

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

Note 14 -- Concentrations of Credit Risk
All of the Bank's loans, commitments and commercial and standby letters of credit have been granted to customers in the Bank's market areas. The majority of such customers are also depositors of the Bank. Investments in state and municipal securities are not significantly concentrated within any one region of the United States. The concentrations of credit by type of loan are set forth in
Note 5. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Commercial and standby letters of credit were granted primarily to commercial borrowers as of December 31, 1999. The Bank's loan policies do not allow the extension of credit to any single borrower or group of related borrowers in excess of $1,000,000 without approval from the Bank's respective loan committees.

Note 15 -- Commitments and Contingencies
OPERATING LEASE COMMITMENTS -- As of December 31, 1999, Bancorp leased certain properties. The annual commitment for rentals under these noncancellable operating leases expires in 2000 and is not material to the consolidated financial statements.

Rental expense for all operating leases was $106,106, $65,457, and $44,510 for the years ended December 31, 1999, 1998, and 1997, respectively.

LEGAL CONTINGENCIES -- Columbia may become a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, there are no matters presently known to Columbia that are expected to have a material adverse effect on the consolidated financial condition of Columbia.

Y2K MATTER -- Because of the unprecedented nature of the Y2K issue, its effects, if any, may not be identified until a future date. Management cannot assure that the Company has identified all Y2K issues, that the Company's remediation efforts has been successful in whole or in part, or that parties with whom the Company does business will not be significantly impacted by Y2K issues.

Note 16 -- Notes Payable
The Bank is a member of the Federal Home Loan Bank ("FHLB") of Seattle. As a members, the Bank has entered into "Advances, Security and Deposit Agreements" which provide a credit arrangement from FHLB. Borrowings under the credit arrangement are collateralized by the Bank's FHLB stock as well as deposits or other instruments, which may be pledged. As of December 31, 1999 and 1998, the Bank had borrowings outstanding with the FHLB of $10,598,390 and $8,667,800, respectively. The promissory notes mature in 2000, 2001, 2008, and 2013 and carry interest rates ranging from 5.32% to 6.12%.

CRB also participates in the U.S. Treasury Department's Treasury Investment Program, which facilitates the acceptance and processing of federal tax deposits. Under this program, CRB is authorized to accumulate daily tax payments, up to authorized limits, and deploy the funds in short-term investments. In exchange, CRB is required to issue a fully collateralized demand note to the Treasury and pay interest at the federal funds rate minus 25 basis points. As of December 31, 1999 and 1998, the Bank had $271,928 and $1,066,295, respectively, outstanding under this program.

Note 17 -- Stock Incentive Plans
Columbia maintains a stock incentive plan originally adopted by CRB in 1993 prior to Columbia's formation. The plan, most recently amended in February 1999, and ratified by the shareholders in April 1999, allows for the granting of both incentive stock options and nonstatutory stock options. The option price for incentive stock options is determined by Columbia's Board of Directors and can-not be less than 100% of the fair market value of the shares on the date of grant. The incentive stock options expire ten years from the date of grant. The option price and duration of options for nonstatutory stock options is also determined by the Board of Directors.

The following, adjusted for stock splits and dividends, summarizes options available and outstanding under this plan.

                                                              Weighted
                                               Number          Average
                                                 Of           Exercise
                                              Options          Price
----------------------------------------------------------------------
Options under grant and exercisable --
 December 31, 1996                            232,032        $    3.03
Options granted in 1997:
  Incentive stock options                     129,000        $    5.58
  Nonstatutory stock options                   78,000        $    5.58
Options exercised in 1997:
  Incentive stock options                     (52,244)       $    2.81
  Nonstatutory stock options                  (12,000)       $    5.58
Options expired or
 forfeited in 1997                             (1,800)       $    3.34
------------------------------------------------------
Options under grant and exercisable --
 December 31, 1997                            372,988        $    4.39
Options granted in 1998:
  Incentive stock options                       5,000        $   10.50
Gifted shares in 1998                             400        $      --
Options exercised in 1998:
  Incentive stock options                     (31,000)       $    3.84
  Nonstatutory stock options                  (24,900)       $    4.72
------------------------------------------------------
Options under grant and exercisable --
 December 31, 1998                            322,488        $    4.53
Options granted in 1999:
  Incentive stock options                       3,000        $    7.83
  Nonstatutory stock options                    4,000        $    7.75
Gifted shares in 1999                             400        $      --
Options exercised in 1999:
  Incentive stock options                     (26,690)       $    4.70
  Nonstatutory stock options                  (34,800)       $    4.07
Options expired or forfeited in 1999             (900)       $      --
------------------------------------------------------
Options under grant and exercisable --
 December 31, 1999                            267,498        $    4.65
======================================================
Options reserved -- December 31, 1999         170,420
======================================================

On January 3, 2000, options covering a total of 142,600 shares of Columbia's common stock were granted to directors and employees of Columbia. Under the 1999 plan, an aggregate of no more than 4% of the issued and outstanding shares of Columbia common stock is available for award or grant. At December 31, 1999, 4% of the issued and outstanding shares amounted to 320,420 shares of common stock. Subsequent to the January 3 option grant, a total of 150,000 shares of common stock had been either issued or committed for issuance under the Incentive Plan, leaving a total of 170,420 shares of common stock available for awards or grants.

Had compensation cost for Columbia's 1999, 1998, and 1997, grants for stock-based compensation plans been determined consistent with SFAS No. 123, its net income and net income per common share for December 31, 1999, 1998, and 1997, would approximate the pro forma amounts below.

                                                        1999
                                             -------------------------
                                                 As             Pro
                                              Reported         Forma
----------------------------------------------------------------------
Net income                                   $   5,013       $   5,002
Basic earnings per
 common share                                $    0.63       $    0.63
Diluted earnings per
 common share                                $    0.62       $    0.62

                                                        1998
                                             -------------------------
                                                 As             Pro
                                              Reported         Forma
----------------------------------------------------------------------
Net income                                   $   4,718       $   4,512
Basic earnings per
 common share                                $    0.67       $    0.64
Diluted earnings per
 common share                                $    0.65       $    0.62

                                                        1997
                                             -------------------------
                                                 As             Pro
                                              Reported         Forma
----------------------------------------------------------------------
Net income                                   $   3,886       $   3,669
Basic earnings per
 common share                                $    0.57       $    0.54
Diluted earnings per
 common share                                $    0.55       $    0.52

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions for December 31, 1999, 1998, and 1997, respectively: (1) dividend yield of 3.38%, 2.08%, and 2.09%, (2) expected volatility of 39.68%, 34.89%, and 32.57%, (3)
risk-free rate of 6.39%, 4.55%, and 6.36%, and (4) expected life of 4.25, 3.92, and 3.75 years.

The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts. SFAS No. 123 does not apply to awards prior to 1995, and additional awards in future years are anticipated.

Note 18 -- Employee Benefit Plans
Columbia maintains an Employee Stock Ownership Plan ("ESOP") for the benefit of its employees. The ESOP allows participation by all employees over the age of 20 who have also met minimum service requirements. Contributions to the ESOP are at the discretion of the Board of Directors and are used to purchase shares of Columbia's common stock. Employees are not permitted to contribute individually to the ESOP, but vest in their proportionate share of the ESOP interest after six years of participation. For the periods ending December 31, 1999, 1998, and 1997, Columbia contributed $230,000, $230,000 and $222,966, respectively, to the ESOP.

The ESOP's assets as of December 31, 1999 and 1998, were as follows:

                          1999             1998
-------------------------------------------------
Allocated shares         309,884          284,766
=================================================
Cash on hand           $    (167)       $  19,588
=================================================

Columbia has also adopted a 401(k) Savings Investment Plan which allows employees to defer certain amounts of compensation for income tax purposes under
Section 401(k) of the Internal Revenue Code. Essentially, all full-time employees over the age of 20 and meeting length of service requirements are eligible to participate in the plan. Employees may elect to defer and contribute, within statutory limits, up to 10% of their annual compensation into the plan. Their contributions and those of Columbia, which are limited to 25% of employee contributions up to 6% of total participant compensation, are invested by plan trustees in employee designated funds. For the periods ending December 31, 1999, 1998, and 1997, Columbia contributed approximately $51,000, $45,000 and $31,000, respectively, to the Plan.

Columbia has established an employee bonus program, which provides eligible participants additional compensation based upon the achievement of certain company goals. For the periods ending December 31, 1999, 1998, and 1997, additional compensation of $695,611, $636,169, and $428,890, respectively, was paid to eligible employees.

Beginning 1996 and as later amended, Columbia entered into both employment and retirement agreements with its chief executive officer. The employment agreement provides for the executive's salary and customary benefits until termination of the agreement in May 2001. The retirement agreement provides annual post-retirement compensation for a seven-year period after the chief exec-utive's retirement. A portion of Columbia's obligation under the agreement has been funded with a $120,000 interest-earning investment and will be paid in annual installments of $48,000 plus interest earned on invested funds. For the year ended December 31, 1999, Columbia recorded a liability of $229,611 as its obligation for current services pursuant to the retirement plan. In the event employment of the chief executive officer is terminated prior to expiration of the agreements, all salary and benefits accrued as of the termination date and all retirement payments provided in the retirement agreement will be paid to the executive.

Note 19 -- Earnings Per Share
In 1997, the FASB issued a new accounting standard for computing and presenting earnings per share which requires a dual presentation of basic and diluted earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share reflect the potential dilution that could occur if common shares were issued pursuant to the exercise of options under existing stock option plans. The following table illustrates the computations of basic and diluted earnings per share for the years ended December 31, 1999, 1998, and 1997.

                                                 Income            Shares        Per Share
                                               (Numerator)      (Denominator)      Amount
-------------------------------------------------------------------------------------------
1999
Basic earnings per share
  Income available to common shareholders       $5,013,223        7,985,227       $   0.63
                                                                                 ==========
Effect of dilutive securities
  Outstanding common stock options                      --          104,733
Income available to common
  shareholders plus assumed conversions         $5,013,223        8,089,960       $   0.62
===========================================================================================
1998
Basic earnings per share
  Income available to common shareholders       $4,717,853        7,066,229       $   0.67
                                                                                 ==========
Effect of dilutive securities
  Outstanding common stock options                      --          172,236
Income available to common
  shareholders plus assumed conversions         $4,717,853        7,238,465       $   0.65
===========================================================================================
1997
Basic earnings per share
  Income available to common shareholders       $3,886,409        6,813,264       $   0.57
                                                                                 ==========
Effect of dilutive securities
  Outstanding common stock options                      --          200,225
Income available to common
  shareholders plus assumed conversions         $3,886,409        7,013,489       $   0.55
===========================================================================================

Note 20 -- Parent Company Financial Information
Condensed financial information for Columbia Bancorp (unconsolidated parent company only) is as follows:

                                                                             1999                1998
---------------------------------------------------------------------------------------------------------
ASSETS
Cash                                                                     $    239,449        $    180,369
Investment securities                                                         300,000             300,000
Investment in subsidiaries                                                 37,264,503          34,790,266
Other assets                                                                  150,248             281,411
---------------------------------------------------------------------------------------------------------
  Total assets                                                           $ 37,954,200        $ 35,552,046
=========================================================================================================

LIABILITIES
Dividend payable                                                         $    560,737        $    476,942
Deferred compensation                                                              --             318,884
Income tax payable                                                             71,901                  --
---------------------------------------------------------------------------------------------------------
  Total liabilities                                                      $    632,638        $    795,826
---------------------------------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY
Common stock                                                             $ 14,392,229        $ 14,125,315
Additional paid-in capital                                                  6,371,490           6,317,732
Retained earnings                                                          17,272,137          14,257,975
Unrealized (loss) gain on available-for-sale investment securities           (714,294)             55,198
---------------------------------------------------------------------------------------------------------
  Total stockholders' equity                                               37,321,562          34,756,220
---------------------------------------------------------------------------------------------------------
  Total liabilities and stockholders' equity                             $ 37,954,200        $ 35,552,046
=========================================================================================================

                                                                             1999                1998                1997
-----------------------------------------------------------------------------------------------------------------------------
REVENUES
Equity in undistributed (excess distribution of) earnings
 of subsidiary banks                                                     $  3,255,598        $ (3,098,692)       $  3,541,345
Dividends                                                                   2,250,000           7,975,000             468,956

EXPENSES
Administrative expenses                                                      (492,375)           (158,455)           (123,892)
-----------------------------------------------------------------------------------------------------------------------------
  Net income                                                             $  5,013,223        $  4,717,853        $  3,886,409
=============================================================================================================================

CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                               $  5,013,223        $  4,717,853        $  3,886,409
Adjustments to reconcile net income to net cash from
 operating activities:
  Excess distribution of (equity in undistributed)
   earnings of subsidiary bank                                             (3,255,598)          3,098,692          (3,541,345)
Changes in other assets and liabilities                                      (527,135)             (7,513)              5,584
-----------------------------------------------------------------------------------------------------------------------------
  Net cash from operating activities                                        1,230,490           7,809,032             350,648
-----------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from public stock offering, net of costs                        $         --        $  8,126,115        $         --
Cash dividends and fractional share payments                               (1,438,324)         (1,343,226)           (793,772)
Proceeds from stock options exercised and purchases
 of common stock                                                              266,914             470,982             389,000
-----------------------------------------------------------------------------------------------------------------------------
  Net cash from financing activities                                       (1,171,410)          7,253,871            (404,772)
-----------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Cash paid for acquisition of Valley Community Bancorp
 and subsidiaries                                                        $         --        $(15,068,552)       $         --
-----------------------------------------------------------------------------------------------------------------------------
  Net cash from investing activities                                               --         (15,068,552)                 --
-----------------------------------------------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                           59,080              (5,649)            (54,124)
CASH AND CASH EQUIVALENTS, beginning of year                                  180,369             186,018             240,142
-----------------------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS, end of year                                   $    239,449        $    180,369        $    186,018
=============================================================================================================================

SCHEDULE OF NONCASH ACTIVITIES
Change in unrealized (loss) gain on available-for-sale securities,
 net of tax                                                              $   (769,492)       $     45,106        $     21,324
=============================================================================================================================
Unrealized gain on securities transferred from held-to-maturity
 to available-for-sale, net of taxes                                     $         --        $         --        $     23,991
=============================================================================================================================
Cash dividend payable                                                    $    560,737        $    476,942        $    228,845
=============================================================================================================================

Note 21 -- Regulatory Matters
Columbia and CRB are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on a bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, banks must meet specific capital guidelines that involve quantitative measures of the bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require Columbia and the Bank to maintain minimum amounts and ratios (set forth in the table on the following page) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to average assets (as defined). Management believes, as of December 31, 1999, that Columbia and CRB meet all capital adequacy requirements to which they are subject.

As of the most recent notifications from their regulatory agencies, Columbia and CRB were categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized, Columbia and CRB must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since these notifications that management believes have changed the institutions' category.

                                                                                                           To Be Well
                                                                                                        Capitalized Under
                                                                               For Capital              Prompt Corrective
                                                      Actual                Adequacy Purposes           Action Provisions
                                             -------------------------------------------------------------------------------
(in thousands)                               Amount           Ratio       Amount          Ratio       Amount          Ratio
----------------------------------------------------------------------------------------------------------------------------
AS OF DECEMBER 31, 1999
 COLUMBIA BANCORP
Total capital to risk-weighted assets        $32,539          11.3%       $23,036         >=8.0%      $28,796        >=10.0%
Tier 1 capital to risk-weighted assets        29,241          10.2         11,467         >=4.0        17,201         >=6.0
Tier 1 capital to average assets              29,241           8.3         14,092         >=4.0        17,615         >=5.0

AS OF DECEMBER 31, 1999
 COLUMBIA RIVER BANK
Total capital to risk-weighted assets        $32,481          11.0%       $23,623         >=8.0%      $29,528        >=10.0%
Tier 1 capital to risk-weighted assets        29,183           9.8         11,911         >=4.0        17,867         >=6.0
Tier 1 capital to average assets              29,183           8.3         14,064         >=4.0        17,580         >=5.0

AS OF DECEMBER 31, 1998
 COLUMBIA BANCORP
Total capital to risk-weighted assets        $27,588          11.9%       $18,544         >=8.0%      $23,180        >=10.0%
Tier 1 capital to risk-weighted assets        25,207          10.9          9,272         >=4.0        13,908         >=6.0
Tier 1 capital to average assets              25,207           8.9         11,283         >=4.0        14,104         >=5.0

AS OF DECEMBER 31, 1998
 COLUMBIA RIVER BANK
Total capital to risk-weighted assets        $22,852          11.3%       $16,186         >=8.0%      $20,232        >=10.0%
Tier 1 capital to risk-weighted assets        20,882          10.3          8,093         >=4.0        12,139         >=6.0
Tier 1 capital to average assets              20,882           7.7         10,860         >=4.0        13,575         >=5.0

AS OF DECEMBER 31, 1998
 VALLEY COMMUNITY BANK
Total capital to risk-weighted assets        $ 4,812          16.6%       $ 2,320         >=8.0%      $ 2,900        >=10.0%
Tier 1 capital to risk-weighted assets         4,449          15.3          1,160         >=4.0         1,740         >=6.0
Tier 1 capital to average assets               4,449           8.9          1,993         >=4.0         2,491         >=5.0
----------------------------------------------------------------------------------------------------------------------------

Note 22 -- Stock Offering
During November 1998, Columbia registered 1,000,000 shares of common stock for sale to the public at a price of $9 per share, for an aggregate offering price of $9,000,000. All shares were sold, resulting in net proceeds of $8,126,115, after deducting $873,885 for underwriting discounts and commissions, legal, accounting, printing fees, and other offering expenses. Net proceeds used in connection with Columbia's expansion plans included the acquisition of Valley Community Bancorp as of November 30, 1998 (see Note 2). Pending such use, the net proceeds were invested in short-term, investment-grade securities.

                          Independent Auditor's Report

TO THE BOARD OF DIRECTORS
COLUMBIA BANCORP

We have audited the accompanying consolidated balance sheets of Columbia Bancorp and Subsidiaries as of December 31, 1999 and 1998, and the related statements of income and comprehensive income, changes in stockholders' equity, and cash flows for the years ended December 31, 1999, 1998 and 1997. These financial statements are the responsibility of Columbia Bancorp's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Columbia Bancorp and Subsidiaries as of December 31, 1999 and 1998, and the results of its operations and cash flows for the three-year periods ended December 31, 1999, in conformity with generally accepted accounting principles.

 /s/ MOSS ADAMS LLP
-------------------------------
Portland, Oregon
January 25, 2000

                    Columbia Bancorp and Columbia River Bank
                      Executives and Other Vice Presidents

EXECUTIVE OFFICERS
TERRY L. COCHRAN
President and CEO, Columbia Bancorp

ROGER L. CHRISTENSEN
Chief Operating Officer, Columbia Bancorp

CRAIG J. ORTEGA
President and CEO, Columbia River Bank

JAMES C. MCCALL
Chief Lending Officer

NEAL T. MCLAUGHLIN
Chief Financial Officer

OTHER CORPORATE VICE PRESIDENTS

TOM C. BOURDAGE
Vice President/Marketing

RICHARD J. CROGHAN
Vice President

PHILIP S. HAMILTON
Vice President/Mortgage Group Manager

CHARLA L. HERMAN
Vice President/Human Resource Director

ANN MARIE JELDERKS
Vice President/Investment Executive

DAVE V. KINSER
Vice President/Assistant Manager
The Dalles

BRITT W. THOMAS
Vice President/Loan Administrator

PATTY A. WEISS
Vice President/Senior Operations Officer

                               Columbia River Bank
                      Branch Managers and Branch Locations

RICK A. ANDERSEN
Vice President and Manager
McMinnville Branch

GERALD "HAP" P. COOLEY
Vice President and Manager                                    [MAP]
Pendleton Branch

JAMES "MARSHALL" CORNETT
Vice President and Manager
Hood River Branch

R. SHANE CORREA
Vice President and Manager
Hermiston Branch

LINDA J. CREAGER
Vice President and Manager
White Salmon Branch

BOB J. FICKER
Vice President and Manager
Newberg Branch

I. NORMAN GLOVER
Senior Vice President and Manager
Goldendale Branch

GARY W. HERTEL
Senior Vice President and Manager
The Dalles Branch

PETE R. MCCABE
Vice President and Manager
Madras Branch

SANDI K. OLSON
Assistant Vice President and Manager
Westside Branch

KYLE E. SAGER
Vice President and Manager
Redmond Branch

MICHAEL F. TESTERMAN
Vice President and Manager
Bend Branch

PHILLIP L. WAGGONER
Assistant Vice President and Manager
Shevlin Center Branch

Corporate and Shareholder Information

ANNUAL MEETING
The annual meeting of shareholders is scheduled for 6:30 pm, Pacific Time, April 25, 2000, at Columbia Gorge Discovery Center, 5000 Discovery Drive, The Dalles, Oregon.

FINANCIAL INFORMATION
Copies of financial reports are available upon request and without charge. Quarterly financial information is available in press release format. To receive the above information, you can dial our Fax On Demand Service at 1-800-683-0074 or write the address or call the phone number below and these will be provided. Financial reports, press releases and the annual report are also available on the Internet at the following address: www.columbiabancorp.com.

Investor Relations Columbia Bancorp
PO Box 1050
The Dalles, Oregon 97058
541-298-6649

TRANSFER AGENT
Shareholder Services
Norwest Bank Minnesota, NA
PO Box 64854
St. Paul, Minnesota 55164-0854
1-800-468-9716

OUTSIDE LEGAL COUNSEL
Bennett H. Goldstein
Attorney At Law
2548 SW St. Helens Court
Portland, Oregon 97201

INDEPENDENT AUDITORS
Moss Adams LLP
222 SW Columbia, Suite 400
Portland, Oregon 97201

STOCK TRADING MARKET
Columbia Bancorp common stock is quoted on the NASDAQ National Market under the symbol "CBBO."

WEB SITE
Visit us online at www.columbiabancorp.com or www.columbiariverbank.com


Member FDIC

[LOGO] Equal Housing Opportunity

This statement has not been reviewed, or confirmed for accuracy or relevance by the Federal Deposit Insurance Corporation.


36