Form 10-K, Exhibit 13
period 2000-12-31
COLUMBIA BANCORP \OR\
filed 2001-03-23
CIK 1010002

                                Columbia Bancorp





                                    [GRAPHIC]





                         http://www.columbiabancorp.com

                               2000 Annual Report

Our Mission Statement

        To be the premier provider of high quality financial products and services, thereby creating superior value for our shareholders.

About the Company

        With assets in excess of $416 million, Columbia Bancorp is the bank holding company for 13 Columbia River Bank branches in Oregon and Washington. In addition to these community-oriented branches, Columbia provides mortgage lending services through Columbia River Bank Mortgage Group and brokerage services through affiliation with PrimeVest Financial Services, Inc. and LaSalle St. Securities, LLC. Columbia Bancorp is listed on NASDAQ and trades under the symbol "CBBO".

Financial Highlights
YEARS ENDING DECEMBER 31,

(dollars in thousands                 Growth
except per share data)              1999-2000           2000              1999           1998
----------------------              ---------           ----              ----           ----
INCOME STATEMENT DATA
Interest income                         24%       $    33,367       $    26,883       $ 21,328
Interest expense                        43%            12,256             8,568          7,205
Net interest income                     15%            21,111            18,315         14,123
Loan loss provision                     69%             1,697             1,005          1,000
Net interest income after
 provision for loan losses              12%            19,414            17,310         13,123
Noninterest income                      21%             6,978             5,784          4,678
Noninterest expense                     17%            17,463            14,976         10,633
Income before provision for
 income taxes                           10%             8,929             8,118          7,168
Provision for income taxes               6%             3,305             3,105          2,450
Net income                              12%             5,624             5,013          4,718
                                       ===        ===========       ===========       ========
Dividends declared                      16%             2,326             1,999          1,587
                                       ---        -----------       -----------       --------
Ratio of dividends declared to
 net income                              4%             41.36%            39.88%         33.64%
                                       ===        ===========       ===========       ========
PER SHARE DATA
Earnings Per Share
  Basic earnings per
    common share                        11%              0.70              0.63           0.67
  Diluted earnings per
    common share                        13%              0.70              0.62           0.65
Cash Earnings Per Share
  Basic earnings per
    common share                        10%              0.78              0.71           0.68
  Diluted earnings per
    common share                        10%              0.77              0.70           0.66
Weighted average shares
 outstanding
  Basic                                  0%             8,017             7,985          7,066
  Diluted                                0%             8,080             8,090          7,238

BALANCE SHEET DATA
Investment securities                   (3%)           60,544            62,333         47,894
Loans, net                              21%           299,881           246,975        206,552
Total assets                            15%           416,859           361,241        342,413
Total deposits                          11%           346,427           310,910        295,680
Shareholders' equity                    11%            41,326            37,322         34,756

KEY FINANCIAL RATIOS
Return on average assets                                 1.41%             1.44%          1.83%
Return on average equity                                14.40             13.90          18.10
Total loans to total deposits                           86.56             79.44          69.86
Net interest margin                                      6.05              6.17           6.19
Efficiency ratio                                        62.17             62.14          56.56
Cash efficiency ratio                                   59.93             59.53          56.28

ASSET QUALITY RATIOS
Reserve for loans losses to:
  Nonperforming assets                                 355.95%           553.45%        108.82%
  Ending total loans                                     1.50              1.32           1.13
Nonperforming assets to ending
 total assets                                            0.31              0.16           0.64
Net loan charge-offs (recoveries)
 to average loans                                        0.14              0.04           0.38

CAPITAL RATIOS
Average shareholders' equity to
 average assets                                          9.80%            10.40%         10.12%
Tier 1 capital ratio                                     9.80             10.20          10.90
Total risk-based capital ratio                          11.00             11.30          11.90
Leverage ratio                                           8.10              8.30           8.90


Assets
(in millions)


                                  [BAR GRAPH]


Shareholders' Equity
(in millions)


                                  [BAR GRAPH]


Net Earnings
(in millions)


                                  [BAR GRAPH]

Partnering Solutions for Technology

"We make microwave filters for the wireless telecommunications industry. We came to Columbia River Bank more than a year ago to seek financing to help with our expansion beyond our defense contracts. Columbia River Bank is very dedicated to helping us succeed and promote the growth of high technology manufacturing in Central Oregon. They worked with us and the Oregon Economic Community Development Department to obtained the financing we needed to keep growing.

Because of their dedication to high technology manufacturing, we look forward to a future with Columbia River Bank. We need a bank that will focus on us today and tomorrow."

Ken Lakin, President
TFR Technologies, Inc.
Bend, Oregon

To our shareholders, customers and friends


Message from the President

        The staff of Columbia Bancorp completed our work in 2000 with pride in our accomplishments and a sense of growing satisfaction as we moved to become the premier provider of quality financial products and services in the region. We know, however, that this is just the beginning of a process, and we will not rest on our laurels. In a difficult year for equity markets, we also held our own as an investment within the banking industry, particularly for small market capitalization stocks. Our consistent performance and the lower interest rate environment have positioned our stock to be more appropriately valued in 2001. Among highlights for the year, we:

        -       Achieved our 13th consecutive year of net income growth

        - Raised our dividend in the fourth quarter to $.08 per quarter, a 14% increase

        -       Expanded our existing branch facilities

        - Attained Certified Lender status with the Small Business Administration and the Farm Service Agency

        -       Added affiliated investment and stock brokerage services

        - Successfully launched an Internet banking product -- Columbia River BankNet

        -       Added a Credit Review Department and improved asset quality

        - Maintained growth and profitability in residential mortgage lending, despite a higher rate environment

Financial notes

        Our 2000 accomplishments included the 13th consecutive year of net income growth. Assets grew to a record year-end high of $416.9 million, a 15.4% increase. Loan totals grew more than 21.4% during the year, with overall credit quality improvement, thanks to our lending staff. Earnings per share increased 12.9% in 2000 to $0.70 per share, compared to $0.62 per share in 1999. Return on average equity (ROAE) was a healthy 14.4%, compared to 13.9% in 1999. Cash ROAE was


                                   [PICTURE]

Terry L. Cochran
President/Chief Executive Officer
Columbia Bancorp


                                   [PICTURE]


Donald T. Mitchell
Chairman of the Board
Columbia Bancorp

16.0%. Net earnings increased from $5.0 million in 1999 to $5.6 million in 2000. In a year when most equity markets faltered, we outperformed both the NASDAQ and Dow Jones indices.


                                    [PICTURE]

Our board, managers and staff remain committed to delivering on our mission for shareholders in the years ahead.


Meeting customer needs for financial services

        During the year, we implemented initiatives that will positively impact the company for years to come. One was our establishment of our Internet banking service -- BankNet -- which we introduced to the public in April. BankNet allows customers access to their accounts when and how they want them -- every hour of every day. Coupled with our Telebank option and our ATM and branch networks, we are now providing the highest levels of customer service. We also outsourced most of our data and item processing functions during the year, allowing us to focus on our core business activities, where we can add real value.

        We further expanded our offering of investment services in 2000 by adding a new affiliation with LaSalle St. Securities, LLC, through Trustime, Inc., for our customers in Eastern Oregon. These enhancements continued our financial offerings to customers, helping us build the long-term relationships that are so important to Columbia River Bank.

        During 2000, our newest branches, Bend Shevlin Center, Hermiston, Newberg and Pendleton, experienced strong growth, and all are contributing to our bottom line.

Looking ahead

        We made great strides in 2000. Our financial performance continues to be strong and should improve. Our asset quality is excellent. We continued expanding our presence in the communities in which we operate, enhancing the scope of products and services offered to help our customers find everything they need in one financial services organization. Columbia Bancorp and Columbia River Bank are focused on a mission to be the premier provider of quality financial products and services. Our board, managers and staff remain committed to delivering on that mission for our shareholders in the years ahead. We will continue our emphasis on providing local, community-focused banking services and products that meet and exceed the needs of our customers.


 /s/  TERRY L. COCHRAN

Terry L. Cochran
President and Chief Executive Officer

Message from the Chairman

        The Board of Directors of Columbia Bancorp share a sense of pride with our President and CEO, Terry Cochran, for your Bank's outstanding accomplishments in 2000! With a dynamic strategic plan in place, we look at 2001 and beyond with great optimism for continued superior performance and enhanced shareholder value.

        Early in 2000, we welcomed Richard Betz of Hermiston to the Boards of Columbia Bancorp and Columbia River Bank. A graduate of Washington State University, Mr. Betz has received numerous awards for representing both the agricultural industry and his community.

        Two other directors, Ward Eason and Jim Roberson, have announced their retirement from the Board effective April 26, 2001. Ward has served as a director since 1986, previously serving as Chairman of the Valley Community Bank Board. Jim has served since 1977, on the Klickitat Valley Bank Board prior to his service with Columbia Bancorp. We want to express our sincere thanks to these two fine directors for their years of dedication and service to Columbia Bancorp.

        A major event for us in 2001, announced in February, is the May retirement of our President and CEO, Terry Cochran. Terry was hired as President of Columbia River Bank in 1981 when the three-year old bank had $14 million in assets, was undercapitalized and unprofitable. He and the talented staff he assembled have written a truly remarkable success story! His retirement will cap a stellar 35-year career as a well-known and respected Oregon banker. We are deeply indebted to Terry for his dedication, his contribution, his leadership and his vision. Thank you, Terry, for all you have done to further the success of Columbia Bancorp. All our best wishes go out to you and Judy for a happy, healthy retirement!

        We are pleased that Terry has accepted the nomination for re-election to the Board of Directors. Serving as a director, he will continue to be a valuable asset to our organization.

        As we also announced earlier, our Chief Operating Officer, Roger Christensen, will become the new President and Chief Executive Officer of Columbia Bancorp and Columbia River Bank. The Columbia River Bank staff has reported to Roger since 1999, and the transition plan has progressed very smoothly. Roger has 19 years of banking experience, and is very well known and respected in the banking community. He is a very intelligent, highly motivated, experienced executive, who can lead our exceptional staff and management team in the achievement of our strategic objectives.

        Thank you for your continued support of Columbia Bancorp and Columbia River Bank. The Board of Directors' primary responsibility is to represent you, our fellow shareholders. Please feel free to contact any of us if you have questions or comments. We always welcome your input.


 /s/ DONALD T. MITCHELL

Donald T. Mitchell
Chairman of the Board

                                   {PICTURE]

New technology, such as Columbia River BankNet at www.columbiariverbank.com, means we can reach out to our customers in new and innovative ways; expanding our commitment to customer service and our presence in local communities.

Operations Review

                             21(ST) CENTURY PRODUCTS

                          MEETING NEW MILLENNIUM NEEDS


        As a leading regional bank, we serve markets that are economically diverse. To meet customers' needs in our community-focused environment, we work hard to understand what our customers want. During our 24-year history, we have grown through acquisitions and internal development. We now operate 13 branches in Oregon and Southwest Washington. We offer community-oriented financial services, including mortgage lending services though Columbia River Bank Mortgage Group and broker services through our affiliation with PrimeVest Financial Services, Inc. and LaSalle St. Securities, LLC. All of our business affiliations are with organizations that share our commitment to customer service and building long-term relationships.

        In 2000, we also dramatically expanded our on-line banking services, allowing customers the ability to access information about their accounts, pay bills or complete many other tasks...whenever and wherever they want. This ability to meet and exceed customer demands will become increasingly important in the years ahead. We recognized these opportunities and now have a growing on-line service, Columbia River BankNet, that is used by an increasing number of customers. Some of the on-line options available to customers by going directly to our web site at www.columbiariverbank.com include:

        -       A summary of accounts and balances

        -       Interest detail on all accounts

        -       Account history

        -       Transferring funds between accounts

        -       Applying for loans

        -       Secure messaging

        -       Bill payment


                                   [PICTURE]

A Commitment to Customer Service

"Buehner-Fry, Inc. and Columbia River Bank have much in common, especially their commitment to personal service and respect.

We provide sophisticated phone and data services to vacation and executive lodging properties throughout North America. Columbia River Bank earned our respect because they took an interest in learning about the cycles of the vacation industry, something they learned from supporting the Northwest's agricultural industry.

We are excited about our future relationship with Columbia River Bank because they've never forgotten their commitment to personal service and respect...and earning it every day."

Milton Buehner, President & CEO
Buehner-Fry, Inc.
Bend, Oregon

                                   [PICTURE]

Executive Leadership in 2000,
from left to right:

James C. McCall
Chief Lending Officer

Roger L. Christensen
Chief Operating Officer

Terry L. Cochran
President and CEO
Columbia Bancorp

Neal T. McLaughlin
Chief Financial Officer

Craig J. Ortega
President
Columbia River Bank

        New technology means we can reach out to our customers in new and innovative ways; expanding our commitment to customer service and our presence in local communities. To aid our growth and provide even better customer service, we built new Oregon branch offices in Hermiston, Pendleton and Newberg to meet the demands of these fast-growing areas. In addition, we have expanded our investment affiliations with more brokers in the branches and established a new affiliation with LaSalle St. Securities, LLC in Hermiston and Pendleton. To further serve our customers, we have also expanded our mortgage capabilities and have added lease financing to our portfolio of services.

Achieving Certified Lender status

        Our growth strategy in the years ahead includes our underlying commitment to customers and a community orientation. Toward that end, Columbia River Bank received Certified Lender status with two important organizations in 2000: the Small Business Administration and the Farm Service Agency. Being certified helps provide additional options to our customers as they seek the very best in financial services offerings. From the Company's perspective, achieving Certified Lender status enhances our ability to meet our customers' needs.

Financial Review

Selected Financial Data                                                       10

Management's Discussion and Analysis                                          11

Consolidated Balance Sheets                                                   16

Consolidated Statements of Income and
  Comprehensive Income                                                        17

Consolidated Statements of Changes in
  Stockholders' Equity                                                        18

Consolidated Statements of Cash Flows                                         19

Notes to Consolidated Financial Statements                                    20

Independent Auditor's Report                                                  34

Columbia Bancorp and Columbia River Bank
  Executives, Other Senior Vice Presidents                                    34

Columbia River Bank Branch Managers and
  Branch Locations                                                            35

Corporate and Shareholder Information                                         36

Board of Directors                                                            37

                  Financial Condition and Results of Operations
                             Selected Financial Data

YEARS ENDING DECEMBER 31,
(dollars in thousands except
 per share data)                             2000              1999              1998             1997                1996
                                         -----------       -----------       -----------       -----------        -----------
INCOME STATEMENT DATA
Interest income                          $    33,367       $    26,883       $    21,328       $    18,144        $    15,385
Interest expense                              12,256             8,568             7,205             6,270              5,746
                                         -----------       -----------       -----------       -----------        -----------
     Net interest income                      21,111            18,315            14,123            11,874              9,639
Loan loss provision                            1,697             1,005             1,000               581                246
                                         -----------       -----------       -----------       -----------        -----------
Net interest income after provision
 for loan losses                              19,414            17,310            13,123            11,293              9,393
Noninterest income                             6,978             5,784             4,678             2,481              1,799
Noninterest expense                           17,463            14,976            10,633             8,092              7,180
                                         -----------       -----------       -----------       -----------        -----------
Income before provision for
 income taxes                                  8,929             8,118             7,168             5,682              4,012
Provision for income taxes                     3,305             3,105             2,450             1,795              1,285
                                         -----------       -----------       -----------       -----------        -----------
     Net income                          $     5,624       $     5,013       $     4,718       $     3,887        $     2,727
                                         ===========       ===========       ===========       ===========        ===========

DIVIDENDS
Cash dividends declared                  $     2,326       $     1,999       $     1,587       $       842        $       882
Ratio of dividends declared
 to net income                                 41.36%            39.88%            33.64%            21.67%             32.37%

PER SHARE DATA
Earnings Per Share
  Basic earnings per common share        $      0.70       $      0.63       $      0.67       $      0.57        $      0.41
  Diluted earnings per common share             0.70              0.62              0.65              0.55               0.40
Cash Earnings Per Share
  Basic earnings per common share        $      0.78       $      0.71       $      0.68       $      0.57        $      0.41
  Diluted earnings per common share             0.77              0.70              0.66              0.55               0.40
Book value per common share                     5.15              4.66              4.37              3.35               2.89
Weighted average shares outstanding
  Basic                                        8,017             7,985             7,066             6,813              6,732
  Diluted                                      8,080             8,090             7,238             7,013              6,847

BALANCE SHEET DATA
Investment securities                    $    60,544       $    62,333       $    47,894       $    48,804        $    51,484
Loans, net                                   299,881           246,975           206,552           155,219            118,228
Total assets                                 416,859           361,241           342,413           231,827            200,302
Total deposits                               346,427           310,910           295,680           201,568            178,744
Shareholders' equity                          41,326            37,322            34,756            22,987             19,533

KEY FINANCIAL RATIOS
Return on average assets                        1.41%             1.44%             1.83%             1.77%              1.45%
Return on average equity                       14.40             13.90             18.10             18.37              14.91
Total loans to total deposits                  86.56             79.44             69.86             77.00              66.14
Net interest margin(1)                          6.05              6.17              6.19              6.15               5.74
Efficiency ratio                               62.17             62.14             56.56             56.37              62.77
Cash efficiency ratio                          59.93             59.53             56.28             56.37              62.77

ASSET QUALITY RATIOS
Reserve for loans losses to:
  Nonperforming assets                        355.95%           553.45%           108.82%           112.65%            384.17%
  Ending total loans                            1.50              1.32              1.13              1.04               0.83
Nonperforming assets to ending
 total assets                                   0.31              0.16              0.64              0.63               0.04
Net loan charge-offs (recoveries)
 to average loans                               0.14              0.04              0.38             (0.04)              0.29

CAPITAL RATIOS
Average shareholders' equity to
 average assets                                 9.80%            10.40%            10.12%             9.62%              9.73%
Tier 1 capital ratio                            9.80             10.20             10.90             13.70              14.20
Total risk-based capital ratio                 11.00             11.30             11.90             14.70              14.90
Leverage ratio                                  8.10              8.30              8.90             10.60               9.90

(1) Interest earned on nontaxable securities has been computed on a 34% tax equivalent basis.

                      Management's Discussion and Analysis

Stock Price and Dividends

The common stock of Columbia Bancorp ("Columbia") trades on the Nasdaq National Market under the symbol "CBBO". Trading in Columbia's stock on Nasdaq commenced on November 6, 1998. The respective high and low sale prices of Columbia's common stock for the periods indicated are shown below. All prices for the periods shown have been adjusted for all stock splits. Prices do not include retail markups, markdowns, or commissions, and may not represent actual transactions. As of February 5, 2001 Columbia's stock was held by approximately 1,040 shareholders of record.

                               2000                              1999
                    ---------------------------      ---------------------------
                                     Cash Dividend                    Cash Dividend
                    High        Low     Declared     High        Low     Declared
                    -----      -----      -----      -----      -----      -----
First Quarter       $7.13      $5.50      $0.07      $9.13      $8.25      $0.06
Second Quarter      $6.75      $5.75      $0.07      $9.13      $7.44      $0.06
Third Quarter       $6.75      $6.00      $0.07      $8.13      $6.25      $0.06
Fourth Quarter      $6.38      $5.75      $0.08      $8.25      $6.25      $0.07

Overview

From its origins as a one-branch bank in The Dalles, Oregon, Columbia has grown as a result of merger and acquisition activity, new branch openings, the introduction of new business lines and the expansion and cross-marketing of its existing products and community-bank lending expertise. In 1995, Columbia River Bank ("CRB") merged with Juniper Banking Company. In 1996, Columbia was formed as CRB's holding company, and Columbia acquired Washington-based Klickitat Valley Bank. Further growth came from CRB's Hood River and Bend branch openings, and from the expansion in 1997 of CRB's residential mortgage business. In 1998, CRB opened a new branch in Hermiston, Oregon and Columbia completed the acquisition of Valley Community Bank. During 1999, CRB opened new branches in Pendleton and Newberg, Oregon, and opened a second Bend, Oregon branch. In April 2000, Columbia River BankNet, CRB's Internet-based banking product, was introduced. Collectively, these growth and acquisition activities have enabled Columbia to diversify its portfolio and its operating risk over several market areas and local economies.

Columbia's goal is to grow its earning assets while maintaining a high return on equity and keeping asset quality strong. The key to this, in Columbia's view, is to emphasize personal, quality banking products and services for its customers, to hire and retain competent branch management and administrative personnel and to respond quickly to customer demand and growth opportunities. Columbia also intends to increase its market penetration in its existing markets, and to expand into new markets through further suitable acquisitions and through new branch openings. Columbia's goal is to increase earning assets without compromising its commitment to strong asset quality.

As of December 31, 2000, Columbia had total assets of $416.86 million, total deposits of $346.43 million, and shareholders' equity of $41.33 million. Columbia's net income for the year ended December 31, 2000, was $5.62 million, which was Columbia's 13th consecutive year of increasingly higher net income. For the year ended December 31, 2000, Columbia's return on average assets was 1.41% and return on average equity was 14.40%. Since the year ended December 31, 1995, Columbia has increased earnings by an average of 25.19% per year and achieved an average return on average assets of 1.56%. During the same period, Columbia has achieved an average return on average equity of 15.86% while sustaining strong asset quality.

Results of Operations

Net Interest Income

Net interest income, before provision for loan losses, for the year ended December 31, 2000 was $21.11 million, an increase of 15.26% compared to net interest income of $18.32 million in 1999, an increase of 29.68% compared to net interest income of $14.12 million in 1998. The overall tax-equivalent earning asset yield was 9.48% in 2000 compared to 8.98% in 1999 and 9.25% in 1998. For the same years, rates on interest-bearing liabilities were 4.42%, 3.60%, and 3.97%, respectively. These results were primarily due to an increase in the volume of earning assets and the growth of noninterest-bearing deposits. For the three-year period 1998 through 2000, the average yield on earning assets increased 0.23% while rates paid on interest-bearing liabilities increased by 0.45%. Average loans increased 64.05% while average noninterest-bearing deposits increased 63.11%.

ANALYSIS OF NET INTEREST INCOME

The following table presents information regarding yields on interest-earning assets, expense on interest-bearing liabilities and net yields on interest-earning assets for the periods indicated.

                                                 Year Ended December 31,                    Increase                 Change
                                         ---------------------------------------    ------------------------    -----------------
(dollars in thousands)                       2000          1999         1998          00-99         99-98       00-99       99-98
                                         -----------   -----------   -----------   -----------   -----------    -----       -----
Interest and fee income(1)               $    33,834   $    27,400   $    21,764   $     6,434   $     5,636    23.48       25.90%
Interest expense                         $    12,256   $     8,568   $     7,205   $     3,688   $     1,363    43.04       18.92%
Net interest income before
 provision for loan loss(1)              $    21,578   $    18,832   $    14,559   $     2,746   $     4,273    14.58       29.35%
Average interest-earning assets          $   356,806   $   305,287   $   235,277   $    51,519   $    70,010    16.88       29.76%
Average interest-bearing liabilities     $   277,320   $   238,646   $   181,400   $    38,674   $    57,246    16.21       31.56%
Average interest-earning assets/
 interest-bearing liabilities                 128.66%       127.92%       129.70%         0.74         (1.78)
Average yields earned(1)                        9.48%         8.98%         9.25%         0.50         (0.27)
Average rates paid                              4.42%         3.60%         3.97%         0.82         (0.37)
Net interest spread(1)                          5.06%         5.38%         5.28%        (0.32)         0.10
Net interest margin(1)                          6.05%         6.17%         6.19%        (0.12)        (0.02)

(1) Tax-exempt income has been adjusted to a tax-equivalent basis at 34%.

Total interest-earning assets averaged $356.81 million for the year ended December 31, 2000, compared to $305.29 million for the corresponding period in 1999. Most of the increase was due to an increase in loans. Increases in the loan portfolio are attributed to execution of Columbia's strategy to provide personal, quality banking products and services for its customers and the hiring of additional lending personnel in strategic branch locations and administrative capacities.

Interest-bearing liabilities averaged $277.32 million for the year ended December 31, 2000 compared to $238.65 million during the same period in 1999. Although further competitive pressure is expected in expanding deposit relationships, management, does not generally seek to attract high-priced, brokered deposits.

Loans, which generally carry a higher yield than investment securities and other earning assets, comprised 80.73% of average earning assets during 2000, compared to 72.81% in 1999 and 74.63% in 1998. During the same periods, average yields on loans were 10.23% in 2000, 10.12% in 1999, and 10.22% in 1998. Investment
securities comprised 16.76% of average earning assets in 2000, which was down from 19.43% in 1999 and 20.62% in 1998. Tax equivalent interest yields on investment securities have ranged from 6.32% in 2000 to 6.27% in 1999 and 6.54% in 1998.

Interest cost, as a percentage of earning assets, increased to 3.44% in 2000, compared to 2.81% in 1999 and 3.06% in 1998. Local competitive pricing conditions and funding needs for Columbia's investments in loans have been the primary determinants of rates paid for deposits during these three years.

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

                                                              Years Ended December 31,
                                         ----------------------------------------------------------------------
(dollars in thousands)                     2000           1999           1998           1997             1996
                                         --------       --------       --------       ---------        --------
Outstanding loans at end of period,
 net of unearned interest income         $304,459       $250,274       $208,932       $ 156,858        $119,223
Net charge-offs (recoveries)             $    418       $     86       $    669       $     (63)       $    324
Ratio of net loans charged-off
 (recovered) to average
 outstanding loans                           0.14%          0.04%          0.38%          (0.04)%          0.29%

For the year ended December 31, 2000, loan charge-offs exceeded recoveries by $418,000 as compared to 1999, when loan charge-offs exceeded recoveries by $86,000. Nearly one-half of the loss experienced in 2000 was due to a loss from one loan. All remaining net charge-offs incurred by Columbia were smaller in amount and generally distributed evenly among all other branch locations.

NONINTEREST INCOME

Total noninterest income increased through year-end 2000 from 1998. During this three-year period, noninterest income has increased from $4.68 million in 1998, to $5.78 million in 1999, to $6.98 million in 2000. Noninterest income is primarily derived from service charges and related fees, as well as mortgage origination and processing fees. Such income increased $1.20 million, or 20.65% for the year ended December 31, 2000, compared to the year ended December 31, 1999. The increase, in part, was the result of increasing deposit volumes and related service fees. Service charges were $2.60 million for the year ended December 31, 2000, compared to $2.19 million for the year ended December 31, 1999, and $1.74 million for the year ended December 31, 1998. Management attributes this 18.72% increase to the increase in customers served at all CRB branches. The increase in noninterest income was also a result of income generated by Columbia's mortgage lending division, which operates under the name "Columbia River Bank Mortgage Group." For the year ended 2000, this division generated $2.31 million in revenue from originating, processing, servicing and selling mortgage loans. The remainder of the increase in noninterest income is primarily attributable to improved revenues received from credit card discounts and fees, investment fee income provided by Columbia's financial services department and other noninterest fees and charges.

NONINTEREST EXPENSE

Noninterest expenses consist primarily of employees' salaries and benefits, occupancy costs, data processing expenses and other noninterest expenses. A measure of Columbia's ability to contain noninterest expenses is the efficiency ratio. For the year ended December 31, 2000, the cash basis efficiency ratio had slipped to 59.93% compared to 59.53% for the corresponding period in 1999. The decline in the efficiency ratio primarily reflects increased expenses.

Noninterest expense was $17.46 million for the year ended December 31, 2000, an increase of $2.49 million from the year ended December 31, 1999. This was due to an increase in staffing costs, occupancy expense, and other noninterest expense. The additional increases related primarily to costs associated with growth in operations, continuing investments in technology and communication systems, and the introduction of Columbia River BankNet, CRB's Internet banking product. Data processing costs decreased during the year, as CRB acquired the remaining 71.4% of Datatech of Oregon, Inc. and entered into a servicing agreement with FISERV for data processing services. Management believes these actions allow the Company more control over data processing systems with less cost.

INCOME TAXES

The provision for income taxes was $3.30 million in 2000, $3.11 million in 1999 and $2.45 million in 1998. The provision resulted in effective combined federal and state tax rates of 37.01% in 2000, 38.25% in 1999, and 34.18% in 1998. The
effective tax rates differ from combined estimated statutory rates of 38% principally due to the effects of nontaxable interest income which is recognized for book but not for tax purposes.

LOANS

CRB's loan policies and procedures establish the basic guidelines governing its lending operations. Generally, the guidelines address the types of loans that CRB seeks, target markets, underwriting and collateral requirements, terms, interest rate and yield considerations, and compliance with laws and regulations. All loans or credit lines are subject to approval procedures and amount limitations. These limitations apply to the borrower's total outstanding indebtedness to CRB, including the indebtedness of any guarantor. The policies are reviewed and approved at least annually by the Board of Directors of CRB.

Net outstanding loans totaled $299.88 million at December 31, 2000, representing an increase of $52.91 million, or 21.42% compared to $246.98 million as of December 31, 1999. Loan commitments grew to $102.41 million as of December 31, 2000, representing an increase of $19.72 million over year-end 1999. Net outstanding loans were $206.55 million at December 31,1998.

CRB's net loan portfolio at December 31, 2000, includes loans secured by real estate (55.74% of total), commercial loans (24.03% of total), agricultural loans (15.04% of total) and consumer loans (6.52% of total). These percentages are generally consistent with previous reporting periods. Loans secured by real estate include loans made for purposes other than financing purchases of real property, such as inventory financing and equipment purchases, where real property serves as collateral for the loan.

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

The following table sets forth the dollar amount of maturing interest-earning assets and interest-bearing liabilities at December 31, 2000, and the difference between them for the maturing or repricing periods indicated. The amounts in the table are derived from Columbia's internal data, which varies from amounts classified in its financial statements, and, although the information may be useful as a general measure of interest rate risk, the data could be significantly affected by external factors such as prepayments of loans or early withdrawals of deposits. Each of these may greatly influence the timing and extent of actual repricing of interest-earning assets and interest-bearing liabilities.


                                                                  December 31, 2000
                             ---------------------------------------------------------------------------------------------
                             Immediate        Less Than         Months          Months            Over
(dollars in thousands)       Repricing        3 Months          3 - 6           6 - 12          12 Months          Total
                             ---------        --------        ---------        ---------        ---------        ---------
ASSETS
Liquid Investments           $   3,309        $    435        $     758        $   1,516        $  40,109        $  46,127
Other Investments                   --              --              347              694           18,641           19,682
Loans                          106,542          22,765            4,621            8,901          157,052          299,881
                             ---------        --------        ---------        ---------        ---------        ---------
Total assets                   109,851          23,200            5,726           11,111          215,802          365,690

LIABILITIES
Core deposits                  177,212          28,075           17,237           17,237           79,263          319,024
Jumbo CDs                           --          13,351            8,570            2,143            3,339           27,403
Borrowings                         849          11,000              300           13,000            1,220           26,369
                             ---------        --------        ---------        ---------        ---------        ---------
Total liabilities              178,061          52,426           26,107           32,380           83,822          372,796
                             ---------        --------        ---------        ---------        ---------        ---------
Net position                   (68,210)        (29,226)         (20,381)         (21,269)         131,980        $  (7,106)
                             =========        ========        =========        =========        =========        =========
Net cumulative position      $ (68,210)       $(97,436)       $(117,817)       $(139,086)       $  (7,106)
                             =========        =========        =========        =========        =========
Cumulative Gap as a
 percentage of assets           (16.36)%        (23.37)%         (28.26)%         (33.37)%          (1.70)%
                             =========        =========        =========        =========        =========


The net cumulative gap position is somewhat negative since more liabilities than assets reprice during the next year. This exposure to increasing rates is currently exaggerated by "sticky" deposit rates (not expected to reprice rapidly in an increasing rate environment). However, Columbia's asset rates change more than deposit rates, and management feels Columbia's asset yields will change more than cost of funds when rates change.

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

Columbia's sensitivity to gains or losses in future earnings due to hypothetical decreases or increases in interest rates is as follows:

              Increase or     Financial Impact
              Decrease in          on Net
             Interest Rates   Interest Margin
             --------------   ---------------
                  2%            $ 420,000
                  1%            $ 210,000
                 -1%            $(280,000)
                 -2%            $(716,000)

LIQUIDITY

Columbia has adopted policies to maintain a relatively liquid position to enable it to respond to changes in the financial environment and ensure sufficient funds are available to meet customers' needs for borrowing and deposit withdrawals. Generally, Columbia's major sources of liquidity are customer deposits, sales and maturities of investment securities, the use of federal funds markets and net cash provided by operating activities. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and unscheduled loan prepayments, which are influenced by general interest rate levels, interest rates available on other investments, competition, economic conditions, and other factors, are not. Liquid asset balances include cash, amounts due from other banks, federal funds sold, securities available-for-sale and securities held-to-maturity with maturities in the next three months. At December 31, 2000, these liquid assets totaled $66.04 million or 15.87% of total assets as compared to $67.04 million or 18.56% of total assets at December 31, 1999. Another source of liquidity is provided by CRB's ability to borrow from the Federal Home Loan Bank of Seattle and other correspondent banks.

An analysis of liquidity also includes a review of the changes that appear in the consolidated statements of cash flows. The statement of cash flows includes operating, investing and financing categories. Operating activities include net income of $5.62 million, which is adjusted for non-cash items and increases or decreases in cash due to changes in certain assets and liabilities. Investing activities consist primarily of both proceeds from and purchases of securities and the impact of the net growth in loans. Financing activities present the cash flows associated with deposit accounts and reflect dividends paid to shareholders.

At December 31, 2000, CRB had outstanding commitments to make loans of $102.41 million. Nearly all of these commitments represented unused portions of credit lines available to consumers under credit card and other arrangements and to businesses. Many of these credit lines will not be fully drawn upon and, accordingly, the aggregate commitments do not necessarily represent future cash requirements. Management believes that Columbia's sources of liquidity are more than adequate to meet likely calls on outstanding commitments, although there can be no assurance in this regard.

SHAREHOLDERS' EQUITY AND REGULATORY CAPITAL

Shareholders' equity increased $4.01 million during 2000. Shareholders' equity at December 31, 2000 was $41.33 million compared to $37.32 million at December 31, 1999. This increase reflects net income and comprehensive income of $6.25 million and $70,000 in exercised stock options. These additions to equity were partially offset by cash dividends paid or declared of $2.33 million.

The Federal Reserve Board and the Federal Deposit Insurance Corporation have established minimum requirements for capital adequacy for bank holding companies and member banks. The requirements address both risk-based capital and leveraged capital. The regulatory agencies may establish higher minimum requirements if, for example, a corporation has previously received special attention or has a high susceptibility to interest rate risk. The following reflects Columbia's various capital ratios at December 31, 2000, and December 31, 1999, as compared to regulatory minimums for capital adequacy purposes:

                       At          At
                    December    December    Regulatory
                    31, 2000    31, 1999     Minimum
                      -----       -----        ----
Tier I capital         9.80%      10.20%       4.00%
Total risk-based
 capital              11.00%      11.30%       8.00%
Leverage ratio         8.10%       8.30%       4.00%

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report includes forward-looking statements as defined in applicable federal securities laws and regulations. Such forward-looking statements are based on certain assumptions made by Columbia's management, information currently available to management, and management's present beliefs about Columbia's business and operations. All statements, other than statements of historical fact in this document, regarding Columbia's financial position, business strategy, and plans and objectives of management of Columbia for future operations, are forward-looking statements. Forward-looking statements can be identified by words such as "believe," "estimate," "anticipate," "expect," "intend," "will," "may," "should," or other similar phrases or words. Although Columbia believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Readers are therefore cautioned not to place undue reliance on such forward-looking statements. Such factors as changed conditions, incorrect assumptions or the materialization of a risk or uncertainty could cause actual results to differ materially from results described in this document as believed, anticipated, estimated, expected, or intended. Columbia does not intend to update these forward-looking statements other than in its quarterly and annual reports and other filings under applicable securities laws.

                           Consolidated Balance Sheets

DECEMBER 31,                                               2000                1999
                                                      -------------       -------------
ASSETS
Cash and due from banks                               $  23,807,918       $  23,796,174
Interest-bearing deposits with other banks                2,167,580             912,838
Federal funds sold                                        1,141,133             680,024
                                                      -------------       -------------
     Total cash and cash equivalents                     27,116,631          25,389,036
                                                      -------------       -------------
Investment securities available-for-sale                 39,388,134          41,111,041
Investment securities held-to-maturity                   19,518,428          20,125,225
Restricted equity securities                              1,637,600           1,096,800
                                                      -------------       -------------
     Total investment securities                         60,544,162          62,333,066
                                                      -------------       -------------
Loans held-for-sale                                       5,318,303           3,282,849
Loans, net of allowance for loan losses and
 unearned loan fees                                     294,562,864         243,692,191
Property and equipment, net of depreciation              13,875,397          12,008,224
Accrued interest receivable                               3,992,040           2,902,601
Goodwill                                                  8,017,717           8,646,340
Other assets                                              3,431,901           2,986,360
                                                      -------------       -------------
     Total assets                                     $ 416,859,015       $ 361,240,667
                                                      =============       =============
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
  Noninterest-bearing demand deposits                 $  87,823,991       $  74,889,247
  Interest-bearing demand deposits                      133,467,551         130,148,498
  Savings accounts                                       27,251,563          27,326,830
  Time certificates                                      97,884,316          78,545,214
                                                      -------------       -------------
     Total deposits                                     346,427,421         310,909,789
                                                      -------------       -------------
Notes payable                                            26,369,223          10,870,318
Accrued interest payable and other liabilities            2,736,206           2,138,998
                                                      -------------       -------------
     Total liabilities                                  375,532,850         323,919,105
                                                      -------------       -------------
COMMITMENTS AND CONTINGENCIES (NOTE 16)
STOCKHOLDERS' EQUITY
  Common stock, no par value,
    20,000,000 shares authorized, 8,029,422
    issued and outstanding at December 31, 2000
    (8,010,522 in 1999)                                  14,461,771          14,392,229
  Additional paid-in capital                              6,379,393           6,371,490
  Retained earnings                                      20,569,918          17,272,137
  Accumulated other comprehensive income (loss),
    net of taxes                                            (84,917)           (714,294)
                                                      -------------       -------------
     Total stockholders' equity                          41,326,165          37,321,562
                                                      -------------       -------------
     Total liabilities and stockholders' equity       $ 416,859,015       $ 361,240,667
                                                      =============       =============

See accompanying notes.

                        Consolidated Statements of Income
                            and Comprehensive Income

YEARS ENDED DECEMBER 31,                                                2000             1999             1998
                                                                   -----------      ------------       ------------
INTEREST INCOME
  Interest and fees on loans                                       $29,472,770      $ 22,494,529       $ 17,938,902
  Interest on investments:
     Taxable investment securities                                   2,402,691         2,194,632          1,719,464
     Nontaxable investment securities                                  906,920         1,002,837            847,508
  Interest on federal funds sold                                       109,878           829,137            492,361
  Other interest and dividend income                                   474,869           362,171            329,615
                                                                   -----------      ------------       ------------
     Total interest income                                          33,367,128        26,883,306         21,327,850
                                                                   -----------      ------------       ------------
INTEREST EXPENSE
  Interest on interest-bearing deposit and savings accounts          5,055,588         4,147,874          3,570,752
  Interest on time deposit accounts                                  5,727,145         3,886,563          3,195,414
  Other borrowed funds                                               1,473,614           533,800            438,588
                                                                   -----------      ------------       ------------
     Total interest expense                                         12,256,347         8,568,237          7,204,754
                                                                   -----------      ------------       ------------
     Net interest income before
      provision for loan losses                                     21,110,781        18,315,069         14,123,096
                                                                   -----------      ------------       ------------
PROVISION FOR LOAN LOSSES                                            1,697,000         1,005,000          1,000,000
                                                                   -----------      ------------       ------------
     Net interest income after
      provision for loan losses                                     19,413,781        17,310,069         13,123,096
                                                                   -----------      ------------       ------------
NONINTEREST INCOME
  Service charges and fees                                           2,596,294         2,186,953          1,744,620
  Mortgage Group revenues                                            2,308,574         1,852,115          1,605,250
  Credit card discounts and fees                                       700,440           550,812            420,577
  Financial services department income                                 432,048           377,332            311,925
  Other noninterest income                                             940,725           816,408            595,446
                                                                   -----------      ------------       ------------
     Total noninterest income                                        6,978,081         5,783,620          4,677,818
                                                                   -----------      ------------       ------------
NONINTEREST EXPENSES
  Salaries and employee benefits                                     9,652,033         8,043,843          6,014,344
  Occupancy expense                                                  1,608,593         1,188,923            948,287
  Goodwill amortization                                                628,623           628,623             52,385
  Credit card processing fees                                          507,370           405,075            282,041
  Data processing expense                                              485,781           566,113            364,431
  Other noninterest expenses                                         4,580,430         4,142,533          2,971,674
                                                                   -----------      ------------       ------------
     Total noninterest expenses                                     17,462,830        14,975,110         10,633,162
                                                                   -----------      ------------       ------------
INCOME BEFORE PROVISION FOR INCOME TAXES                             8,929,032         8,118,579          7,167,752
                                                                   -----------      ------------       ------------
PROVISION FOR INCOME TAXES                                           3,304,997         3,105,356          2,449,899
                                                                   -----------      ------------       ------------
NET INCOME                                                           5,624,035         5,013,223          4,717,853
                                                                   ===========      ============       ============
OTHER COMPREHENSIVE INCOME
  Unrealized gains (losses) on securities:
  Unrealized holding gains (losses) arising during the period          625,387          (764,362)           148,939
  Reclassification adjustment for (gains) losses included
   in net income                                                         3,990            (5,130)          (103,833)
                                                                   -----------      ------------       ------------
     Other comprehensive income (loss)                                 629,377          (769,492)            45,106
                                                                   -----------      ------------       ------------
COMPREHENSIVE INCOME                                               $ 6,253,412      $  4,243,731       $  4,762,959
                                                                   ===========      ============       ============
BASIC EARNINGS PER SHARE OF COMMON STOCK                           $      0.70      $       0.63       $       0.67
                                                                   ===========      ============       ============
DILUTED EARNINGS PER SHARE OF COMMON STOCK                         $      0.70      $       0.62       $       0.65
                                                                   ===========      ============       ============

See accompanying notes.

                       Consolidated Statements of Changes
                             in Stockholders' Equity

                                                                                              Accumulated
                                                               Additional                        Compre-          Total
                                       Common Stock             Paid-In        Retained          hensive       Stockholders'
                                  Shares         Amount         Capital         Earnings      Income (Loss)       Equity
                                 ---------     -----------     ----------     ------------      ---------      ------------
BALANCE,
 December 31, 1997               2,288,451     $ 5,528,218     $6,317,732     $ 11,131,444      $  10,092      $ 22,987,486
Stock options exercised             26,110         236,607             --               --             --           236,607
Sale of common stock             1,009,375       8,360,490             --               --             --         8,360,490
3 for 2 stock split and cash
 paid for fractional shares      1,154,755              --             --           (4,037)            --            (4,037)
2 for 1 stock split              3,470,341              --             --               --             --                --
Cash dividends paid                     --              --             --       (1,110,343)            --        (1,110,343)
Cash dividends declared                 --              --             --         (476,942)            --          (476,942)
Net income and
 comprehensive income                   --              --             --        4,717,853         45,106         4,762,959
                                 ---------     -----------     ----------     ------------      ---------      ------------
BALANCE,
 December 31, 1998               7,949,032      14,125,315      6,317,732       14,257,975         55,198        34,756,220
Stock options exercised             61,490         266,914             --               --             --           266,914
Income tax benefit from
 stock options exercised                --              --         53,758               --             --            53,758
Cash dividends paid                     --              --             --       (1,438,324)            --        (1,438,324)
Cash dividends declared                 --              --             --         (560,737)            --          (560,737)
Net income and
 comprehensive income                   --              --             --        5,013,223       (769,492)        4,243,731
                                 ---------     -----------     ----------     ------------      ---------      ------------
BALANCE,
 December 31, 1999               8,010,522      14,392,229      6,371,490       17,272,137       (714,294)       37,321,562
Stock options exercised             18,900          69,542             --               --             --            69,542
Income tax benefit from
 stock options exercised                --              --          7,903               --             --             7,903
Cash dividends paid                     --              --             --       (1,683,900)            --        (1,683,900)
Cash dividends declared                 --              --             --         (642,354)            --          (642,354)
Net income and
 comprehensive income                   --              --             --        5,624,035        629,377         6,253,412
                                 ---------     -----------     ----------     ------------      ---------      ------------
BALANCE,
 December 31, 2000               8,029,422     $14,461,771     $6,379,393     $ 20,569,918      $ (84,917)     $ 41,326,165
                                 =========     ===========     ==========     ============      =========      ============

See accompanying notes.

                      Consolidated Statements of Cash Flows

YEARS ENDED DECEMBER 31,                                                 2000                1999                 1998
                                                                     -------------       -------------       -------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                           $   5,624,035       $   5,013,223       $   4,717,853
Adjustments to reconcile net income to net
 cash from operating activities:
  Amortization of premiums and discounts
    on  investment securities                                               30,180              43,171              (8,385)
  Loss (gain) on sale of available-for-sale securities                       6,046              (8,566)           (142,320)
  Loss (gain) on sale or write-down of property
    and equipment                                                              501                  --             (10,393)
  Loss on sale or write-down of other real estate owned                         --              41,450                  --
  Loss (gain) on call of held-to-maturity investment securities                 --                 793             (15,003)
  Depreciation and amortization                                          1,620,452           1,328,275             552,955
  Federal Home Loan Bank stock dividend                                    (90,900)            (79,700)            (59,600)
  Deferred income tax benefit                                               80,978             373,285            (186,665)
  Provision for loan losses                                              1,697,000           1,005,000           1,000,000
Increase (decrease) in cash due to changes in certain assets and liabilities:
  Proceeds from the sale of loans held-for-sale                        117,490,853         134,746,355         112,433,596
  Production of loans held-for-sale                                   (119,526,307)       (130,210,601)       (117,538,534)
  Accrued interest receivable                                           (1,089,439)           (415,479)            (76,406)
  Other assets                                                            (828,506)         (1,026,781)           (865,964)
  Accrued interest payable and other liabilities                           523,494            (133,584)           (946,616)
                                                                     -------------       -------------       -------------
     Net cash from operating activities                                  5,538,387          10,676,841          (1,145,482)
                                                                     -------------       -------------       -------------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from the sale of available-for-sale securities                  3,014,531           9,706,623          16,220,625
Proceeds from the maturity of available-for-sale securities                800,000           1,565,000           7,665,000
Proceeds from the maturity of held-to-maturity securities                2,479,371           3,473,381           2,524,291
Purchases of held-to-maturity securities                                (1,887,266)         (6,304,797)         (3,097,129)
Purchases of available-for-sale securities                              (1,181,794)        (24,076,603)        (15,995,790)
Purchase of restricted equity securities                                  (449,900)            (26,650)                 --
Proceeds from sale of restricted equity securities                              --             126,750                  --
Net change in loans made to customers                                  (52,567,673)        (46,123,083)        (27,489,520)
Cash paid, net of cash received from acquisition                                --                  --            (709,364)
Proceeds from the sale of property and equipment                            27,331                  --              10,393
Proceeds from the sale of other real estate owned                               --             398,430                  --
Payments made for purchase of property and equipment                    (2,886,834)         (4,517,809)         (1,847,077)
                                                                     -------------       -------------       -------------
     Net cash from investing activities                                (52,652,234)        (65,778,758)        (22,718,571)
                                                                     -------------       -------------       -------------
CASH FLOWS FROM FINANCING ACTIVITIES
Net change in demand deposit and savings accounts                       16,178,530           2,270,069          43,715,064
Net change in time deposits                                             19,339,102          12,959,331          15,860,017
Net increase in borrowings                                              15,498,905           1,136,223           3,096,282
Dividends paid and fractional share payments                            (2,244,637)         (1,915,266)         (1,343,226)
Proceeds from stock options exercised and
 sales of common stock                                                      69,542             266,914             470,982
Proceeds from public stock offering, net of expenses                            --                  --           8,126,115
                                                                     -------------       -------------       -------------
     Net cash from financing activities                                 48,841,442          14,717,271          69,925,234
                                                                     -------------       -------------       -------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                     1,727,595         (40,384,646)         46,061,181
CASH AND CASH EQUIVALENTS, beginning of year                            25,389,036          65,773,682          19,712,501
                                                                     -------------       -------------       -------------
CASH AND CASH EQUIVALENTS, end of year                               $  27,116,631       $  25,389,036       $  65,773,682
                                                                     =============       =============       =============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid in cash                                                $  12,244,272       $   8,464,322       $   7,270,325
                                                                     =============       =============       =============
Taxes paid in cash                                                   $   2,972,000       $   2,930,000       $   2,582,783
                                                                     =============       =============       =============
SCHEDULE OF NONCASH ACTIVITIES
Change in unrealized loss on available-for-sale
 securities, net of taxes                                            $     629,377       $    (769,492)      $      45,106
                                                                     =============       =============       =============
Cash dividend declared and payable after year-end                    $     642,354       $     560,737       $     476,942
                                                                     =============       =============       =============
Transfers of loans to other real estate owned                        $          --       $     159,080       $     280,800
                                                                     =============       =============       =============

See accompanying notes.

Notes to Consolidated Financial Statements

Note 1 -- Organization and Summary of Significant Accounting Policies

ORGANIZATION AND NATURE OF OPERATIONS -- Columbia Bancorp ("Columbia") was incorporated on October 3, 1995, and became the holding company of Columbia River Bank ("CRB" or "Bank") effective January 1, 1996.

CRB is a state-chartered banking institution authorized to provide banking services by the States of Oregon and Washington. With its administrative headquarters in The Dalles, Oregon, CRB operates branch facilities in The Dalles, Hood River, Hermiston, Pendleton, McMinnville, Newberg, Madras, Redmond, and Bend, Oregon. In Washington, it operates branches in Goldendale and White Salmon.

Substantially all activity of Columbia is conducted through its subsidiary bank, CRB, which, along with Columbia, is subject to the regulations of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities. All significant intercompany accounts and transactions between Columbia and CRB have been eliminated in the preparation of the consolidated financial statements.

BUSINESS ACQUISITION AND EXPANSION ACTIVITY -- In 1997, CRB began operating a mortgage banking division, Columbia River Bank Mortgage Group (the "Mortgage Group"), which is headquartered in Bend, Oregon. The Mortgage Group has an office in The Dalles, Oregon and provides services to all commercial banking branches of CRB.

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

INVESTMENT SECURITIES -- Columbia is required to specifically identify its investment securities as "held-to-maturity," "available-for-sale," or "trading accounts." Accordingly, management has determined that all investment securities held at December 31, 2000 and 1999, are either "available-for-sale" or "held-to-maturity" and conform to the following accounting policies:

Securities held-to-maturity -- Bonds, notes, and debentures for which Columbia has the intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

Securities available-for-sale -- Available-for-sale securities consist of bonds, notes, debentures, and certain equity securities not classified as held-to-maturity securities. Securities are generally classified as available-for-sale if the instrument may be sold in response to such factors as: (1) changes in market interest rates and related changes in the prepayment risk, (2) needs for liquidity, (3) changes in the availability of and the yield on alternative instruments and (4) changes in funding sources and terms. Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as other comprehensive income and carried as accumulated comprehensive income or loss within stockholders' equity until realized. Fair values for these investment securities are based on quoted market prices. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method.

Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses. Premiums and discounts are recognized in interest income using the effective interest method over the period to maturity.

RESTRICTED EQUITY SECURITIES -- Columbia's equity investments in the Federal Home Loan Bank and the Federal Agriculture Mortgage Corporation are classified as restricted equity securities since ownership of these instruments is restricted and they do not have an active market. As restricted equity securities, these investments are carried at cost.

LOANS, NET OF ALLOWANCE FOR LOAN LOSSES AND UNEARNED INCOME -- Loans are stated at the amount of unpaid principal, reduced by an allowance for loan losses and unearned income. Interest on loans is calculated by using the simple-interest method on daily balances of the principal amount outstanding. The allowance for loan losses is established through a provision for loan losses charged to expenses. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to pay. Various regulatory agencies, as a regular part of their examination process, periodically review the Bank's reserve for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgment of information available to them at the time of examination.

Impaired loans are carried at the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's market price, or the fair value of the collateral if the loan is collateral dependent. Accrual of interest is discontinued on impaired loans when management believes, after considering economic and business conditions, collection effort, and collateral position, that the borrower's financial condition is such that collection of interest is doubtful. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

LOANS HELD-FOR-SALE -- Mortgage loans held-for-sale are carried at the lower of cost or estimated market value. Market value is determined on an aggregate loan basis. At December 31, 2000 and 1999, mortgage loans held-for-sale were carried at cost which approximated market.

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

ADVERTISING -- Advertising costs are charged to expense during the year in which they are incurred. Advertising expenses were $384,786, $278,834, and $248,239 for the years ended December 31, 2000, 1999, and 1998, respectively.

CASH AND CASH EQUIVALENTS -- Cash and cash equivalents normally include cash on hand, amounts due from banks and federal funds sold.

OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS -- In the ordinary course of business, the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, commercial letters of credit and standby letters of credit. These financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

DERIVATIVE FINANCIAL INSTRUMENTS -- In order to mitigate the risk that a change in interest rates will result in a decline in the value of Mortgage Group's committed loan pipeline, the Bank enters into derivative financial instruments designated as fair value hedges. The gain or loss on a derivative instrument designated and qualifying as a fair value hedging instrument, as well as the offsetting loss or gain on the hedged item attributable to the hedged risk, is recognized in earnings in the same period, as required by Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which was adopted by the Company in the current year.

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

Off-balance-sheet instruments -- The Banks' off-balance-sheet instruments include unfunded commitments to extend credit and standby letters of credit. The fair value of these instruments is not considered practicable to estimate because of the lack of quoted market prices and the inability to estimate fair value without incurring excessive costs.

STOCK OPTIONS -- Columbia applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock option plans. Accordingly, compensation costs are recognized as the difference between the exercise price of each option and the market price of Columbia's stock at the date of each grant. No compensation costs were recognized in 2000, 1999, and 1998, respectively. Had compensation for Columbia's stock option plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, net income would have been affected as described in Note 18.

Recently issued accounting standards -- The Financial Accounting Standards Board issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities -- a replacement of FASB Statement No. 125," effective for transfers and extinguishments occurring after March 31, 2001. The impact and adoption of these standards is not expected to materially affect Columbia's financial condition or results of operations.

RECLASSIFICATIONS -- Certain reclassifications have been made to the 1999 and 1998 financial statements to conform with current year presentations.

Note 2 -- Acquisition of Valley Community Bancorp

Effective November 30, 1998, Columbia completed its acquisition of Valley Community Bancorp and its wholly-owned subsidiaries, VCB and Valley Community Mortgage Services, Inc., headquartered in McMinnville, Oregon. As consideration for the acquisition, Columbia paid $15.1 million in exchange for all of the outstanding common and preferred stock held by stockholders of Valley Community Bancorp. Total cash paid, net of cash received from the acquisition was $709,364. VCB is no longer a separate entity, having been merged into CRB in 1999.

The business combination was accounted for as a purchase for accounting purposes. Accordingly, under generally accepted accounting principles, the assets and liabilities of Valley Community Bancorp were recorded by Columbia at their respective fair market values as of the effective date of the acquisition. As a result, goodwill, which is the excess of the purchase price over the net fair value of the assets acquired and liabilities assumed, was recorded at $9,327,348. Amortization of goodwill over a 15-year period will result in a charge to earnings of approximately $629,000 per year. Had the acquisition occurred as of January 1, 1998, the pro forma effects on the results of operations would have been as follows: net interest income before the provision for loan losses of $16,137,000; net income of $5,446,000; basic earnings of $0.80 per common share; and diluted earnings of $0.78 per common share. The pro forma results do not necessarily indicate the actual results that would have been obtained nor are they necessarily indicative of the future operations of the combined companies.

Note 3 -- Investment Securities

The amortized cost and estimated fair values of Columbia's investment securities at December 31, 2000 and 1999, are summarized as follows:

                                                     Gross             Gross           Estimated
                                    Amortized      Unrealized        Unrealized          Fair
                                       Cost          Gains             Losses            Value
                                   -----------     -----------      ------------      -----------
DECEMBER 31, 2000
Available-for-sale securities:
  U.S. Treasury securities         $ 1,017,683     $        --      $     (2,517)     $ 1,015,166
  Obligation of U.S.
    government agencies             34,640,087          55,839          (164,401)      34,531,525
  Corporate debt securities          1,238,864              --            (8,711)       1,230,153
  Corporate equity securities          300,000              --                --          300,000
  Municipal securities               2,288,586          22,704                --        2,311,290
                                   -----------     -----------      ------------      -----------
                                   $39,485,220     $    78,543      $   (175,629)     $39,388,134
                                   ===========     ===========      ============      ===========
Held-to-maturity securities:
  Mortgage-backed securities       $ 3,190,531     $     3,332      $     (8,611)     $ 3,185,252
  Municipal securities              16,327,897         182,248           (75,142)      16,435,003
                                   -----------     -----------      ------------      -----------
                                   $19,518,428     $   185,580      $    (83,753)     $19,620,255
                                   ===========     ===========      ============      ===========
DECEMBER 31, 1999
Available-for-sale securities:
  U.S. Treasury securities         $ 1,630,825     $     1,701      $    (22,405)     $ 1,610,121
  Obligation of U.S.
    government agencies             37,162,723           1,343          (959,218)      36,204,848
  Corporate debt securities            557,334              --           (25,162)         532,172
  Corporate equity securities          300,000              --                --          300,000
  Municipal securities               2,488,684           1,931           (26,715)       2,463,900
                                   -----------     -----------      ------------      -----------
                                   $42,139,566     $     4,975      $ (1,033,500)     $41,111,041
                                   ===========     ===========      ============      ===========
Held-to-maturity securities:
  Mortgage-backed securities       $ 2,538,993     $       405      $    (20,108)     $ 2,519,290
  Municipal securities              17,586,232          30,999          (565,409)      17,051,822
                                   -----------     -----------      ------------      -----------
                                   $20,125,225     $    31,404      $   (585,517)     $19,571,112
                                   ===========     ===========      ============      ===========


The amortized cost and estimated fair value of investment securities at December 31, 2000, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                               Available-for-Sale                Held-to-Maturity
                                           ---------------------------     ---------------------------
                                                            Estimated       Estimated
                                            Amortized         Fair          Amortized          Fair
                                              Cost            Value           Cost            Value
                                           -----------     -----------     -----------     -----------
Due in one year or less                    $ 2,894,756     $ 2,885,321     $ 1,228,685     $ 1,231,838
Due after one year through five years       35,651,491      35,549,050       4,812,302       4,850,343
Due after five years through ten years         638,973         653,763       5,782,780       5,765,733
Due after ten years                                 --              --       7,694,661       7,772,341
                                           -----------     -----------     -----------     -----------
                                            39,185,220      39,088,134      19,518,428      19,620,255
Corporate equity securities                    300,000         300,000              --              --
                                           -----------     -----------     -----------     -----------
                                           $39,485,220     $39,388,134     $19,518,428     $19,620,255
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

As of December 31, 2000 and 1999, investment securities with an amortized cost of $21,231,455 and $11,715,839, respectively, have been pledged to secure public and other deposits, as required by law.

Note 4 -- Restricted Equity Securities

The composition of restricted equity securities is as follows:

                                                      2000           1999
                                                   ----------     ----------
Federal Home Loan Bank stock                       $1,628,200     $1,087,400
Federal Agriculture Mortgage Corporation stock          9,400          9,400
                                                   ----------     ----------
                                                   $1,637,600     $1,096,800
                                                   ==========     ==========

Note 5 -- Loans

The loan portfolio consists of the following:

                              2000               1999
                         -------------      -------------
Commercial               $  70,789,620      $  60,868,875
Agriculture                 44,299,508         37,775,087
Real estate                164,195,275        130,313,434
Consumer                    19,194,533         18,096,432
Credit card and
 other loans                 1,689,664            827,362
                         -------------      -------------
                           300,168,600        247,881,190
Less:
  Allowance for
   loan losses              (4,577,941)        (3,298,460)
  Unearned loan fees        (1,027,795)          (890,539)
                         -------------      -------------
                         $ 294,562,864      $ 243,692,191
                         =============      =============

Impairment of loans having recorded investments of approximately $1,286,000 and $596,000 at December 31, 2000 and 1999, have been recognized by the Bank. CRB's average investment in impaired loans, measured on the basis of the present value of expected future cash flows discounted at the loans' effective interest rate, was $1,446,312 and $640,697 during 2000 and 1999, respectively. The total allowance for loan losses related to these loans at December 31, 2000 and 1999, was approximately $215,000 and $75,000, respectively. Had the impaired loans performed according to their original terms, additional interest income of $183,248, $43,156, and $113,298 would have been recognized in 2000, 1999, and
1998, respectively. No interest income has been recognized on impaired loans during the period of impairment.

Note 6 -- Allowance for Loan Losses

Changes in the allowance for loan losses were as follows:

                                                             2000             1999              1998
                                                          -----------      -----------      -----------
BALANCE, beginning of year                                $ 3,298,460      $ 2,380,220      $ 1,638,633
Acquired with acquisition of Valley Community Bancorp              --               --          410,540
Provision for loan losses                                   1,697,000        1,005,000        1,000,000
Loans charged-off                                            (459,824)        (182,366)        (766,632)
Loan recoveries                                                42,305           95,606           97,679
                                                          -----------      -----------      -----------
BALANCE, end of year                                      $ 4,577,941      $ 3,298,460      $ 2,380,220
                                                          ===========      ===========      ===========

Note 7 -- Loan Servicing

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage loans serviced for others was $154,516,425 and $89,650,772, at December 31, 2000 and 1999, respectively.

Mortgage servicing rights (MSR's) total $2,759,687 and $1,482,374 at December 31, 2000 and 1999, respectively; MSR's of $1,437,145 and $932,724 were capitalized in 2000 and 1999. Amortization of MSR's was $159,832, $96,896, and $20,119 for the years ended December 31, 2000, 1999, and 1998, respectively.

Note 8 -- Property and Equipment

The major classifications of property and equipment are summarized as follows:

                                2000              1999
                            ------------      ------------
Land                        $  3,491,377      $  3,491,377
Construction
 in progress                      20,098           727,565
Buildings and
 improvements                  9,840,907         7,808,056
Furniture and equipment        6,085,255         4,555,982
                            ------------      ------------
                              19,437,637        16,582,980
Less accumulated
 depreciation                 (5,562,240)       (4,574,756)
                            ------------      ------------
                            $ 13,875,397      $ 12,008,224
                            ============      ============

Note 9 -- Time Deposits

Time certificates of deposit of $100,000 and over, aggregated $27,403,095 and $19,177,862 at December 31, 2000 and 1999, respectively.

At December 31, 2000, the scheduled maturities for all time deposits are as follows:

2001                    $83,358,703
2002                      9,245,695
2003                      2,337,219
2004                        845,888
2005 and thereafter       2,096,811
                        -----------
                        $97,884,316
                        ===========

Note 10 -- Income Taxes

The provision for income taxes consists of the following:

                                      2000            1999             1998
                                   ----------     -----------      -----------
Current tax provision
  Federal                          $2,696,053     $ 2,255,833      $ 2,225,178
  State                               527,966         476,238          411,386
                                   ----------     -----------      -----------
                                    3,224,019       2,732,071        2,636,564
                                   ----------     -----------      -----------
Deferred tax expense (benefit)
  Federal                              71,700         329,140         (165,276)
  State                                 9,278          44,145          (21,389)
                                   ----------     -----------      -----------
                                       80,978         373,285         (186,665)
                                   ----------     -----------      -----------
                                   $3,304,997     $ 3,105,356      $ 2,449,899
                                   ==========     ===========      ===========

The components of the deferred tax benefit (expense) consist of the following:

                                                               2000          1999           1998
                                                            ---------      ---------      ---------
Mortgage servicing rights                                   $ 529,587      $ 519,094      $      --
Loan loss provision not deductible for tax                   (518,947)      (321,941)      (127,122)
Difference between book and tax depreciation methods           77,986          6,270         38,698
Difference between accrual and cash basis tax reporting       (28,158)       (17,406)      (102,083)
Deferred compensation expense                                 (43,714)       135,967          7,233
Difference between book and tax recognition of
 Federal Home Loan Bank stock dividends                        36,700         30,400         22,979
Other differences                                              27,524         20,901        (26,370)
                                                            ---------      ---------      ---------
Deferred tax expense (benefit)                              $  80,978      $ 373,285      $(186,665)
                                                            =========      =========      =========

The net deferred tax liability in the accompanying consolidated balance sheets consists of the following:

                                                    2000             1999
                                                -----------      -----------
Deferred tax assets:
  Allowance for loan losses                     $ 1,566,197      $ 1,047,250
  Net operating loss carryforward                        --           27,524
  Deferred compensation                             128,879           85,165
                                                -----------      -----------
                                                  1,695,076        1,159,939
                                                -----------      -----------
Deferred tax liabilities:
  Mortgage servicing rights                      (1,048,681)        (519,094)
  Accumulated depreciation                         (665,279)        (587,293)
  Conversion to accrual basis tax reporting         (17,406)         (45,564)
  Federal Home Loan Bank stock dividends           (159,597)        (122,897)
                                                -----------      -----------
                                                 (1,890,963)      (1,274,848)
                                                -----------      -----------
Net deferred tax liability                      $  (195,887)     $  (114,909)
                                                ===========      ===========

Management believes, based upon Columbia's historical performance, that the deferred tax asset will be realized in the normal course of operations and, accordingly, management has not reduced deferred tax assets by a valuation allowance.

The tax provision differs from the federal statutory rate of 34% due principally to the effect of tax exemptions for interest received on municipal investments and the amortization of nondeductible goodwill for tax purposes.

A reconciliation between the statutory federal income tax rate and the effective tax rate is as follows:

                                                      2000              1999              1998
                                                  -----------       -----------       -----------
Federal income taxes at statutory rate            $ 3,035,871       $ 2,886,086       $ 2,437,036
State income tax expense, net of
 federal income tax benefit                           357,649           340,773           271,503
Effect of nontaxable interest income                 (268,236)         (305,873)         (255,867)
Effect of nondeductible goodwill amortization         213,732           213,732                --
Other                                                 (34,019)          (29,362)           (2,773)
                                                  -----------       -----------       -----------
                                                  $ 3,304,997       $ 3,105,356       $ 2,449,899
                                                  -----------       -----------       -----------
                                                           37%               38%               34%
                                                  ===========       ===========       ===========

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

                             2000              1999
                         ------------      -----------
Balance,
 beginning of year       $  1,690,504      $ 2,821,788
Loans made                 14,038,693          214,305
Loans repaid               (1,148,665)      (1,345,589)
                         ------------      -----------
Balance, end of year     $ 14,580,532      $ 1,690,504
                         ============      ===========

Note 12 -- Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business to meet the financing needs of its customers, the Bank is a party to financial instruments with off-balance-sheet risk. These financial instruments include commitments to extend credit and the issuance of letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheet. The contract amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

The Bank's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and letters of credit written is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as they do for on-balance-sheet instruments.

Unless noted otherwise, the Bank does not require collateral or other security to support financial instruments with credit risk.

                                   Contract Amounts
                                     December 31,
                             ----------------------------
                                 2000             1999
                             ------------     -----------
Financial instruments
 whose contract amounts
 represent credit risk:
  Commitments to
    extend credit            $ 90,861,669     $74,100,106
  Undisbursed credit
    card lines of credit       10,635,327       7,703,902
  Commercial and
    standby letters of
    credit                        912,351         889,019
                             ------------     -----------
                             $102,409,347     $82,693,027
                             ============     ===========

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by the Bank upon an extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property and equipment and income-producing properties.

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

Note 13 -- Risk Management Activities

In order to mitigate the risk that a change in interest rates will result in a decline in the value of the Mortgage Group's committed loan pipeline and adversely impact revenues, the Bank enters into derivative financial instruments. Due to the variability of closings in the Bank's committed loan pipeline, which is driven primarily by interest rates, the Bank's hedging policies require a hedge with forward contracts for the sale of mortgage-backed securities when the committed fixed-rate conforming pipeline loans aggregate $1,000,000, plus or minus 20%, designated as a fair value hedge. As of December 31, 2000, the forward contracts to sell mortgage-backed securities amounted to $3,000,000 in maturities of up to two months. These forward contracts had an unrealized loss of $29,206 at December 31, 2000, which has been recognized as a liability. The mortgage-backed securities that are to be delivered under these contracts are fixed-rate, and generally correspond with the composition of the Bank's committed loan pipeline.

The net loss recognized from derivative instruments designated as fair value hedges used to protect the Mortgage Group revenues was $159,772 (including hedge ineffectiveness aggregating to a loss of $3,026) for the period ended December 31, 2000. The net loss is included in Mortgage Group revenues in the statements of income and comprehensive income.

As of December 31, 2000, the Bank had short-term rate and point commitments amounting to $4,074,454 to fund fixed-rate mortgage loan applications in process. Substantially all of these commitments are for periods of 60 days or less. After funding and sale of the mortgage loans, the Bank's exposure to credit loss in the event of nonperformance by the mortgagor is limited. The Bank has potential exposure to credit loss in the event of nonperformance by the counterparties to the various forward sales. The Bank manages this credit risk by selecting only well established, financially strong counterparties.

Note 14 -- Fair Values of Financial Instruments

The following table estimates fair value and the related carrying values of Columbia's financial instruments (in thousands):

                                                         2000                       1999
                                                 ---------------------     ---------------------
                                                             Estimated                 Estimated
                                                 Carrying       Fair       Carrying      Fair
                                                  Amount       Value        Amount       Value
                                                 --------     --------     --------     --------
Financial assets:
  Cash and due from banks                        $ 23,808     $ 23,808     $ 23,796     $ 23,796
  Interest bearing deposits with other banks        2,168        2,168          913          913
  Federal funds sold                                1,141        1,141          680          680
  Investment securities available-for-sale         39,388       39,388       41,111       41,111
  Investment securities held-to-maturity           19,518       19,617       20,125       19,571
  Restricted equity securities                      1,638        1,638        1,097        1,097
  Loans held-for-sale                               5,318        5,318        3,283        3,283
  Loans, net of allowance for loan
    losses and unearned loan fees                 294,563      293,200      243,692      243,086
  Accrued interest receivable                       3,992        3,992        2,903        2,903
Financial liabilities:
  Demand and savings deposits                    $248,543     $248,543     $232,365     $232,365
  Time deposits                                    97,844       97,844       78,545       78,528
  Notes payable                                    26,369       26,369       10,870       10,870
  Accrued interest payable and
    other liabilities                                 439          439          427          427

While estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were Columbia to have disposed of such items at December 31, 2000 and 1999, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at December 31, 2000 and 1999, should not necessarily be considered to apply at subsequent dates.

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

Note 15 -- Concentrations of Credit Risk

All of the Bank's loans, commitments and commercial and standby letters of credit have been granted to customers in the Bank's market areas. The majority of such customers are also depositors of the Bank. Investments in state and municipal securities are not significantly concentrated within any one region of the United States. The concentrations of credit by type of loan are set forth in
Note 5. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Commercial and standby letters of credit were granted primarily to commercial borrowers as of December 31, 2000. The Bank's loan policies do not allow the extension of credit to any single borrower or group of related borrowers in excess of $1,000,000 without approval from the Bank's respective loan committees.

Note 16 -- Commitments and Contingencies

Operating lease commitments -- As of December 31, 2000, Columbia leased certain properties. Future minimum lease commitments are as follows:

2001           $127,000
2002             96,000
2003             79,000
2004             79,000
2005             72,000
Thereafter      496,000
               --------
               $949,000
               ========

Rental expense for all operating leases was $95,571, $106,106, and $65,457 for the years ended December 31, 2000, 1999, and 1998, respectively.

LEGAL CONTINGENCIES -- Columbia may become a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, there are no matters presently known to Columbia that are expected to have a material adverse effect on the consolidated financial condition of Columbia.

Note 17 -- Notes Payable

The Bank is a member of the Federal Home Loan Bank ("FHLB") of Seattle and has entered into "Advances, Security and Deposit Agreements" which provide a credit arrangement from FHLB. Borrowings under the credit arrangement are collateralized by the Bank's FHLB stock as well as deposits or other instruments which may be pledged. As of December 31, 2000 and 1999, the Bank had borrowings outstanding with the FHLB of $25,519,703 and $10,598,390, respectively. The promissory notes mature in 2001, 2008, and 2013 and carry interest rates ranging from 5.46% to 6.57%.

CRB also participates in the U.S. Treasury Department's Treasury Investment Program, which facilitates the acceptance and processing of federal tax deposits. Under this program, CRB is authorized to accumulate daily tax payments up to authorized limits and deploy the funds in short-term investments. In exchange, CRB is required to issue a fully collateralized demand note to the Treasury and pay interest at the federal funds rate minus 25 basis points. As of December 31, 2000 and 1999, the Bank had $849,520 and $271,928, respectively, outstanding under this program.

Note 18 -- Stock Incentive Plans

Columbia maintains a Stock Incentive Plan originally adopted by CRB in 1993 prior to Columbia's formation. The plan, most recently amended in February 1999, and ratified by the shareholders in April 1999, allows for the granting of both incentive and nonstatutory stock options. The option price for incentive stock options is determined by Columbia's Board of Directors and cannot be less than 100% of the fair market value of the shares on the date of grant. The incentive stock options expire ten years from the date of grant. The option price and duration of options for nonstatutory stock options is also determined by the Board of Directors.

The following, adjusted for 1998 stock splits and dividends, summarizes options available and outstanding under this plan.

                                               Weighted
                                   Number      Average
                                     Of        Exercise
                                  Options       Price
                                  -------      -------
Options under grant --
 December 31, 1997                372,988      $ 4.39
Options granted in 1998:
  Incentive stock options           5,000      $10.50
Gifted shares in 1998                 400      $   --
Options exercised in 1998:
  Incentive stock options         (31,000)     $ 3.84
  Nonstatutory stock options      (24,900)     $ 4.72
                                  -------
Options under grant
 and exercisable --
 December 31, 1998                322,488      $ 4.53
Options granted in 1999:
  Incentive stock options           3,000      $ 7.83
  Nonstatutory stock options        4,000      $ 7.75
Gifted shares in 1999                 400      $   --
Options exercised in 1999:
  Incentive stock options         (26,690)     $ 4.70
  Nonstatutory stock options      (34,800)     $ 4.07
Options expired or forfeited
 in 1999                           (1,800)
                                  -------
Options under grant
 and exercisable --
 December 31, 1999                266,598      $ 4.65
Options granted in 2000:
  Incentive stock options          28,600      $ 6.88
  Nonstatutory stock options       14,000      $ 6.88
Gifted shares in 2000                  --
Options exercised in 2000:
  Incentive stock options         (11,500)     $ 3.47
  Nonstatutory stock options       (7,400)     $ 4.01
Options expired or forfeited
 in 2000                          (27,000)
                                  -------
Options under grant
 and exercisable --
 December 31, 2000                363,298      $ 5.42
                                  =======
Options reserved --
 December 31, 2000                187,777
                                  =======

On February 15, 2001, options covering a total of 158,300 shares of Columbia's common stock were granted to directors and employees of Columbia. Under the 1999 plan, an aggregate of no more than 4% of the issued and outstanding shares of Columbia common stock is available for award or grant (excluding grants prior to 1999). At December 31, 2000, 4% of the issued and outstanding shares amounted to 321,176 shares of common stock.

Had compensation cost for Columbia's 2000, 1999, and 1998, grants for stock-based compensation plans been determined consistent with SFAS No. 123, its net income and net income per common share for December 31, 2000, 1999, and 1998, would approximate the pro forma amounts below (in thousands expect per share data).

                                  2000
                         -----------------------
                             As          Pro
                          Reported      Forma
                         ---------     ---------
Net income               $   5,624     $   5,486
Basic earnings per
 common share            $    0.70     $    0.68
Diluted earnings per
 common share            $    0.70     $    0.68

                                  1999
                         -----------------------
                             As           Pro
                          Reported       Forma
                         ---------     ---------
Net income               $   5,013     $   5,002
Basic earnings per
 common share            $    0.63     $    0.63
Diluted earnings per
 common share            $    0.62     $    0.62

                                   1998
                         -----------------------
                             As          Pro
                          Reported      Forma
                         ---------     ---------
Net income               $   4,718     $   4,512
Basic earnings per
 common share            $    0.67     $    0.64
Diluted earnings per
 common share            $    0.65     $    0.62

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions for December 31, 2000, 1999, and 1998, respectively: (1) dividend yield of 4.84%, 3.38%, and 2.08%, (2) expected volatility of 35.78%, 39.68%, and 34.89%, (3)
risk-free rate of 5.11%, 6.39%, and 4.55%, and (4) expected life of 3.32, 4.25, and 3.92 years.

The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts.

Note 19 -- Employee Benefit Plans

Columbia has established an Employee Stock Ownership Plan ("ESOP") for the benefit of its employees. The ESOP allows participation by all employees over the age of 20 who have also met minimum service requirements. Contributions to the ESOP are at the discretion of the Board of Directors and are used to purchase shares of Columbia's common stock. Employees are not permitted to contribute individually to the ESOP but vest in their proportionate share of the ESOP interest after six years of participation. For the years ending December 31, 2000, 1999, and 1998, Columbia contributed $250,000, $230,000, and $230,000, respectively, to the ESOP.

The ESOP's assets as of December 31, 2000 and 1999, were as follows:

                        2000          1999
                      -------       -------
Allocated shares      328,010       309,884
                     ========     =========
Cash on hand         $ 60,295     $    (167)
                     ========     =========

Columbia has also adopted a 401(k) Savings Investment Plan which allows employees to defer certain amounts of compensation for income tax purposes under
Section 401(k) of the Internal Revenue Code. Essentially, all full-time employees over the age of 20 and meeting length of service requirements are eligible to participate in the plan. Employees may elect to defer and contribute, within statutory limits, up to 10% of their annual compensation to the plan. Their contributions and those of Columbia, which are limited to 25% of employee contributions up to 6% of total participant compensation, are invested by plan trustees in employee designated funds. For the years ending December 31, 2000, 1999, and 1998, Columbia contributed approximately $112,000, $58,000, and $45,000, respectively, to the plan.

Columbia has established an employee incentive compensation program, which provides eligible participants additional compensation based upon the achievement of certain company goals. For the years ending December 31, 2000, 1999, and 1998, additional compensation of approximately $1,238,000, $781,000, and $636,000, respectively, was paid to eligible employees.

Columbia also entered into both employment and retirement agreements beginning in 1996 and later amended, with its chief executive officer. The employment agreement provides for the executive's salary and customary benefits until termination of the agreement in May 2001. The retirement agreement provides annual post-retirement compensation for a seven-year period after the chief executive's retirement. A portion of Columbia's obligation under the agreement has been funded with a $120,000 interest-earning investment and will be paid in annual installments of $48,000 plus interest earned on invested funds. For the year ended December 31, 2000, Columbia recorded a liability of $343,167 as its obligation for current services pursuant to the retirement plan. In the event employment of the chief executive officer is terminated prior to expiration of the agreements, all salary and benefits accrued as of the termination date and all retirement payments provided in the retirement agreement will be paid to the executive.

Note 20 -- Earnings Per Share

Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share reflect the potential dilution that could occur if common shares were issued pursuant to the exercise of options under existing stock option plans. The following table illustrates the computations of basic and diluted earnings per share for the years ended December 31, 2000, 1999, and 1998.

                                                Income        Shares       Per Share
                                              (Numerator)   (Denominator)    Amount
                                              ----------     ---------     --------
2000
Basic earnings per share
  Income available to common shareholders     $5,624,035     8,016,683     $   0.70
                                                                           ========
Effect of dilutive securities
  Outstanding common stock options                    --        63,685
                                              ----------     ---------     --------
Income available to common shareholders
 plus assumed conversions                     $5,624,035     8,080,368     $   0.70
                                              ==========     =========     ========

1999
Basic earnings per share
  Income available to common shareholders     $5,013,223     7,985,227     $   0.63
                                                                           ========
Effect of dilutive securities
  Outstanding common stock options                    --       104,733
                                              ----------     ---------     --------
Income available to common shareholders
 plus assumed conversions                     $5,013,223     8,089,960     $   0.62
                                              ==========     =========     ========

1998
Basic earnings per share
  Income available to common shareholders     $4,717,853     7,066,229     $   0.67
                                                                           ========
Effect of dilutive securities
  Outstanding common stock options                    --       172,236
Income available to common shareholders
                                              ----------     ---------     --------
 plus assumed conversions                     $4,717,853     7,238,465     $   0.65
                                              ==========     =========     ========

Note 21 -- Parent Company Financial Information

Condensed financial information for Columbia Bancorp (unconsolidated parent company only) is as follows:

                                                     2000               1999
                                                 ------------      ------------
ASSETS
Cash                                             $    531,486      $    239,449
Investment securities                                 300,000           300,000
Investment in subsidiaries                         41,194,993        37,264,503
Other assets                                          128,840           150,248
                                                 ------------      ------------
  Total assets                                   $ 42,155,319      $ 37,954,200
                                                 ============      ============
LIABILITIES
Dividend payable                                 $    642,354      $    560,737
Deferred compensation                                 106,800                --
Employee benefit withholding                           80,000            71,901
                                                 ------------      ------------
  Total liabilities                              $    829,154      $    632,638
                                                 ============      ============
STOCKHOLDERS' EQUITY
Common stock                                     $ 14,461,771      $ 14,392,229
Additional paid-in capital                          6,379,393         6,371,490
Retained earnings                                  20,569,918        17,272,137
Unrealized loss on available-for-sale
 investment securities                                (84,917)         (714,294)
                                                 ------------      ------------
  Total stockholders' equity                       41,326,165        37,321,562
                                                 ------------      ------------
  Total liabilities and stockholders' equity     $ 42,155,319      $ 37,954,200
                                                 ============      ============


                                                              2000             1999              1998
                                                           -----------      -----------      ------------
REVENUES
Equity in undistributed (excess distribution of)
 earnings of subsidiary banks                              $ 3,301,266      $ 3,255,598      $ (3,098,692)
Dividends                                                    2,750,000        2,250,000         7,975,000
Loss on sale of assets                                            (991)              --                --
EXPENSES
Administrative expenses                                       (426,240)        (492,375)         (158,455)
                                                           -----------      -----------      ------------
  Net income                                               $ 5,624,035      $ 5,013,223      $  4,717,853
                                                           ===========      ===========      ============
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                 $ 5,624,035      $ 5,013,223      $  4,717,853
Adjustments to reconcile net income to net
 cash from operating activities:
Excess distribution of (equity in undistributed)
 earnings of subsidiary bank                                (3,301,266)      (3,255,598)        3,098,692
Changes in other assets and liabilities                        144,363          (50,193)           (7,513)
                                                           -----------      -----------      ------------
  Net cash from operating activities                         2,467,132        1,707,432         7,809,032
                                                           ===========      ===========      ============
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from public stock offering, net of costs                   --               --         8,126,115
Cash dividends and fractional share payments                (2,244,637)      (1,915,266)       (1,343,226)
Proceeds from stock options exercised and
 purchases of common stock                                      69,542          266,914           470,982
                                                           -----------      -----------      ------------
  Net cash from financing activities                        (2,175,095)      (1,648,352)        7,253,871
                                                           ===========      ===========      ============
CASH FLOWS FROM INVESTING ACTIVITIES
Cash paid for acquisition of Valley Community Bancorp
 and subsidiaries                                                   --               --       (15,068,552)
                                                           -----------      -----------      ------------
  Net cash from investing activities                                --               --       (15,068,552)
                                                           -----------      -----------      ------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS       $   292,037      $    59,080      $     (5,649)
CASH AND CASH EQUIVALENTS, beginning of year                   239,449          180,369           186,018
                                                           -----------      -----------      ------------
CASH AND CASH EQUIVALENTS, end of year                     $   531,486      $   239,449      $    180,369
                                                           ===========      ===========      ============
SCHEDULE OF NONCASH ACTIVITIES
Change in unrealized gain (loss) on available-for-sale
 securities, net of tax                                    $   629,377      $  (769,492)     $     45,106
                                                           ===========      ===========      ============
Cash dividend payable                                      $   642,354      $   560,737      $    476,942
                                                           ===========      ===========      ============

Note 22 -- Regulatory Matters

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

Quantitative measures established by regulation to ensure capital adequacy require Columbia and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to average assets (as defined). Management believes, as of December 31, 2000, that Columbia and CRB meet all capital adequacy requirements to which they are subject.

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

                                                                                            To Be Well
                                                                                        Capitalized Under
                                                                     For Capital        Prompt Corrective
                                                 Actual           Adequacy Purposes     Action Provisions
                                           -----------------      -----------------     -----------------
(in thousands)                              Amount     Ratio      Amount      Ratio     Amount      Ratio
                                           -------     -----      -------     -----     ------      -----
AS OF DECEMBER 31, 2000
COLUMBIA BANCORP
Total capital to risk-weighted assets      $37,354      11.0%     $27,167      >=8%     $33,958     >=10%
Tier 1 capital to risk-weighted assets      33,117       9.8       13,517       >=4      20,276       >=6
Tier 1 capital to average assets            33,117       8.1       16,354       >=4      20,443       >=5

AS OF DECEMBER 31, 2000
COLUMBIA RIVER BANK
Total capital to risk-weighted assets      $37,220      11.0%     $27,069      >=8%     $33,836     >=10%
Tier 1 capital to risk-weighted assets      32,984       9.7       13,602       >=4      20,402       >=6
Tier 1 capital to average assets            32,984       8.1       16,288       >=4     $20,360       >=5

AS OF DECEMBER 31, 1999
COLUMBIA BANCORP
Total capital to risk-weighted assets      $32,539      11.3%     $23,036      >=8%     $28,796     >=10%
Tier I capital to risk-weighted assets      29,241      10.2       11,467       >=4      17,201       >=6
Tier I capital to average assets            29,241       8.3       14,092       >=4      17,615       >=5

AS OF DECEMBER 31, 1999
COLUMBIA RIVER BANK
Total capital to risk-weighted assets      $32,481      11.0%     $23,623      >=8%     $29,528     >=10%
Tier 1 capital to risk-weighted assets      29,183       9.8       11,911       >=4      17,867       >=6
Tier 1 capital to average assets            29,183       8.3       14,064       >=4      17,580       >=5

Note 23 -- Stock Offering

During November 1998, Columbia registered 1,000,000 shares of common stock for sale to the public at a price of $9 per share, for an aggregate offering price of $9,000,000. All shares were sold, resulting in net proceeds of $8,126,115, after deducting $873,885 for underwriting discounts and commissions, legal, accounting, printing fees and other offering expenses. Net proceeds used in connection with Columbia's expansion plans included the acquisition of Valley Community Bancorp as of November 30, 1998 (see Note 2). Pending such use, the net proceeds were invested in short-term, investment-grade securities.

                          Independent Auditor's Report


To the Board of Directors and Stockholders

Columbia Bancorp

We have audited the accompanying consolidated balance sheets of Columbia Bancorp and Subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income and comprehensive income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2000, 1999, and 1998. These financial statements are the responsibility of Columbia Bancorp's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Columbia Bancorp and Subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with generally accepted accounting principles.


/s/  MOSS ADAMS LLP
Portland, Oregon
January 19, 2001



                    Columbia Bancorp and Columbia River Bank
                   Executives and Other Senior Vice Presidents

EXECUTIVE OFFICERS

TERRY L. COCHRAN
President and CEO, Columbia Bancorp

ROGER L. CHRISTENSEN
Chief Operating Officer, Columbia Bancorp

CRAIG J. ORTEGA
President, Columbia River Bank

JAMES C. MCCALL
Chief Lending Officer, Columbia River Bank

NEAL T. MCLAUGHLIN
Chief Financial Officer, Columbia Bancorp and
Columbia River Bank

OTHER SENIOR VICE PRESIDENTS

PHILIP S. HAMILTON
Senior Vice President/Mortgage Group Manager

CHARLA L. HERMAN
Senior Vice President/Human Resource Director

BRITT W.THOMAS
Senior Vice President/Loan Administrator

                               Columbia River Bank
                      Branch Managers and Branch Locations

RICK A. ANDERSEN
Vice President and Manager
McMinnville Branch

GERALD "HAP" P. COOLEY
Vice President and Manager
Pendleton Branch

JOHN B. KASBERGER
Vice President and Manager
Hood River Branch

R. SHANE CORREA
Vice President and Manager
Hermiston Branch

LINDA J. CREAGER
Vice President and Manager
White Salmon Branch

BOB J. FICKER
Vice President and Manager
Newberg Branch
                                                      [MAP]
I. NORMAN GLOVER
Senior Vice President and Manager
Goldendale Branch

GARY W. HERTEL
Senior Vice President and Manager
The Dalles Branch

PETE R. MCCABE
Vice President and Manager
Madras Branch

SANDI K. OLSON
Assistant Vice President and Manager
Westside Branch

KYLE E. SAGER
Vice President and Manager
Redmond Branch

MICHAEL F.TESTERMAN
Vice President and Manager
Bend Branch

PHILLIP L. WAGGONER
Vice President and Manager
Shevlin Center Branch

                      Corporate and Shareholder Information

ANNUAL MEETING

The annual meeting of shareholders is scheduled for 6:30 pm, Pacific Time, April 26, 2001, at Columbia Gorge Discovery Center, 5000 Discovery Drive, The Dalles, Oregon.

FINANCIAL INFORMATION

Copies of financial reports are available upon request and without charge. Quarterly financial information is available in press release format. To receive the above information, you can dial our Fax-On-Demand Service at 1-800-683-0074 or write the address or call the phone number below and these will be provided. Financial reports, press releases and the annual report are also available on the Internet at the following address: www.columbiabancorp.com.

Investor Relations
PO Box 1050
The Dalles, Oregon 97058
541-298-6649

TRANSFER AGENT

Shareholder Services
Wells Fargo Shareowners Services
PO Box 64854
St. Paul, Minnesota 55164-0854
1-800-468-9716

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

WEB SITE

Visit us online at www.columbiabancorp.com or www.columbiariverbank.com

Member FDIC    [LOGO] Equal Housing Opportunity

These financial statements have not been reviewed, or confirmed for accuracy or relevance by the Federal Deposit Insurance Corporation.



                     Steve D. Martin, Founder and Visionary

[PICTURE]

In 1975, Steve Martin became involved in the organization of Columbia River Bank in The Dalles, Oregon.He served as a member of the Board of Directors until 1998, and as Chairman from 1995 until 1998. His retirement from the bank board in December 1998 was felt as a great loss by the other members.

Mr. Martin was involved in the hospitality business where he owned and managed such facilities as the Surfsand Resort, Stephanie Inn, Carriage House, Haystack Resort, Wayfarer Restaurant and Lounge and the Dinning Room at the Stephanie Inn as well as Quality Inn in The Dalles and Cousin's Restaurant.

Mr. Martin also served as Chairman of the Board for Cannon Beach Lumber Company and was a member of the Advisory Board for the Small Business Administration. In 1988, he was honored as the Oregon Small Business Man of the Year by Oregon Business Magazine.

Steve Martin passed away in August 2000 after a three year battle with cancer, he will be missed by one and all at Columbia Bancorp.

                                   [PICTURE]

Left to right, standing: Jim Roberson, Jim Doran, Don Mitchell, Rich Betz and Jane Lee. Left to right, seated: Dennis Carver, Chuck Beardsley, Craig Ortega, Bill Booth, Terry Cochran, Jean McKinney, Ward Eason and Bob Bailey.

BOARDS OF DIRECTORS
ROBERT L.R. BAILEY               DENNIS L. CARVER                   JEAN S. MCKINNEY
Orchard View Farms               Goldendale Chiropractic Clinic     McKinney Ranch
Owner                            Chiropractor/Owner                 Owner

CHARLES F. BEARDSLEY             TERRY L. COCHRAN                   DONALD T. MITCHELL
Hershner & Bell                  Columbia Bancorp                   Lumber Broker
Real Estate & Insurance          President and CEO                  Retired
Owner
                                 JIM J. DORAN                       CRAIG J. ORTEGA
RICHARD E. BETZ                  Jim Doran Chevrolet Oldsmobile     Columbia River Bank
Royal Columbia, Inc.             Jim Doran Dodge Chrysler           President
Bud-Rich Potatos, Inc.           Owner
Owner                                                               JAMES B. ROBERSON
                                 WARD R. EASON                      Optometrist
WILLIAM A. BOOTH                 Willamette West Realtors           Retired
Booth & Kelly                    Realtor
Real Estate & Insurance
Owner                            JANE F. LEE
                                 Rancher

Photographed in front of the Mark O. Hatfield window at the Columbia Gorge Discovery Center.

[COLUMBIA BANCORP LOGO]

Columbia Bancorp
420 East Third Street, Suite 200
PO Box 1050
The Dalles, OR 97058
www.columbiabancorp.com