Form 10-K, Exhibit 13
period 2001-12-31
COLUMBIA BANCORP \OR\
filed 2002-03-29
CIK 1010002

                                                                    EXHIBIT 13.1

                                Columbia Bancorp

                    25th Anniversary -- Columbia River Bank




                                   [GRAPHIC]







                               2001 Annual Report

[GRAPHIC]




Our Mission Statement


To be the premier provider of high quality financial products and services.

About the Company


With assets in excess of $482 million, Columbia Bancorp is the financial holding company for 16 Columbia River Bank branches in Oregon and Washington. In addition to these community-oriented branches, Columbia provides mortgage lending services through Columbia River Bank Mortgage Group as well as investment and consumer lending services through CRB Financial Services. Columbia Bancorp is listed on NASDAQ and trades under the symbol "CBBO".

CLOCKTOWER BUILDING WAS THE SECOND WASCO
COUNTY COURTHOUSE BUILT IN 1884.

Financial Highlights

YEARS ENDING DECEMBER 31,
(dollars in thousands                     % Change
except per share data)                    2000-2001        2001             2000              1999
---------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA
Interest income                               5%         $ 35,078         $ 33,367         $ 26,883
Interest expense                             (5%)          11,583           12,256            8,568
Net interest income                          11%           23,495           21,111           18,315
Loan loss provision                         (15%)           1,450            1,697            1,005
Net interest income after
 provision for loan losses                   14%           22,045           19,414           17,310
Noninterest income                           43%            9,677            6,767            5,542
Noninterest expense                          16%           19,971           17,252           14,734
Income before provision for
 income taxes                                32%           11,751            8,929            8,118
Provision for income taxes                   32%            4,377            3,305            3,105
Net income                                   31%            7,374            5,624            5,013
===================================================================================================
DIVIDENDS
Dividends declared                           10%            2,570            2,326            1,999
Ratio of dividends declared to
 net income                                 (16%)           34.85%           41.36%           39.88%
PER SHARE DATA
Earnings Per Share:
  Basic earnings per
   common share                              31%             0.92             0.70             0.63
  Diluted earnings per
    common share                             27%             0.89             0.70             0.62
Weighted average shares
 outstanding:
  Basic                                       0%            8,033            8,017            7,985
  Diluted                                     2%            8,244            8,080            8,090
BALANCE SHEET DATA
Investment securities                       (28%)        $ 43,532         $ 60,544         $ 62,333
Loans, net                                   27%          380,283          299,881          246,975
Total assets                                 16%          482,207          416,859          361,241
Total deposits                               14%          394,636          346,427          310,910
Stockholders' equity                         12%           46,445           41,326           37,322
SELECTED RATIOS
Return on average assets                                     1.64%            1.41%            1.44%
Return on average equity                                    16.76            14.40            13.90
Total loans to deposits                                     96.36            86.56            79.44
Net interest margin                                          5.92             6.05             6.17
Efficiency ratio                                            60.20            62.17            62.14
ASSET QUALITY RATIOS
Reserve for loans losses to:
  Nonperforming assets                                     392.82%          355.95%          553.45%
  Total loans                                                1.38             1.50             1.32
Nonperforming assets to
 total assets                                                0.28             0.31             0.16
Net loan charge offs
 to average loans                                            0.21             0.14             0.04
CAPITAL RATIOS
Average stockholders' equity to
 average assets                                              9.77%            9.80%           10.40%
Tier 1 capital ratio                                         9.32             9.78            10.17
Total risk-based capital ratio                              10.61            11.03            11.32
Leverage ratio                                               8.61             8.14             8.26
BRANCH GROWTH
# of Branches                                                  16               14               14


Assets
(in millions)


[PERFORMANCE GRAPH]



Stockholders' Equity
(in millions)


[PERFORMANCE GRAPH]


Net Earnings
(in millions)


[PERFORMANCE GRAPH]

Columbia Bancorp Stock
December 29, 2000 to December 31, 2001




[PERFORMANCE GRAPH]



Information gather from NASDAQ.com, stock prices are quoted as of closing the last business day of each month.

"We're proud that our stock's price increased from $6.00 at the end of the year 2000 to $10.15 at the year-end 2001, a 69% increase in stock value."

Roger Christensen, President and CEO, Columbia Bancorp.


[GRAPHIC]  THE DALLES CITY HALL BUILT IN 1908.

To our stockholders, customers and friends

Message from the President

      America, the Pacific Northwest and Columbia Bancorp all persevered in a challenging environment in 2001. The staff of Columbia Bancorp completed our work for the year with significant accomplishments, yet with the firm understanding that the world has changed. The attacks of September 11 shook the foundation of our national security and impacted our economy, nowhere more so than in the Northwest. Investor confidence has been shaken. The equity markets are retrenching. At Columbia Bancorp, however, our performance grew strongly in 2001 despite these factors. We remain focused on the basics while keeping a sharp eye on the future. For 2001 Columbia Bancorp highlights included:

      -     Achieving our 14th consecutive year of net income growth

      -     Increasing share price by 69% for the year

      -     Adding two new branches

      -     Implementing a share repurchase program

      -     Completing management changes to enable continuous growth

      - Improving communication systems to customers via Internet banking and a customer service center

Financial highlights

      Our accomplishments in 2001 were even more significant in light of the present economy. Included in our list of achievements in 2001 was the 14th consecutive year of net income growth. Assets grew to a record high of more than $482 million at year-end, a 16% increase in assets for the year. Loan totals increased by more than 21% during the year, while maintaining loan quality as a top criteria. Columbia River Bank's loan quality ratios were better than peers due to an excellent lending staff and the commitment to our customers and the bank. Earnings per diluted share increased 27% in 2001 to $0.89 per share, compared to $0.70 per diluted share in 2000. Return on average equity (ROAE) was 16.76%, compared to 14.40% in 2000. Net earnings increased to $7.37 million from $5.6 million in 2000. For banks in the $400-600 million asset range, Columbia is in the top 25% for ROAE for 2001.

      To enhance stockholder value, we also initiated a stock repurchase program and bought 50,000 shares of CBBO stock during the year. The repurchase was made on the open market and was part of an authorized repurchase program for up to 400,000 shares or approximately 5% of the company's shares


[PHOTO]
Roger L. Christensen
President/Chief Executive Officer
Columbia Bancorp


[PHOTO]
Donald T. Mitchell
Chairman of the Board
Columbia Bancorp
outstanding at the end of 2000. We believe our shares represent an excellent value in the market and we will, from time to time, make periodic purchases. While we are pleased that our stock increased its value by 69% in 2001, we still continue to believe our share price is undervalued compared to that of our peers.


Creative products with an eye on the future

      During the year, Columbia Bancorp more than held its own. In fact, we implemented new technologies, developed new products, services and market niches. Our financial health has never been better. We are positioned to provide superior customer service -- through our Internet banking service, Columbia River BankNet, together with our Telebank option and expanding ATM and branch networks. In 2002, Columbia will offer a customer service center that will give our customers another option for obtaining information, products and services.

[PHOTO]

      During 2001, we opened two new branches; one in Canby, Oregon, and a limited banking facility in a retirement center located in McMinnville, Oregon. These branches expand Columbia's footprint in the non-Metropolitan areas of the Willamette Valley and should contribute to our future profitability. We will continue to seek branch opportunities in new and existing markets to help drive our future growth.

Looking ahead to 2002

      For 2002 we will offer new products, such as a cash management system that is Internet based, for our business clients; an improved telebanking and Internet banking product; and new products and services that keep up with the changing needs of consumers. We will not let the events of last year deter us from our vision. Our thoughts and best wishes go out to all the families touched by the events of the past year. We continued the strides made in 2000 with even more improvements in 2001. Our mission for the years ahead remains that of a friendly, community-based banking organization that is known for its superior leadership, employees who are committed to their clients, high quality products and services, and commitment to improving stockholder value. We are known for our ability to make local decisions for our clients and for the strong community ties and leadership in the communities we serve, and we expect to be known for these attributes in the future. We remain committed at Columbia Bancorp and Columbia River Bank to be the premier provider of quality financial products and services. All of us -- our board, staff and management -- are committed to delivering on that mission today as well as tomorrow. We thank you for being stockholders as well as being customers.




/s/ ROGER L. CHRISTENSEN
--------------------------------------
Roger L. Christensen
President and Chief Executive Officer

Message from the Chairman


        The Board of Directors of Columbia Bancorp join with President and CEO, Roger Christensen, in recognizing the tremendous accomplishments made by your bank in 2001, which concluded a quarter century of progress by Columbia Bancorp. Our strategic plan guided us well during the year, helping us stay flexible and responsive to a changing financial environment. In 2002, we look forward to continuing our focus on strong community-facing customer service, excellent financial products, and the enhancement of stockholder value.

        During the past year we completed our planned succession of Roger Christensen as our new president and chief executive officer. Roger has been with the company for nearly three years and has been instrumental in our planning and success over that time. He brings 20 years of banking experience, perspective and leadership to his new role.

        We are pleased that Terry Cochran accepted the nomination for re-election to the Board of Directors last year. His 35-year career as a well-respected Oregon banker gives him invaluable experience as he moves into his new role as a bank director.

        Another key position was filled last year with the appointment of Greg Spear as Executive Vice President and Chief Financial Officer. Before joining Columbia Bancorp, Greg served in a senior management role with another Northwest community bank. He is a proven leader with strong financial, operational and managerial expertise. Greg brings to Columbia Bancorp a broad financial services background that compliments his community banking experience. As chief financial officer, Greg oversees all financial aspects of both Columbia Bancorp and Columbia River Bank.

        On behalf of your Board of Directors, I thank you for your continued support of Columbia Bancorp and Columbia River Bank. As your representatives and fellow stockholders, please feel free to contact any of us if you have any questions or comments. We welcome your input.



/s/ DONALD T. MITCHELL
------------------------
Donald T. Mitchell
Chairman of the Board



[PHOTO]

David, George "Elden" Jr. and Joan Wagenblast (family descendants of George Elden Wagenblast Sr., owner/operator of the mule pulled combine.)

The Wagenblast family farmed the Kuck Ranch from 1921 until 1993. Elden operated the ranch from 1946 until 1985 when David assumed the job. David ran the ranch until 1993--just a year after Ernest Kuck died. In 1997 David joined Columbia River Bank as an Agriculture Consultant.


"My family is honored to have our 1932 mule harvest photograph on the cover of Columbia Bancorp's 2001 annual report, showing the lower Deschutes River, Wasco and Sherman counties in Oregon, and Washington on the horizon. We dedicate it to all agricultural and commercial businesses who remember how they got to be where they are today through perseverance, teamwork, and good old-fashioned family values."


David Wagenblast

[PHOTO]

Gary Hertel and Shawn Carroll exemplify the experience and stability we strive to develop in our staff. Gary has been branch manager of The Dalles branch since 1988 and has 34 years of successful banking. Shawn Carroll has been the Canby branch manager since 2001 and brings 25 years of banking experience to Columbia River Bank.

Creative products for today and tomorrow


        As a proven regional leader, Columbia Bancorp and Columbia River Bank serve distinct markets throughout the region. During our quarter century of growth, we have worked hard to learn what our customers want, and to anticipate their needs. We have grown through both acquisition and internal development. We operate a total of 16 branches in Oregon and South-Central Washington.

        Our community-oriented financial products include mortgage lending services through Columbia River Bank Mortgage Group and investment services through CRB Financial Services. Columbia River Bank started mid-year with a new consumer loan center, specializing in auto lending through strategic relationships with Auto Dealerships. This department grew loans to 3.1 million by year-end. The outlook is bright for the group and adds to the banks goal of diversifying products and services. In addition, a new mortgage office was opened in Newport, Oregon, along the central Oregon coast. Together with existing offices and programs, Columbia River Bank Mortgage Group increased loans serviced from $156 million at the start of the year to $416 million at the end of the year, reflecting a vibrant market in 2001.


        Our enhanced on-line banking services allow our customers the ability to access information about their accounts, pay bills and complete many other transactions no matter where they are. Columbia River BankNet is a new service that is provided free to all customers, allowing account management 24 hours per day, seven days per week.




[PHOTO]

Carol Tieben, Senior Real Estate Loan Funder with Columbia River Bank Mortgage Group. Carol has been in the mortgage business for 28 years and with the Columbia River Bank Mortgage Group since 1998. She has been instrumental in organizing the mortgage group.




[PHOTO]

Patty Weiss, Vice President, Senior Operations Officer, has been with Columbia River Bank longer than any other employee. She began her career as a teller in 1975, and worked her way up to Senior Operations Officer.

[PHOTO]

Executive Leadership in 2001, from left to right: Greg Spear, Jim McCall, Roger Christensen, Phil Hamilton, Britt Thomas, Craig Ortega


        Our technological enhancements mean we can reach our customers -- and they can reach us -- there by reinforcing our commitment to customer service and to our local communities. In addition to our technological commitments, Columbia River Bank established two new branches in 2001, both outside major metropolitan areas. Branches were established in Canby, Oregon, and a limited banking facility at the Hillside Community Retirement Center in McMinnville, Oregon. New branches both within and outside our existing service territory will be sought to add value to the company.

Financial Review & Corporate Information

Selected Financial Data                           10
Management's Discussion and Analysis              11
Consolidated Balance Sheets                       15
Consolidated Statements of Income and
  Comprehensive Income                            16
Consolidated Statements of Changes in
  Stockholders' Equity                            17
Consolidated Statements of Cash Flows             18
Notes to Financial Statements                     19
Independent Auditor's Report                      34
Columbia River Bank Branch Managers and
  Branch Locations                                35
Columbia Bancorp and Columbia River Bank
  Executives, Other Senior Vice Presidents        36
Corporate and Stockholder Information             36
Board of Directors                                37

                 Financial Condition and Results of Operations
                             Selected Financial Data


YEARS ENDING DECEMBER 31,
(dollars in thousands except per share data)        2001           2000           1999           1998           1997
----------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA
Interest income                                  $  35,078      $  33,367      $  26,883      $  21,328      $  18,144
Interest expense                                    11,583         12,256          8,568          7,205          6,270
----------------------------------------------------------------------------------------------------------------------
     Net interest income                            23,495         21,111         18,315         14,123         11,874
Loan loss provision                                  1,450          1,697          1,005          1,000            581
----------------------------------------------------------------------------------------------------------------------
Net interest income after
 provision for loan losses                          22,045         19,414         17,310         13,123         11,293
Noninterest income                                   9,677          6,767          5,542          4,678          2,481
Noninterest expense                                 19,971         17,252         14,734         10,633          8,092
----------------------------------------------------------------------------------------------------------------------
Income before provision for
 income taxes                                       11,751          8,929          8,118          7,168          5,682
Provision for income taxes                           4,377          3,305          3,105          2,450          1,795
----------------------------------------------------------------------------------------------------------------------
     Net income                                  $   7,374      $   5,624      $   5,013      $   4,718      $   3,887
======================================================================================================================
DIVIDENDS
Cash dividends declared                          $   2,570      $   2,326      $   1,999      $   1,587      $     842
Ratio of dividends declared
 to net income                                       34.85%         41.36%         39.88%         33.64%         21.67%

PER SHARE DATA
Earnings Per Share:
  Basic earnings per common share                $    0.92      $    0.70      $    0.63      $    0.67      $    0.57
  Diluted earnings per common share                   0.89           0.70           0.62           0.65           0.55
Book value per common share                           5.78           5.15           4.66           4.37           3.35
Weighted average shares outstanding:
  Basic                                              8,033          8,017          7,985          7,066          6,813
  Diluted                                            8,244          8,080          8,090          7,238          7,013

BALANCE SHEET DATA
Investment securities                            $  43,532      $  60,544      $  62,333      $  47,894      $  48,804
Loans, net                                         380,283        299,881        246,975        206,552        155,219
Total assets                                       482,207        416,859        361,241        342,413        231,827
Total deposits                                     394,636        346,427        310,910        295,680        201,568
Stockholders' equity                                46,445         41,326         37,322         34,756         22,987

KEY FINANCIAL RATIOS
Return on average assets                              1.64%          1.41%          1.44%          1.83%          1.77%
Return on average equity                             16.76          14.40          13.90          18.10          18.37
Total loans to total deposits                        96.36          86.56          79.44          69.86          77.00
Net interest margin(1)                                5.92           6.05           6.17           6.19           6.15
Efficiency ratio                                     60.20          62.17          62.14          56.56          56.37

ASSET QUALITY RATIOS
Reserve for loan losses to:
  Nonperforming assets                              392.82%        355.95%        553.45%        108.82%        112.65%
  Total loans                                         1.38           1.50           1.32           1.13           1.04
Nonperforming assets
 to total assets                                      0.28           0.31           0.16           0.64           0.63
Net loan charge-offs (recoveries)
 to average loans                                     0.21           0.14           0.04           0.38          (0.04)

CAPITAL RATIOS
Average stockholders' equity
 to average assets                                    9.77%          9.80%         10.40%         10.12%          9.62%
Tier I capital ratio                                  9.32           9.78          10.17          10.90          13.70
Total risk-based capital ratio                       10.61          11.03          11.32          11.90          14.70
Leverage ratio                                        8.61           8.14           8.26           8.90          10.60

--------------
(1) Interest earned on nontaxable securities has been computed on a 34% tax equivalent basis.

                      Management's Discussion and Analysis

Stock Price and Dividends

The common stock of Columbia Bancorp ("Columbia") trades on the NASDAQ National Market under the symbol "CBBO". Trading in Columbia's stock on NASDAQ commenced on November 6, 1998. The respective high and low sale prices of Columbia's common stock for the periods indicated are shown below. All prices for the periods shown have been adjusted for stock splits. Prices do not include retail markups, markdowns, or commissions, and may not represent actual transactions. As of December 31, 2001 Columbia had 8,037,078 shares issued and outstanding, which were held by approximately 1,522 stockholders.

                                2001                             2000
                     ---------------------------       ----------------------------
                           Cash Dividend                     Cash Dividend
                      High      Low     Declared        High      Low     Declared
-----------------------------------------------------------------------------------
First Quarter        $ 8.38    $ 6.00    $ 0.08        $ 7.13    $ 5.50    $ 0.07
Second Quarter       $ 9.00    $ 7.15    $ 0.08        $ 6.75    $ 5.75    $ 0.07
Third Quarter        $10.95    $ 8.50    $ 0.08        $ 6.75    $ 6.00    $ 0.07
Fourth Quarter       $10.50    $ 8.84    $ 0.08        $ 6.38    $ 5.75    $ 0.08


Overview

From its origins as a one-branch bank in The Dalles, Oregon, Columbia has grown as a result of merger and acquisition activity, new branch openings, the introduction of new business lines, and the expansion and cross-marketing of its existing products and community-bank lending expertise. In 1995, Columbia River Bank ("CRB") merged with Juniper Banking Company. In 1996, Columbia was formed as CRB's holding company, and Columbia acquired Washington-based Klickitat Valley Bank. Further growth came from CRB's Hood River, Oregon and Bend, Oregon branch openings, and from the expansion in 1997 of CRB's residential mortgage business. In 1998, CRB opened a new branch in Hermiston, Oregon and Columbia completed the acquisition of Valley Community Bank. During 1999, CRB opened new branches in Pendleton, Oregon and Newberg, Oregon, and opened a second Bend branch. In April 2000 Columbia River BankNet, CRB's Internet based banking product, was introduced, and in September, CRB completed its acquisition of Datatech of Oregon, Inc., a bank data processing company. In 2001, the Canby, Oregon branch and a limited banking facility located in a McMinnville, Oregon retirement community, as well as a mortgage lending office in Newport, Oregon were opened. Collectively, these growth and acquisition activities have enabled Columbia to diversify its portfolio and its operating risk over several market areas and local economies.

Columbia's goal is to grow its earning assets while maintaining a high return on equity and high asset quality. The key to this, in Columbia's view, is to emphasize personal, quality banking products and services for its customers, to hire and retain competent branch management and administrative personnel, and to respond quickly to customer demand and growth opportunities. Columbia also intends to increase its market penetration in its existing markets, and to expand into new markets through further suitable acquisitions and through new branch openings.

As of December 31, 2001, Columbia had total assets of $482.21 million, total deposits of $394.64 million, and stockholders' equity of $46.45 million. Columbia's net income for the year ended December 31, 2001, was $7.37 million, which was Columbia's 14th consecutive year of increasing net income. For the year ended December 31, 2001, Columbia's return on average assets was 1.64% and return on average equity was 16.76%. During the past five years, Columbia has achieved an average return on average equity of 16.31% and an average return on average assets of 1.62%.

Results of Operations

NET INTEREST INCOME

Net interest income, before provision for loan losses, for the year ended December 31, 2001 was $23.50 million, an increase of 11.29% compared to net interest income of $21.11 million in 2000, an increase of 15.23% compared to net interest income of $18.32 million in 1999. The overall tax-equivalent earning asset yield was 8.79% in 2001 compared to 9.48% in 2000 and 8.98% in 1999. For the same years, rates on interest-bearing liabilities were 3.72%, 4.42% and 3.60%, respectively. The net interest spread for year 2001 increased one-hundredth of a percent, over year 2000.

ANALYSIS OF NET INTEREST INCOME

The following table presents information regarding yields on interest-earning assets, expense on interest-bearing liabilities and net yields on interest-earning assets for the period indicated.

Total interest-earning assets averaged $404.32 million for the year ended December 31, 2001, compared to $356.81 million for the corresponding period in 2000. Most of the increase occurred in the loan category. Increases in the loan portfolio are attributed to favorable interest rates and the execution of Columbia's strategy to provide personal, quality banking products and services, to hire experienced lending personnel in strategic branch locations and administrative capacities, and to continue marketing strategies.

Interest-bearing liabilities averaged $311.28 million for the year ended December 31, 2001 compared to $277.32 million during the same period in 2000. Interest cost, as a percentage of earning assets, decreased to 2.81% in 2001, compared to 3.44% in 2000 and 2.81% in 1999.

Average loans, which generally carry a higher yield than investment securities and other earning assets, comprised 86.13% of average earning assets during 2001, compared to 80.73% in 2000 and 72.81% in 1999. During the same periods, average yields on loans were 9.23% in 2001, 10.23% in 2000, and 10.12% in 1999. Average investment securities comprised 11.73% of average earning assets in 2001, which was down from 16.76% in 2000 and 19.43% in 1999. Tax equivalent interest yields on investment securities have ranged from 6.19% in 2001 to 6.32% in 2000 and 6.27% in 1999.



                                                  Year Ended December 31,                    Increase                    Change
                                         ----------------------------------------     ----------------------       -----------------
(dollars in thousands)                       2001          2000           1999          01-00        00-99         01-00      00-99
------------------------------------------------------------------------------------------------------------------------------------
Interest and fee income(1)               $   35,527     $   33,834     $   27,400     $   1,693    $    6,434       5.00%     23.48%
Interest expense                         $   11,583     $   12,256     $    8,568     $    (673)   $    3,688      (5.49%)    43.04%
Net interest income before
 provision for loan loss(1)              $   23,944     $   21,578     $   18,832     $   2,366    $    2,746      10.96%     14.58%
Average interest earning assets          $  404,324     $  356,806     $  305,287     $  47,518    $   51,519      13.32%     16.88%
Average interest bearing liabilities     $  311,283     $  277,320     $  238,646     $  33,963    $   38,674      12.25%     16.21%
Average interest earning assets/
 interest bearing liabilities                129.89%        128.66%        127.92%         1.23          0.74
Average yields earned(1)                       8.79%          9.48%          8.98%        (0.69)         0.50
Average rates paid                             3.72%          4.42%          3.60%        (0.70)         0.82
Net interest spread(1)                         5.07%          5.06%          5.38%         0.01         (0.32)
Net interest margin(1)                         5.92%          6.05%          6.17%        (0.13)        (0.12)

-----------
(1) Tax-exempt income has been adjusted to a tax-equivalent basis at 34%.

PROVISION FOR LOAN LOSSES

The provision for loan losses represents charges made to earnings to maintain an adequate allowance for potential loan losses. The allowance is maintained at an amount believed to be sufficient to absorb losses in the loan portfolio. Factors considered in establishing an appropriate allowance include a careful assessment of the financial condition of the borrower; a realistic determination of the value and adequacy of underlying collateral; the condition of the local economy and the condition of the specific industry of the borrower; a comprehensive analysis of the levels and trends of loan categories; and a review of delinquent and classified loans.

For the year ended December 31, 2001, loan charge-offs exceeded recoveries by $716,000 as compared to 2000 and 1999, when loan charge-offs exceeded recoveries by $418,000 and $87,000, respectively.

NONINTEREST INCOME

Total noninterest income increased through year-end 2001 from 1999. Over this three-year period, noninterest income has increased from $5.54 million in 1999, to $6.77 million in 2000, and to $9.68 million in 2001. Noninterest income is primarily derived from service charges and related fees, as well as mortgage origination, servicing rights and processing fees. Such income increased $2.91 million, or 43.00% for the year ended December 31, 2001, compared to the year ended December 31, 2000. The increase, in part, was the result of increasing deposit volumes and related service fees. Service charges and fees were $3.01 million for the year ended December 31, 2001, compared to $2.60 million for the year ended December 31, 2000, and $2.19 million for the year ended December 31, 1999. Management attributes this 16.08% increase to additional customers served at all of Columbia's branches. The increase in noninterest income was also a result of income generated by Columbia's mortgage group, which for the year ended 2001, generated $4.26 million in income from originating, processing, servicing, and selling mortgage loans. The remainder of the increase in noninterest income is primarily attributable to improved revenues received from credit card discounts and fees, investment fee income provided by Columbia's financial services department, and other noninterest fees and charges.

NONINTEREST EXPENSE

Noninterest expenses consist principally of employees' salaries and benefits, occupancy costs, data processing expenses and other noninterest expenses. A measure of Columbia's ability to control noninterest expenses is the efficiency ratio. For the year ended December 31, 2001, the efficiency ratio was 60.20%, as compared to 62.17% in 2000 and 62.14% in 1999.

Noninterest expense for 2001 was $19.97 million, as compared to $17.25 million for 2000 and $14.73 million for 1999. The increases in noninterest expense are the result of rising personnel expenses, occupancy expense, and other noninterest expenses. The additional increases relate primarily to costs associated with growth in operations and continued investment in technology and communication systems.

INCOME TAXES

The provision for income taxes was $4.38 million in 2001, $3.31 million in 2000 and $3.11 million in 1999. The provision resulted in effective combined federal and state tax rates of 37.20% in 2001, 37.01% in 2000, and 38.25% in 1999. The
effective tax rates differ from combined estimated statutory rates of 38% principally due to the effects of nontaxable interest income, which is recognized for book but not for tax purposes.

LOANS

Columbia's loan policies and procedures establish the basic guidelines governing its lending operations. Generally, the guidelines address the types of loans that Columbia seeks, target markets, underwriting and collateral requirements, terms, interest rate and yield considerations, and compliance with laws and regulations. All loans or credit lines are subject to an approval process and dollar amount limitations. These limitations apply to the borrower's total outstanding indebtedness to Columbia, including the indebtedness of any guarantor. The policies are reviewed and approved at least annually by the Board of Directors of CRB.

Net outstanding loans totaled $380.28 million at December 31, 2001, representing an increase of $80.40 million, or 26.81% compared to $299.88 million as of December 31, 2000. Loan commitments grew to $133.91 million as of December 31, 2001, representing an increase of $31.50 million over year-end 2000.

Columbia's net loan portfolio at December 31, 2001, includes loans secured by real estate (60.90%), commercial loans (17.50%), agricultural loans (14.90%), and consumer loans (6.70%). The largest category is concentrated in real estate loans. This is primarily due to significant growth of mortgage and commercial real estate loan activity. Mortgage loans usually are temporarily financed on the balance sheet before being sold to the secondary market. Some loans in this category are secured by real estate, but are used for purposes other than financing the purchase of real property, such as inventory financing and equipment purchases, where real property serves as collateral for the loan.

ASSET-LIABILITY MANAGEMENT AND INTEREST RATE SENSITIVITY

Columbia's results of operations depend substantially on its net interest income. Interest income and interest expense are affected by general economic conditions and by competition in the marketplace. Columbia's interest and pricing strategies are driven by its asset-liability management analysis and by local market conditions.


                                                                         December 31, 2001
                                             -----------------------------------------------------------------------
(dollars in thousands)                       0-3 Months    4-12 Months      1-5 Years     Over 5 Years       Totals
--------------------------------------------------------------------------------------------------------------------
INTEREST-RATE-SENSITIVE ASSETS:
Interest earning balance due from banks       $  1,275      $      --       $      --       $     --       $   1,275
Federal funds sold                               1,525             --              --             --           1,525
Investments available for sale(1)(2)             4,128          4,714          11,564            469          20,875
Investments held to maturity(2)                     50            910           4,314         17,384          22,658
Loans held for sale                             18,960             --              --             --          18,960
Loans, net of allowance for loan losses
 and unearned loan fees                        167,521      25,371 11           1,184         57,247         361,323
--------------------------------------------------------------------------------------------------------------------
Total Interest-Rate-Sensitive Assets           193,459         30,995         127,061         75,100         426,615

INTEREST-RATE-SENSITIVE LIABILITIES:
Savings and interest demand deposits(3)         53,091         43,026         157,626         23,982         277,727
Certificates of deposit                         29,115         55,149          31,579          1,065         116,908
Borrowings                                       5,451         13,500          15,816          1,138          35,905
--------------------------------------------------------------------------------------------------------------------
Total Interest-Rate-Sensitive Liabilities       87,657        111,675         205,021         26,185         430,540
--------------------------------------------------------------------------------------------------------------------
Periodic GAP                                   105,801        (80,681)        (77,960)        48,915       $  (3,925)
====================================================================================================================
Cumulative GAP                               $1 05,801       $  25,120       $(52,840)      $  (3,925)
Cumulative Gap as a percentage of assets         21.94%           5.21%        (10.96)%         (0.81)%
====================================================================================================================

------------
(1)     Equity investments have been placed in the 0-3 month category.

(2)     Repricing is based on contractual maturities.

(3)     Repricing is based on estimated average lives



Columbia seeks to manage its assets and liabilities to generate a stable level of earnings in response to changing interest rates and to manage its interest rate risk. Columbia further strives to serve its communities and customers through deployment of its resources on a corporate-wide basis so that qualified loan demand may be funded wherever necessary in its branch banking system. Asset/liability management involves managing the relationship between interest rate sensitive assets and interest rate sensitive liabilities. If assets and liabilities do not mature or reprice simultaneously, and in equal amounts, the potential for exposure to interest rate risk exists, and an interest rate "gap" is said to be present.

Rising and falling interest rate environments can have various effects on a bank's net interest income, depending on the interest rate gap, the relative changes in interest rates that occur when assets and liabilities are repriced, unscheduled repayments of loans, early withdrawals of deposits, and other factors.

The following table sets forth the dollar amount of maturing interest-earning assets and interest-bearing liabilities at December 31, 2001 and the difference between them for the maturing or repricing periods indicated. The amounts in the table are derived from Columbia's internal data, which varies from amounts classified in its financial statements, and, although the information may be useful as a general measure of interest rate risk, the data could be significantly affected by external factors such as prepayments of loans or early withdrawals of deposits. Each of these may greatly influence the timing and extent of actual repricing of interest-earning assets and interest-bearing liabilities.

The overall cumulative gap position is slightly negative since more liabilities than assets reprice during the next year. However, there are certain shortcomings inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities and periods of repricing, they may react differently to changes in market interest rates. Also, interest rates on assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other assets and liabilities may follow changes in market interest rates. Given these shortcomings, management believes that the above information should not be solely relied upon for measuring the sensitivity of assets and liabilities. It represents one of the tools used by management to assist in the process of understanding the potential impact of interest rate movements on the net interest margin.

Management also utilizes an interest rate risk model that simulates the effect of interest rate changes on the net interest margin and equity. The most recent asset/liability model analysis reflected that Columbia has some interest rate risk and is deemed to be asset-sensitive. The effect of an asset-sensitive position is that the net interest margin should increase during periods of rising interest rates. However, there can be no assurance that fluctuations in interest rates will not have a material adverse impact on Columbia.

LIQUIDITY

Columbia has adopted policies to maintain a relatively liquid position to enable it to respond to changes in the financial environment and ensure sufficient funds are available to meet customers' needs for borrowing and deposit withdrawals. Generally, Columbia's major sources of liquidity are customer deposits, sales and maturities of investment securities, the use of borrowings from the Federal Home Loan Bank of Seattle and correspondent banks, and net cash provided by operating activities. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and unscheduled loan prepayments are not as stable because they are influenced by general interest rate levels, competing interest rates available on other investments, market competition, economic conditions, and other factors. Liquid asset balances include cash, amounts due from other banks, federal funds sold, and securities available-for-sale and securities held-to-maturity with maturities occurring in the next three months. At December 31, 2001, these liquid assets totaled $41.47 million or 8.60% of total assets as compared to $66.04 million or 15.87% of total assets at December 31, 2000. Liquidity has declined during year 2001 as a result of a declining interest rate environment that stimulated strong loan growth that exceeded deposit growth. Columbia has primarily met liquidity needs from maturing and called investment securities and other borrowings.

The analysis of liquidity also includes a review of the changes that appear in the consolidated statements of cash flows for the year ended December 31, 2001. The statement of cash flows includes operating, investing, and financing categories. Operating activities include net income of $7.37 million, which is adjusted for non-cash items and increases or decreases in cash due to changes in certain assets and liabilities. Investing activities consist primarily of both proceeds from and purchases of securities and the impact of the net growth in loans. Financing activities present the cash flows associated with deposit accounts and reflect dividends paid to stockholders.

At December 31, 2001, Columbia had outstanding commitments to make loans of $133.91 million. Nearly all of these commitments represented unused portions of credit lines available to consumers under credit card and other arrangements and to businesses. Many of these credit lines will not be fully drawn upon and, accordingly, the aggregate commitments do not necessarily represent future cash requirements. Management believes that Columbia's sources of liquidity are sufficient to meet likely calls on outstanding commitments, although there can be no assurance in this regard.

STOCKHOLDERS' EQUITY AND REGULATORY CAPITAL

Stockholders' equity increased $5.12 million during 2001. Stockholders' equity at December 31, 2001 was $46.45 million compared to $41.33 million at December 31, 2000. This increase reflects net income and comprehensive income of $7.80 million and $307,000 in exercised stock options. These additions to equity were partially offset by cash dividends paid or declared of $2.57 million.

The Federal Reserve Board and the Federal Deposit Insurance Corporation have established minimum requirements for capital adequacy for bank holding companies and member banks. The requirements address both risk-based capital and leveraged capital. The regulatory agencies may establish higher minimum requirements if, for example, a corporation has previously received special attention or has a high susceptibility to interest rate risk. The following reflects Columbia's various capital ratios at December 31, 2001, and December 31, 2000, as compared to regulatory minimums for capital adequacy purposes:

                 December 31,  December 31,  Regulatory
                     2001          2000       Minimum
-------------------------------------------------------
Tier I capital       9.32%         9.78%       4.00%
Total risk-
 based capital      10.61%        11.03%       8.00%
Leverage ratio       8.61%         8.14%       4.00%

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

                           Consolidated Balance Sheets

DECEMBER 31,                                                      2001              2000
--------------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents:
  Cash and due from banks                                    $  19,813,111     $  23,807,918
  Interest-bearing deposits with other banks                     1,275,462         2,167,580
  Federal funds sold                                             1,525,165         1,141,133
                                                             -------------------------------
     Total cash and cash equivalents                            22,613,738        27,116,631
                                                             -------------------------------
Investment securities:
  Investment securities available-for-sale                      18,802,107        39,388,134
  Investment securities held-to-maturity                        22,657,264        19,518,428
  Restricted equity securities                                   2,072,300         1,637,600
                                                             -------------------------------
     Total investment securities                                43,531,671        60,544,162
                                                             -------------------------------
Loans held-for-sale                                             18,959,979         5,318,303
Loans, net of allowance for loan losses
 and unearned loan fees                                        361,323,121       294,562,864
Property and equipment, net of depreciation                     13,887,846        13,875,397
Accrued interest receivable                                      3,485,533         3,992,040
Goodwill                                                         7,389,094         8,017,717
Mortgage servicing asset                                         6,196,801         2,759,687
Other assets                                                     4,818,922           672,214
--------------------------------------------------------------------------------------------
     Total assets                                            $ 482,206,705     $ 416,859,015
============================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
  Noninterest-bearing demand deposits                        $ 108,521,784     $  87,823,991
  Interest-bearing demand deposits                             136,967,524       133,467,551
  Savings accounts                                              32,237,233        27,251,563
  Time certificates                                            116,908,960        97,884,316
                                                             -------------------------------
     Total deposits                                            394,635,501       346,427,421
                                                             -------------------------------
Notes payable                                                   35,904,542        26,369,223
Accrued interest payable and other liabilities                   5,221,730         2,736,206
--------------------------------------------------------------------------------------------
     Total liabilities                                         435,761,773       375,532,850
--------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES (NOTE 15)
STOCKHOLDERS' EQUITY
Common stock, no par value, 20,000,000 shares
 authorized; 8,037,078 and 8,029,422 issued and
 outstanding at December 31, 2001 and 2000, respectively        14,679,226        14,461,771
Additional paid-in capital                                       6,054,368         6,379,393
Retained earnings                                               25,373,550        20,569,918
Accumulated comprehensive income (loss), net of taxes              337,788           (84,917)
--------------------------------------------------------------------------------------------
     Total stockholders' equity                                 46,444,932        41,326,165
--------------------------------------------------------------------------------------------
     Total liabilities and stockholders' equity              $ 482,206,705     $ 416,859,015
============================================================================================



See accompanying notes.

                        Consolidated Statements of Income
                            and Comprehensive Income


YEARS ENDED DECEMBER 31,                                               2001             2000             1999
-----------------------------------------------------------------------------------------------------------------
INTEREST INCOME
  Interest and fees on loans                                      $ 32,134,970      $ 29,472,770     $ 22,494,529
  Interest on investments:
     Taxable investment securities                                   1,614,918         2,402,691        2,194,632
     Nontaxable investment securities                                  871,172           906,920        1,002,837
  Interest on federal funds sold                                        40,038           109,878          829,137
  Other interest and dividend income                                   417,221           474,869          362,171
-----------------------------------------------------------------------------------------------------------------
     Total interest income                                          35,078,319        33,367,128       26,883,306
-----------------------------------------------------------------------------------------------------------------

INTEREST EXPENSE
  Interest on interest-bearing deposit and savings accounts          3,317,933         5,055,588        4,147,874
  Interest on time deposit accounts                                  6,385,589         5,727,145        3,886,563
  Other borrowed funds                                               1,879,647         1,473,614          533,800
-----------------------------------------------------------------------------------------------------------------
     Total interest expense                                         11,583,169        12,256,347        8,568,237
-----------------------------------------------------------------------------------------------------------------
     Net interest income before provision for loan losses           23,495,150        21,110,781       18,315,069
-----------------------------------------------------------------------------------------------------------------

PROVISION FOR LOAN LOSSES                                            1,450,000         1,697,000        1,005,000
-----------------------------------------------------------------------------------------------------------------
     Net interest income after provision for loan losses            22,045,150        19,413,781       17,310,069
-----------------------------------------------------------------------------------------------------------------

NONINTEREST INCOME
  Service charges and fees                                           3,013,734         2,596,294        2,186,953
  Net Mortgage Group revenues                                        4,263,441         2,097,798        1,611,172
  Credit card discounts and fees                                       840,656           700,440          550,812
  Financial services department income                                 467,791           432,048          377,332
  Other noninterest income                                           1,091,132           940,725          816,408
-----------------------------------------------------------------------------------------------------------------
     Total noninterest income                                        9,676,754         6,767,305        5,542,677
-----------------------------------------------------------------------------------------------------------------

NONINTEREST EXPENSES
  Salaries and employee benefits                                    11,421,966         9,652,033        8,043,843
  Occupancy expense                                                  1,830,346         1,608,593        1,188,923
  Goodwill amortization                                                628,623           628,623          628,623
  Credit card processing fees                                          581,905           507,370          405,075
  Data processing expense                                              301,878           485,781          566,113
  Other noninterest expenses                                         5,206,657         4,369,654        3,901,590
-----------------------------------------------------------------------------------------------------------------
     Total noninterest expenses                                     19,971,375        17,252,054       14,734,167
-----------------------------------------------------------------------------------------------------------------
INCOME BEFORE PROVISION FOR INCOME TAXES                            11,750,529         8,929,032        8,118,579
-----------------------------------------------------------------------------------------------------------------
PROVISION FOR INCOME TAXES                                           4,376,812         3,304,997        3,105,356
-----------------------------------------------------------------------------------------------------------------
NET INCOME                                                        $  7,373,717      $  5,624,035     $  5,013,223
=================================================================================================================

OTHER COMPREHENSIVE INCOME
  Unrealized gains (losses) on securities:
  Unrealized holding gains (losses) arising during the period     $    440,769      $    625,387     $   (764,362)
  Reclassification adjustment for (gains) losses included
   in net income                                                       (18,064)            3,990           (5,130)
-----------------------------------------------------------------------------------------------------------------
     Other comprehensive income (loss)                                 422,705           629,377         (769,492)
-----------------------------------------------------------------------------------------------------------------

COMPREHENSIVE INCOME                                              $  7,796,422      $  6,253,412     $  4,243,731
=================================================================================================================
BASIC EARNINGS PER SHARE OF COMMON STOCK                          $       0.92      $       0.70     $       0.63
=================================================================================================================
DILUTED EARNINGS PER SHARE OF COMMON STOCK                        $       0.89      $       0.70     $       0.62
=================================================================================================================


See accompanying notes.

                       Consolidated Statements of Changes
                             in Stockholders' Equity


                                                                                                     Accumulated
                                      Common Stock                 Additional                           Compre-           Total
                                ---------------------------         Paid-In          Retained           hensive        Stockholders'
                                  Shares          Amount            Capital          Earnings        Income (Loss)        Equity
------------------------------------------------------------------------------------------------------------------------------------
BALANCE,
  DECEMBER 31, 1998             7,949,032      $ 14,125,315      $  6,317,732      $ 14,257,975      $     55,198      $ 34,756,220
Stock options exercised            61,490           266,914                --                --                --           266,914
Income tax benefit from
 stock options exercised               --                --            53,758                --                --            53,758
Cash dividends paid                    --                --                --        (1,438,324)               --        (1,438,324)
Cash dividends declared                --                --                --          (560,737)               --          (560,737)
Net income and
 comprehensive income                  --                --                --         5,013,223          (769,492)        4,243,731
------------------------------------------------------------------------------------------------------------------------------------
BALANCE,
  DECEMBER 31, 1999             8,010,522        14,392,229         6,371,490        17,272,137          (714,294)       37,321,562
Stock options exercised            18,900            69,542                --                --                --            69,542
Income tax benefit from
 stock options exercised               --                --             7,903                --                --             7,903
Cash dividends paid                    --                --                --        (1,683,900)               --        (1,683,900)
Cash dividends declared                --                --                --          (642,354)               --          (642,354)
Net income and
 comprehensive income                  --                --                --         5,624,035           629,377         6,253,412
------------------------------------------------------------------------------------------------------------------------------------
BALANCE,
 DECEMBER 31, 2000              8,029,422        14,461,771         6,379,393        20,569,918           (84,917)       41,326,165
Stock options exercised            57,656           307,455                --                --                --           307,455
Income tax benefit from
 stock options exercised               --                --            12,478                --                --            12,478
Stock repurchased                 (50,000)          (90,000)         (337,503)               --                --          (427,503)
Cash dividends paid                    --                --                --        (1,927,227)               --        (1,927,227)
Cash dividends declared                --                --                --          (642,858)               --          (642,858)
Net income and
 comprehensive income                  --                --                --          7,373,717           422,705         7,796,422
------------------------------------------------------------------------------------------------------------------------------------
BALANCE,
 DECEMBER 31, 2001              8,037,078      $ 14,679,226      $  6,054,368      $ 25,373,550      $    337,788      $ 46,444,932
====================================================================================================================================



See accompanying notes.

                      Consolidated Statements of Cash Flows

YEARS ENDED DECEMBER 31,                                               2001                2000                1999
------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                        $   7,373,717       $   5,624,035       $   5,013,223
Adjustments to reconcile net income to net cash from
 operating activities:
  Amortization of premiums and discounts on
    investment securities                                                36,135              30,180              43,171
  Loss (gain) on sale of available-for-sale securities                  (27,530)              6,046              (8,566)
  Loss on sale or write-down of property and equipment                       --                 501                  --
  Loss on sale or write-down of other real estate owned                     776                  --              41,450
  Loss on call of held-to-maturity investment securities                    161                  --                 793
  Depreciation and amortization                                       2,163,353           1,780,284           1,425,171
  Impairment of mortgage servicing asset                                917,729                  --                  --
  Federal Home Loan Bank stock dividend                                (123,200)            (90,900)            (79,700)
  Deferred income tax benefit                                         1,262,560              80,978             373,285
  Provision for loan losses                                           1,450,000           1,697,000           1,005,000
Increase (decrease) in cash due to changes in certain assets and liabilities:
  Proceeds from the sale of loans held-for-sale                     318,259,993         117,490,853         134,746,355
  Production of loans held-for-sale                                (331,901,669)       (119,526,307)       (130,210,601)
  Accrued interest receivable                                           506,507          (1,089,439)           (415,479)
  Mortgage servicing rights                                          (4,750,197)         (1,437,145)           (744,738)
  Other assets                                                       (1,919,090)            448,807            (378,939)
  Accrued interest payable and other liabilities                      2,335,012             523,494            (133,584)
------------------------------------------------------------------------------------------------------------------------
     Net cash from operating activities                              (4,415,743)          5,538,387          10,676,841
------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from the sale of available-for-sale securities              18,315,428           3,014,531           9,706,623
Proceeds from the maturity of available-for-sale securities           2,895,000             800,000           1,565,000
Proceeds from the maturity of held-to-maturity securities             2,330,442           2,479,371           3,473,381
Purchases of held-to-maturity securities                             (5,484,218)         (1,887,266)         (6,304,797)
Purchases of available-for-sale securities                                   --          (1,181,794)        (24,076,603)
Purchase of restricted equity securities                               (311,500)           (449,900)            (26,650)
Proceeds from sale of restricted equity securities                           --                  --             126,750
Net change in loans made to customers                               (68,850,433)        (52,567,673)        (46,123,083)
Investment in bank owned life insurance                              (3,174,000)                 --                  --
Proceeds from the sale of property and equipment                             --              27,331                  --
Proceeds from the sale of other real estate owned                       290,187                  --             398,430
Payments made for purchase of property and equipment                 (1,151,825)         (2,886,834)         (4,517,809)
------------------------------------------------------------------------------------------------------------------------
     Net cash from investing activities                             (55,140,919)        (52,652,234)        (65,778,758)
------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Net change in demand deposit and savings accounts                    29,183,436          16,178,530           2,270,069
Net change in time certificates                                      19,024,644          19,339,102          12,959,331
Net increase in notes payable                                         9,535,318          15,498,905           1,136,223
Dividends paid                                                       (2,569,581)         (2,244,637)         (1,915,266)
Proceeds from stock options exercised and sales of
 common stock                                                           307,455              69,542             266,914
Repurchase of common stock                                             (427,503)                 --                  --
------------------------------------------------------------------------------------------------------------------------
     Net cash from financing activities                              55,053,769          48,841,442          14,717,271
------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                 (4,502,893)          1,727,595         (40,384,646)
CASH AND CASH EQUIVALENTS, beginning of year                         27,116,631          25,389,036          65,773,682
------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, end of year                            $  22,613,738       $  27,116,631       $  25,389,036
========================================================================================================================
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid in cash                                             $  11,705,699       $  12,244,272       $   8,464,322
========================================================================================================================
Taxes paid in cash                                                $   2,906,000       $   2,972,000       $   2,930,000
========================================================================================================================
SCHEDULE OF NONCASH ACTIVITIES
Change in unrealized gain on available-for-sale
 securities, net of taxes                                         $     422,705       $     629,377       $    (769,492)
========================================================================================================================
Cash dividend declared and payable after year-end                 $     642,858       $     642,354       $     560,737
========================================================================================================================
Transfers of loans to other real estate owned                     $     640,176       $          --       $     159,080
========================================================================================================================



See accompanying notes.

Notes to Consolidated Financial Statements

NOTE 1 -- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND NATURE OF OPERATIONS -- Columbia Bancorp ("Columbia") was incorporated on October 3, 1995, and became the holding company of Columbia River Bank (the "Bank") effective January 1, 1996.

The Bank is a state-chartered banking institution authorized to provide banking services in the states of Oregon and Washington. With its administrative headquarters in The Dalles, Oregon, the Bank operates branch facilities in The Dalles, Hood River, Hermiston, Pendleton, McMinnville, Canby, Newberg, Madras, Redmond, and Bend, Oregon. In Washington, it operates branches in Goldendale and White Salmon.

Substantially all activity of Columbia is conducted through its subsidiary bank, the Bank, which, along with Columbia, is subject to the regulations of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities. All significant intercompany accounts and transactions between Columbia and its subsidiary have been eliminated in the preparation of the consolidated financial statements.

BUSINESS EXPANSION ACTIVITY -- In 1997, the Bank began operating a mortgage banking division, Columbia River Bank Mortgage Group (the "Mortgage Group"), which is headquartered in Bend, Oregon. The Mortgage Group also has offices in The Dalles, Hermiston, Pendleton, Newport, Redmond, Madras, McMinnville, and Hood River, Oregon, and provides services to all commercial banking branches of the Bank.

MANAGEMENT'S ESTIMATES AND ASSUMPTIONS -- The preparation of the consolidated financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet, and revenues and expenses for the period. Actual results could differ significantly from those estimates. Significant estimations made by management primarily involve the calculation of the allowance for loan losses and the valuation of the mortgage servicing rights asset.

INVESTMENT SECURITIES -- Columbia is required to specifically identify its investment securities as "held-to-maturity," "available-for-sale," or "trading accounts." Accordingly, management has determined that all investment securities held at December 31, 2001 and 2000, are either "available-for-sale" or "held-to-maturity" and conform to the following accounting policies:

Securities held-to-maturity -- Bonds, notes, and debentures for which Columbia has the intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

Securities available-for-sale -- Available-for-sale securities consist of bonds, notes, debentures, and certain equity securities not classified as held-to-maturity securities. Securities are generally classified as available-for-sale if the instrument may be sold in response to such factors as
(1) changes in market interest rates and related changes in the prepayment risk,
(2) needs for liquidity, (3) changes in the availability of and the yield on alternative instruments, and (4) changes in funding sources and terms. Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as other comprehensive income and carried as accumulated comprehensive income or loss within stockholders' equity until realized. Fair values for these investment securities are based on quoted market prices. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method.

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

LOANS, NET OF ALLOWANCE FOR LOAN LOSSES AND UNEARNED INCOME -- Loans are stated at the amount of unpaid principal, reduced by an allowance for loan losses and unearned income. Interest on loans is calculated by using the simple-interest method on daily balances of the principal amount outstanding. The allowance for loan losses is established through a provision for loan losses charged to expenses. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to pay. Various regulatory agencies, as a regular part of their examination process, periodically review the Bank's reserve for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgment of information available to them at the time of the examinations.

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

LOANS HELD-FOR-SALE -- Mortgage loans held-for-sale are carried at the lower of cost or estimated market value. Market value is determined on an aggregate loan basis. At December 31, 2001 and 2000, mortgage loans held-for-sale were carried at cost which approximated market.

MORTGAGE SERVICING ASSET -- The cost of the mortgage servicing asset is amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment of the mortgage servicing asset is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on current market interest rates, inflation rates, and prepayment rates. The amount of impairment recognized is the amount by which the capitalized mortgage servicing asset exceeds fair value.

PROPERTY AND EQUIPMENT -- Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed by the straight-line and accelerated methods over the estimated useful lives of the assets, which range from three to seven years for furniture and equipment and 31.5 years for building premises.

OTHER REAL ESTATE -- Other real estate, acquired through foreclosure or deeds in lieu of foreclosure, is carried at the lower of cost or estimated net realizable value. When property is acquired, any excess of the loan balance over its estimated net realizable value is charged to the reserve for loan losses. Subsequent write-downs to net realizable value, if any, or any disposition gains or losses are included in noninterest income and expense. At December 31, 2001, the Bank held $349,213 in other real estate owned.

GOODWILL -- Goodwill represents the excess of cost over the fair value of net assets acquired from the purchase of Valley Community Bancorp in 1998, and was amortized by the straight-line method over a 15-year period up to December 31, 2001. Effective January 1, 2002, the Bank will cease amortization of goodwill and determine if an impairment exists, in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets."

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

ADVERTISING -- Advertising costs are charged to expense during the year in which they are incurred. Advertising expenses were $390,110, $384,786, and $278,834 for the years ended December 31, 2001, 2000, and 1999, respectively.

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

DERIVATIVE FINANCIAL INSTRUMENTS -- In order to mitigate the risk that a change in interest rates will result in a decline in the value of the Mortgage Group's committed loan pipeline, the Bank enters into derivative financial instruments designated as fair value hedges. The gain or loss on a derivative instrument designated and qualifying as a fair value hedging instrument, as well as the offsetting loss or gain on the hedged item attributable to the hedged risk, is recognized in earnings in the same period, as required by SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which was adopted by Columbia in the prior year.

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

Deposit liabilities -- The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate money market accounts and fixed-term certificates of deposit (CDs) approximate their fair values at the reporting date. Fair values for fixed-rate CDs are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-term borrowings -- The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings maturing within 90 days approximate their fair values. Fair values of other short-term borrowings are estimated using discounted cash flow analysis based on the Bank's current incremental borrowing rates for similar types of borrowing arrangements.

Long-term debt -- The fair values of the Bank's long-term debt is estimated using discounted cash flow analysis based on the Bank's current incremental borrowing rates for similar types of borrowing arrangements.

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

STOCK OPTIONS -- Columbia applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock option plans. Accordingly, compensation costs are recognized as the difference between the exercise price of each option and the market price of Columbia's stock at the date of each grant. No compensation costs were recognized in 2001, 2000, and 1999, respectively. Had compensation for Columbia's stock option plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, "Accounting for Stock-Based Compensation," net income would have been affected as described in Note 17.

RECENTLY ISSUED ACCOUNTING STANDARDS -- In August 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 clarifies the accounting for the impairment of long-lived assets and for long-lived assets to be disposed of, including the disposal of business segments and major lines of business. SFAS No. 144 will be effective for Columbia in the first quarter of 2002. Columbia's management does not expect that the application of the provisions of this statement will have a material impact on Columbia's consolidated financial statements.

In July 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses the accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 will be effective for Columbia in the first quarter of 2002. Columbia's management does not expect that the application of the provisions of this statement will have a material impact on Columbia's consolidated financial statements.

In July 2001, the FASB issued SFAS No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." These standards change the accounting for business combinations by, among other things, prohibiting the prospective use of pooling-of-interests accounting and requiring companies to cease amortizing goodwill and certain intangible assets with an indefinite useful life created by business combinations accounted for using the purchase method of accounting. Instead, goodwill and intangible assets deemed to have an indefinite useful life will be subject to an annual review for impairment. The new standards will be effective for Columbia in the first quarter of 2002 and for purchase business combinations consummated after June 30, 2001. Columbia is in the process of quantifying the anticipated impact of adopting the provisions of SFAS No. 142.

On January 1, 2002, Columbia will no longer amortize goodwill. Based on the current levels of goodwill, this would reduce annual amortization expense by $628,623. Because goodwill amortization is nondeductible for tax purposes, the impact of ceasing to record goodwill amortization would be to similarly increase Columbia's annual net income by $628,623.

As noted above, goodwill will be subject to an annual review for impairment. Columbia is in the process of determining whether any such impairment would be recognized upon adoption of the new accounting standard. However, if Columbia concludes that an impairment charge for goodwill is necessary, such a charge would be nonoperational in nature and reflected as a cumulative effect of an accounting change.

In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities -- a Replacement of FASB Statement No. 125." SFAS No. 140 revises the criteria for accounting for securitizations and other transfers of financial assets and collateral. In addition, SFAS No. 140 requires certain additional disclosures. Except for the new disclosure provisions, which were effective for the year ended December 31, 2000, SFAS No. 140 was effective for the transfer of financial assets occurring after March 31, 2001. The provisions of SFAS No. 140 did not have a significant effect on Columbia's consolidated financial statements.

RECLASSIFICATIONS -- Certain reclassifications have been made to the 2000 and 1999 financial statements to conform with current year presentations.

NOTE 2 -- INVESTMENT SECURITIES

The amortized cost and estimated fair values of Columbia's investment securities at December 31, 2001 and 2000, are summarized as follows:

                                                                  Gross           Gross            Estimated
                                                Amortized      Unrealized       Unrealized           Fair
                                                  Cost            Gains           Losses             Value
-------------------------------------------------------------------------------------------------------------
DECEMBER 31, 2001
Available-for-sale securities:
  U.S. Treasury securities                    $  1,004,320      $  11,517       $       --       $  1,015,837
  Obligation of U.S. government agencies        13,799,133        408,668               --         14,207,801
  Corporate debt securities                      1,233,885         47,211               --          1,281,096
  Corporate equity securities                      300,000             --               --            300,000
  Municipal securities                           1,943,657         53,716               --          1,997,373
-------------------------------------------------------------------------------------------------------------
                                              $ 18,280,995      $ 521,112       $       --       $ 18,802,107
=============================================================================================================
Held-to-maturity securities:
  Mortgage-backed securities                  $  6,915,536      $  41,768       $  (14,074)      $  6,943,230
  Municipal securities                          15,741,728        217,244          (58,643)        15,900,329
-------------------------------------------------------------------------------------------------------------
                                              $ 22,657,264      $ 259,012       $  (72,717)      $ 22,843,559
=============================================================================================================
DECEMBER 31, 2000
Available-for-sale securities:
  U.S. Treasury securities                    $  1,017,683      $      --       $   (2,517)      $  1,015,166
  Obligation of U.S. government agencies        34,640,087         55,839         (164,401)        34,531,525
  Corporate debt securities                      1,238,864             --           (8,711)         1,230,153
  Corporate equity securities                      300,000             --               --            300,000
  Municipal securities                           2,288,586         22,704               --          2,311,290
-------------------------------------------------------------------------------------------------------------
                                              $ 39,485,220      $  78,543       $ (175,629)      $ 39,388,134
=============================================================================================================
Held-to-maturity securities:
  Mortgage-backed securities                  $  3,190,531      $   3,332       $   (8,611)      $  3,185,252
  Municipal securities                          16,327,897        182,248          (75,142)        16,435,003
-------------------------------------------------------------------------------------------------------------
                                              $ 19,518,428      $ 185,580       $  (83,753)      $ 19,620,255
=============================================================================================================

The amortized cost and estimated fair value of investment securities at December 31, 2001, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                 Available-for-Sale                 Held-to-Maturity
                                            ----------------------------      ----------------------------
                                                              Estimated        Estimated
                                             Amortized          Fair           Amortized          Fair
                                                Cost            Value            Cost             Value
----------------------------------------------------------------------------------------------------------
Due in one year or less                     $ 6,354,107      $ 6,469,436      $ 3,388,754      $ 3,419,128
Due after one year through
 five years                                  11,173,621       11,564,105        7,001,109        7,100,349
Due after five years through ten years          453,267          468,566        5,274,098        5,301,941
Due after ten years                                  --               --        6,993,303        7,022,141
----------------------------------------------------------------------------------------------------------
                                             17,980,995       18,502,107       22,657,264       22,843,559
Corporate equity securities                     300,000          300,000               --               --
----------------------------------------------------------------------------------------------------------
                                            $18,280,995      $18,802,107      $22,657,264      $22,843,559
==========================================================================================================

For the purpose of the maturity table, mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on the weighted-average contractual maturities of underlying collateral. Mortgage-backed securities mature earlier than their weighted-average contractual maturities because of principal prepayments.

As of December 31, 2001 and 2000, investment securities with an amortized cost of $20,850,183 and $21,231,455, respectively, have been pledged to secure public and other deposits and notes payable at the Federal Home Loan Bank and Federal Reserve, as required by law.

Note 3 -- Restricted Equity Securities

The composition of restricted equity securities is as follows:

                                     2001            2000
------------------------------------------------------------
Federal Home Loan Bank stock      $2,062,900      $1,628,200
Federal Agriculture
 Mortgage Corporation stock            9,400           9,400
------------------------------------------------------------
                                  $2,072,300      $1,637,600
============================================================

Note 4 -- Loans

The loan portfolio consists of the following:

                                       2001               2000
-------------------------------------------------------------------
Commercial                       $  64,163,290       $  70,789,620
Agriculture                         54,934,115          44,299,508
Real estate                        153,204,595         122,820,970
Real estate -- construction         70,473,600          41,374,305
Consumer                            19,802,296          19,194,533
Credit card and other loans          5,250,634           1,689,664
-------------------------------------------------------------------
                                   367,828,530         300,168,600
Less allowance for
 loan losses                        (5,311,715)         (4,577,941)
Less unearned loan fees             (1,193,694)         (1,027,795)
-------------------------------------------------------------------
                                 $ 361,323,121       $ 294,562,864
===================================================================

Restructured and other loans considered impaired had a recorded investment of approximately $1,147,000 and $1,286,000 at December 31, 2001 and 2000,
respectively. The Bank's average investment in impaired loans, measured on the basis of the present value of expected future cash flows discounted at the loans' effective interest rates, was $1,187,524 and $1,446,312 during 2001 and 2000, respectively. The total allowance for loan losses related to these loans at December 31, 2001 and 2000, was approximately $286,000 and $215,000, respectively. Had the impaired loans performed according to their original terms, additional interest income of $209,415, $183,248, and $43,156 would have been recognized in 2001, 2000, and 1999, respectively. No interest income has been recognized on impaired loans during the period of impairment.

Note 5 -- Allowance for Loan Losses

Changes in the allowance for loan losses were as follows:

                                   2001              2000              1999
-------------------------------------------------------------------------------
BALANCE,
 beginning of year             $ 4,577,941       $ 3,298,460       $ 2,380,220
Provision for loan losses        1,450,000         1,697,000         1,005,000
Loans charged-off                 (799,583)         (459,824)         (182,366)
Loan recoveries                     83,357            42,305            95,606
-------------------------------------------------------------------------------
BALANCE, end of year           $ 5,311,715       $ 4,577,941       $ 3,298,460
===============================================================================

Note 6 -- Loan Servicing

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage loans serviced for others was $416,295,844 and $154,516,425 at December 31, 2001 and 2000, respectively.

The mortgage servicing asset (MSA) totaled $6,196,801 and $2,759,687 at December 31, 2001 and 2000, respectively; mortgage servicing rights of $4,750,197 and $1,437,145 were capitalized in 2001 and 2000, respectively. Amortization of the MSA totaled $395,354, $159,832, and $96,896 for the years ended December 31, 2001, 2000, and 1999, respectively. For the year ended December 31, 2001, Columbia recorded an impairment charge of $917,729. The impairment charge and amortization expense of the MSA are included in net Mortgage Group revenues in the consolidated financial statements.

Note 7 -- Property and Equipment

The major classifications of property and equipment are summarized as follows:

                                    2001               2000
----------------------------------------------------------------
Land                            $  3,491,377       $  3,491,377
Construction in progress              67,054             20,098
Buildings and improvements         9,865,897          9,840,907
Furniture and equipment            7,084,983          6,085,255
----------------------------------------------------------------
                                  20,509,311         19,437,637
Less accumulated
 depreciation                     (6,621,465)        (5,562,240)
----------------------------------------------------------------
                                $ 13,887,846       $ 13,875,397
================================================================

In certain bank branches, Columbia leases office space to third parties. Minimum future rentals on noncancellable leases for the next five years beginning with the year 2002 are approximately $98,000, $93,000, $94,000, $94,000, and $80,000.
The combined minimum rentals for the year 2007 and thereafter are approximately $313,000.

Note 8 -- Time Certificates

Time certificates of deposit of $100,000 and over, aggregated $30,069,150 and $27,403,095 at December 31, 2001 and 2000, respectively.

At December 31, 2001, the scheduled maturities for all time deposits are as follows:

Years ending December 31,
----------------------------------------------------
2002                                    $ 84,264,101
2003                                      16,410,889
2004                                       4,696,016
2005                                       1,410,622
2006                                       9,061,680
Thereafter                                 1,065,652
----------------------------------------------------
                                        $116,908,960
====================================================

Note 9 -- Income Taxes

The provision for income taxes consists of the following:

                                2001           2000            1999
----------------------------------------------------------------------
Current tax provision:
  Federal                   $2,597,008      $2,696,053      $2,255,833
  State                        517,244         527,966         476,238
----------------------------------------------------------------------
                             3,114,252       3,224,019       2,732,071
----------------------------------------------------------------------
Deferred tax expense:
  Federal                    1,117,892          71,700         329,140
  State                        144,668           9,278          44,145
----------------------------------------------------------------------
                             1,262,560          80,978         373,285
----------------------------------------------------------------------
                            $4,376,812      $3,304,997      $3,105,356
======================================================================

The components of the deferred tax expense consist of the following:

                                                                 2001              2000              1999
-------------------------------------------------------------------------------------------------------------
Mortgage servicing rights                                    $ 1,306,104       $   529,587       $   519,094
Loan loss provision not deductible for tax                      (275,426)         (518,947)         (321,941)
Difference between book and tax depreciation methods             195,279            77,986             6,270
Difference between accrual and cash basis tax reporting          (17,406)          (28,158)          (17,406)
Deferred compensation expense                                      7,083           (43,714)          135,967
Difference between book and tax recognition of
 Federal Home Loan Bank stock dividends                           46,926            36,700            30,400
Other differences                                                     --            27,524            20,901
-------------------------------------------------------------------------------------------------------------
Deferred tax expense                                         $ 1,262,560       $    80,978       $   373,285
=============================================================================================================

The net deferred tax liability in the accompanying consolidated balance sheets consists of the following:

                                                    2001               2000
-------------------------------------------------------------------------------
Deferred tax assets:
  Allowance for loan losses                      $ 1,841,623       $ 1,566,197
  Deferred compensation                              121,796           128,879
-------------------------------------------------------------------------------
                                                   1,963,419         1,695,076
-------------------------------------------------------------------------------
Deferred tax liabilities:
  Mortgage servicing rights                       (2,354,785)       (1,048,681)
  Accumulated depreciation                          (860,558)         (665,279)
  Conversion to accrual basis tax reporting               --           (17,406)
  Federal Home Loan Bank stock dividends            (206,523)         (159,597)
-------------------------------------------------------------------------------
                                                  (3,421,866)       (1,890,963)
-------------------------------------------------------------------------------
Net deferred tax liability                       $(1,458,447)      $  (195,887)
===============================================================================

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

A reconciliation between the statutory federal income tax rate and the effective tax rate is as follows:

                                                                     2001              2000                1999
-------------------------------------------------------------------------------------------------------------------
Federal income taxes at statutory rate                           $ 3,995,180        $ 3,035,871        $ 2,886,086
State income tax expense, net of federal income tax benefit          474,257            357,649            340,773
Effect of nontaxable interest income                                (263,510)          (268,236)          (305,873)
Effect of nondeductible goodwill amortization                        213,732            213,732            213,732
Other                                                                (42,847)           (34,019)           (29,362)
-------------------------------------------------------------------------------------------------------------------
                                                                 $ 4,376,812        $ 3,304,997        $ 3,105,356
===================================================================================================================
                                                                          37%                37%                38%
===================================================================================================================

Note 10 -- Transactions with Related Parties

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

                            2001                2000
--------------------------------------------------------
BALANCE,
 beginning of year      $ 14,580,532       $  1,690,504
Loans made                 3,026,052         14,038,693
Loans repaid             (10,499,077)        (1,148,665)
--------------------------------------------------------
BALANCE,
 end of year            $  7,107,507       $ 14,580,532
========================================================

Note 11 -- Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business to meet the financing needs of its customers, the Bank is a party to financial instruments with off-balance-sheet risk. These financial instruments include commitments to extend credit and the issuance of letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheets. The contract amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

The Bank's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and letters of credit written is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as they do for on-balance-sheet instruments.

The Bank may or may not require collateral or other security to support financial instruments with credit risk, depending on loan underwriting guidelines.

                                     Contract Amounts
                                       December 31,
                              -------------------------------
                                  2001              2000
-------------------------------------------------------------
Financial instruments
 whose contract amounts
 contain credit risk:
  Commitments to
    extend credit             $119,550,597      $ 90,861,669
  Undisbursed credit
    card lines of credit        12,489,221        10,635,327
  Commercial and
    standby letters
    of credit                    1,866,093           912,351
-------------------------------------------------------------
                              $133,905,911      $102,409,347
=============================================================

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

Letters of credit written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds cash, marketable securities, or real estate as collateral supporting those commitments for which collateral is deemed necessary.

Note 12 -- Risk Management Activities

In order to mitigate the risk that a change in interest rates will result in a decline in the value of the Mortgage Group's committed loan pipeline and adversely impact revenues, the Bank enters into derivative financial instruments. Due to the variability of closings in the Bank's committed loan pipeline, which is driven primarily by the borrower, the Bank's hedging policy requires a hedge with forward contracts for the sale of mortgage-backed securities or purchase or sale option contracts, designated as a fair value hedges, when the committed fixed-rate conforming pipeline loans aggregate certain dollar thresholds. A forward sales contract protects the Bank in a rising interest rate environment, since the sales price and delivery date are already established. A forward sales contract is different, however, from an option contract in that the Bank is obligated to deliver the loan to the third party on the agreed-upon future date. Consequently, if the loan does not fund, the Bank may not have the necessary assets to meet the commitment and may be required to purchase other assets, at current market prices, to satisfy the forward sales contract. To mitigate this risk, the Bank anticipates the factors that influence fallout, which represent the percentage of loans that are not expected to close, in calculating the amount of derivative instruments to execute.

As of December 31, 2001 and 2000, the forward sales and option contracts to sell mortgage-backed securities amounted to $19,000,000 and $3,000,000, respectively, in maturities of up to two months. Derivative instruments as of December 31, 2001 and 2000, had an unrealized gain of $120,969 and an unrealized loss of $29,206, respectively, each recognized in the income statement. The mortgage-backed securities that are to be delivered under these contracts are fixed-rate and generally correspond with the composition of the Bank's committed loan pipeline.

The net loss recognized from derivative instruments designated as fair value hedges used to protect the Mortgage Group committed loan pipeline was $1,253,891 and $212,914 at December 31, 2001 and 2000, respectively. The net loss is included in net Mortgage Group revenues in the consolidated statements of income and comprehensive income.

As of December 31, 2001 and 2000, the Bank had short-term rate and point commitments amounting to $14,739,437 and $4,074,454, respectively, to fund fixed-rate mortgage loan applications in process. Substantially all of these commitments are for periods of 60 days or less. After funding and sale of the mortgage loans, the Bank's exposure to credit loss in the event of non-performance by the mortgagor is limited. The Bank has potential exposure to credit loss in the event of nonperformance by the counterparties to the various forward sales. The Bank manages this credit risk by selecting only well established, financially strong counterparties.

Note 13 -- Fair Values of Financial Instruments

The following table estimates fair value and the related carrying values of Columbia's financial instruments (in thousands):

                                                           2001                        2000
                                                  ----------------------      -----------------------
                                                               Estimated                    Estimated
                                                  Carrying       Fair         Carrying        Fair
                                                   Amount        Value         Amount         Value
-----------------------------------------------------------------------------------------------------
Financial assets:
  Cash and due from banks                         $ 19,813      $ 19,813      $ 23,808      $ 23,808
  Interest-bearing deposits with other banks         1,275         1,275         2,168         2,168
  Federal funds sold                                 1,525         1,525         1,141         1,141
  Investment securities available-for-sale          18,802        18,802        39,388        39,388
  Investment securities held-to-maturity            22,657        22,844        19,518        19,617
  Restricted equity securities                       2,072         2,072         1,638         1,638
  Loans held-for-sale                               18,960        18,960         5,318         5,318
  Loans, net of allowance for loan losses
   and unearned loan fees                          361,323       375,036       294,563       293,200
  Accrued interest receivable                        3,486         3,486         3,992         3,992
  Mortgage servicing asset                           6,197         6,197         2,760         2,760
Financial liabilities:
  Demand and savings deposits                     $277,727      $277,727      $248,543      $248,543
  Time certificates                                116,909       119,254        97,884        97,844
  Notes payable                                     35,905        35,905        26,369        26,369
  Accrued interest payable                             316           316           439           439

While estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were Columbia to have disposed of such items at December 31, 2001 and 2000, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at December 31, 2001 and 2000, should not necessarily be considered to apply at subsequent dates.

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

Note 14 -- Concentrations of Credit Risk

All of the Bank's loans, commitments, and commercial and standby letters of credit have been granted to customers in the Bank's market areas. The majority of such customers are also depositors of the Bank. Investments in state and municipal securities are not significantly concentrated within any one region of the United States. The concentrations of credit by type of loan are set forth in
Note 4. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Commercial and standby letters of credit were granted primarily to commercial borrowers as of December 31, 2001. The Bank's loan policies do not allow the extension of credit to any single borrower or group of related borrowers in excess of $1,200,000 without approval from the Bank's respective loan committees.

Note 15 -- Commitments and Contingencies

Operating lease commitments -- As of December 31, 2001, Columbia leased certain properties. Future minimum lease commitments are as follows:

Years ending December 31,
-------------------------------------------------------
2002                                        $   248,000
2003                                            267,000
2004                                            271,000
2005                                            265,000
2006                                            231,000
Thereafter                                    1,412,000
-------------------------------------------------------
                                            $ 2,694,000
=======================================================

Rental expense for all operating leases was $166,189, $95,571, and $106,106 for the years ended December 31, 2001, 2000, and 1999, respectively.

Legal contingencies -- Columbia may become a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, there are no matters presently known to Columbia that are expected to have a material adverse effect on the consolidated financial condition of Columbia.

Note 16 -- Notes Payable

The Bank is a member of the Federal Home Loan Bank (FHLB) of Seattle and has entered into credit arrangements with the FHLB. Borrowings under the credit arrangement are collateralized by the Bank's FHLB stock as well as deposits or other instruments which may be pledged. As of December 31, 2001 and 2000, the Bank had total borrowings outstanding with the FHLB of $35,453,969 and $25,519,703, respectively, including $3,000,000 outstanding under a "Cash Management Advance" agreement at December 31, 2001. Borrowings available under the Cash Management Advance agreement were $12,046,550 at December 31, 2001. Interest rates on the promissory notes and the cash management advance rate range from 2.02% to 6.08%.

The Bank also participates in the U.S. Treasury Department's Treasury Investment Program, which facilitates the acceptance and processing of federal tax deposits. Under this program, the Bank is authorized to accumulate daily tax payments up to authorized limits, and deploy the funds in short-term investments. In exchange, the Bank is required to issue a fully collateralized demand note to the U.S. Treasury and pay interest at the federal funds rate minus 25 basis points. As of December 31, 2001 and 2000, the Bank had $450,573 and $849,520, respectively, outstanding under this program.

The maturity of notes payable is as follows:

Years ending December 31,
----------------------------------------------------
2002                                    $ 18,950,573
2003                                      10,228,495
2004                                       4,587,814
2005                                       1,000,000
Thereafter                                 1,137,660
----------------------------------------------------
                                        $ 35,904,542
====================================================

Note 17 -- Stock Incentive Plans

Columbia maintains a stock incentive plan originally adopted by the Bank in 1993 prior to Columbia's formation. The plan, most recently amended in February 1999, and ratified by the stockholders in April 1999, allows for the granting of both incentive and nonstatutory stock options. The option price for incentive stock options is determined by Columbia's Board of Directors and cannot be less than 100% of the fair market value of the shares on the date of grant. The incentive stock options expire ten years from the date of grant. The option price and duration of options for nonstatutory stock options is also determined by the Board of Directors.

The following, adjusted for 1998 stock splits and dividends, summarizes options available and outstanding under this plan.

                                                                                              Weighted
                                                                                            Average Fair
                                                                          Weighted         Value Per Share
                                                     Number                Average          of options at
                                                   Of Options           Exercise Price      Date of Grant
----------------------------------------------------------------------------------------------------------
Options under grant and exercisable -
 December 31, 1998                                   322,488                $4.53
Options granted in 1999:
  Incentive stock options                              3,000                $7.83               $1.66
  Nonstatutory stock options                           4,000                $7.75               $1.64
Gifted shares in 1999                                    400                $  --
Options exercised in 1999:
  Incentive stock options                            (26,690)               $4.70
  Nonstatutory stock options                         (34,800)               $4.07
Options expired or forfeited in 1999                  (1,800)               $5.59
---------------------------------------------------------------------------------
Options under grant and exercisable -
 December 31, 1999                                   266,598                $4.65
Options granted in 2000:
  Incentive stock options                            128,600                $6.88               $1.47
  Nonstatutory stock options                          14,000                $6.88               $1.47
Options exercised in 2000:
  Incentive stock options                            (11,500)               $3.47
  Nonstatutory stock options                          (7,400)               $4.01
Options expired or forfeited in 2000                 (22,200)               $6.67
---------------------------------------------------------------------------------
Options under grant and exercisable -
 December 31, 2000                                   368,098                $5.42
Options granted in 2001:
  Incentive stock options                            313,788                $8.47               $1.53
  Nonstatutory stock options                          12,600                $7.25               $1.31
Gifted shares in 2001                                    400                $  --
Options exercised in 2001:
  Incentive stock options                            (39,759)               $5.28
  Nonstatutory stock options                         (17,897)               $5.46
Options expired or forfeited in 2001                  (2,500)               $7.18
---------------------------------------------------------------------------------
Options under grant and exercisable -
 December 31, 2001                                   634,730                $6.97
=================================================================================
Options reserved --
 December 31, 2001                                        --
=================================================================================

                            Number                 Average
                          of Options              Remaining            Weighted
Range of                 Outstanding           Contractual Life        Average
Exercise Price         and Exercisable            (in years)        Exercise Price
----------------------------------------------------------------------------------
Less than $3.00             18,576                   2.5                $ 2.11
$3.01 -- $5.00              63,851                   4.5                $ 3.34
$5.01 -- $6.00             113,315                   6.5                $ 5.59
$6.01 -- $7.00             116,900                   8.0                $ 6.88
$7.01 -- $8.25             173,544                   9.0                $ 7.28
$8.26 - $11.50             148,544                   9.5                $ 9.90

Under the 1999 stock option plan, an aggregate of no more than 4% of the issued and outstanding shares of Columbia common stock is available for award or grant (excluding grants prior to 1999). At the December 20, 2001, Board of Directors meeting, the Board approved an amendment to the 1999 stock option plan increasing this limit to 10%, subject to the approval of Columbia's stockholders at the April 25, 2002 Annual Meeting of Stockholders. Contingent on such approval, the Board also authorized the issuance of incentive stock options in 2002 covering a total of 145,544 shares of Columbia's common stock to executive officers of Columbia.

At December 31, 2001, there were 290,444 shares of Columbia common stock covered by options and other grants under the 1999 stock option plan. This figure excludes grants prior to 1999, and also excludes the 145,544 shares covered by the contingent grant authorization on December 20, 2001. At December 31, 2001, 4% of Columbia's issued and outstanding shares amounted to 321,483 shares of common stock. (The Tables above and below are based on the assumption that the amendment to the stock option plan will be approved by stockholders).

Had compensation cost for Columbia's 2001, 2000, and 1999 grants for stock-based compensation plans been determined consistent with SFAS No. 123, its net income and net income per common share for December 31, 2001, 2000, and 1999, would approximate the pro forma amounts below (in thousands, except per share data).

                                            2001
                                   ----------------------
                                      As            Pro
                                   Reported        Forma
---------------------------------------------------------
Net income                         $ 7,374        $ 6,823
Basic earnings per
 common share                      $  0.92        $  0.85
Diluted earnings per
 common share                      $  0.89        $  0.83

                                            2000
                                   ----------------------
                                      As            Pro
                                   Reported        Forma
---------------------------------------------------------
Net income                         $ 5,624        $ 5,486
Basic earnings per
 common share                      $  0.70        $  0.68
Diluted earnings per
 common share                      $  0.70        $  0.68

                                            1999
                                   ----------------------
                                      As            Pro
                                   Reported        Forma
---------------------------------------------------------
Net income                         $ 5,013        $ 5,002
Basic earnings per
 common share                      $  0.63        $  0.63
Diluted earnings per
 common share                      $  0.62        $  0.62

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions for December 31, 2001, 2000, and 1999, respectively: (1) dividend yield of 3.00%, 4.84%, and 3.38%, (2) expected volatility of 29.77%, 35.78%, and 39.68%, (3)
risk-free rate of 3.74%, 5.11%, and 6.39%, and (4) expected life of 3.32, 3.32, and 4.25 years.

The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts.

Note 18 -- Employee Benefit Plans

Columbia has established an employee stock ownership plan (ESOP) for the benefit of its employees. The ESOP allows participation by all employees over the age of 20 who have also met minimum service requirements. Contributions to the ESOP are at the discretion of the Board of Directors and are used to purchase shares of Columbia's common stock. Employees are not permitted to contribute individually to the ESOP but vest in their proportionate share of the ESOP interest after six years of participation. For the years ending December 31, 2001, 2000, and 1999, Columbia contributed $280,000, $250,000, and $230,000, respectively, to the ESOP.

The ESOP's assets as of December 31 were as follows:

                                    2001         2000
--------------------------------------------------------
Allocated shares                   353,474       328,010
========================================================
Cash on hand                     $  27,426     $  60,295
========================================================

Columbia has also adopted a 401(k) savings investment plan which allows employees to defer certain amounts of compensation for income tax purposes under
Section 401(k) of the Internal Revenue Code. Essentially, all employees over the age of 18 are eligible to participate in the plan. Employees may elect to defer and contribute up to the statutory limits. Their contributions and those of Columbia, which are limited to 100% of employee contributions up to 4% of total participant compensation, are invested by plan trustees in employee designated funds. For the years ending December 31, 2001, 2000, and 1999, Columbia contributed approximately $128,000, $112,000, and $58,000, respectively, to the plan.

Columbia has established an employee incentive compensation program which provides eligible participants additional compensation based upon the achievement of certain company goals. For the years ending December 31, 2001, 2000, and 1999, additional compensation of approximately $1,302,000, $1,238,000, and $781,000, respectively, was paid to eligible employees.

Columbia entered into both employment and retirement agreements, beginning in 1996 and later amended, with its former chief executive officer. The employment agreement provided for the executive's salary and customary benefits until the agreement terminated upon retirement in May 2001. The retirement agreement provides annual post-retirement compensation for a seven-year period after the chief executive's retirement. A portion of Columbia's obligation under the agreement was funded with a $120,000 interest-earning investment and will be paid in annual installments of $48,000 plus interest earned on invested funds. For the year ended December 31, 2001, Columbia had a liability recorded of $293,633 as its obligation for past services pursuant to the retirement plan.

During 2001, Columbia purchased bank owned life insurance (BOLI) with split dollar life insurance, salary continuation and deferred compensation components for certain key employees. At December 31, 2001, Columbia recognized a salary continuation liability of $26,884. Key employees made no deferred compensation contributions. Payments under the salary continuation component of the insurance commence when the respective key employee reaches the age of 62 and the economic value of the coverage allocated to the key employee's estate is reported as taxable income to that employee. At December 31, 2001, the cash surrender value of the BOLI was $3,216,019.

Note 19 -- Earnings Per Share

Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share reflect the potential dilution that could occur if common shares were issued pursuant to the exercise of options under existing stock option plans. The following table illustrates the computations of basic and diluted earnings per share for the years ended December 31, 2001, 2000, and 1999.

                                                       Income             Shares          Per Share
                                                    (Numerator)       (Denominator)         Amount
---------------------------------------------------------------------------------------------------
2001
Basic earnings per share:
  Income available to common stockholders           $7,373,717          8,033,119           $ 0.92
                                                                                            =======
Effect of dilutive securities:
  Outstanding common stock options                          --            210,784
                                                    -----------------------------------------------
Income available to common stockholders
 plus assumed conversions                           $7,373,717          8,243,903           $ 0.89
                                                    ===============================================
2000
Basic earnings per share:
  Income available to common stockholders           $5,624,035          8,016,683           $ 0.70
                                                                                            =======
Effect of dilutive securities:
  Outstanding common stock options                          --             63,685
                                                    -----------------------------------------------
Income available to common stockholders
 plus assumed conversions                           $5,624,035          8,080,368           $ 0.70
                                                    ===============================================
1999
Basic earnings per share:
  Income available to common stockholders           $5,013,223          7,985,227           $ 0.63
                                                                                            =======
Effect of dilutive securities:
  Outstanding common stock options                          --            104,733
                                                    -----------------------------------------------
Income available to common stockholders
 plus assumed conversions                           $5,013,223          8,089,960           $ 0.62
                                                    ===============================================

Outstanding common stock options excluded from diluted earnings per share because their impact on the calculation would have been antidilutive totaled 3,000, 144,359, and 12,000 at December 31, 2001, 2000, and 1999, respectively.

Note 20 -- Parent Company Financial Information

Condensed financial information for Columbia Bancorp (unconsolidated parent company only) is as follows:

                                                                                 2001              2000
------------------------------------------------------------------------------------------------------------
ASSETS
Cash                                                                         $    349,900      $    531,486
Corporate equity securities                                                       300,000           300,000
Investment in subsidiary                                                       46,210,486        41,194,993
Deferred tax asset                                                                215,611                --
Other assets                                                                      126,586           128,840
------------------------------------------------------------------------------------------------------------
  Total assets                                                               $ 47,202,583      $ 42,155,319
============================================================================================================
LIABILITIES
Dividend payable                                                             $    642,858      $    642,354
Deferred compensation                                                             104,523           106,800
Other payables                                                                     10,270                --
Employee benefit withholding                                                           --            80,000
------------------------------------------------------------------------------------------------------------
  Total liabilities                                                               757,651           829,154
------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY
Common stock                                                                   14,679,226        14,461,771
Additional paid-in capital                                                      6,054,368         6,379,393
Retained earnings                                                              25,373,550        20,569,918
Unrealized gain (loss) on available-for-sale
 investment securities                                                            337,788           (84,917)
  Total stockholders' equity                                                   46,444,932        41,326,165
------------------------------------------------------------------------------------------------------------
  Total liabilities and stockholders' equity                                 $ 47,202,583      $ 42,155,319
============================================================================================================

                                                               2001             2000               1999
------------------------------------------------------------------------------------------------------------
REVENUES
Equity in undistributed earnings of subsidiary bank        $ 4,592,787       $  3,301,266      $  3,255,598
Dividends                                                    3,150,000          2,750,000         2,250,000
Loss on sale of assets                                              --               (991)               --
EXPENSES
Administrative and other expenses                             (369,070)          (426,240)         (492,375)
------------------------------------------------------------------------------------------------------------
  Net income                                               $ 7,373,717       $  5,624,035      $  5,013,223
============================================================================================================
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                 $ 7,373,717       $  5,624,035      $  5,013,223
Adjustments to reconcile net income to net
 cash from operating activities:
  Equity in undistributed earnings of subsidiary bank       (4,592,787)        (3,301,266)       (3,255,598)
  Changes in other assets and liabilities                     (700,390)           144,363           (50,193)
------------------------------------------------------------------------------------------------------------
  Net cash from operating activities                         2,080,540          2,467,132         1,707,432
------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid                                              (2,569,581)        (2,244,637)       (1,915,266)
Proceeds from stock options exercised and purchases
 of common stock                                               307,455             69,542           266,914
------------------------------------------------------------------------------------------------------------
  Net cash from financing activities                        (2,262,126)        (2,175,095)       (1,648,352)
------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS          (181,586)           292,037            59,080
CASH AND CASH EQUIVALENTS, beginning of year                   531,486            239,449           180,369
------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, end of year                     $   349,900       $    531,486      $    239,449
============================================================================================================
SCHEDULE OF NONCASH ACTIVITIES
Change in unrealized gain (loss) on
 available-for-sale securities, net of tax                 $ 7,373,717       $  5,624,035      $   (769,492)
============================================================================================================
Cash dividend payable                                      $   642,858       $    642,354      $    560,737
============================================================================================================

Note 21 -- Regulatory Matters

Columbia and the Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on a bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, banks must meet specific capital guidelines that involve quantitative measures of the bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require Columbia and the Bank to maintain minimum amounts and ratios (set forth in the table on the following page) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to average assets (as defined). Management believes, as of December 31, 2001, that Columbia and the Bank meet all capital adequacy requirements to which they are subject.

As of the most recent notifications from their regulatory agencies, Columbia and the Bank were categorized as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized, Columbia and the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the institutions' category.

                                                                                                          To Be Well-
                                                                                                       Capitalized Under
                                                                             For Capital               Prompt Corrective
                                                    Actual                Adequacy Purposes            Action Provisions
                                             -------------------         --------------------        ---------------------
                                              Amount       Ratio          Amount       Ratio          Amount        Ratio
--------------------------------------------------------------------------------------------------------------------------
AS OF DECEMBER 31, 2001
  COLUMBIA BANCORP
Total capital to risk-weighted assets        $ 43,181      10.6%         $ 32,568       >/=8%        $ 40,711       >/=10%
Tier 1 capital to risk-weighted assets         38,097       9.4            16,284       >/=4           24,426       >/= 6
Tier 1 capital to average assets               38,097       8.6            17,690       >/=4           22,113       >/= 5

AS OF DECEMBER 31, 2001
  COLUMBIA RIVER BANK
Total capital to risk-weighted assets        $ 42,946      10.6%         $ 32,517       >/=8%        $ 40,647       >/=10%
Tier 1 capital to risk-weighted assets         37,862       9.3            16,259       >/=4           24,388       >/= 6
Tier 1 capital to average assets               37,862       8.0            18,948       >/=4           23,685       >/= 5

AS OF DECEMBER 31, 2000
  COLUMBIA BANCORP
Total capital to risk-weighted assets        $ 37,354      11.0%         $ 27,167       >/=8%        $ 33,958       >/=10%
Tier 1 capital to risk-weighted assets         33,117       9.8            13,517       >/=4           20,276       >/= 6
Tier 1 capital to average assets               33,117       8.1            16,354       >/=4           20,443       >/= 5

AS OF DECEMBER 31, 2000
  COLUMBIA RIVER BANK
Total capital to risk-weighted assets        $ 37,220      11.0%         $ 27,069       >/=8%        $ 33,836       >/=10%
Tier 1 capital to risk-weighted assets         32,984       9.7            13,602       >/=4           20,402       >/= 6
Tier 1 capital to average assets               32,984       8.1            16,288       >/=4           20,360       >/= 5

Note 22 -- Segment Information

Columbia operates two primary segments, the community banking segment and the mortgage banking segment. The community banking segment consists of the Columbia's subsidiary, Columbia River Bank, which operates 16 bank branches in Oregon and two branches in Washington. The Bank offers loan, investment, and deposit products to its customers who range from individuals to medium-size agricultural and commercial companies. The mortgage banking segment consists of Columbia Mortgage Group, headquartered in Bend, Oregon, with an additional eight offices in Oregon. Columbia Mortgage Group offers a full range of mortgage lending services and products to its clients.

Financial information that Columbia's management uses to evaluate the reportable segments and the reconciliation to Columbia's consolidated results are summarized as follows:

                                               Community          Mortgage
                                                Banking            Banking        Consolidated
----------------------------------------------------------------------------------------------
DECEMBER 31, 2001
Net interest income before provision for
 loan losses                                  $ 22,639,245      $    855,905      $ 23,495,150
Noninterest income                               5,413,313         4,263,441         9,676,754
Depreciation and amortization                    1,694,496           468,857         2,163,353
Impairment of mortgage servicing rights                 --           917,729           917,729
Income before provision for income taxes         9,949,154         1,801,375        11,750,529
Total assets                                   452,259,925        29,946,780       482,206,705
DECEMBER 31, 2000
Net interest income before provision for
 loan losses                                  $ 20,744,407      $  3,663,374      $ 24,407,781
Noninterest income                               3,972,470         2,794,835         6,767,305
Depreciation and amortization                    1,559,997           220,287         1,780,284
Income before provision for income taxes         8,161,401           767,631         8,929,032
Total assets                                   401,089,595        15,769,420       416,859,015
DECEMBER 31, 1999
Net interest income before provision for
 loan losses                                  $ 17,503,651      $    811,418      $ 18,315,069
Noninterest income                               4,021,985         1,520,692         5,542,677
Depreciation and amortization                    1,280,903           144,268         1,425,171
Income before provision for income taxes         7,684,002           434,577         8,118,579
Total assets                                   353,165,666         8,075,001       361,240,667

                          Independent Auditor's Report

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
COLUMBIA BANCORP

We have audited the accompanying consolidated balance sheets of Columbia Bancorp and Subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of income and comprehensive income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of Columbia Bancorp's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Columbia Bancorp and Subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.


/s/ MOSS ADAMS LLP

Portland, Oregon
January 11, 2002

                               Columbia River Bank
                      Branch Managers and Branch Locations







                                     [MAP]







GERALD "HAP" P. COOLEY
Vice President and Manager
Pendleton Branch

JOHN B. KASBERGER
Vice President and Manager
Hood River Branch

THOMAS F. GILLEESE
Vice President and Manager
Hermiston Branch

LINDA J. CREAGER
Vice President and Manager
White Salmon Branch

BOB J. FICKER
Vice President and Manager
Newberg Branch

NANCY L. JOHNSON
Vice President and Manager
Goldendale Branch

GARY W. HERTEL
Senior Vice President and Manager
The Dalles Branch

PETE R. MCCABE
Vice President and Manager
Madras Branch

SANDI K. OLSON
Assistant Vice President and Manager
Westside Branch

KYLE E. SAGER
Vice President and Manager
Redmond Branch

KENNETH "KIP" A. ANDERSON
Vice President and Manager
Bend Branch

THOMAS C. BOURDAGE
Vice President and Manager
Shevlin Center Branch

SHAWN P. CARROLL
Vice President and Manager
Canby Branch

TO BE ANNOUNCED
Manager
McMinnville Branch

\
                    Columbia Bancorp and Columbia River Bank
                   Executives and Other Senior Vice Presidents

EXECUTIVE OFFICERS

ROGER L. CHRISTENSEN
President and CEO, Columbia Bancorp and
Columbia River Bank

JAMES C. MCCALL
Chief Operating Officer, Columbia River Bank

CRAIG J. ORTEGA
Head of Community Banking, Columbia River Bank

BRITT W. THOMAS
Chief Credit Officer, Columbia River Bank

GREG B. SPEAR
Chief Financial Officer, Columbia Bancorp and
Columbia River Bank

PHILIP S. HAMILTON
CRB Financial Services, Columbia River Bank

OTHER SENIOR VICE PRESIDENTS

RICHARD "DICK" J. CROGHAN
Administrative Officer

CHARLA L. HERMAN
Human Resource Director

R. SHANE CORREA
Regional Manager


Corporate and Stockholder Information

ANNUAL MEETING

The annual meeting of stockholders is scheduled for 6:30 pm, Pacific Time, April 25, 2002, at Columbia Gorge Discovery Center, 5000 Discovery Drive, The Dalles, Oregon.

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

Investor Relations
PO Box 1050
The Dalles, Oregon 97058
541-298-6649

TRANSFER AGENT

Stockholder Services
Wells Fargo Shareowners Services
PO Box 64854
St. Paul, Minnesota 55164-0854
1-800-468-9716

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

[FDIC LOGO]

These financial statements have not been reviewed, or confirmed for accuracy or relevance by the Federal Deposit Insurance Corporation.

                                    [PHOTO]








Left to right, standing: Dennis Carver, Jim Doran, Roger Christensen, Jean McKinney, Don Mitchell, Bob Bailey, Terry Cochran, seated: Rich Betz, Bill Booth, Jane Lee, Chuck Beardsley.


BOARDS OF DIRECTORS

ROBERT L.R. BAILEY
Orchard View Farms
Owner

CHARLES F. BEARDSLEY
Hershner & Bell
Real Estate & Insurance
Owner

RICHARD E. BETZ
Royal Columbia, Inc.
Bud-Rich Potatos, Inc.
Owner

WILLIAM A. BOOTH
Booth & Kelly
Real Estate & Insurance
Owner

DENNIS L. CARVER
Goldendale Chiropractic Clinic
Chiropractor/Owner

ROGER L. CHRISTENSEN
Columbia Bancorp
President & CEO

TERRY L. COCHRAN
Banker
Retired

JIM J. DORAN
Jim Doran Chevrolet Oldsmobile
Jim Doran Dodge Chrysler
Owner

JANE F. LEE
Rancher

JEAN S. MCKINNEY
McKinney Ranch
Owner

DONALD T. MITCHELL
Lumber Broker
Retired


Photographed in front of the "History of Wasco County" mural at the Columbia Gorge Discovery Center.

                                    [PHOTO]








Columbia Bancorp
420 East Third Street, Suite 200
PO Box 1050
The Dalles, OR 97058
www.columbiabancorp.com

COVER PHOTO: KUCK RANCH.