Form 10-K, Exhibit 13
period 2002-12-31
COLUMBIA BANCORP \OR\
filed 2003-03-28
CIK 1010002

                                                                    Exhibit 13.1


Columbia Bancorp
2002 Annual Report

Our Mission Statement

To be the premier provider of high quality financial products and services.

About the Company

With assets in excess of $544 million, Columbia Bancorp "Columbia" is the financial holding company for 17 Columbia River Bank branches in Oregon and Washington. In addition to these community-oriented branches, Columbia provides mortgage lending services through Columbia River Bank Mortgage Group as well as investment services through CRB Financial Services. Columbia Bancorp is listed on NASDAQ and trades under the symbol "CBBO".

To our shareholders, customers and friends

Message from the President

While America, the Pacific Northwest and Columbia Bancorp forged ahead in response to world and regional events in 2002, we stayed focused on our strategic objectives. The staff of Columbia River Bank completed the year -- our 25th in business -- with another 12 months of outstanding achievements, including a record year of earnings. Despite another year of investor fragility, our share price increased for the year by 47% in recognition of our accomplishments and investor acknowledgement of a company delivering strong shareholder value. Total shareholder return -- defined as share price appreciation combined with dividends -- was a healthy 51.6% for the year. Over the course of 2002, we stayed true to our course: focusing on the basics while keeping a sharp eye on the future. For 2002 Columbia Bancorp highlights included:

-     Achieving a 15th consecutive year of net income growth -- a 27% increase
-     Accomplishing 47% share price appreciation and total shareholder return of
51.6%
-     Achieving a year-end Return on Equity (ROE) of 18.8%
-     Adding a new branch, with plans for further regional growth

Financial highlights

Our accomplishments in 2002 were significant in light of the present economy. These accomplishments were the result of continuing success in delivering upon our strategic initiatives. Included among our accomplishments in 2002 was our 15th consecutive year of net income growth. Assets increased 12.9% to more than $544 million at year-end. At the same time, gross loans were up 13.9% and deposits increased 15.5%. Earnings per diluted share increased 27.2% in 2002 to $1.13 per diluted share, compared to $0.89 per diluted share the prior year. Net earnings increased to $9.4 million for the year from $7.4 million in 2001. For banks in the $500 million to $1 billion asset range, Columbia remains in the top 10% for Return on Average Equity (ROAE) in 2002. (As stated in the September 2002 Bank Holding Company Performance Report, which is found at www.ffiec.gov/nic/).

To enhance shareholder value, we also purchased 328,422 shares of Columbia Bancorp. We believe the purchase of our shares represent an excellent value in the market and we will, from time to time, make periodic purchases.

The year wasn't without challenges, however, as mortgage interest rates continued at record low levels, resulting in a $2.8 million mortgage servicing asset valuation write-down. Record high mortgage prepayment rates resulted in declining fair market values for mortgage servicing assets throughout the industry. Our staff has done a tremendous job in this low-interest-rate environment to carefully price loans and retain customer relationships.

Building upon our foundation

Despite a challenging year for the regional economy, Columbia Bancorp built upon its solid foundation. We continued implementing new technology and consolidating administrative offices to improve customer service. Our financial health and relationship with customers has never been stronger. We said last year that we would implement a customer service center to improve how we interact with customers by phone and in our branches. The end result is that our new Client Contact Center now efficiently handles approximately 7,000 calls per month, freeing up time for our branches to enhance calling efforts and to serve the needs of walk-in customers. We also re-vamped our Internet banking service, Columbia River BankNet, to allow customers easier access to their accounts. Also improving our efficiency during the year was the creation of a single consolidated administration office. The changes will allow for improved staff training and other efficiencies in meeting the needs of our customers.

Finally, we added a new branch in a retirement center in Bend, Oregon. This is our third branch in a retirement center. We expect future branch expansion in non-metropolitan areas of Oregon and Washington. We plan to add two full-service branches in 2003 in targeted areas.

Looking toward 2003

As we have done in the past, we will concentrate on continued improvement in all aspects of our business. From delivering improved tele-banking and enhanced Internet services, as well as delivering new products and services that meet the needs of our customers, Columbia Bancorp will stay focused on our vision and strategic plan. We continued making improvements in 2002 and will make further gains in 2003. Our vision remains that of a friendly, community-based banking organization that is recognized for superior leadership, employees who are committed to their clients, high quality products and services, and strong shareholder value. We remain determined at Columbia Bancorp and Columbia River Bank to be the premier provider of quality financial products and services. Our board, our staff and our management are committed to delivering this mission. As always, we thank you for being shareholders as well as being customers.



Roger L. Christensen
President and Chief Executive Officer



Message from the Chairman

The Board of Directors of Columbia Bancorp join with President and CEO Roger Christensen in recognizing the outstanding accomplishments made by your company in 2002. This superior performance was executed in the midst of what has been one of the most challenging economic periods in the past 20 years! Our strategic plan guided us well during the year. It has helped us to stay focused on the achievement of our short- and long-range objectives, yet remain flexible and responsive to the immediate changes and challenges in our external business environment.

Corporate governance became a major topic in 2002. Scandals and accounting irregularities at the highest corporate levels severely tested the patience and faith of investors both locally and nationally.

At Columbia Bancorp, we firmly believe that the very foundation of community banking is built on the highest level of integrity in every facet of our business. We will accept nothing less. We are staying abreast of all new government requirements such as those mandated by the Sarbanes-Oxley Act of 2002. We will continue to meet all disclosure requirements, and keep all interested parties apprised of actions relevant to our company. Jane Lee announced her retirement from the Board of Directors effective April 24, 2003. Jane served as director since 1987, previously serving as a director of Klickitat Valley Bank. We want to express our deep appreciation and thanks for all of her years of dedication and distinguished service to Columbia Bancorp and Columbia River Bank. In 2003, we are looking forward to continuing our strong community-oriented customer service, providing excellent financial products to our customers, and enhancing shareholder value. On behalf of our Board of Directors, I want to extend our sincere thanks for your continuing support of Columbia Bancorp and Columbia River Bank. As your representatives and fellow shareholders, we always welcome your questions and comments.

Donald T. Mitchell
Chairman of the Board

A focus on the customer

Columbia Bancorp and Columbia River Bank serve specific non-metropolitan markets in the Pacific Northwest. In business for more than 25 years, we are gaining recognition for our financial growth and customer service. Through the implementation of selectively chosen technology, and highly trained staff, we are fulfilling our customers' financial needs electronically and through any of 17 branches in Oregon and Southwest Washington Our community-oriented financial products include mortgage lending services through Columbia River Bank Mortgage Group and investment services through CRB Financial Services.

Columbia River Bank -- Helping clients win the blue ribbons in their own fields Providing Sustainable Leadership -- Columbia River Bank is proud to provide banking services to the Bailey Family of The Dalles, Oregon, who were named "American Farmland Trust's 2002 Stewards of the Land". Four generations of farmers have tended Orchard View Farms. The award, created to honor AFT founder Peggy McGrath Rockefeller, recognizes outstanding achievements in land stewardship, farmland conservation advocacy, and environmentally and economically sustainable farming practices.

The Baileys were chosen over 110 other nominated farmers and ranchers from 40 states. Oregon Governor's Award for Small and Emerging Business Excellence Keeping the dream alive -- Columbia River Bank is there when customers need us. Diane Waterhouse, president of Round Top Windows in The Dalles, Oregon received a Governor's Award in 2002 for Small and Emerging Business Excellence as part of an Oregon Economic and Community Development conference. At the awards ceremony, Ms. Waterhouse (photo below) noted the contribution of Agi Bofferding, a commercial loan officer with Columbia River Bank, "a bank that is really committed to their local economy...which made another dream come true." She also acknowledged Hood River Branch Manager John Kasberger, "Your grant and loan programs put together the necessary `missing pieces of the puzzle' that enabled us to make the decision to stay in Oregon. It also enabled us, instead of doubling the size of our operation, to elect to triple the size and create and maintain employment for 25 to 30 people whose skills make our company one of the most dynamic in the window industry."

Rising to the Top

Among the Top 50 -- Recognized as one of the top 50 companies based in Oregon (referenced above), Columbia Bancorp rose eight places in 2002 in the annual listings provided by The Oregonian. Among financial institutions headquartered in the state, Columbia ranked eighth-largest based by assets.

* The Oregonian Top 50, an annual ranking of publicly traded regional companies by market value, omitted a company that should have appeared in the rankings for the first time. In a report published in the Business section in The Sunday Oregonian, Eugene-based Pacific Continental Corp., holding company for Pacific Continental Bank, should have ranked 45th. It had a market capitalization of $63.2 million on March 28, 2002.

Columbia Bancorp and Columbia River Bank Executives and Senior Vice Presidents Executive Officers

Roger L. Christensen
President and CEO, Columbia Bancorp and Columbia River Bank

James C. McCall
Executive Vice President, Chief Operating Officer, Columbia River Bank

Craig J. Ortega
Executive Vice President, Head of Community Banking, Columbia River Bank

Britt W. Thomas
Executive Vice President, Chief Credit Officer, Columbia River Bank

Greg B. Spear
Executive Vice President, Chief Financial Officer, Columbia Bancorp and Columbia River Bank

Senior Vice Presidents

R. Shane Correa
Regional Manager

Richard "Dick" J. Croghan
Administrative Officer

Charla L. Herman
Human Resource Director

Gary W. Hertel
The Dalles Branch Manager

Kim E. Manie-Oskoii
CRB Mortgage Group Manager

Columbia Bancorp Board of Directors

Robert L.R. Bailey
Orchard View Farms
Owner

Charles F. Beardsley
Hershner & Bell
Real Estate & Insurance
Owner

Richard E. Betz
Royal Columbia Farms, Inc.
Bud-Rich Potato, Inc.
Owner

William A. Booth
Booth & Kelly
Real Estate & Insurance
Owner

Dennis L. Carver
Goldendale Chiropractic Clinic
Chiropractor/Owner

Roger L. Christensen
Columbia Bancorp
President & CEO

Terry L. Cochran
Banker
Retired

Jim J. Doran
Jim Doran Chevrolet Oldsmobile
Jim Doran Dodge Chrysler
Owner

Jane F. Lee
Rancher
Owner

Jean S. McKinney
McKinney Ranch
Owner

Donald T. Mitchell
Lumber Broker

Retired

Columbia River Bank Branch Managers

Kenneth "Kip" A. Anderson
Vice President and Manager
Bend Branch

Thomas C. Bourdage
Vice President and Manager
Shevlin Center Branch

Shawn P. Carroll
Vice President and Manager
Canby Branch

Gerald "Hap" P. Cooley
Vice President and Manager
Pendleton Branch

Linda J. Creager
Vice President and Manager
White Salmon Branch

Bob J. Ficker
Vice President and Manager
Newberg Branch

Thomas F. Gilleese
Vice President and Manager
Hermiston Branch

Gary W. Hertel
Senior Vice President and Manager
The Dalles Branch

Nancy L. Johnson
Vice President and Manager
Goldendale Branch

John B. Kasberger
Vice President and Manager
Hood River Branch

Brad E. Lunt

Vice President and Manager
McMinnville Branch

Pete R. McCabe
Vice President and Manager
Madras Branch

Sandi K. Olson

Assistant Vice President and Manager
Westside Branch

Kyle E. Sager
Vice President and Manager
Redmond Branch

Corporate and Shareholder Information
Annual Meeting

The annual meeting of shareholders is scheduled for 6:30 pm, Pacific Time, April 24, 2003, at Columbia Gorge Discovery Center, 5000 Discovery Drive, The Dalles, Oregon.

Financial Information

Columbia Bancorp news and financial results are available through our Web site and by mail.

Web site. For information about Columbia Bancorp, including news and financial results and online annual reports, access our home page on the Internet at www.columbiabancorp.com.

Mail. At your request, we will mail to you our quarterly earnings news releases, quarterly financial data reported on Form 10-Q and additional copies of our annual reports, please contact:

www.columbiabancorp.com
Investor Relations
PO Box 1050
The Dalles, Oregon 97058
541-298-6649

Transfer Agent
Shareholder Services
Wells Fargo Shareowners Services
PO Box 64854
St. Paul, Minnesota 55164-0854
1-800-468-9716

Outside Legal Counsel
Bennett H. Goldstein
Attorney At Law
2548 SW St., Helens Court
Portland, Oregon 97201

Independent Auditors
Moss Adams LLP
222 SW Columbia, Suite 400
Portland, Oregon 97201

Member FDIC

These financial statements have not been reviewed, or confirmed for accuracy or relevance by the Federal Deposit Insurance Corporation.