Form 10-K, Exhibit 13
period 2003-12-31
COLUMBIA BANCORP \OR\
filed 2004-03-10
CIK 1010002

EXHIBIT 13.1

Columbia Bancorp
2003 Annual Report

To our shareholders, customers and friends
Message from the President

Columbia Bancorp made further strides in 2003 toward solidifying its position as one of the leading community banks of its size, despite a challenging environment on several fronts, including a struggling Northwest economy. The staff of Columbia River Bank remains focused on ensuring asset quality, while looking toward building upon our strong foundation. Our performance in 2003 marked another year of solid, incremental accomplishments. For the year, Columbia Bancorp highlights included:
•	Achieving our 17th consecutive year of increased earnings
•	Accomplishing an industry ranking among the top 15% in our asset size class among publicly traded banks
•	Increasing share price by 26.75% for the year
•	Achieving a Return on Equity (ROE) of 18.25% for the year
•	Opening a new branch in Kennewick, Washington
•	Improving efficiency ratio to 55.43%

Shareholder Value

Our accomplishments in 2003 were particularly rewarding given the low-interest rate environment in which we have operated for the past few years. The hard work and dedication of staff and management helped make this possible. Among our accomplishments, we achieved a 17th consecutive year of net income growth, while keeping our sights on maintaining a high-performing net interest margin as compared to our peer group. For the full year, net income grew 5% to $9.8 million ($1.09 per diluted share), compared to $9.4 million ($1.03 per diluted share) for 2002. Our ROE for the year was 18.25%, which placed us among the top 15% of all publicly traded banks with assets between $500 million and $1 billion, according to SNL Datasource. Our net interest margin remained high at more than 6% for the year, but was down slightly over the prior year due to the prevailing low interest rate environment. This trend is expected to continue in 2004.

In this environment, we are continuing to focus on ways to maintain our high level of customer service and streamline expenses. Our efficiency ratio has been low and we expect it will remain low in the future. A lower ratio indicates that fewer dollars from revenue are being spent on overhead expenses, therefore more dollars flow through to the shareholder. Revenue for the year totaled $40.3 million, a 5% increase from $38.4 million in 2002. Included in revenue figures was net interest income of $31.4 million and non-interest income of $8.9 million. Columbia Bancorp’s total assets at year-end grew by 7% to $584.1 million, compared to $544.3 million a year earlier. Columbia Bancorp’s loan quality remained high in 2003 and will continue to be a focus of our efforts in the years ahead. Our risk management processes remain robust and our current level of reserves is adequate for our current risk profile. Looking forward, we will continue to record loan loss reserves in accordance with our risk profile, strength of loan growth and other factors.

Customer Service

To continue meeting the needs of Northwest customers in 2003, a new branch was added during the year in Kennewick, Washington, bringing the number of Columbia River Bank branches in Oregon and Washington to a total of 18.

With the increasing number of branches and business opportunities, we promoted Shane Correa to Executive Vice President and Regional President. He will cover the High Desert Region, which encompasses our Central and Eastern Oregon and Eastern Washington areas of the bank.

Employee Satisfaction

As we communicated last year, we have concentrated on continued improvements in all aspects of our business. We implemented a Web Teller system, which enables us to more efficiently use technology to provide consistent levels of quality customer service. We delivered customer care training — “service is the product” — to all employees stressing our customer commitment strategy. We became an Employer of choice for the second year in a row, by being nominated as one of the best 100 companies to work for by the Oregon Business Magazine.

Looking ahead

During 2004, we anticipate opening two new Central Oregon branches — a second location in Redmond and the other in downtown Bend — located in vibrant communities with significant development and population growth. This will bring the number of branches operated in Oregon and Washington to a total of 20. We expect these two new branches to begin adding loan and deposit totals immediately and to contribute positive earnings within 18 months. We will continue to look for new ways of doing business that provide the customer service levels we expect at a reduced cost. During this past year, we hired an outside firm to review our operations and propose new ways we could operate the bank more efficiently, maintain service levels, and recognize opportunities as they avail themselves. The study is complete and implementation is in process. We feel these improvements will add dollars to the bottom line and not detract from our customer service model.

After completing our 17th consecutive year of increased earnings, we are not resting on our accomplishments — quite the contrary. We are focused in 2004 on further building upon our foundation. We expect to produce double-digit asset growth and double-digit earnings growth, while focusing on the quality of our loans. There will be unexpected challenges that present themselves throughout the year as well as opportunities. I believe that the Bank is now positioned to deal with these events. Our goal is to serve all of our constituents — The Shareholder, Customer and Employee. Once again it all starts with motivated employees that understand the business, our expectations, and buy into our model of doing business. Our employees have done this and continue to look for ways to provide quality customer service. Our customers have embraced the idea of the quality customer care and continue to refer friends and neighbors to our subsidiary; Columbia River Bank. And, our shareholders, like yourselves, continue to purchase Columbia Bancorp stock, thus empowering us with your confidence as we continue to increase the value of your investment. Our goals will continually be set high and we will strive to meet or exceed your expectations.

Message from the Chairman

The Board of Directors of Columbia Bancorp join with President and CEO Roger Christensen in recognizing the tremendous accomplishments made by your Company in 2003! We are particularly pleased with the execution of the Company’s strategic plan under some very challenging circumstances, and the continued growth of the Company’s culture of ethics and compliance. In 2004, we are looking forward to further incremental growth as we continue our focus on strong community-oriented customer service, exceptional financial products, and the continuing enhancement of shareholder value. Building a culture of ethics and compliance within this institution is imperative to your Board of Directors. Our role is to provide oversight of your Company’s ethics and compliance programs. This is vital to our long-term success, and to the role in helping to rebuild investors confident in corporate America. During 2003, Columbia Bancorp partnered with EthicsPoint, a leading web and phone-based compliance software provider, to implement and monitor such a program.

Complying with the Sarbanes-Oxley (SOX) Act is a requirement for all publicly traded companies. Our goal is not just compliance, but to make this part of a core competency in how we operate. We believe in strong ethics, good governance and reliable reporting of all aspects of SOX. Over time, this should result in improved performance of the Company as we leverage our SOX compliance efforts to continually upgrade our business processes and systems.

In addition to the implementation of these processes in 2003, President and CEO Roger Christensen and his executive management team continue to build and enhance the Columbia Bancorp brand, and expand community-based banking in the Pacific Northwest.

On behalf of your Board of Directors, I want to extend our sincere thanks for your continued support of Columbia Bancorp and Columbia River Bank. As your representatives and fellow shareholders, we encourage you to contact any one of us if you have any questions or comments. We look forward to continuing our progress in 2004.

Donald T. Mitchell
Chairman of the Board

Columbia Bancorp and Columbia River Bank Executives
and Senior Vice Presidents

Executives:

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
Executive Vice President, Chief Financial Officer,
Columbia Bancorp and Columbia River Bank
Britt W. Thomas
Executive Vice President, Chief Credit Officer,
Columbia River Bank
R. Shane Correa
Executive Vice President, Regional President,
Columbia River Bank
6 2003 Annual Report Columbia Bancorp

Senior Vice Presidents:

Robert V. Card
Audit Manager
Staci L. Coburn
Controller
Richard “Dick” J. Croghan
Administrative Officer
Charla L. Fraley
Human Resource Director
Gary W. Hertel
The Dalles Branch Manager
Todd M. Vallie
Director of Non-Interest Income,
Mortgage Manager
Tom S. Van Hemelyryck
Business Banking Team Leader
Not pictured is Jim McCall.

Columbia Bancorp Board of Directors

Robert L.R. Bailey
Orchard View Farms
Owner
Charles F. Beardsley
Hershner & Bell
Real Estate & Insurance Sales & Brokerage
Owner
Richard E. Betz

Royal Columbia Farms, Inc.
Bud-Rich Potato, Inc.
Owner
William A. Booth
Booth & Kelly
Real Estate & Insurance
Owner
Dennis L. Carver
Goldendale Chiropractic Clinic
Chiropractor/Owner
Roger L. Christensen
Columbia Bancorp
President & CEO
Terry L. Cochran
Banker
Retired
James J. Doran
Jim Doran Chevrolet
Jim Doran Dodge Chrysler
Owner
Jean S. McKinney
McKinney Ranch
Owner
Donald T. Mitchell
Lumber Broker
Retired

Corporate and Shareholder
Information

Annual Meeting

The annual meeting of shareholders is scheduled for 6:30 pm, Pacific Time, April 22, 2004, at Columbia Gorge Discovery Center, 5000 Discovery Drive, The Dalles, Oregon.

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
Marcus Williams
Davis Wright Termaine
1300 SE Fifth Avenue, Suite 2300
Portland, Oregon 97201
Bennett H. Goldstein
Attorney at Law
2548 SW St. Helens Court
Portland, Oregon 97201

Independent Auditors
Moss Adams LLP
222 SW Columbia, Suite 400
Portland, Oregon 97201
Member FDIC

These financial statements have not been reviewed, or confirmed for accuracy or relevance by the Federal Deposit Insurance Corporation.

Columbia River Bank Branch
Managers

Kenneth “Kip” A. Anderson
Vice President and Manager
Bend Branch
James T. Booth
Assistant Vice President and Manager
South Redmond Branch
Thomas C. Bourdage
Vice President and Manager
Shevlin Center Branch
Shawn P. Carroll
Vice President and Manager
Canby Branch
Gerald “Hap” P. Cooley
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