Form 10-K, Exhibit 13
period 2004-12-31
COLUMBIA BANCORP \OR\
filed 2005-03-15
CIK 1010002

                                                                    EXHIBIT 13.1

Dear Fellow Shareholders,

      The conclusion of 2004 marked further progress on our mission to build our franchise and grow our business. While we accomplished a great deal during 2004, there is still work to do; that is to increase our market share, improve our margins and remain one of the best possible places to work. During the year, our loans and deposits increased in a number of fast-growth markets, reflecting the strong economies in the region. Improvements we are making in infrastructure, training, technologies and investing in our communities paved the way for a number of successes in 2004, including the following highlights:

      - Achieving our 18th consecutive year of net income growth with profits of $1.19 per diluted share

      - --Recognized as a "best performing bank" over the past three years by U.S. Banker magazine

      - Generating strong growth in business lending with total loans growing 24%

      - Opening new offices in strategic growth markets, including Bend, Oregon, and the TriCities area of Washington state

      - -Net interest margin remained strong at 5.95%, placing Columbia in the top 5% of the September 30, 2004 Federal Reserve peer group

      As noted, our accomplishments in 2004 were remarkable given a gradual recovering regional economy and a declining mortgage market hurt as refinance activity slowed. Assets grew by more than $130 million at year-end, a 22% increase for the year. Loan totals increased by more than 24% during the year to $584 million, while loan quality remained solid. Reflecting this strong balance sheet growth, net income for 2004 increased 9% to $10.7 million or $1.19 per diluted share for 2004. Return on average equity was a healthy 17.50%, and return on assets was 1.64% in 2004. For bank holding companies of our asset size, Columbia is in the top 20% for ROE, according to Federal Reserve peer group data as of September 30, 2004.

Franchise expanding -- relationships deepening

      To strengthen our market position, we announced plans to open the Meadow Springs branch in Richland, Washington, which will replace our temporary branch in Kennewick, Washington. (We are also actively investigating other opportunities to continue our strong and steady growth in the Pacific Northwest.) This focus on community banking and building relationships paid off with the strong aforementioned loan growth as a result of management's targeting business relationships and enhancing competitive yields. This commitment to relationships is at the heart of all the services we offer.

      Now, looking ahead to 2005, what should you expect from Columbia Bancorp? I believe the answer is best reflected in our bank's vision statement:

      "To be the bank of choice in the communities we serve, where every employee is motivated, enabled, and dedicated to exceeding customers' and investors' expectations."

      Our goal is to deliver to our investors a fourth-consecutive year with a return on equity (ROE) in excess of 17%. We expect asset growth will be double digit, with an emphasis in commercial and real estate loans. Funding for this loan growth will come from deposits generated in our retail and business segments. Loan quality will remain a high priority. Our lending team is motivated and excited by the high-quality loan activity we are generating in the business sector. We see continued strong and healthy growth with improving credit conditions in the future as businesses expand and grow in the markets we serve.

      We will continue to grow our infrastructure by adding more branch facilities and drive-up locations. In addition, through the use of technology we are enhancing our ability to reach out to our customer base in their homes and offices with Internet banking and cash management services.

      We will continue to seek new opportunities to increase non-interest income by expanding the CRB Mortgage Team as well as ancillary products relating to retail and commercial banking. Two such products we are introducing are check collection and payroll services for our merchants. Early indications show the new products will be very well received by our small business customer and serve as another example of our ingenuity and dedication to exceeding customer expectations by fulfilling the company's vision statement.

Planning for the future; meeting the needs of today

      Several changes were made during the year to strengthen your management team. During 2004 we implemented executive management team changes to meet the needs of our fast-growing organization. Toward that end, Craig Ortega was named Chief Operating Officer and Shane Correa was named Chief Banking Officer. In addition, Jim McCall has been named Chief Administrative Officer.

      Our vision is clear and our mission is set. We will continue to be a high performing financial institution. We believe our plan will make this goal a reality in 2005 for our customers, employees and shareholders. On behalf of your Board of Directors, we thank you for your continued support of Columbia Bancorp and Columbia River Bank, your representatives and fellow shareholders. We appreciate your interest in Columbia Bancorp and hope we will enjoy a long and prosperous relationship with you in the coming years.

Donald T. Mitchell
Roger L.Christensen
Chairman of the Board
President and

Chief Executive Officer
March 1, 2005

PARTNERING FOR YOUR SUCCESS

Columbia River Bank is an independent community bank that strives every day to earn your business. We live and succeed by four core values: integrity, excellence, commitment and teamwork. Those values, and our focus on the communities in which we operate, make banking with Columbia River a superior experience. Our customers say it makes us "business partners."

Homegrown values make good business values

      Wheat ranching requires a leap of faith. Some years are good, some are not. You have to love the life to stick with it, and you need a bank that understands. Just ask Tim Hawkins of Pendleton, Oregon, who farms soft white wheat.

      "One year, I maxed out our operating lines way ahead of schedule," he says. "It was just a combination of tough circumstances," but he knew he needed help. Harvest is a very expensive time of year, and it was only June.

      He picked up the phone and called his banker. "They've gotta be thinking, `Is he really going to be able to pay this back?'" he remembers. Tim's original loan, the one that was already spent, was a large loan for a wheat farmer. He still had to pay for harvesting and transporting the wheat to market.

      The agriculture specialists at Columbia River Bank in Pendleton knew Tim well. They also knew what was happening for growers and cattlemen that season, just as they do today. They'd sat shoulder-to-shoulder with their customer-partners at agricultural meetings and briefings, and knew in detail what the ranchers, farmers and growers faced. They knew the lay of the land, both figuratively and literally, and told Tim he was going to need more money to get the crop harvested.

      "They approved an extension over the phone," he says, still with a bit of surprise in his voice. "They trusted me, and knew my situation. They couldn't have been better about it."

      "When a bank decides to offer agricultural loans, they need to understand the business. It takes time to gain that understanding," says Tim Hawkins. "Columbia River Bank has a staff of ag specialists who put in the time, and that's a big part of making me feel comfortable and at home with them."

      For Tim Hawkins, that's where Columbia River Bank excels. They focus on being a community bank, and do it exceedingly well.

Service Is Everything

      Five years ago, Suzi Conklin had a dream. She wanted to run a restaurant, preferably before she turned 70 years old. In 2001, Suzi and partner Mark Cherniack opened the Wild Flower Cafe in Mosier, Oregon. Neither had run a restaurant before. Today they employ 15 people, serve three meals most days, and host an open bluegrass music jam in the back room several times a month.

      Mark credits the people at Columbia River Bank with helping them establish the business -- and believing in their goals. The Wild Flower Cafe isn't like most restaurants, located moments from anywhere. The Wild Flower is a destination.

      "We have a core of committed locals who come regularly, and then we have the crowds during the tourist season," says Mark. "But you have to wonder how many people will drive 30 miles round-trip for a cup of soup," especially as the cost of energy ripples through the economy. Obviously, more than the soup sets the Wild Flower apart from its competition.

      "Service is everything in the restaurant business," says Mark. "You need good food, but the people you hire make the experience." He thinks it's essential in a bank as well.

      Columbia River Bank gave Mark and Suzi a consultant to work with as they refined the cafe business. They extended the couple a very small loan when other banks didn't consider the loan big enough to bother with.

      To save time, Mark and Suzi use the bank's online services to track account activity and funds availability. Mark remembers asking for a loan split to be posted to his web account. It was there the next day.

      Even at the teller window, he says the personal commitment is evident. "They are so responsive!" he says. "Plus, I feel secure in terms of the business relationship. They are always willing to listen."

Integrity in Hard Times

      J.P. Enderby needs every return customer he can get. He wants a bank that treats him the same way.

      Lumber and aluminum plant closings punched a hole in his industrial equipment repair business a decade ago. There hasn't been a new industry in the county to fill the void. He's made the shift to serving rural residential customers, but at a lower margin of profit. He hires fewer employees, and must extend the service coverage to a more far reaching market area.

      He worries about being able to justify the cost of equipment upgrades and trying to anticipate the needs of his customers. Working with his loan officer at Columbia River Bank he recently made a new equipment purchase. J.P. discovered owning the equipment proved more beneficial than leasing. The bank proved its commitment and understanding of his business needs when they financed the equipment.

"All I want is to be treated with the same integrity that I give my customers," he says. "This is business. I need to talk in confidence sometimes, and know that it will stay that way. And that happens with this bank," he says.

      J.P. and his wife have been customers of the bank for 33 years, starting with the prior bank and transitioning when Columbia River bought Klickitat Valley Bank.

      "We obtained our first home loan with them," he says. "It was on two sheets of paper, if you can imagine that." He says it's the attitude of Columbia River Bank's board and management team that makes him a loyal customer. "It's because they are community-oriented and have the very best personalized services."

      Through his business, Spring Creek Agricultural Machinery, J.P. and his wife handle many of their transactions online. They access their accounts, check on loans and use the bank's credit card service. He says any problems are jumped on right away by the branch staff.

      He's also impressed with the teamwork in his local branch. "You go in some days, and the tellers are real busy, and you'll see the loan officer come around to assist with the customers. I appreciate that kind of service. That's how I treat my own customers. They take an interest in my business. That counts for a whole lot."

A Real Business Partner

      Frustration is the last thing Donella Polehn needs during cherry packing season. Between the weather and managing a workforce of up to 90 seasonal employees, the month-long harvest can be frantic.

      "Everything the bank can do to improve efficiency helps our business," she says with a laugh. She likes the overdraft protection on her business account, the ease by which she can renew the Farm's operating line of credit and the longer financing terms available on loans.

      "We prepare the budget in advance, then make an appointment and go in to visit our banker," she says. "Documents are ready upon our arrival. We sign and that's it." At other times, the Polehns use some of the Bank's online services to save time.

      "We have a real relationship with Columbia River," says Donella, president of the family business. Their old bank was moving away from agriculture when the Polehns decided to investigate Columbia River Bank.

      "Columbia River Bank wanted our business, and knew they had to be a good partner. That meant they had to be in tune with the industry. We've kind of grown into it over time together." In fact, Donella and her husband Marvin were original shareholders with Columbia River Bank.

      "They've been very supportive of our company and business goals," she says. "Just recently, they helped us make the arrangements for a new fresh line." She explains the line will help keep them competitive in the international Pacific Rim market, where most of their crop is sold.

      "Working with Columbia River Bank, we have stability. The loan is in place, the bills get paid, and there's minimal frustration. It's a wonderful working relationship," says Donella. "I can count on them."

Real customers and their stories

Tim and Jennifer Hawkins, wheat ranchers, Pendleton

      Tim Hawkins is a lucky man. Just ask, and he'll tell you. He lives on his family's Century Farm, outside Pendleton, Oregon, where he raises soft white wheat and alfalfa. Recently, one son returned to farm with him and wants to continue the family's roots with the ranch in the shadows of the Blue Mountains. Two cousins round out the family employee base. Through expansion and leased land, they ranch nearly 14,000 acres.

      But for all his luck, Tim knows every season starts out tough. "The guy who sells footballs charges $4 for the ball, plus a margin of profit," he says. "When you raise wheat, somebody else sets the price. If that price is less than it cost you to raise it, that's just tough. Plus," he says, "you pay the transportation cost before you sell the crop."

      Tim and his wife Jennifer have been customers of Columbia River Bank since the branch opened in Pendleton. Prior, they banked with a large multistate bank. Columbia River Bank made the commitment to be a business partner, and won them over.

      "To the best of their ability, they are going to be sure my business works," says Hawkins. "That's the norm with them," he says. "I hope they continue with their community style of business."

      The Hawkins use the banks online services to track accounts and loan activity. But it's the personal contact that Tim appreciates most. "These people are my friends," he says. "You walk in, and everybody knows your name."

Mosier Community School, Solar Electric Demonstration Project

      Mark Cherniak saw opportunity in a derelict furnace, a school and solar energy. With a community effort, it all came together in a solar power generator that was dedicated on September 2, 2004 at the Mosier School.

      "The kids are fascinated by it," says Cherniak. "They love to touch it." The generator is located in the school's front yard and is incorporated into the school's science classes.

      In addition to its educational role, the solar generator helps reduce the cost of energy for the school district. Cherniak notes that the school gets 15 percent of their electricity free - permanently. Excess energy produced by the generator is sold to Pacific Power, providing a long-term funding source for the school district.

      Plus, the solar generator project created tax credits that the school district could sell to businesses. Columbia River Bank supported the project by purchasing the energy tax credits.

      "Columbia River Bank showed real foresight getting involved with the project," says Cherniak. "It is just one more thing that makes me hope they will be around for a long time."

      The solar power project was awarded by the Energy Trust of Oregon.

John & Dawn McClaskey, McClaskey Farms,
The Dalles

      You may think of bees as essential to cherry growers, but Dawn McClaskey will tell you an orchard also needs a good banker to partner with. They work six orchards on behalf of a group of New York investors. Electronic transfers are as routine as pruning the trees.

      Dawn and her husband John farm 1,000 acres of cherries in the Columbia Gorge, selling their crops internationally. By using different cherry varieties, they extend their season to 72 harvest days.

      John McClaskey says 2004 was the best year ever for his crops of fresh eating cherries, in spite of rain damage early in the season. His crops were helped in part by new hybrid developments that result in greater crack-resistant skins. In the old days, those rain events could have spelled ruin.

      "The cherry industry has changed more in the last 10 years than over its entire history," he says. He cites developments like frost control, wind machines, weather stations, and self-fertilizing hybrid varieties as tremendous benefits to cherry growers.

      At the same time, Dawn notes that many banks didn't want to stay with agriculture when the industry stumbled. Her husband agrees.

      "At Columbia River, they have an Ag Department that's unsurpassed," says John. "They go on the pruning tours and attend the agricultural conferences. That helps the bank staff know what changes are important to the industry." It also makes it easier when the McClaskeys need to talk business with the bank.

      "Columbia River Bank is extremely professional," he says. "But they also have a warmth to them. They personally know you. Authorizations are done locally, not somewhere outside of Oregon."

      "Larger institutions have lost the personal touch," he concludes. "That's still important for business."

      One other factor sets Columbia River Bank apart from the rest, according to the McClaskeys: community commitment. Neither knows of another bank in the area that supports so much locally, from involvement in the Chamber of Commerce to sponsoring high school plays, to buying 4-H animals after the County Fair.

      "Columbia River Bank is a community partner," they say.

Robert Swift, Swift Steel Inc., Redmond

      Bob Swift has a fairly unique business. He estimates Oregon has only "a handful" of commercial steel companies like his. His products are used mainly in commercial construction, a strong growth area in Central Oregon over the last decade. When he shopped for a bank, he wanted one he could count on.

      "The steel industry is changing fast," says Swift. He needed a bank that could help him keep up, and succeed.

      "Until last year, you could buy some of the items we sell at the same prices they got twenty-seven years ago," explains Swift. "In one year, we've seen prices jump between fifty and one hundred percent. That impacts your business."

      Bob moved his business to Columbia River Bank in the early 1990s. The integrity of the staff has always impressed him.

      "You walk in, and they know your name," he says. But it was more than the cordiality of the staff that impressed Bob. When he needed a loan, he says, it didn't take "an Act of Congress" to get it.

      "More than that, they proactively ask what they can do to help me make my money work for me," he says. "They know I'm a small business and they work to help me succeed."

      He likes the approach because it's the way he runs his business.

      "You can come buy fencing from me and find a limited selection but very high quality," says Swift. "My competitors sell a range of quality and lots of selection." He says all that stuff makes it seem like you're getting more.

      "But my customers don't want to be re-stretching wire every year," he says. "You get what you pay for. I'd rather sell you a better grade of material so you do the job once and never have to worry about it again." He'd rather bank the same way.

      "I'd rather deal with a bank that's honest and trustworthy than with the guy who makes greats deals to get me in the door," says Swift. "Those core values that Columbia River Bank talks about are real. They make banking with CRB a positive experience."

Thomas Pugsley, DVM, Canby

      When Thomas Pugsley moved to Canby, Oregon 20 years ago and started his veterinary practice, things were a lot different. His small animal practice relied on medical technology that would be old-fashioned today. His clients were mainly families and owners of local farms. The town had four banks back then; today it has eight.

      Changing attitudes among his clients lead to Dr. Pugsley's biggest business worries. For example, he notes that many people spend a luxury price for a pet and then expect to maintain it on a less-than premium commitment.

      "Most pet owners don't carry pet insurance," he explains. "That's fine, if the owner sets a small amount aside each month for eventual emergencies. But most don't have a personal savings account, let alone an account for their pet," he says. "As a result, the price of a procedure dictates the care given to that pet." "It's just a bad philosophy," he says.

      It's penny-wise and pound-foolish in the eyes of Dr. Pugsley, who has run his business from the beginning with the goal of becoming debt-free prior to retirement.

      Dr. Pugsley tried several other banks in Canby when he first moved to town before settling with Columbia River Bank. He explains that basic banking services are available everywhere these days. As he sees it, products and rates are similar enough that something else has to differentiate them.

      It's the people and the way he is treated that sets Columbia River apart. The difference is significant enough that he and his wife do all their banking at the local Columbia River branch.

      "It's like goin' into your livin' room when ya go into that bank," says Dr. Pugsley, with a drawl that reveals his Oklahoma roots. "Everybody says `hey,' and smiles at ya. You're not a number there."

      He says that other banks he dealt with had too much staff turnover. He couldn't expect continuity of knowledge among the ever-changing personnel. New staff just didn't know the particular in's and out's of his business, or the reasons behind past strategic decisions.

      As the owner of a small business, he wanted his banker to have that level of account knowledge. Maybe it's old-fashioned, but it's the way he treats his customers -- and the way he thinks banks should treat theirs.

      The help he finds at Columbia River leaves Dr. Pugsley free to concentrate on the needs of his own customers and to find the best ways to tackle new veterinary challenges.

      "I don't need to figure out all the banking answers," he says. "I can count on the folks at Columbia River Bank to help me, whenever I need it."

Columbia Bancorp and Columbia River Bank Executives and Senior Vice Presidents

Executives:

Roger L. Christensen
President and
Chief Executive Officer
Columbia Bancorp and
Columbia River Bank

Greg B. Spear
Executive Vice President,
Chief Financial Officer,
Columbia Bancorp and
Columbia River Bank

James C. McCall
Executive Vice President,
Chief Administrative Officer,
Columbia River Bank

Craig J. Ortega
Executive Vice President,
Chief Operating Officer,
Columbia River Bank

Britt W. Thomas
Executive Vice President,
Chief Credit Officer,
Columbia River Bank

R. Shane Correa
Executive Vice President,
Chief Banking Officer,
Columbia River Bank

Senior Vice Presidents:

J. Michael Anderson
High Desert Region Manager

Robert V. Card
Audit Manager

Shawn P. Carroll
Gorge Region Manager

Staci L. Coburn
Controller

Richard "Dick" J. Croghan
Director of Non-Interest Expense

Robert J. Ficker
Willamette Valley Region Manager

Charla L. Fraley
Human Resource Director

Thomas F. Gilleese
Columbia Basin Region Manager

Anthony "AJ" Tarnasky
Credit Administrator

Todd M. Vallie
Director of Retail Banking

Thomas S. Van Hemelryck
Business Banking Team Leader

M. Neil Zick
Senior Operations Officer

Columbia Bancorp and Columbia River Bank Board of Directors:

Robert L. R. Bailey
Orchard View Farms
Owner

Charles F. Beardsley
Hershner & Bell
Real Estate & Insurance Sales & Brokerage
Owner

Richard E. Betz
Royal Columbia Farms, Inc.
Bud-Rich Potato, Inc.
Owner

William A. Booth
Booth & Kelly
Real Estate & Insurance
Owner

Lori R. Boyd
Boyd & Boyd, LLP
Accounting &
Computer Consulting
Co-Owner

Dennis L. Carver
Goldendale Chiropractic Clinic
Chiropractor/Owner

Roger L. Christensen
Columbia Bancorp
President & CEO

Terry L. Cochran
Banker
Retired

James J. Doran
Jim Doran Chevrolet
Jim Doran Dodge Chrysler
Owner

Jean S. McKinney
McKinney Ranch
Owner

Donald T. Mitchell
Lumber Broker
Retired

Columbia River Bank Branch Managers:

J. Michael Anderson
Senior Vice President and
Regional Manager
Shevlin Branch

James T. Booth
Assistant Vice President
and Manager
South Redmond Branch

Bryan A. Brock
Vice President and Manager
Hermiston Branch

Thomas C. Bourdage
Vice President and Manager
Wall Street Branch

Shawn P. Carroll
Senior Vice President and Regional Manager
The Dalles Branch

Linda J. Creager
Vice President and Manager
White Salmon Branch

Robert J. Ficker
Senior Vice President and Regional Manager
Newberg Branch

Thomas F. Gilleese
Senior Vice President and Regional Manager
Kennewick Branch

Gary K. Gray
Vice President and Manager
Canby Branch

Nancy L. Johnson
Vice President and Manager
Goldendale Branch

John B. Kasberger
Vice President and Manager
Hood River Branch

M. Kim Luckman
Assistant Vice President and Manager
Bend Branch

Brad E. Lunt
Vice President and Manager
McMinnville Branch

Mark S. Mascall
Vice President and Manager
Pendleton Branch

Peter R. McCabe
Vice President and Manager
Madras Branch

Sandra K. Olson
Vice President and Manager
Westside Branch

Steven K. Tippett
Vice President and Manager

Redmond Branch

Corporate and Shareholder Information

Annual Meeting

The annual meeting of shareholders is scheduled for 6:30 pm, Pacific Time, April 28, 2005, at Columbia Gorge Discovery Center, 5000 Discovery Drive, The Dalles, Oregon.

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

Mail. At your request, we will mail to you our quarterly earnings news releases, quarterly financial data reported on Form 10-Q and additional copies of our annual reports, please contact:

     Investor Relations
     PO Box 1050
     The Dalles, Oregon 97058
     541-298-6649

Transfer Agent

Shareholder Services
Wells Fargo Shareowners Services
PO Box 64854
St. Paul, Minnesota 55164-0854
1-800-468-9716

Outside Legal Counsel

Marcus Williams
Davis Wright Tremaine
2600 Century Square
1501 Fourth Avenue
Seattle, Washington 98101

Bennett H. Goldstein
Attorney at Law
2548 SW St. Helens Court
Portland, Oregon 97201

Independent Auditors

Moss Adams LLP
805 S.W. Broadway, Suite 1200
Portland, Oregon  97205

Member FDIC

These financial statements have not been reviewed, or confirmed for accuracy or relevance by the Federal Deposit Insurance Corporation.