Form 10-K, Exhibit 13
period 2005-12-31
COLUMBIA BANCORP \OR\
filed 2006-03-14
CIK 1010002

                                  Exhibit 13.1

COLUMBIA BANCORP 2005 ANNUAL REPORT

Celebrating the Corps of Discovery

Columbia Bancorp is the financial holding company for Columbia River Bank, which provides services primarily to non-metropolitan areas throughout the Pacific Northwest. The Bank operates 20 branches located in communities typically comprising less than 250,000 in population. In addition to a full array of banking services and products, Columbia River Bank also provides mortgage-lending services through CRB Mortgage Team and brokerage services through CRB Financial Services Team.

We have two stories to tell you. One deals with our 2005 annual report, presented inside. The other story honors Lewis and Clark. We at Columbia River Bank are proud to be part of this bicentennial celebration, and to be serving much of the surrounding territory passed through by the Corps of Discovery 200 years ago.

We are an independent community bank, driven by the core values of integrity, excellence, commitment, and teamwork.

Our particular focus in 2005 has been on a word that CEO Roger Christensen uses often around the bank:

"BALANCE"

It is clear to all of us that achieving a balance between the needs of our employees, customers, and shareholders helps to put Columbia River Bank on a solid, progressive footing for the future, even in a highly competitive environment or in unpredictable economic times.

It's a win-win-win approach, to be further examined in the pages that follow.

As the Bank continues to grow and industry technology advances, our need for bright and energetic employees increases.

How do people feel about working for our Bank?

Let's begin with a statistic that tells a lot: more than 50 percent of our employees have been with us at least five years even taking into account new hires and retirees.

In truth, Columbia River Bank is a great place in which to work. And that is not just the CRB management team saying so. For the second year in a row, based on employee surveys taken by Oregon Business, our bank was ranked among "100 Best Companies to Work For in Oregon."

Hiring and retaining good people is always a major focus for us, especially in the current growth curve. Our commitment is to create a work environment that empowers employees to do their best. We go far in providing the support and compensation necessary for each person to achieve the highest level of personal performance, which in turn brings about opportunities for advancement.

Above all, CRB is a place where people can freely express ideas. In this open atmosphere, employees can be credited for many positive changes occurring at the bank. They have helped to make us a better organization -- for our customers, our shareholders, and themselves.

Providing advanced bank products to our customers is expected; where we "go beyond" is contributing to the communities we serve. A snapshot of staff activities:

Last September, Kaye Stephenson, Operations Officer for the White Salmon branch of Columbia River Bank, worked the White Salmon Huckleberry Fest Pie Booth along with employees Lyn Mittag and Linda Creager.

For every fundraiser like this in our market area, there is undoubtedly a CRB person involved. The same holds true for organizations like Rotary, Kiwanis, and Chamber of Commerce, as well as scouts, churches, schools, sports teams, health care organizations, -- the list goes on. That is because all of us, from branch to branch, believe that helping the community in which we live and operate goes right along with the banking side of things.

At our Meadow Springs Branch in Richland, Washington, Liz Torres serves as secretary for HAAP (Hispanic Academic Achievers); Bill McKay is a Scouts Merit Badge Counselor, Julie Killian is vice chair of the Lourdes Health Network; and Jerry Ball participates in BOMA (Building Owners and Management Association).

In Central Oregon, ten team members participate in 29 community organizations. Here is a glimpse: Tom Van Hemelryck, United Way; Shelle Pack, March of Dimes Walk; Jan Weiss, new OSU Alumni Association in Central Oregon; Kim Luckman, Central Oregon Visitors Association; Joanne Luke, Women's Resource Center; Kristee Chick, Network of Entrepreneurial Woman; Nancy Paskewich, SMART program; Robert Killen, Regional Arts Council; Nancy O'Connor, Bend Vision Committee; and Terri Ramsdorph, Rotary.

At our Newberg Branch, Ron Wolfe is active in organizations that really make a difference, like Habitat for Humanity and Friendsview Retirement Center. Bob Ficker, at the same branch, is board president of Providence Newberg Health Foundation.

Many others at CRB -- like Mark Mascall at our Pendleton Branch, who is board member of the NW Intercollegiate Rodeo Finals, and Tami Sampson, who puts in time with the Pilot Rock Booster Club -- are supporting their communities in capacities far too numerous to mention in one annual report.

Many thanks go to all these people for bringing truth to the phrase: "community bank."

Questions asked by institutional investors during quarterly teleconferences and answers provided by Columbia River Bank executives.

Q: Could you comment on what you're seeing in the different markets in terms of deposit pricing pressure and expectations going forward?

A: Shane Correa. We're seeing deposit pricing pressure primarily in Central Oregon, and a little in the Tri-Cities area. But again, we've been able to hold our own by competing on the basis of service, so we're real comfortable with our market position and our ability to grow deposits.

Q: You've talked about technology systems. Are you doing major upgrades across the platform and, if so, does this factor in as an expense drag later in the year?

A: Roger Christensen. This is an ongoing process, and last year we hired additional technology staff to integrate components we already purchased. There will be some increase in expenses due to our investment in personnel and system upgrades; however, our focus now will be to learn and apply the technology we already have in place.

Q: It looks like mortgage banking revenues are up sequentially and the mid-part of the year is typically the strongest for originations as far as purchased homes. What's the outlook?

A: Craig Ortega. We feel positive about the mortgage segment for two reasons: first, we're situated in good real estate markets and, second, along with economic growth comes real estate construction. We've been successful with originating construction loans and converting them into permanent mortgages.

Q: Based on your comments regarding the sale of loans as a capital management and balance strategy, are you implying that loan growth could potentially outstrip capital?

A: Greg Spear. No. The idea is to manage the balance sheet to ensure sufficient regulatory capital. Historically, we rebuild capital in the fourth quarter and first quarter, and I want to make certain that we have that same seasonal strategy going into 2006. We're optimistic about the growth potential in all of our markets. So we're not at risk, but I always like to be prudent and cautious to ensure a strong regulatory capital position.

Interested investors may obtain copies of current Columbia Bancorp teleconference scripts by e-mailing investorrelations@columbiariverbank.com.

For Lewis and Clark, and Columbia Bancorp as well, success rides on choosing the best people, planning meticulously, and equipping for all contingencies.

To our Shareholders, Customers and Friends:

I recently completed the book "Undaunted Courage," which chronicles the Lewis and Clark expedition. I found many parallels between the management of their westward trek and our successful management of Columbia Bancorp. These forward-looking adventurers were extremely particular when assembling the team that would accompany them. Both men scrutinized each individual joining the expedition, with the goal of bringing only the best people on their history-making journey.

Meriwether Lewis spent almost two years mentally preparing for the effort by voraciously reading, seeking out experts, and trying to mitigate potential pitfalls prior to the trip. He collected his data, tucked away his alternatives, planned the travel route, and executed the plan.

As the journey was underway Lewis and Clark adhered to their plan, and when circumstances voided that plan they used their wits and problem-solving strengths to accomplish the task at hand.

At Columbia Bancorp and Columbia River Bank, we have embarked on our own financial journey -- and we, too, hire only the best people to join us. Our goal is to remain ranked as one of Oregon's Top 100 Employers by providing a work environment that encourages creativity and the free expression of new ideas. We provide our people the vision, the tools, and the training necessary to reinforce our position as the bank that exceeds our shareholders, customers and employees' expectations.

In 2005, Columbia Bancorp continued its pursuit of excellence in all areas of performance. Our commitment to our customers and the communities we serve is reflected by the introduction of new products -- such as free online bill payer, shareholder checking, combined checking and savings -- and by the upgrade of our Internet banking website.

Despite the string of devastating natural disasters that had the potential to severely handicap the U.S. economy, Columbia Bancorp experienced a banner year. A rebounding Northwest economy helped, but primarily it was an accomplishment inspired by our dedicated staff throughout all of our branches and the loyalty of our customers.

Balance sheet growth remains strong, with total year-end assets at $841.2 million, an 18% increase over the prior year. Our ROE for 2005 was 19.01%, which placed us among the top 20% of all publicly traded banks with assets between $500 million and $1 billion, according to SNL Datasource. In addition, we achieved a return on assets of 1.77%, a 17% increase in deposits over 2004 to $707.8 million, and $13.7 million in net income, or $1.36 per diluted share.

Our commitment to continued enhancement of our product line and dedication to the communities we serve is the impetus behind our goal of opening several new branches in high-growth areas each year. To that end, we completed our Meadow Springs branch in Richland, Washington, replacing our temporary branch in Kennewick, Washington. Also in 2005 we broke ground for our new Pasco, Washington branch and our Cherry Heights branch in The Dalles, Oregon. These branches are scheduled to open during the first quarter of 2006.

We are excited by the opportunities presented to us by the new economic vitality and steady growth in our market areas --Columbia River Gorge, Columbia Basin, Willamette Valley, and Oregon High Desert.

Looking ahead, we will continue to create new products and services that meet and exceed the business and personal needs of our customers, to grow the Columbia Bancorp infrastructure, to remain at the forefront of new technology and Internet banking, and to provide our investors a favorable return on equity.

From our management team, our loyal staff, and your Board of Directors, we thank you for allowing us to serve you now and in the coming profitable years.

Roger L. Christensen
President and Chief Executive Officer

Richard E. Betz
Chairman of the Board

Columbia Bancorp board represents a broad spectrum of experience and strong steering for our management and operations.

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

Robert V. Card
Audit Manager

Shawn P. Carroll
Gorge Region Manager

Staci L. Coburn
Controller

Robert J. Ficker
Willamette Valley Region Manager

Charla L. Fraley
Human Resource Director

Julie A. Killian
Business Banking Team Leader

A.J. Tarnasky
Credit Administrator

Todd M. Vallie
Director of Retail Banking

Thomas S. Van Hemelyryck
Business Banking Team Leader

M. Neil Zick
Senior Operations Officer

Columbia Bancorp Board of Directors
Charles F. Beardsley
Hershner & Bell
Real Estate & Insurance Sales & Brokerage
Owner

Richard E. Betz
Royal Columbia Farms, Inc.
Bud-Rich Potato, Inc.
Owner

William A. Booth
Booth & Kelly
Real Estate & Insurance
Owner

Lori R. Boyd
Boyd & Boyd, LLP
Co-Owner

Dennis L. Carver
Goldendale Chiropractic Clinic
Chiropractor/Owner

Roger L. Christensen
Columbia Bancorp

President & CEO

Terry L. Cochran
Banker
Retired

James J. Doran
Jim Doran Chevrolet
Jim Doran Dodge Chrysler
Owner

Jean S. McKinney
McKinney Ranch
Owner

Donald T. Mitchell
Lumber Broker
Retired

Columbia River Bank branches are to be found in all reaches of the Lewis and Clark territory.

GORGE REGION

Shawn P. Carroll
Senior Vice President and Manager
The Dalles Branch

Barry W. Smith
Vice President and Manager
White Salmon Branch

Nancy L. Johnson
Vice President and Manager
Goldendale Branch

John B. Kasberger
Vice President and Manager
Hood River Branch

Sandra K. Olson
Vice President and Manager
Westside Branch

HIGH DESERT REGION

James T. Booth
Assistant Vice President and Manager
South Redmond Branch

A. J. Losoya
Assistant Vice President and Manager
Wall Street Branch

Peter R. McCabe
Vice President and Manager
Madras Branch

Steven K. Tippett
Vice President and Manager
Redmond Branch

M. Kim Luckman
Assistant Vice President and Manager
Bend Branch

J. Michael Anderson
Senior Vice President and Manager
Shevlin Branch

COLUMBIA BASIN REGION

Bryan A. Brock
Vice President and Manager
Hermiston Branch

Mark S. Mascall
Vice President and Manager
Pendleton Branch

Jim Hui
Vice President and Manager
Meadow Springs Branch

WILLAMETTE VALLEY REGION

Robert J. Ficker
Senior Vice President and Manager
Newberg Branch

Brad E. Lunt
Vice President and Manager
McMinnville Branch

Gary K. Gray
Vice President and Manager
Canby Branch

Independent evaluations of Columbia River Bank made in media, professional, and financial circles.

Oregon Business Magazine's "100 Best Companies to Work for in 2005." Criteria: attraction, retention and compensation, work environment, decision-making and trust, management performance, career development and learning, and employee benefits.

Independent Banker Magazine's "Top 20 ROA Community Banks," June 2005 issue.

Seattle Times' "Top Northwest 100 stocks," ranked 54th, in June 2005. To qualify, companies must excel over a two-year span on four performance measurements: return on equity, stock-price appreciation, sales per employee, and operating income.

US Banker Magazine's "Top 200 Publicly Traded Community Banks," ranked 12th. Based on 3-year average ROE, median EPS growth, average total risk, and price performance.

The Oregonian's "Top 50 public companies," August 2005. Rank moved from 36 to
31.

Corporate and Shareholder
Information

Annual Meeting
The annual meeting of shareholders is scheduled for

6:30 pm, Pacific Time, April 27, 2006, at Columbia Gorge Discovery Center, 5000 Discovery Drive, The Dalles, Oregon.

Financial Information
Columbia Bancorp news and financial results are available through our Web site and by mail. For information about Columbia Bancorp, including news and financial results and online annual reports, access our home page on the Internet at ww.columbiabancorp.com.

At your request, we will mail to you our quarterly earnings news releases, quarterly financial data reported on Form 10-Q and additional copies of our annual reports, please contact:

Investor Relations
PO Box 1050
The Dalles, Oregon 97058
541-298-3191

Transfer Agent
Shareholder Services
Wells Fargo Shareowners Services
PO Box 64854
St. Paul, Minnesota 55164-0854
1-800-468-9716

Outside Legal Counsel

Marcus Williams
Davis Wright Tremaine
2600 Century Square
1501 Fourth Avenue
Seattle, WA   98101

Bennett H. Goldstein
Attorney at Law
1132 SW 19th Ave, Unit 106
Portland, OR   97205-1742

Independent Auditors

Moss Adams LLP
222 SW Columbia, Suite 400
Portland, Oregon 97201
Member FDIC

These financial statements have not been reviewed, or confirmed for accuracy or relevance by the Federal Deposit Insurance Corporation.