Form 10-K, Exhibit 13
period 2006-12-31
COLUMBIA BANCORP \OR\
filed 2007-03-16
CIK 1010002

EXHIBIT 13.1
From the President and CEO
     In 2006, more people chose to reside and work within the diverse regions we serve, from the fertile Willamette Valley with its vibrant cities, to the high desert in central Oregon, and east to the rolling, open lands of the Columbia basin.
     As our region is diverse, so is our staff and customer base. Together we enjoy the beauty of this environment, while also contending occasionally with wildfires, floods, earthquakes and Mount St. Helens rebuilding itself. It truly does “come with the territory,” and we always find ways to recover and become as strong and lasting as the basalt cliffs near us. These elements comprise Columbia Bancorp.
     With this in mind, a year ago I set some very high expectations—including product line enhancement for Columbia River Bank and introduction of emerging technologies to boost customer support. I also targeted two to three new branch openings in 2006, retention of our vital employee base, and continued strong, double-digit balance sheet growth.
     So how did we do? I am pleased to report that Columbia Bancorp in 2006 met and exceeded these expectations.
     We achieved a healthy ROE of 18.72%, and once again, according to SNL Datasource, ranked in the top 20% of all publicly-traded companies with assets between $500 million and $1 billion. Our year-end assets grew by 23% over the prior year, from $841.2 million to $1.0 billion; at the same time we grew loans by $124.7 million, or 18%, and achieved our 20 th straight year of net income growth with profits of $1.55 per diluted share, which translated to $15.8 million in net income.

In addition, we introduced the following: an upgraded ATM system providing real-time balances during the transaction process, and new Credit Quest loan software, a system that integrates and expedites applications and approvals. We also promoted Craig Ortega to President of CRB. He will lead our entry into the hot Vancouver, Washington, market. This move, as well as our eastern Washington expansion, will help assure balanced loan and deposit growth.
     As we approach our 30th anniversary, Columbia Bancorp will remain adept in a rapidly changing banking environment. We recognize growing customer expectations for 24/7-account access from everywhere in the country and around the world via secure avenues and at a low cost, and the demand for absolute transparency in product services and related charges.
     We embrace these challenges, while our team rededicates itself daily to ensuring customer satisfaction and sustaining high shareholder value.
     On behalf of our Board of Directors, management team and dedicated staff, we thank you for partnering with us to make the year 2006 one of the best in our near 30-year history. We look forward, as always, to serving you now and in the future.
Roger L. Christensen
President and Chief Executive Officer
Richard E. Betz
Chairman of the Board
Headlines from our banner year:
• Net Interest Margin remains very strong at 6.44%, placing Columbia Bancorp in top 5% of the September 30, 2006 Federal Reserve peer group.
• Strategic goal surpassed by opening six new branches.
• Cash Management system implemented to strengthen deposits in a flat deposit growth environment.
• Target growth area expanded into the Vancouver, Washington market.
• “Live” Internet technology introduced to our customer base.

One-on-One with Columbia River Bank Leaders
Q : Columbia Bancorp is preparing for a new and more diverse growth phase as it grows past $1 billion in assets. What can you say about the future of the bank?
A : Greg Spear: Our future is where change is embraced and met with creativity and enthusiasm, and where we seek ways to improve and grow with the markets we serve. Fortunately, Columbia Bancorp has the foundation in place and a successful track record upon which to build. We will continue to exceed customer expectations by hiring the right people for the job and bringing quality products to the marketplace.
A : Shane Correa: We have the best team in banking, period. Along with this team, we have an organizational structure that allows us to be proactive versus reactive, and a well defined strategic expansion plan. CRB will continue to gain market share and be the bank of choice in markets we serve.
Q : Does CRB have an approach to today’s competitive bank environment?
A : Roger Christensen: Very definitely. In order to build an organization that has the ability to compete now and in the future, we follow a philosophy of having “the right people in the right seat.” We seek employees with the skills and attitude to match closely with the bank’s needs as well as their own capabilities. Hiring from within and outside the bank to get the best people remains our top competitive priority.

Q : How does the bank help its employees develop their job skills and open career opportunities?
A : Craig Ortega: We have a full-time training department. Our training effort focuses on everything from entry-level duties to leadership, management, sales, career development, lending certification, the basics of the cash-flow statement and how to successfully underwrite quality credits.We also support employees attending outside training, including courses offered through the Oregon Bankers Association (OBA),Western Independent Bankers and the Pacific Coast Bankers Bank. Members of our board regularly attend OBA seminars and conferences.We strongly believe in developing our own employees, so that when the time comes they are ready to advance within the organization, which fits our culture; to promote from within.
A : Britt Thomas: This year we rolled out a certification program for credit analysts and lending officers. Programs such as this are designed to augment on-the-job training and to ensure the bank has qualified people managing its largest asset.
Q : Showing up every morning with the right attitude can make a real difference in how the bank projects itself. Does CRB address this issue specifically?
A : Shane Correa: Yes.We call it “Showtime.” It is all about creating the experience for individual team members. Five minutes before a branch or administration team opens for business, we gather together, briefly talk about the upcoming day, provide positive encouragement, and remind everyone to have fun! Showtime helps us create a value-added work environment and helps assure that every customer experience with the bank is consistently upbeat.

Q : Do you have programs in place to assure that CRB has top leadership?
A : Roger Christensen: We do. Our bank is committed to developing its employees at all levels to become leaders. Our training program, which incorporates some of the principals from the book Good to Great, teaches employees what a leader is, and how he or she operates and guides. Most important, we push the decision-making process down so that every person at the bank has the ability and the authority to make decisions—and learn from them—in their areas of responsibility.
Q : We often hear companies speaking of “core values.” Which ones apply to CRB, and how do you support them?
A : Britt Thomas: We conduct our business lives by four fundamental touchstones — integrity, commitment, excellence, and teamwork. These values provide the context in which we interact with customers, shareholders, vendors, analysts, and each other.We expect not only our staff to live up to these core values, but also our vendors and customers. Why? Because demanding this high level of ethical behavior is not only right, it also guarantees the best possible chance for success.
A : Roger Christensen: Our core values, like the foundation of a home, support the whole structure of the bank. Integrity is doing the right thing for ourselves and for those we serve no matter the pressure. Excellence is taking all the necessary steps to ensure we are delivering the best products, services, and technologies to every customer. Commitment is following through with what we say we will do and are asked to complete. Teamwork is working as a group to create synergies for customers and employees alike. The only way we win is as a team.
Q : What financial milestones are you anticipating for Columbia Bancorp, and when will they occur?
A : Greg Spear: We measure success on many levels, but one particularly important indication is reflected in our ability to consistently achieve strong financial metrics. This has real meaning for our shareholders because of its direct correlation to our stock’s performance. It also relates to our customers and employees in terms of independence, product offerings, and growth opportunities. Columbia Bancorp strives to maintain a level of performance that meets the definition of a “high-performing bank,” defined as achieving financial performance levels within the top 25% of similarly sized banks in our national peer group. We’re at $1 billion in assets, which took 30 years to grow; our next $1 billion will come much sooner, and you can expect to see us pushing hard to deliver top performance in the areas of return on equity, efficiency, loan quality, and asset growth.
Q : How does CRB make certain it remains the bank of choice for customers in all the communities it serves?
A : Craig Ortega: We encourage our employees to know and become involved in their communities.We train them to provide services that create the optimum experience for our customers whether through branch, telephone, Internet, or ATM banking. We are bundling more services to better meet customer needs; we continue to evolve our products to stay ahead competitively and to monitor third-party vendors for new offerings.

What a Year!
2 0 0 6  H i g h l i g h t s  b y  M o n t h
January
Meadow Springs branch
permanently located in
Richland,Washington.
February
Roger Christensen,
President and CEO
of Columbia Bancorp,
presents to America’s
Community Banker
Investor Conference
in San Francisco,
California.
March
New Columbia River
Bank executive
offices completed
in The Dalles.
Cherry Heights branch
opened.
April
CRB named as one
of “Oregon’s Best
100 Places to Work”
for the fourth
year in a row.
May
Yakima and Sunnyside
temporary branches
opened in Washington.
Pasco,Washington
branch opened.
Cherry Heights branch is located
in The Dalles, Oregon.

June
Columbia Bancorp
is included in the new
NASDAQ Global Select
Market.
Increase in Columbia
Bancorp’s quarterly
dividend to $.10 per
share announced.
July
Real-time teller banking
introduced.
Columbia Bancorp added
to the Russell 2000 Index.
US Banker Magazine
ranks Columbia Bancorp
13th out of the top 200
community banks with
assets under $1 billion,
based on three-year
average ROE.
August
Craig Ortega named
President of Columbia
River Bank.
September
Plans announced
for long-term expansion
into Vancouver,
Washington market.
October
Site identification
initiated for future
Vancouver expansion.
November
Transition lead team
of Greg Spear and
Shane Correa relocated
to Vancouver.
December
Lake Oswego branch
opened.
Real-time ATMs
introduced.