Form 10-K, Exhibit 13
period 2007-12-31
COLUMBIA BANCORP \OR\
filed 2008-03-17
CIK 1010002

Exhibit 13.1
2007 Annual Report
Columbia
Bancorp
30 YEARS
Celebrating

“In every adversity there lies the seed for an equivalent advantage.” —Robert Collier
For this annual report commemorating our 30th year, we asked Bill Booth to recall the early days of Columbia River Bank and also speak to the future. Bill is the owner of Booth & Kelly, a real estate firm with an office in The Dalles. He is the only founding member still serving on Columbia Bancorp’s board of directors.
Where did the idea of starting a community bank in The Dalles begin?
Actually, it was over coffee with my friend, Steve Martin, at Johnny’s Café just down the street from here. We started talking about how a homegrown bank could offer better service to our community, and the idea took off. But I have to admit, about the only financial terms we understood were “debit” and “credit.” So quickly we brought in about dozen other people with more bank know-how to help with the organization. In a year, and under a great deal of scrutiny, we got our charter. You must have had a lot of faith in the local economy to do this. We certainly did. Beginning with construction of The Dalles Dam after World War II, this place took off. First, the highly-paid construction workers came in, followed by Harvey Aluminum, later purchased by Martin Marietta, and eventually Northwest Aluminum. But our backbone, of course, has always been agriculture, especially grains and cherries. I’m amazed at the current price of wheat: $8 per bushel compared to $3 not long ago, which translates into the purchase of new combines and more farm equipment. We are no longer dependent on any one sector, with new vineyards and wineries everywhere, huge wind farms going in east of us, the opening of Home Depot recently, tourism from wind surfing and all the other nearby recreational opportunities, and now Google establishing a major facility here leading to a surge in real estate values.
Did you ever experience any difficult times?
Yes, how can I forget! It was in August 1980, when we were before the FDIC in a meeting at the Benson Hotel in Portland. The feds didn’t like what we were doing one bit! That was when prime was 18% or 19%, and the bank was losing money. We showed $12 million in loans, and I can’t say all of it was solid. They gave us a couple of weeks to do two things—one was to put more money into the business and the other was to change management. Otherwise, padlocks for the front door would be brought out! Well, we went ahead and did what we were told to do by the FDIC, including a reverse stock split— which meant your four shares now equal three.
Obviously, the bank recovered, but how quickly?
We never looked back. Terry Cochran was brought in as president in 1981, and very rapidly the bank was turned around with new policies, staffing, and operational control. Our growth has been just incredible since then, to the point where today CRB is ranked as one of the best banks in the nation.
Can you point to a single move that has made the biggest difference?
Our decision to expand into the Bend, Oregon market would qualify. It was still a small, high desert resort-oriented town when we entered, but on the cusp of explosive growth. Despite some aggressive competition, CRB secured a good market position early on. With large, profitable construction loans from multiple developers in the area, our timing was good and we made the most of the opportunity.
What about the toughest decision the directors have made?
If you can believe it, the plan to open a branch in Hood River, Oregon caused the most controversy. It became more of an emotional issue than a practical one. A few long-timers on the board had a hard time believing that a town distinctively different from its “blue collar” neighbor would accept a bank coming from The Dalles. Do you know something? Our branch in Hood River has become one of our most successful. From the day we opened, we were welcomed as if we always belonged.
What do you attribute most to CRB’s success?
I think it is the idea of creating an institution that has the right people to help you. Roger Christensen has this philosophy—put the best team in and you will do well. It’s also how the bank operates from within, and CRB has the person for this, Greg Spear. Nobody else is as brilliant with numbers. Add to this a “people guy” like Craig Ortega, who will work the streets to bring in the best customers. Most of all, throughout all of CRB, you have a bank that truly cares for the average person.
Explain today’s banking climate. It has not been a good year for most banks, Columbia Bancorp included. Banks are facing challenges from many fronts: the sub-prime crisis, competition for deposits and compressing net interest margins. It will take a while to come out of this, but there are already signs of a turn.
Where does the bank go from here?
Right now, it is happening in Vancouver, Washington. We have opened a temporary branch there as part of an overall expansion plan into this hot market. Vancouver in some ways is like other small- to medium-sized cities served by CRB, but it is also different, much more urban—actually an extension of the Portland metro area. We will be facing lots of competition, but I know we will prevail because of the “homegrown” attitude I mentioned earlier. Vancouver is as eager as any of the communities we serve to have a local bank staffed with people who are always willing to support their financial needs, whether it be a large commercial loan or a small personal transaction.
Looking back, what can you say about your time on the bank’s board?
It has been a wonderful ride!
–Bill Booth

TIMELINE
1977
Frustrated with the services provided
by branches of larger institutions,
seven local businessmen led the
drive for enough capital to start an
independent regional bank based
in The Dalles and named it Columbia
River Banking Company.
1981
Experiencing early
start-up struggles,
the directors bring
in a new president,
Terry Cochran,
who steers
the bank
through
big changes
and on to
profitable
operations.
1991
Affiliating with
PrimeVest Financial
Services, CRB
offers investment
products to go
along with traditional
banking services
1995
CRB purchases
Juniper Banking
Company with
branches in
Redmond and
Madras, Oregon.
1996
The holding
company,
Columbia
Bancorp, is formed and later
in the year purchase is made
of Klickitat Valley Bank with
branches in White Salmon and
Goldendale, Washington

1997
CRB makes a major move
into the Central Oregon market with
the opening of the Bend branch.
The Columbia River Bank Mortgage
Group is also created
1998
What a year!
The board decides
to publicly offer
1 million new shares,
and posts on NASDAQ under call letters
of CBBO. Branches are added in record
numbers, including Hermiston and
Pendleton, Oregon, and a second facility
in Bend. In addition, Columbia Bancorp
acquires Valley Community Bank, a one office
operation in McMinnville, Oregon.
2002
CRB administrative
offices are
moved to new
quarters in
The Dalles.
2006
Representing a
significant shift
from its primarily
rural roots, CRB
establishes a
transition team in Vancouver,
Washington, to enter this
dynamic urban market
across the Columbia River
from the Portland, Oregon
metropolitan area.
2007
A striking stone and glass facade
highlights the entry of permanent
quarters for the Sunnyside branch
in Central Washington. Construction
is now underway, with completion
expected later in 2008.

From the President and CEO
2007 ended far differently than it began! Almost overnight an economic drama unfolded, a result of the sub-prime lending crises felt nationwide.
In the face of a downturn in real estate and other recessionary indicators, where do we gather strength as a community bank? I believe it comes from our “One Bank, One Team” culture. It has led Columbia Bancorp into its 30th year of doing business in Oregon and Washington by reaching a goal set ten years ago of $1 billion in assets.
Apart from our solid foundation, we are finding strength in adapting the bank to times of change by ramping up the technology side of our business and by expanding our executive team.
Christine Herb joined us as Executive Vice President/Chief Information Officer. Her role as head of bank technology, together with the naming of Brian Devereux as Executive Vice President/Chief Operating Officer, creates a team that is focused on boosting the connectivity, security, and functionality of our systems between inside users and customers.
To strengthen us strategically in a risk-focused culture, we promoted Bob Card with his 38 years of banking experience to Executive Vice President/Director of Risk Management. To expand our recruiting efforts as we continue to grow Columbia Bancorp, we hired Tamera Millington Bhatti as Corporate Vice President/ Human Resources Director.
Completing the top echelon, we promoted our Controller, Staci Coburn, to Corporate Vice President/Chief Accounting Officer and added Vice Chair to CFO Greg Spear’s responsibilities. This follows my plan to align the executive team into two areas: 1) sales/service, which I will lead, and 2) operations, which Greg will direct. With Staci taking on Greg’s financial/accounting responsibilities, the way is clear for enhanced execution at all levels of management.
Despite the troubling economy in 2007 we achieved an ROE of 14.96%, and continued to rank in the top 20% of all publicly-traded companies with assets between $750 million–$2.0 billion, according to SNL Datasource. Total assets remained relatively flat, ending the year at $1.0 billion. Our gross loans grew by $65.6 million, or 8%, over the prior year, ending the year at $879.1 million. Although we did not reach our 21st consecutive year of net income growth, we did achieve a very respectable $1.42 per diluted share, or $14.5 million in net income.
While Columbia Bancorp has traditionally drawn strength from primarily rural areas, we are now aiming to become a dominant player in urban settings starting with expansion into the vibrant Vancouver, Washington market. This thrust involves branch openings as well as migrating some administrative functions, such as retail and loan operations, from our headquarters to Vancouver. (Other departments will remain in The Dalles as part of our commitment to the employees and community.)
Our pledge to be progressive and forward thinking in recognizing customer needs drives us to seek new services and products—and to deliver them securely and privately. We successfully rolled out Positive Pay, an anti-fraud tool for our customers to manage check disbursements. Remote Deposit Capture, a product that allows users to manage their business account deposits from work or home, is in pilot and will rollout as a full offering in 2008. Based on extensive customer feedback, Internet banking today is easier to use with new enhancements. Next up, customers will be able to open new accounts online.
This year will be challenging for community banks and financial institutions in general, but we will continue to innovate and improve as we go—and to “create the experience that makes us the bank of choice” for our shareholders and customers. On behalf of myself, our Board of Directors, management team and dedicated staff, thank you for allowing Columbia Bancorp and Columbia River Bank to serve you these past 30 years.
Roger L. Christensen
President and Chief Executive Officer
Headlines for the year:
Richard E. Betz
Chairman of the Board

Board of Directors
James J. Doran
Jim Doran Auto Dealerships
Owner
McMinnville, Oregon
Jean S. McKinney
McKinney Ranches, Inc.
Owner
Wasco, Oregon
Donald T. Mitchell
Lumber Broker
Retired
Redmond, Oregon
Terry L. Cochran
Banker
Retired
Bend, Oregon
Roger L. Christensen
Columbia Bancorp
President and
Chief Executive Officer
The Dalles, Oregon
Charles F. Beardsley
Hershner & Bell
Real Estate
Owner
Hood River, Oregon
Lori R. Boyd
Boyd Consulting
Owner
Bend, Oregon
Dennis L. Carver
Goldendale Chiropractic Clinic
Chiropractor/Owner
Goldendale, Washington
William A. Booth
Booth & Kelly
Real Estate
Owner
The Dalles, Oregon
Richard E. Betz
Royale Columbia Farms, Inc.
Bud-Rich Potato, Inc.
Owner

Hermiston, Oregon
Executive Team
Roger L. Christensen
President and
Chief Executive Officer
Columbia Bancorp
Chief Executive Officer
Columbia River Bank
Greg B. Spear
Vice Chair
Chief Financial Officer
Columbia Bancorp
and Columbia River Bank
Craig J. Ortega
President
Columbia River Bank
R. Shane Correa
Executive Vice President
Chief Banking Officer
Columbia River Bank
Brian L. Devereux
Executive Vice President
Chief Operating Officer
Columbia River Bank
Tamera J. Millington Bhatti
Corporate Vice President
Human Resources Director
Columbia River Bank
Staci L. Coburn
Corporate Vice President
Chief Accounting Officer
Columbia River Bank
Robert V. Card
Executive Vice President
Director of Risk
Management
Columbia River Bank
Christine M. Herb
Executive Vice President
Chief Information Officer
Columbia River Bank

Corporate & Shareholder Information

Annual Meeting
The annual meeting of shareholders
is scheduled for 6:30 pm, Pacific Time,
April 24, 2008, at Columbia Gorge
Discovery Center, 5000 Discovery Drive,
The Dalles, Oregon.
Columbia Bancorp stock is offered
on NASDAQ under the symbol CBBO.

Financial Information
Columbia Bancorp news and financial
results are available through our
website and by mail.
Website. For information about Columbia
Bancorp, including news, financial results
and online annual reports, please access
our home page on the Internet at

www.columbiabancorp.com.
Mail. At your request, we will mail
our quarterly earnings news releases,
quarterly financial data reported on
Form 10-Q and additional copies of our
annual report to you. Please contact:

Investor Relations
PO Box 1050
The Dalles, Oregon 97058
541-298-3191
Toll Free 877-272-3678
www.columbiabancorp.com.

Transfer Agent
Shareholder Services
Wells Fargo Shareowner Services
PO Box 64854
St. Paul, Minnesota 55164-0854
Toll Free 800-468-9716

Outside Legal Counsel
Marcus J. Williams
Davis Wright Tremaine LLP
1201 Third Avenue
Suite 2200
Seattle,Washington 98101
Bennett H. Goldstein
Attorney at Law
1132 SW 19th Avenue, Unit 106
Portland, Oregon 97205

Independent Auditors
Moss Adams LLP
805 SW Broadway, Suite 1200
Portland, Oregon 97205

Member FDIC
These financial statements have
not been reviewed or confirmed for
accuracy or relevance by the Federal
Deposit Insurance Corporation.
PO Box 1050
The Dalles, OR 97058
Toll Free 877-272-3678
www.columbiabancorp.com

YEARS 30

Celebrating

Columbia Bancorp is the financial holding company for Columbia River Bank (CRB), which operates 22 branches located in growing, mid-sized cities and communities of the Pacific Northwest. To supplement its full array of banking services and products, CRB provides mortgage loan services through the CRB Mortgage Team and brokerage services through the CRB Financial Services Team. For a complete list of branch locations please visit our website at www.ColumbiaRiverBank.com

Design: Orban Ranch | Writing & Creative Direction: Dave Bronson Board & Executives Photos: László Bencze, Scott Barbour Cover Photo: Mark Hudon